Exhibit 2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to what action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 (FSMA) if you are resident in the United Kingdom or, if not, another appropriately authorised independent financial adviser.

This document comprises a prospectus relating to WPP 2012 plc (New WPP or the Company) and has been prepared in accordance with the Prospectus Rules of the Financial Services Authority (FSA) made under section 73A of the FSMA. This document has been filed with the FSA and has been made available to the public in accordance with section 3.2 of the Prospectus Rules. This prospectus is dated 13 November 2012.

If you have sold or otherwise transferred all of your WPP Shares, please forward this document, together with the accompanying documents, at once to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee. However, these documents should not be forwarded or transmitted in or into any jurisdiction in which such act would constitute a violation of the relevant laws or regulations of such jurisdiction. If you have sold or transferred only part of your holding of WPP Shares, you should retain these documents and consult the bank, stockbroker or other agent through whom the sale or transfer was effected.

This document has been prepared in connection with a scheme of arrangement pursuant to Article 125 of the Companies (Jersey) Law 1991 to introduce a new Jersey incorporated parent company, New WPP, to the WPP Group (the Scheme) and has been prepared on the assumption that the Scheme will become effective in accordance with its current terms. A summary of the Scheme and related proposals are set out in Part 1 of this document. You should read this document and any documents incorporated herein by reference in their entirety including, in particular, the risk factors set out in the section of this document headed “Risk Factors”.

The New WPP Directors, whose names appear on page 21 of this document, and the Company, accept responsibility for the information contained in this document. To the best of the knowledge of the Company and the New WPP Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and contains no omission likely to affect the import of such information.

WPP 2012 plc

(incorporated in Jersey under the Companies (Jersey) Law 1991 with registered number 111714)

Prospectus

relating to admission to the premium segment of the Official List and to trading on the London Stock Exchange

of up to 1,300,000,000 ordinary shares of ten pence each

Sponsor

Merrill Lynch International

Application will be made to the UK Listing Authority for all of the ordinary share capital of the Company to be admitted to the premium segment of the Official List maintained by the UK Listing Authority and to the London Stock Exchange for it to be admitted to trading on the London Stock Exchange’s main market for listed securities. If the Scheme proceeds as currently envisaged, it is expected that admission to listing and trading will become effective and that unconditional dealings will commence at 8.00 a.m. on 3 January 2013.

This document does not constitute an invitation or offer to sell or exchange, or the solicitation of an invitation or offer to buy or exchange, any security or to become a member of New WPP. None of the securities referred to in this document shall be sold, issued, exchanged or transferred in any jurisdiction in contravention of applicable law.

The distribution of this document in certain jurisdictions may be restricted by law. No action has been, or will be, taken by New WPP to permit a public offering of New WPP Shares under the applicable laws of any jurisdiction. Other than in the United Kingdom and Jersey, no action has been taken or will be taken to permit the possession or distribution of this document (or any other offering or publicity materials or application form(s) relating to New WPP Shares) in any jurisdiction where action for that purpose may be required or doing so is restricted by law. Accordingly, neither this document nor any other material relating to the New WPP Shares may be distributed or published in any jurisdiction except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

The New WPP Shares have not been, and will not be, registered under the US Securities Act of 1933, as amended, and will be issued in reliance on the exemption provided by section 3(a)(10) of the US Securities Act. You should make your own decision whether the Scheme and the New WPP Shares meet your investment objectives and risk tolerance level. Neither the SEC nor any US state securities commission has approved, disapproved, endorsed, or recommended the Scheme and the New WPP Shares. No independent person has confirmed the accuracy or truthfulness of this disclosure. Any representation to the contrary is a criminal offence in the United States.

A copy of this prospectus has been delivered to the Jersey Registrar of Companies in accordance with Article 5 of the Companies (General Provisions) (Jersey) Order 2002 and the Jersey Registrar of Companies has given, and not withdrawn, his consent to its circulation. The Jersey Financial Services Commission (the Commission) has given, and has not withdrawn, its consent under Article 2 of the Control of Borrowing (Jersey) Order 1958 to the issue of the New WPP Shares by the Company. The Commission is protected by the Control of Borrowing (Jersey) Law 1947 against any liability arising from the discharge of its functions under that law. It must be distinctly understood that, in giving these consents, neither the Jersey Registrar of Companies nor the Commission takes any responsibility for the financial soundness of the Company or for the correctness of any statements made, or opinions expressed, with regard to the Company.

Nothing in this prospectus or anything communicated to the holders or potential holders of any New WPP Shares (or interests in them) by or on behalf of the Company is intended to constitute or should be construed as advice on the merits of the purchase of, or subscription for, any New WPP Shares (or interests in them) or the exercise of any rights attached to the New WPP Shares (or interests in them) for the purposes of the Financial Services (Jersey) Law 1998. The contents of this document should not be construed as legal, financial or tax advice. Each prospective investor should consult his, her or its own legal, financial or tax adviser for legal, financial or tax advice. It should be remembered that the price of securities and the income from them can go down as well as up.

Certain information relating to the WPP Group has been incorporated by reference into this document. Please read Part 6 – “Documents Incorporated by Reference” – for further details. No person has been authorised to give any information or make any representations other than those contained in this document and any documents incorporated by reference and, if given or made, such information or representations must not be relied on as having been so authorised by New WPP, the New WPP Directors, Merrill Lynch or any of Merrill Lynch’s affiliates. Without prejudice to any obligation of the Company to publish a supplementary prospectus pursuant to section 87G of the FSMA and section 3.4 of the Prospectus Rules, neither the delivery of this document nor any subscription or sale made under the Scheme will, under any circumstances, create any implication that there has been no change in the affairs of the WPP Group since the date of this document or that the information in it is correct as of any subsequent time to the date of this document.

Merrill Lynch International (Merrill Lynch), which is authorised and regulated in the United Kingdom by the FSA, is acting exclusively for WPP and New WPP and no one else in connection with the Proposals and Admission and will not regard any other person (whether or not a recipient of this document) as its client in relation to the Proposals or the Admission and will not be responsible to anyone (whether or not a recipient of this document) other than WPP and New WPP for providing the protections afforded to its clients or for providing any advice in relation to the Proposals or Admission or any transaction, matter or arrangement referred to in this document. Apart from the responsibilities and liabilities, if any, which may be imposed on Merrill Lynch by the FSMA or by the regulatory regime established thereunder, neither Merrill Lynch nor any of its affiliates accept any responsibility whatsoever for the contents of this document or for any other statement made or purported to be made by or on behalf of Merrill Lynch or any of its affiliates in connection with WPP, New WPP, the Proposals or the New WPP Shares. Merrill Lynch and each of its affiliates accordingly disclaim all and any liability whether arising in tort, contract or otherwise (save as referred to above) in respect of this document or any such statement(s) and no representation or warranty, express or implied, is made by Merrill Lynch or any of its affiliates as to the accuracy, completeness or sufficiency of the information set out in this document.

CONTENTS

Summary	4
Expected Timetable of Principal Events	15
Risk Factors	16
Directors, Secretary, Registered and Head Office and Advisers	21
Presentation of Information	22
Part 1 – The Scheme of Arrangement and Related Proposals	24
Part 2 – Business Description of the WPP Group	32
Part 3 – Financial Information on the WPP Group	46
Part 4 – Operating and Financial Review	48
Part 5 – Additional Information	75
Part 6 – Documents Incorporated by Reference	139
Part 7 – Definitions	142

SUMMARY

Summaries are made up of disclosure requirements known as ‘Elements’. These elements are numbered in Sections A-E (A.1-E.7).

This summary contains all the Elements required to be included in a summary for the type of securities and issuer to which this prospectus relates. Because some Elements are not required to be addressed, there may be gaps in the numbering sequence of the Elements.

Even though an Element may be required to be inserted in the summary because of the type of securities and issuer to which this prospectus relates, it is possible that no relevant information can be given regarding the Element. In this case a short description of the Element is included in the summary with the mention of ‘not applicable’.

Section A – Introduction and warnings

A.1	Warning

This summary should be read as an introduction to this prospectus.

Any decision to invest in the New WPP Shares should be based on consideration of this prospectus as a whole by the investor.

Where a claim relating to the information contained in this prospectus is brought before a court, the plaintiff investor might, under the national legislation of the EEA states, have to bear the costs of translating this prospectus before the legal proceedings are initiated.

Civil liability attaches to those persons who have tabled the summary including any translation thereof, but only if the summary is misleading, inaccurate or inconsistent when read together with the other parts of this prospectus or it does not provide, when read together with the other parts of this prospectus, key information in order to aid investors when considering whether to invest in such securities.

A.2		Not applicable – this prospectus has not been drawn up in connection with any subsequent resale or placement of securities by financial intermediaries.

Section B – Issuer

B.1	Legal and commercial name	WPP 2012 plc (to be renamed WPP plc immediately after the Scheme becomes effective).

B.2	Domicile and legal form, legislation and country of incorporation	New WPP is a public limited company incorporated in Jersey under the Companies (Jersey) Law 1991 with registered number 111714.

B.3	Current operations, principal activities and markets

WPP’s business comprises the provision of communications services on a national, multinational and global basis. It operates from over 3,000 offices in 110 countries. WPP organises its businesses in the following four areas: Advertising and Media Investment Management; Consumer Insight; Public Relations & Public Affairs; and Branding & Identity, Healthcare and Specialist Communications (including direct, digital, promotion and relationship marketing).

B.4a	Significant recent trends	In the third quarter of 2012, the WPP Group’s reported revenues were up 1.6% at £2.496 billion. Revenues in constant currency were up 4.8%, continuing to reflect the strength of the pound sterling against the euro and against certain BRIC and Next 11 currencies, partly offset by the weakness of the pound sterling against the US dollar. On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenues were up 1.9%. Like-for-like revenue growth in the third quarter was softer than the first half, particularly in September and in North America and Continental Europe as a whole. Functionally, both Consumer Insight and Public Relations & Public Affairs experienced slower growth than in the first half, again particularly in September. Advertising and Media Investment Management and Branding & Identity, Healthcare and Specialist Communications (including direct, digital and interactive) were, as in 2011 and the first half of 2012, the strongest sectors. Flash revenue numbers for October indicate like-for-like revenue growth at a similar level to the third quarter and better than September.

In the first nine months of 2012, profits and operating margins were in line with budget and ahead of last year.

The pace of organic growth slowed during the third quarter of 2012 for all the leading marketing services companies. Whilst the UK may have been buoyed by client spending behind the London Olympic and Paralympic Games, most other regions saw a slowdown in the rate of top line growth.

For the industry, full year organic revenue forecasts by analysts have been lowered to the 2%-4% range for the year, compared to an expectation of approximate growth of 4% earlier in the year and industry growth of over 5% achieved during 2011.

B.5	Description of the Group

WPP, the existing parent company of the WPP Group, and its subsidiaries comprise the largest communications services businesses in the world. At 31 December 2011, the WPP Group had 113,615 employees. Including all employees of associated companies, this figure was approximately 158,000. For the year ended 31 December 2011, the WPP Group had revenue of £10,022 million and operating profit of £1,192 million.

The WPP Group operates through a number of established global, multinational and national advertising and marketing services companies that are organised into four business segments: Advertising and Media Investment Management; Consumer Insight; Public Relations & Public Affairs; and Branding & Identity, Healthcare and Specialist Communications (including direct, digital, promotion and relationship marketing).

WPP, the existing parent company of the WPP Group, develops the professional and financial strategy of the WPP Group, promotes operating efficiencies, co-ordinates cross referrals of clients among the WPP Group companies and monitors the financial performance of its operating companies. WPP acts only as the parent company and does not trade. As a result of the Scheme, New WPP will become the new parent company of the WPP Group.

B.6	Interests in the Company and voting rights

Insofar as is known to WPP and New WPP, as at 12 November 2012 (being the last practicable date before the publication of this document) the following persons were interested, directly or indirectly, in 3 per cent. or more of WPP’s voting share capital (on the basis of their disclosed existing holdings of WPP Shares as at 12 November 2012) and the amount of such person’s holding of the total voting rights in respect of the New WPP Shares following the Scheme becoming effective is expected to be as follows:

		Name	No. of WPP Shares before the Scheme becomes effective	%age of WPP Shares before the Scheme becomes effective	No. of New WPP Shares after the Scheme becomes effective	%age of New WPP Shares after the Scheme becomes effective
		Legal & General Group plc	55,108,806	4.36	55,108,806	4.36
		Capital Research and Management Company	41,585,000	3.29	41,585,000	3.29

So far as New WPP is aware, immediately following implementation of the Scheme, no person or persons, directly or indirectly, jointly or severally, will exercise or could exercise control over New WPP.

There is no differentiation in voting rights attributable to WPP’s voting share capital.

B.7	Selected historical key financial information

New WPP has not traded since its date of incorporation. There has been no significant change in the financial or trading position of the WPP Group since 30 June 2012, being the date to which WPP’s Interim Report for the period to 30 June 2012 was prepared.

The tables below set out summary financial information for the WPP Group for the periods indicated. The data below has been extracted, without material adjustment, from the WPP Group’s audited consolidated financial statements for the years ended 2009, 2010 and 2011 and its unaudited interim financial statements for the periods ended 30 June 2011 and 30 June 2012, in each case prepared in accordance with IFRS.

Summary Consolidated Income Statement

	Six months ended 30 June 2012 £m	Six months ended 30 June 2011 £m	Year ended 31 December 2011 £m	Year ended 31 December 2010 £m	Year ended 31 December 2009 £m
Billings	21,650.6	21,392.0	44,791.8	42,683.6	37,919.4

Revenue	4,971.6	4,713.0	10,021.8	9,331.0	8,684.3
Direct costs	(403.8)	(360.2)	(783.3)	(770.5)	(703.6)

Gross profit	4,567.8	4,352.8	9,238.5	8,560.5	7,980.7
Operating costs	(4,112.4)	(3,921.6)	(8,046.3)	(7,587.5)	(7,219.0)
Operating profit	455.4	431.2	1,192.2	973.0	761.7

Share of results of associates	28.0	24.5	66.1	55.2	57.0

Profit before interest and taxation	483.4	455.7	1,258.3	1,028.2	818.7
Finance income	42.9	44.9	97.3	81.7	150.4
Finance costs	(146.1)	(145.8)	(297.2)	(276.8)	(355.4)
Revaluation of Financial Instruments	(22.5)	(20.5)	(50.0)	18.2	48.9

Profit before taxation	357.7	334.3	1,008.4	851.3	662.6
Taxation	(50.9)	(71.5)	(91.9)	(190.3)	(155.7)

Profit for the period/year	306.8	262.8	916.5	661.0	506.9

Attributable to:
Equity holders of the parent	277.8	230.7	840.1	586.0	437.7
Non-controlling interests	29.0	32.1	76.4	75.0	69.2

Profit for the period/year	306.8	262.8	916.5	661.0	506.9

Headline PBIT[1,3]	570.0	517.9	1,429.0	1,228.7	1,017.2
Headline PBIT margin	11.5%	11.0%	14.3%	13.2%	11.7%
Headline PBT[2,3]	466.8	417.0	1,229.1	1,033.6	812.2

Earnings per share:
Basic earnings per ordinary share	22.3p	18.5p	67.6p	47.5p	35.9p
Diluted earnings per ordinary share	21.6p	18.1p	64.5p	45.9p	35.3p

1

Headline PBIT means profit before finance income/costs and revaluation of financial instruments, taxation, investment gains/ losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets and share of exceptional gains/losses of associates.

2

Headline PBT means profit before taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, share of exceptional gains/losses of associates and revaluation of financial instruments.

3	The calculation of Headline PBIT and Headline PBT is set out in note 31 of WPP’s 2011 Annual Report.

		Summary Consolidated Balance Sheet

			30 June 2012 £m	30 June 2011 £m	31 December 2011 £m	31 December 2010 £m	31 December 2009 £m
		Non-current assets	13,338.8	13,349.2	13,406.2	13,087.6	12,756.2
		Current assets	10,376.7	11,243.3	11,288.7	11,257.5	9,595.3
		Current liabilities	(10,729.6)	(11,649.4)	(11,797.3)	(12,074.8)	(10,566.3)
		Net current liabilities	(352.9)	(406.1)	(508.6)	(817.3)	(971.0)
		Total assets less current liabilities	12,985.9	12,943.1	12,897.6	12,270.3	11,785.2
		Non-current liabilities	(5,929.2)	(6,034.1)	(6,003.3)	(5,622.4)	(5,709.5)
		Net assets	7,056.7	6,909.0	6,894.3	6,647.9	6,075.7
		Equity
		Equity share owners’ funds	6,820.9	6,694.3	6,663.3	6,446.6	5,894.0
		Non-controlling interests	235.8	214.7	231.0	201.3	181.7
		Total equity	7,056.7	6,909.0	6,894.3	6,647.9	6,075.7

Capitalisation and Indebtedness

At 30 September 2012, WPP Group had total current debt of £279.3 million and non-current debt of £4,461.6 million. The net financial indebtedness of WPP Group at 30 September 2012 was £3,482.5 million. This information has been extracted without material adjustment from the unaudited accounting records of WPP Group at that date.

Shareholders’ equity of WPP Group at 30 June 2012 was a deficit of £4,237.9 million, excluding retained earnings of £11,058.8 million. This information has been extracted without material adjustment from the unaudited interim financial statements of WPP Group for the period ended 30 June 2012.

New WPP’s total capitalisation as at 13 November 2012 was £0.20 consisting of two issued and fully paid up ordinary shares of ten pence each. It had no outstanding indebtedness and zero net financial indebtedness as at that date.

B.8	Selected key pro forma financial information

Not applicable – New WPP is a newly incorporated company which has not traded since its incorporation and, prior to the Scheme becoming effective, will not own any assets or have any liabilities. As a result of the Scheme becoming effective, New WPP will become the new parent company of the WPP Group and its assets, liabilities and earnings on a consolidated basis will be those of the WPP Group.

B.9	Profit forecast or estimate	Not applicable – there are no profit forecasts or estimates contained in this prospectus.

B.10	Audit report qualifications	Not applicable – there are no qualifications in the audit reports on the historical financial information.

B.11	Insufficient working capital	Not applicable – the working capital available to the New WPP Group is sufficient for its present requirements, that is for at least the 12 months following the date of this document.

Section C – Securities

C.1	Type and class of securities admitted to trading and identification number

The Scheme involves the issue of new ordinary shares of ten pence each in the capital of New WPP.

Application will be made to the London Stock Exchange for all the ordinary share capital of New WPP to be admitted to trading on the London Stock Exchange’s main market for listed securities.

When admitted to trading, the New WPP Shares will be registered with ISIN number JE00B8KF9B49.

C.2	Currency of issue	The currency of the issue is British pounds sterling.

C.3	Number of shares in issue and par value

The aggregate nominal value of the issued ordinary share capital of New WPP immediately following the Scheme becoming effective will (assuming no further WPP Shares are issued after 12 November 2012) be £126,968,916.90 divided into 1,269,689,169 ordinary shares of ten pence each, all of which will be issued fully paid.

C.4	Rights attaching to the securities

Voting Rights – Subject to disenfranchisement in the event of: (A) non-payment of any call or other sum due and payable in respect of any New WPP Share; or (B) any non-compliance with any notice requiring disclosure of the beneficial ownership of any New WPP Shares and subject to any special rights or restrictions as to voting for the time being attached to any New WPP Shares (as to which there are none at present), on a show of hands every qualifying person (i.e. New WPP Share Owner, proxy or authorised corporate representative) present has one vote other than every proxy appointed by more than one member entitled to vote on the resolution who shall have two votes, one vote for and one against the resolution if: (i) one or more of the members instructed him to vote for and one or more of the members instructed him to vote against the resolution; or (ii) one or more of the members instructed him to vote for the resolution and one or more of the members gave him discretion as to how to vote and he exercises his discretion by voting against the resolution; or (iii) one or more of the members instructed him to vote against the resolution and one or more of the members gave him discretion as to how to vote and he exercises his discretion by voting for the resolution, and on a poll every New WPP Share Owner present in person or by proxy has one vote for every New WPP Share of which he is a holder, except that any proxy who has been appointed by the US Depositary shall have such number of votes as equals the number of New WPP Shares in relation to which such proxy has been appointed. In the case of joint holders, the vote of the person whose name stands first in the register of members and who tenders a vote is accepted to the exclusion of any votes tendered by any other joint holders.

Dividends – Except insofar as the rights attaching to, or the terms of issue of, any new WPP share otherwise provide: (A) all dividends shall be declared and paid according to the amounts paid up on the New WPP Shares in respect of which the dividend is paid, but no amount paid up on a New WPP Share in advance of calls shall be treated as paid up on the New WPP Share; (B) all dividends shall be apportioned and paid pro rata according to the amounts paid up on the New WPP Shares during any portion or portions of the period in respect of which the dividend is paid; (C) any amount paid by New WPP by way of dividend will be deemed to include any amount that New WPP may be compelled by law to withhold or deduct; and (D) dividends may be declared or paid in any currency.

Return of capital on a winding up – In respect of a return of capital on a winding up a liquidator may, with the sanction of a special resolution of New WPP and any other sanction required by the Jersey Statutes: (A) divide among the New WPP Share Owners in specie the whole or any part of the assets of New WPP; or (B) vest the whole or any part of the assets in trustees on such trusts for the benefit of New WPP Share Owners as the liquidator shall think fit, but no New WPP Share Owner shall be compelled to accept any assets upon which there is any liability.

C.5	Restrictions on transfer	A New WPP Share Owner may transfer all or any of his New WPP Shares in any manner which is permitted by the Jersey Statutes and is from time to time approved by the New WPP Board subject to:

•

the absolute discretion of the New WPP Board to refuse to register any transfer of any certificated New WPP Share which is not fully paid up (but not so as to prevent dealings in New WPP Shares admitted to official listing by the UK Listing Authority from taking place on an open and proper basis) or on which New WPP has a lien;

•

the absolute discretion of the New WPP Board to refuse to register any instrument of transfer of a certificated New WPP Share unless it is lodged at the registered office, or such other place as the New WPP Board may decide, for registration, accompanied by the share certificate for the New WPP Shares to be transferred and such other evidence as the New WPP Board may reasonably require to prove title of the intending transferor or his right to transfer the Shares and it is in respect of only one class of New WPP Share; and

•

the restrictions on transfer which apply on the failure by a holder or interested person to provide requested information within 14 days after having been issued with a disclosure notice by New WPP on the basis that New WPP knows or has reasonable cause to believe is either interested in New WPP’s shares or has been so interested at any time during the three years immediately preceding the date on which the disclosure notice is issued.

C.6	Admission to trading

Application will be made for all the New WPP Shares to be issued pursuant to the Scheme to be admitted to trading on the London Stock Exchange’s main market for listed securities.

Prior to the Effective Date, WPP will file a “Notification: Substitution Listing Event” with NASDAQ notifying NASDAQ of the Scheme and, upon effectiveness of the Scheme, the New WPP ADSs will be listed on NASDAQ in substitution for the WPP ADSs.

C.7	Dividend policy

The New WPP Board expects to continue to follow WPP’s current dividend pay-out policy, whilst also continuing to examine the relative merits of dividends, capital expenditure, acquisitions and share re-purchases. As announced in the WPP Group’s 2010 Preliminary Results, and following a review of its dividend pay-out policy and consultation with institutional share owners and analysts which indicated that many share owners favoured consistent dividend growth and better dividend yields over share re-purchases, the WPP Board’s objective has been to increase the dividend pay-out ratio as a proportion of post-tax profits to approximately 40% over the medium term, reducing the dividend cover from approximately three times to approximately two and one-half times.

Section D – Risks

D.1	Key risks specific to the Company or its industry	•

The WPP Group competes for clients in a highly competitive industry and client policies on conflicts of interest can also restrict the ability to retain or increase the amount of work from existing clients or to attract new clients. Clients choosing another agency, or placing restrictions on an agency representing competing accounts or product lines, could have a material adverse effect on the WPP Group’s market share and its business, revenues, results of operations, financial condition or prospects.

•

The WPP Group receives a significant portion of its revenues from a limited number of large clients. There can be no assurance that all of the WPP Group’s clients will continue to utilise the WPP Group’s services to the same extent, or at all, in the future. A significant reduction in advertising and marketing spend by, or the loss of one or more of the WPP Group’s largest clients, could have a material adverse effect on the business, revenues, results of operations, financial condition or prospects of the WPP Group.

•

The WPP Group is subject to recessionary economic cycles, and many of the economies in which the WPP Group operates worldwide have significant economic challenges. A reduction in client spending, or clients postponing spending, on the services offered by the WPP Group, or the switching of client expenditure to non-traditional media and renegotiation of contract terms, could lead to reduced profitability and cash flow which could have a material adverse effect on the business, revenues, results of operations, financial condition or prospects of the WPP Group.

•

The WPP Group is subject to credit risk through the default of a client or other counterparty. If a significant client or counterparty were to file for bankruptcy, become insolvent or otherwise be unable to pay sums due, the resulting damages, costs, expenses or legal fees which may be suffered by the WPP Group could have a material adverse effect on its business, revenues, results of operations, financial condition or prospects.

•

The WPP Group operates in 110 countries as a result of which its international operations are subject to the following risk factors: (i) restrictions and/or changes in taxation on repatriation of earnings, (ii) economic, social or political instability within different countries, regions and markets (particularly in emerging markets), (iii) changes in foreign laws and regulatory requirements and (iv) uncertainty or potential ineffectiveness or lack of enforcement in relation to WPP Group’s contractual rights. The occurrence of any of these factors could have a material adverse effect on the WPP Group’s ability to maintain or increase its operations in the areas affected, its flexibility in structuring its operations, its reputation or its business, revenues, results of operations, financial condition or prospects.

•

The WPP Group is highly dependent on the talent, creative abilities and technical skills of its senior management and other key personnel, including their relationships with clients. There can be no assurance that the WPP Group will be able to retain its senior management or other key personnel, or that the Group will be able to attract new personnel to support the growth of its business. The WPP Group’s business, revenues, results of operations, financial condition or prospects could be materially adversely affected if it were unable to attract and retain key personnel or if its talent management and succession planning for key personnel were to prove inadequate.

•

The WPP Group is subject to strict data protection and privacy legislation in the various jurisdictions in which it operates. A failure to protect data or observe privacy legislation in every instance may result in the WPP Group being subject to investigative or enforcement action or legal claims, including fines, damages, costs, expenses or legal fees, which could have a material adverse effect on the WPP Group’s reputation and its business, revenues, results of operations, financial condition or prospects. The WPP Group also relies extensively on information technology systems and the size and diversity of the WPP Group’s operational systems increases the vulnerability of such systems to breakdown or malicious intrusion. A system breakdown or intrusion could also have a material adverse effect on the WPP Group’s business, revenues, results of operations, financial condition or prospects.

D.3	Key risks specific to the securities	•	The trading price of New WPP Shares may be volatile and subject to wide fluctuations.

		•	Any future sale of substantial amounts of New WPP Shares could materially and adversely affect the market price of the New WPP Shares.

Section E – Offer

E.1	Net proceeds and estimated expenses

The total costs and expenses of, or incidental to, the Proposals and Admission (exclusive of any amounts in respect of value added tax) payable by New WPP and WPP are estimated to amount to approximately £4.1 million.

E.2a	Reasons for the Scheme and use of proceeds

The Scheme will create a new parent company registered in Jersey, with its tax residence in the United Kingdom. In November 2008, a new parent company for the WPP Group was put in place that was tax resident in the Republic of Ireland as a direct result of concerns over the financial impact for the WPP Group of the then Labour Government’s proposals for the taxation of foreign profits. Following the Coalition Government’s implementation of a new regime for the taxation of foreign profits, that is to be effective from 1 January 2013, the concerns that WPP Group had in 2008 no longer apply and as a result the Board has approved returning the headquarters of WPP to the UK by means of the Scheme.

Not applicable – in respect of ‘use of proceeds’ Element.

E.3	Terms and conditions of the Scheme

Under the Scheme, all the Scheme Shares will be cancelled on the Effective Date. In consideration for the cancellation, Scheme Share Owners will receive in respect of any Scheme Shares held as at the Scheme Record Time:

for each WPP Share cancelled          one New WPP Share

Following the cancellation of the Scheme Shares, the share capital of WPP will be increased to its former amount by the creation of the New Shares and the credit arising in the books of WPP as a result of the reduction in capital will be applied in paying up in full, at par, the New Shares. The New Shares will be issued to New WPP which will, as a result, become the new parent company of WPP and the WPP Group.

The implementation of the Scheme is conditional on the following having occurred:

		(a)	the Scheme being approved by a majority in number, representing three-fourths in voting rights, of the holders of WPP Shares present and voting, either in person or by proxy, at the Court Meeting;

(b)

the special resolutions to approve certain matters in connection with the Scheme, including the Share Plan Proposals, and the New WPP Reduction of Capital having been duly passed at the General Meeting by a majority of not less than two-thirds of the votes cast, either in person or by proxy, at the General Meeting;

		(c)	the Scheme having been sanctioned (with or without modification) and the Scheme Reduction of Capital having been confirmed by the Jersey Court at the Court Hearing.

		(d)	the Scheme Court Order having been delivered to the Jersey Registrar of Companies and registered by him; and

(e)

permission having been granted by the UK Listing Authority to admit the New WPP Shares to the premium segment of the Official List and by the London Stock Exchange to admit the New WPP Shares to trading on the London Stock Exchange’s main market for listed securities.

If the Scheme and related matters are approved by the requisite majority at the Court Meeting and at the General Meeting, an application will be made to the Court to sanction the Scheme at the Court Hearing. If the Scheme is sanctioned at the Court Hearing and the other conditions to the Scheme have been satisfied, the Scheme is expected to become effective, and dealings in New WPP Shares are expected to commence, at 8.00 a.m. (London time) on 2 January 2013, the anticipated Effective Date. If the Scheme has not become effective by 31 January 2013 (or such later date as WPP and New WPP may agree and the Court may allow), it will lapse, in which event there will not be a new parent company of WPP and WPP Share Owners will remain share owners of WPP and the existing WPP Shares will continue to be listed on the Official List.

E.4	Material and conflicting interests	Not applicable – there are no interests (including conflicts of interest) which are material to the issue.

E.5	Selling shareholders and lock-up agreements	Not applicable – there are no persons offering to sell the New WPP Shares and there are no lock up agreements.

E.6	Dilution resulting from the Scheme	Not applicable – the issued share capital of New WPP immediately following the Scheme becoming effective will be the same as the issued share capital of WPP at the Scheme Record Time.

E.7	Estimated expenses charged to investor	Not applicable – there will be no expenses charged to investors.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Event	Time and/or date

Latest time for receipt by the trustees of the 401k Plans of instructions in respect of WPP ADSs held under the 401k Plans	10.00 a.m. (New York time) on 5 December 2012

Latest time for lodging voting instructions in respect of the WPP ADSs	10.00 a.m. (New York time) on 6 December 2012

Latest time for lodging white Forms of Proxy for the Court Meeting	11.30 a.m. on 9 December 2012(1)

Latest time for lodging blue Forms of Proxy for the General Meeting	11.45 a.m. on 9 December 2012

Voting Record Time	6.00 p.m. on 9 December 2012(2)

Court Meeting	11.30 a.m. on 11 December 2012

General Meeting	11.45 a.m. on 11 December 2012(3)

The following dates are subject to change:

Jersey Court Hearing to sanction the Scheme and the Scheme Reduction of Capital	9.00 a.m. on 18 December 2012(4)

Last day of dealings in, and for registration of transfers of, WPP Shares and WPP ADSs	31 December 2012(5)

Scheme Record Time	6.00 p.m. on 31 December 2012(5)

Effective Date of the Scheme	2 January 2013(5)

Cancellation of listing of WPP Shares, New WPP Shares admitted to the Official List, crediting of New WPP Shares in uncertificated form to CREST accounts and dealings in New WPP Shares commence on the London Stock Exchange

8.00 a.m. on 2 January 2013(5)

Cancellation of listing of WPP ADSs and dealings in New WPP ADSs commence on NASDAQ	Opening of business (New York time) on 2 January 2013(5)(6)

Jersey Court Hearing to sanction the New WPP Reduction of Capital	9 January 2013(5)

New WPP Reduction of Capital becomes effective	10 January 2013(5)(7)

Despatch of New WPP Share certificates for New WPP Shares in certificated form	by 15 January 2013(5)

Notes:

Unless otherwise stated, all references in this document to times are to London times.

(1)	Forms of proxy for the Court Meeting not returned by this time may be handed to the Registrars, Computershare Investor Services (Jersey) Limited, or to the Chairman of WPP, at the Court Meeting.
(2)	If either the Court Meeting or the General Meeting is adjourned, the Voting Record Time for the adjourned meeting will be 6.00 p.m. on the date two days before the date set for the adjourned meeting.
(3)	To commence at 11.45 a.m. or, if later, immediately after the conclusion or adjournment of the Court Meeting.
(4)

This date is indicative only and will depend, among other things, on the date upon which the Court sanctions the Scheme. (5) These dates are indicative only and will depend, among other things, on the date upon which the Scheme becomes effective.

(6)

New WPP Shares credited to the account of the US Depositary will be represented by the New WPP ADSs (in book-entry form, direct registration book-entry form or in the form of a registered New WPP ADR). The US Depositary will effect the cancellation of the WPP ADSs and the issuance of New WPP ADSs, including the exchange of WPP ADSs evidenced by WPP ADRs.

(7)

This date is indicative only and will depend, among other things, on the date on which the Jersey Court confirms the New WPP Reduction of Capital and the Jersey Registrar of Companies registers the Act of Court and approved minute of the Jersey Court.

The dates given in this expected timetable are based on WPP’s current expectations and may be subject to change. If the scheduled date of the Court Hearing to sanction the Scheme is changed, WPP will give notice of the change by issuing an announcement through a Regulatory Information Service. All WPP Share Owners and holders of WPP ADSs have the right to attend, in person or by counsel, the Court Hearing to sanction the Scheme.

RISK FACTORS

Any investment in New WPP Shares is subject to a number of risks. Accordingly, WPP Share Owners and any prospective share owners should carefully consider the risk factors described below relating to the WPP Group’s business and an investment in New WPP Shares, together with all other information contained in this document and incorporated herein by reference. Additional risks and uncertainties that are not currently known to New WPP, or that New WPP currently deems immaterial, may also have a material adverse effect on the business, revenues, results of operations, financial condition or prospects of the WPP Group. WPP Share Owners and any prospective share owners should consider carefully whether an investment in New WPP Shares is suitable for them in light of the risk factors and other information contained in this document and incorporated herein by reference, and their personal circumstances.

Risks relating to the WPP Group’s business

Clients

•	The WPP Group competes for clients in a highly competitive industry.

The communications services industry is highly competitive. The WPP Group’s competitors include large multinational advertising and marketing communication companies and regional and national marketing services companies and new market participants. The latter include database marketing and modelling companies, telemarketers and internet companies. Service agreements with clients are generally terminable by the client on 90 days’ notice and many clients put their advertising and communications business up for competitive review from time to time. The ability to attract new clients and to retain or increase the amount of work from existing clients may also in some cases be limited by client policies on conflicts of interest. Clients moving their accounts to another agency on relatively short notice, choosing another agency over the WPP Group or placing restrictions on an agency representing competing accounts or product lines, could have a material adverse effect on the WPP Group’s market share and its business, revenues, results of operations, financial condition or prospects.

•	The WPP Group receives a significant portion of its revenues from a limited number of large clients.

A relatively small number of clients contribute a significant percentage of the WPP Group’s consolidated revenues. The WPP Group’s 10 largest clients accounted for almost 17% of revenues in the year ended

31 December 2011. The WPP Group’s clients are generally able to reduce advertising and marketing spend or cancel projects on short notice. There can be no assurance that all of the WPP Group’s clients will continue to utilise the WPP Group’s services to the same extent, or at all, in the future. A significant reduction in advertising and marketing spend by, or the loss of one or more of the WPP Group’s largest clients, if not replaced by new client accounts or an increase in business from existing clients, could have a material adverse effect on the business, revenues, results of operations, financial condition or prospects of the WPP Group.

Economic

•	The WPP Group is subject to recessionary economic cycles.

The WPP Group’s businesses are subject to recessionary economic cycles, and many of the economies in which the WPP Group operates worldwide (including the Eurozone) currently have significant economic challenges. Recessionary economic cycles may adversely affect the businesses of the WPP Group’s clients, who may reduce the amount of services they purchase from the WPP Group’s agencies. A reduction in client spending, or a client postponing spending, on the services offered by the WPP Group, or the switching of client expenditure to non-traditional media and renegotiation of contract terms, can lead to reduced profitability and cash flow which could have a material adverse effect on the business, revenues, results of operations, financial condition or prospects of the WPP Group.

Financial

•	The WPP Group is subject to currency exchange rate fluctuations.

The WPP Group’s reporting currency is pounds sterling. Given the WPP Group’s significant international operations, fluctuations in currency exchange rates therefore affect the WPP Group’s consolidated results. The WPP Group does not hedge the translation exposure to its earnings but does hedge the currency element of its net assets using foreign currency borrowings, cross-currency swaps and forward foreign exchange contracts. The WPP Group seeks to maintain its borrowings in the same principal currencies as the operating currencies of its main operating units. The majority of the WPP Group’s debt is therefore denominated in US dollars, pounds sterling and euros. The WPP Group’s operations conduct the majority of their activities in their own local currency and consequently the WPP Group does not have significant transactional foreign exchange exposures in respect of these activities. Any significant cross-border trading exposures are hedged by the use of forward foreign exchange contracts. There can be no assurance, however, that the WPP Group’s hedging arrangements will fully offset the impact of fluctuations in currency exchange rates which could therefore have a material adverse effect on the WPP Group’s consolidated results.

•	The WPP Group’s cost of capital is influenced by the ratings issued by the international debt rating agencies.

The interest rates and fees payable by the WPP Group in respect of certain of its borrowings are, in part, influenced by the credit ratings issued by the international debt rating agencies. The WPP Group’s credit rating from Standard and Poor’s Rating Service is “BBB” and its credit rating from Moody’s is “Baa2”. The WPP Group seeks to manage its financial ratios and to pursue policies so as to maintain its investment grade ratings. The WPP Group also maintains an active dialogue with the rating agencies to ensure they are fully apprised of any actions that may affect the Group’s credit ratings. However, if the WPP Group’s financial performance and outlook were to deteriorate significantly, a ratings downgrade by one or more of the ratings agencies could occur. A ratings downgrade could result in an increase in the interest rates and fees payable on certain of the WPP Group’s bonds or credit facilities, which could have a material adverse effect on the financial condition of the WPP Group.

•	The WPP Group is subject to credit risk through the default of a client or other counterparty.

The WPP Group is subject to credit risk through the default of a client or other counterparty. The WPP Group is generally paid in arrears for its services, and invoices are typically payable within 30 to 60 days. In addition, the WPP Group commits to media and production purchases on behalf of some of its clients, either as principal or agent, depending on the client and market circumstances. A relatively small number of clients also make up a significant percentage of the WPP Group’s debtors. There can be no assurance that a significant client or clients may not at any future time file for bankruptcy, become insolvent or otherwise be unable to pay sums due. In such event, the WPP Group may be unable to collect balances due to it on a timely basis or at all. In addition, media and production companies may look to the WPP Group to pay amounts to which it has committed on behalf of any such clients. The damages, costs, expenses or legal fees arising from lack of payment by a significant client or other counterparty could have a material adverse effect on the business, revenues, results of operations, financial condition or prospects of the WPP Group.

Mergers & Acquisitions

•

The WPP Group may be unsuccessful in evaluating material risks involved in completed and future acquisitions, and may be unsuccessful in integrating any acquired operations with its existing businesses.

The WPP Group regularly reviews potential acquisitions of businesses that are complementary to its operations and clients’ needs. The WPP Group may be unsuccessful in ascertaining or evaluating all material risks involved in any particular transaction. In addition, the WPP Group may experience difficulties in integrating acquired operations, including the potential loss of key employees of the acquired operations. Acquisitions also frequently involve significant time and costs related to integrating information technology, accounting and management services, rationalising personnel levels and implementing internal controls. If material risks are not identified prior to acquisition or the WPP Group experiences difficulties in integrating an acquired business, it may not realise the expected benefits from such acquisition and the WPP Group’s business, revenues, results of operations, financial condition or prospects could be materially adversely affected.

•	Goodwill and other intangible assets recorded on the WPP Group’s balance sheet with respect to acquired companies may become impaired.

The WPP Group has a significant amount of goodwill and other intangible assets recorded on its balance sheet with respect to acquired companies. The WPP Group annually tests the carrying value of goodwill and other intangibles for impairment. The estimates and assumptions about results of operations and cash flows made in connection with impairment testing could differ from future results of operations and cash flows. Future events could cause the WPP Group to conclude that the asset values associated with a given operation have become impaired which could have a material adverse effect on the WPP Group’s financial condition.

Operational

•	The WPP Group operates in 110 countries and is exposed to the risks of doing business internationally.

The WPP Group operates in 110 countries worldwide, as a result of which its international operations are subject to the following risk factors: (i) restrictions and/or changes in taxation on repatriation of earnings, (ii) economic, social or political instability within different countries, regions and markets (particularly in emerging markets), (iii) changes in foreign laws and regulatory requirements, such as those on foreign ownership of assets or data usage, and (iv) uncertainty or potential ineffectiveness or lack of enforcement in relation to the WPP Group’s client service agreements or other contractual rights. The occurrence of any of these factors could have a material adverse effect on the WPP Group’s ability to maintain or increase its operations in the countries, regions or markets affected, its overall flexibility in structuring its operations, its reputation or its business, revenues, results of operations, financial condition or prospects.

People

•	The WPP Group is highly dependent on the talent, creative abilities and technical skills of its senior management and other key personnel.

The WPP Group is highly dependent on the talent, creative abilities and technical skills of its senior management and other key personnel, including their relationships with clients. The WPP Group operates in an intensely competitive business environment and, like all service providers, is vulnerable to the loss of talented personnel, whether to competitors, clients or otherwise. Maintaining a globally competitive and consistent compensation policy is critical to attract and retain key people. There can be no assurance that the WPP Group will be able to retain its senior management or other key personnel, or that the Group will be able to attract new personnel to support the growth of its business. The WPP Group’s business, revenues, results of operations, financial condition or prospects could be materially adversely affected if it were unable to attract and retain key personnel or talent management and succession planning for key personnel were to prove inadequate.

Regulatory/Legal

•	The WPP Group may be subject to regulations restricting its activities or effecting changes in taxation.

Governments, government agencies and industry self-regulatory bodies in the countries in which the WPP Group operates may adopt statutes and regulations that directly or indirectly affect the form, content and scheduling of advertising, public relations and public affairs and market research or otherwise limit the scope of the activities of the WPP Group and its clients, any of which could have a material adverse effect on the business, revenues, results of operations, financial condition or prospects of the WPP Group. In addition, changes in tax laws, regulations and international tax treaties, or their application, may materially adversely affect the WPP Group’s reported results.

•	The WPP Group may be exposed to liabilities from allegations that certain of its clients’ advertising claims may be false or misleading or that its clients’ products may be defective or harmful.

The WPP Group works for a large number of clients across a broad spectrum of industries and end markets, some of which may become subject to litigation. As a consequence of providing services to such clients, the WPP Group may itself become involved as a defendant in litigation brought against its clients by third parties, including its clients’ competitors or consumers or governmental or regulatory authorities. Such litigation may involve claims alleging that: (i) advertising claims made with respect to a client’s products or services are false, deceptive, misleading or offensive; (ii) a client’s products are defective or harmful; or (iii) marketing, advertising or other communication materials created for a client infringe the proprietary rights of third parties. The WPP Group seeks to comply with all relevant laws and industry codes governing marketing, advertising or other communication materials, and to conduct due diligence where considered appropriate and in accordance with industry practice. There is also an upward referral procedure within the WPP Group’s operating companies and to the WPP Group’s ethics committee which discusses potentially controversial client accounts and seeks to identify particular risk areas. However, notwithstanding such precautionary measures, there can be no assurance that the WPP Group may not become involved in such litigation or that the WPP Group may not incur fines, damages, costs, expenses or legal fees arising from such claims which could, to the extent such risks are not adequately insured against or indemnified by the clients concerned, have a material adverse effect on the WPP Group’s business, revenues, results of operations, financial condition or prospects. In addition, the reputation of the WPP Group’s agencies may be materially adversely affected by any such claims.

•	The WPP Group is subject to strict anti-corruption and anti-bribery legislation and enforcement in the countries in which it operates.

The WPP Group is subject to strict anti-corruption and anti-bribery legislation which is capable of applying in relation to the WPP Group’s business activities in all of the 110 countries in which it operates. The WPP Group conducts online and in-country ethics training, which includes anti-corruption and anti-bribery awareness, and seeks compliance with the WPP Code of Business Conduct. There is also a confidential helpline for WPP staff to raise any concerns, which are investigated and reported to the WPP audit committee where appropriate. The WPP Group also conducts anti-corruption and anti-bribery due diligence in relation to acquisitions. However, whilst the WPP Group has an established programme for compliance with anti-corruption and anti-bribery legislation, there can be no assurance that individual breaches will be prevented or detected in every instance. If any such breach occurs, the WPP Group may be subject to investigative or enforcement action or legal claims, and may incur fines, damages, costs, expenses or legal fees, which could have a material adverse effect on the WPP Group’s business, revenues, results of operations, financial condition or prospects. In addition, the reputation of the WPP Group’s agencies may be materially adversely affected by the existence of any alleged breach.

•	The WPP Group is subject to strict data protection and privacy legislation in the various jurisdictions in which it operates and relies extensively on information technology systems.

The WPP Group is subject to strict data protection and privacy legislation in the various jurisdictions in which it operates. Such laws regulate and restrict the WPP Group’s ability to collect and use personal information relating to consumers and other third parties, including the use of such information for marketing purposes. The WPP Group assists its operating companies in developing principles on privacy and data protection and compliance with local laws. The WPP Group’s key digital marketing and research companies also have nominated senior executives to provide leadership on privacy and data protection, and to work with other companies in the Group. If, however, the WPP Group fails adequately to protect data or observe privacy legislation in every instance, it may be subject to investigative or enforcement action or legal claims, and may incur fines, damages, costs, expenses or legal fees, which could have a material adverse effect on the WPP Group’s reputation and its business, revenues, results of operations, financial condition or prospects. The WPP Group also relies extensively and increasingly on information technology systems and infrastructure to process and store data, including recording client information, developing new business opportunities and processing business transactions. As the WPP Group’s operations are conducted on a largely decentralised basis, with a large number of different agencies and other operating entities, the resulting size and diversity of the WPP Group’s operational systems increases the vulnerability of such systems to breakdown or malicious intrusion. A system breakdown or intrusion could also have a material adverse effect on the WPP Group’s business, revenues, results of operations, financial condition or prospects.

Risks relating to the New WPP Shares

•	The trading price of New WPP Shares may be volatile and subject to wide fluctuations.

The trading price of New WPP Shares (as with WPP Shares) may be volatile and subject to wide fluctuations. The share price may fluctuate as a result of a wide variety of factors, including the operating and share price performance of other companies in the industry and markets in which the WPP Group operates; speculation about the business of New WPP in the press, media or the investment community; the publication of research reports by analysts; and general market conditions.

•	Any future sale of substantial amounts of New WPP Shares could materially and adversely affect the market price of the New WPP Shares.

New WPP is unable to predict whether substantial amounts of New WPP Shares will be sold in the open market once the Scheme becomes effective. Any sales of substantial amounts of the New WPP Shares in the public market, or the perception that such sales might occur, could materially and adversely affect the market price of the New WPP Shares.

Risks relating to Jersey

•	Holders of New WPP Shares in the US and certain other jurisdictions (as is currently the case with WPP Shares) may not be able to participate in future equity offerings.

In the case of an increase in the issued share capital of New WPP, existing share owners of New WPP are entitled to pre-emptive rights pursuant to the New WPP Articles unless waived by a resolution of the share owners at a general meeting or otherwise in accordance with the New WPP Articles. To the extent that pre-emptive rights are granted, holders of the New WPP Shares in the United States, Australia, Canada and certain other jurisdictions outside the United Kingdom (as is currently the case with WPP Shares) may not be able to exercise such pre-emptive rights for their New WPP Shares unless New WPP decides to comply with applicable local laws and regulations and, in the case of US holders, a registration statement under the US Securities Act is effective with respect to such rights, or an exemption from the registration requirements thereunder is available. New WPP intends to evaluate at the time of any rights offering the costs and potential liabilities associated with any such registration statement and compliance with other applicable local laws and regulations, as well as the indirect benefits to it of thereby enabling the exercise by holders of New WPP Shares in the United States and such other jurisdictions of the pre-emptive rights for their New WPP Shares and any other factors New WPP considers appropriate at the time, and then to make a decision as to how to proceed and whether to file such a registration statement or comply with such other applicable local laws and regulations. Accordingly, no assurance can be given that any such registration statement would be filed under the US Securities Act or any such other local laws and regulations would be complied with to enable the exercise of such holders’ pre-emptive rights and a distribution of the proceeds thereof in such jurisdictions.

•	The rights of New WPP Share Owners (as is currently the case with WPP Shares) will be governed by Jersey law.

The rights afforded to New WPP Share Owners (as is currently the case with WPP Shares) will be governed by Jersey law and by New WPP’s constitutional documents and these rights differ in certain respects from the rights of shareholders in a typical English company or US corporation. In particular, Jersey law significantly limits the circumstances under which shareholders of companies may bring derivative actions, and, in most cases, only the company can bring an action in respect of any wrongful act committed against it. Neither an individual shareholder nor any group of shareholders has any right of action in such circumstances. In addition, Jersey law (like English law) does not afford appraisal rights to dissenting shareholders in the form typically available to shareholders of a US corporation.

DIRECTORS, SECRETARY, REGISTERED AND HEAD OFFICE AND ADVISERS

Directors
Philip Lader	Non-Executive Chairman
Sir Martin Sorrell	Chief Executive Officer
Paul Richardson	Finance Director
Mark Read	Strategy Director
Colin Day	Non-Executive Director
Esther Dyson	Non-Executive Director
Orit Gadiesh	Non-Executive Director
Ruigang Li	Non-Executive Director
Stanley (Bud) Morten	Non-Executive Director
Koichiro Naganuma	Non-Executive Director
John Quelch	Non-Executive Director
Jeffrey Rosen	Non-Executive Director
Timothy Shriver	Non-Executive Director
Paul Spencer	Non-Executive Director
Sol Trujillo	Non-Executive Director

Company Secretary	Marie Capes

Registered Office	Queensway House
Hilgrove Street
St Helier
Jersey JE1 1ES

Head Office and Directors’ Business Address	27 Farm Street
London W1J 5RJ

Sponsor	Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Legal Advisers to the Company as to matters of English Law	Allen & Overy LLP
One Bishops Square
London E1 6AD

Legal Advisers to the Company as to matters of US Law	Davis & Gilbert LLP
1740 Broadway
New York NY 10019

Legal Advisers to the Company as to matters of Jersey law	Mourant Ozannes
22 Grenville Street
St Helier
Jersey JE4 8PX

Legal Advisers to the Sponsor as to matters of English Law	Freshfields Bruckhaus Deringer LLP
65 Fleet Street
London EC4Y 1HS

Auditor and Reporting Accountants	Deloitte LLP
2 New Street Square
London EC4A 3BZ

Registrars to WPP and New WPP	Computershare Investor Services
(Jersey) Limited
Queensway House
Hilgrove Street
St Helier
Jersey JE1 1ES

PRESENTATION OF INFORMATION

Introduction

No person has been authorised to give any information or make any representations other than those contained in this document and any documents incorporated by reference and, if given or made, such information or representations must not be relied on as having been so authorised by New WPP, the New WPP Directors, Merrill Lynch or any of Merrill Lynch’s affiliates. Without prejudice to any obligation of the Company to publish a supplementary prospectus pursuant to section 87G of the FSMA and section 3.4 of the Prospectus Rules, neither the delivery of this document nor any subscription or sale made under the Scheme will, under any circumstances, create any implication that there has been no change in the affairs of the WPP Group since the date of this document or that the information in it is correct as of any subsequent time to the date of this document.

Merrill Lynch, which is authorised and regulated in the United Kingdom by the FSA, is acting exclusively for WPP and New WPP and no-one else in connection with the Proposals and Admission and will not regard any other person (whether or not a recipient of this document) as its client in relation to the Proposals or the Admission and will not be responsible to anyone (whether or not a recipient of this document) other than WPP and New WPP for providing the protections afforded to its clients or for providing any advice in relation to the Proposals or Admission or any transaction, matter or arrangement referred to in this document. Apart from the responsibilities and liabilities, if any, which may be imposed on Merrill Lynch by the FSMA or by the regulatory regime established thereunder, neither Merrill Lynch nor any of its affiliates accept any responsibility whatsoever for the contents of this document or for any other statement made or purported to be made by or on behalf of Merrill Lynch or any of its affiliates in connection with WPP, New WPP, the Proposals or the New WPP Shares. Merrill Lynch and each of its affiliates accordingly disclaim all and any liability whether arising in tort, contract or otherwise (save as referred to above) in respect of this document or any such statement(s) and no representation or warranty, express or implied, is made by Merrill Lynch or any of its affiliates as to the accuracy, completeness or sufficiency of the information set out in this document.

Currencies

Unless otherwise indicated, all references in this document to pounds sterling, sterling, GBP, pence, £ or p are to the lawful currency of the United Kingdom; references to Euro, euro and € are to the lawful single currency of member states of the European Union that adopt or have adopted the euro as their currency in accordance with the legislation of the European Union relating to European Monetary Union; and all references to US$, US Dollars, USD, dollars or $ are to the lawful currency of the United States of America. The Company prepares its financial statements in pounds sterling.

Forward looking statements

This document includes statements that are, or may be deemed to be, forward looking statements. Forward-looking statements include, without limitation, plans, objectives, projections and anticipated future economic performance based on expectations, estimates, forecasts, projections, beliefs and/or assumptions that are subject to risks and uncertainties. Forward-looking statements generally can be identified by the use of terms such as “ambition,” “may,” “hope,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “plan,” “seek,” “continue” or similar terms. These forward looking statements include all matters that are not historical facts. They appear in a number of places throughout this document and include, but are not limited to, statements regarding the WPP Group’s intentions, beliefs or current expectations concerning, amongst other things, the WPP Group’s results of operations, financial position, prospects, growth, strategies and expectations for the global business media industry.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the WPP Group operates, the WPP Directors’ beliefs and assumptions made by the New WPP Directors about future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of the WPP Group’s control, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements.

Actual results, performance or events may differ materially from those in such statements due to, without limitation:

•	the unanticipated loss of a material client or key personnel;

•	delays or reductions in client advertising budgets;

•	shifts in industry rates of compensation;

•	regulatory compliance costs or litigation;

•	natural disasters or acts of terrorism;

•

the WPP Group’s exposure to changes in the values of major currencies other than the U.K. pound sterling (because a substantial portion of the WPP Group’s revenues are derived and costs incurred outside of the United Kingdom); and

•

the overall level of economic activity in the WPP Group’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets).

The foregoing list of important factors is not exhaustive. For further discussion of these and other factors, see “Risk Factors”, Part 2 – “Business Description of the WPP Group” and Part 4 – “Operating and Financial Review” of this prospectus.

Forward looking statements may, and often do, differ materially from actual results. Any forward looking statements in this document reflect the WPP Group’s current view with respect to future events and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to the WPP Group’s operations, results of operations and growth strategy. These forward looking statements speak only as of the date of this document. Investors should specifically consider the factors identified in this document which could cause actual results to differ before making an investment decision. Subject to the requirements of the Prospectus Rules, the Disclosure and Transparency Rules and the Listing Rules, the WPP Group undertakes no obligation to release publicly the result of any revisions to any forward looking statements in this document that may occur due to any change in the Company’s expectations or to reflect new information, developments, events or circumstances after the date of this document. Investors should note that the contents of these paragraphs relating to forward looking statements are not intended to qualify the statements made as to sufficiency of working capital in this document.

References to time

Unless otherwise stated, all references to time in this prospectus are to the time on the relevant date in London, UK.

Defined terms

Certain terms used in this prospectus, including all capitalised terms and other terms, are defined and explained in the section of this prospectus entitled “Definitions”.

PART 1

THE SCHEME OF ARRANGEMENT AND RELATED PROPOSALS

1.	Introduction

On 30 August 2012, WPP announced its intention to return its headquarters to the United Kingdom. In order to effect its return to the United Kingdom, WPP intends to put in place a new United Kingdom tax resident parent company for the WPP Group by means of a scheme of arrangement pursuant to Article 125 of the Companies (Jersey) Law 1991.

If the Scheme becomes effective, New WPP will become the new parent company of the WPP Group and will be renamed WPP plc. At the same time, the existing parent company of the WPP Group, WPP plc, is expected to be renamed WPP 2012 Limited and, shortly after the Scheme becomes effective, to change its status to a private company.

It is proposed that, subject to the Scheme becoming effective, WPP Share Owners authorise the New WPP Directors to adopt the Replacement Share Plans and the ABDP for the purposes of granting new awards over New WPP Shares and to ensure that existing awards under the WPP Share Plans and the ABDP are satisfied using New WPP Shares, including, if appropriate, newly issued New WPP Shares or New WPP Treasury Shares, in the manner described in paragraph 2.3 below.

It is also proposed that, subject to the Scheme becoming effective, the entire amount standing to the credit of New WPP’s share premium account will be cancelled and the reserve arising will be re-characterised as a distributable reserve to support the payment of future dividends and share repurchases by New WPP in the medium to long term, in the manner described in paragraph 2.4 below.

2.	Background to and reasons for the Scheme and related Proposals

2.1	Background

The Scheme will create a new parent company registered in Jersey, with its tax residence in the United Kingdom.

In November 2008, a new parent company for the WPP Group was put in place that was tax resident in the Republic of Ireland as a direct result of concerns over the financial impact for the Group of the then Labour Government’s proposals for the taxation of foreign profits. Following the Coalition Government’s implementation of a new regime for the taxation of foreign profits, that is to be effective from 1 January 2013, the concerns that WPP had in 2008 no longer apply and as a result the Board has approved returning the headquarters of WPP to the UK by means of the Scheme. A return to the UK should not have a tax cost for the Group, at least for the remainder of this Government.

2.2	The Scheme

Under the Scheme, all the Scheme Shares will be cancelled on the Effective Date. In consideration for the cancellation, Scheme Share Owners will receive in respect of any Scheme Shares held as at the Scheme Record Time:

for each WPP Share cancelled         one New WPP Share

Following the cancellation of the Scheme Shares, the share capital of WPP will be increased to its former amount by the creation of the New Shares and the credit arising in the books of WPP as a result of the reduction in capital will be applied in paying up in full, at par, the New Shares. The New Shares will be issued to New WPP which will, as a result, become the parent company of WPP and the WPP Group.

The Scheme requires the approval of WPP Share Owners at the Court Meeting and at the General Meeting. If the Scheme is approved by the requisite majority at the Court Meeting and at the General Meeting, an application will be made to the Court to sanction the Scheme at the Court Hearing. If the Scheme is sanctioned at the Court Hearing and the other conditions to the Scheme have been satisfied, the Scheme is expected to become effective, and dealings in New WPP Shares are expected to commence, at 8.00 a.m. (London time) on 2 January 2013, the anticipated Effective Date. If the Scheme has not become effective by 31 January 2013 (or such later date as WPP and New WPP may agree and the Court may allow), it will lapse, in which event there will not be a new parent company of WPP and WPP Share Owners will remain share owners of WPP and the existing WPP Shares will continue to be listed on the Official List.

2.3	The Share Plan Proposals

It is WPP’s intention that the Scheme should, where possible, have no impact on the rights outstanding under the WPP Share Plans or the ABDP and that those rights should continue after the Scheme becomes effective. Accordingly, where permitted under the rules of the WPP Share Plans and the ABDP, rights will not vest or become exercisable early as a result of the Scheme becoming effective but will continue on the same terms other than that they will ultimately be satisfied using New WPP Shares rather than WPP Shares.

To achieve this and to enable new awards to be granted over New WPP Shares, it is proposed that the New WPP Directors will be authorised to:

(a)

adopt the Replacement Share Plans to replace the WPP 2008 Executive Stock Option Plan and the WPP 2008 Worldwide Ownership Plan for the purposes of granting new awards over New WPP Shares (including, if appropriate, newly issued New WPP Shares or New WPP Treasury Shares);

(b)	ensure that existing awards under the WPP Share Plans are ultimately satisfied using New WPP Shares (including, if appropriate, newly issued New WPP Shares or New WPP Treasury Shares); and

(c)

adopt the ABDP to enable New WPP to grant new awards and to satisfy existing awards under this plan using New WPP Shares (including, if appropriate, newly issued New WPP Shares or New WPP Treasury Shares).

Minor amendments will need to be made to the rules of certain of the WPP Share Plans and the ABDP to enable the awards under the relevant plans to be satisfied using New WPP Shares.

2.4	New WPP Reduction of Capital

The New WPP Directors wish to continue WPP’s existing dividend policy and share repurchase programme in a financially and operationally efficient way. Accordingly, the purpose of the New WPP Reduction of Capital is to create distributable reserves in the accounts of New WPP to support the payment of future dividends and share repurchases by New WPP in the medium to long term.

Pursuant to the New WPP Reduction of Capital, it is proposed to cancel the entire amount standing to the credit of New WPP’s share premium account and to re-characterise the reserve arising as a distributable reserve that will be available to New WPP to be distributed as dividends or applied toward any other lawful purpose.

The New WPP Reduction of Capital is conditional upon:

(a)	the WPP Share Owners passing special resolutions at the General Meeting to approve certain matters in connection with the Scheme and the New WPP Reduction of Capital;

(b)	the Scheme becoming effective;

(c)	the Jersey Court confirming the New WPP Reduction of Capital; and

(d)	the Jersey Registrar of Companies registering the Act of Court and approved minutes confirming the New WPP Reduction of Capital.

The amount of the distributable reserves to be created by the New WPP Reduction of Capital will depend upon the price at which New WPP Shares are issued by New WPP pursuant to the Scheme. Such New WPP Shares will be issued at a price equal to the actual closing price of WPP Shares on the last day of dealings in WPP Shares (currently anticipated to be 31 December 2012).

Based on the closing price of a WPP Share of 811 pence on 12 November 2012 (being the last practicable date prior to the publication of this document) and assuming that no further WPP Shares are issued after

12 November 2012, the New WPP Reduction of Capital will create a distributable reserve of approximately £10.17 billion in the accounts of New WPP and leave New WPP with paid up share capital of approximately £126.96 million.

The necessary shareholder resolution for New WPP to implement the New WPP Reduction of Capital has already been passed by the current shareholders of New WPP, conditional upon the Scheme becoming effective. Confirmatory approval relating to the New WPP Reduction of Capital is being sought from the WPP Share Owners as one of the special resolutions to be proposed at the General Meeting.

The New WPP Reduction of Capital is expected to become effective on 10 January 2013.

3.	Principal features of the Scheme

3.1	Structure

Under the Scheme, all the Scheme Shares will be cancelled on the Effective Date. Following the cancellation of the Scheme Shares, the share capital of WPP will be increased to its former amount and the credit arising in the books of WPP as a result of the reduction in capital will be applied in paying up in full, at par, the New Shares. The New Shares will be issued to New WPP which will, as a result, become the parent company of WPP and the WPP Group. In consideration of the cancellation of the Scheme Shares, Scheme Share Owners will receive one New WPP Share for each WPP Share cancelled.

The rights attaching to the New WPP Shares are summarised in paragraph 5.1 of Part 5 – “Additional Information” of this document.

3.2	Conditions to implementation of the Scheme

The implementation of the Scheme is conditional on the following having occurred:

(a)	the Scheme being approved by a majority in number, representing three-fourths in voting rights, of the holders of WPP Shares present and voting, either in person or by proxy, at the Court Meeting;

(b)

special resolutions 1 and 2 (as set out in the notice convening the General Meeting in Part 7 of the Scheme Circular), to approve certain matters in connection with the Scheme, including the Share Plan Proposals, and the New WPP Reduction of Capital, having been duly passed at the General Meeting by a majority of not less than two-thirds of the votes cast, either in person or by proxy, at the General Meeting;

(c)	the Scheme having been sanctioned (with or without modification) and the Scheme Reduction of Capital having been confirmed by the Jersey Court at the Court Hearing;

(d)	the Scheme Court Order having been delivered to the Jersey Registrar of Companies and registered by him; and

(e)

permission having been granted by the UK Listing Authority to admit the New WPP Shares to the premium segment of the Official List and by the London Stock Exchange to admit the New WPP Shares to trading on the London Stock Exchange’s main market for listed securities.

The WPP Directors will not take the necessary steps to implement the Scheme unless the above conditions have been satisfied or waived and, at the relevant time, they consider that it continues to be in WPP’s and the WPP Share Owners’ best interests that the Scheme should be implemented.

The Court Hearing to sanction the Scheme is expected to be held on 18 December 2012. WPP Share Owners and holders of WPP ADSs will have the right to attend the Court Hearing and to appear in person or be represented by counsel to support or oppose the sanction of the Scheme. The Court Hearing will be held at the Royal Court of Jersey, Royal Court House, Royal Square, St Helier, Jersey JE1 1JG.

The Scheme contains a provision for WPP and New WPP jointly to consent, on behalf of all persons concerned, to any modification of or addition to the Scheme, or to any condition that the Court may think fit to approve or impose. The Court would be unlikely to approve or impose any modification of, or addition or condition to, the Scheme which might be material to the interests of WPP Share Owners, unless WPP Share Owners were informed of any such modification, addition or condition. It will be a matter for the Court to decide, in its discretion, whether or not the consent of WPP Share Owners should be sought at a further meeting. Similarly, if a modification, addition or condition is put forward which, in the opinion of the WPP Directors, is of such a nature or importance as to require the consent of the WPP Share Owners at a further meeting, the WPP Directors will not take the necessary steps to enable the Scheme to become effective unless and until such consent is obtained.

If the Scheme is sanctioned at the Court Hearing and the other conditions to the Scheme have been satisfied, the Scheme is expected to become effective, and dealings in New WPP Shares are expected to commence, at 8.00 a.m. on 2 January 2013. If the Scheme has not become effective by 31 January 2013 (or such later date as WPP and New WPP may agree and the Court may allow), it will lapse, in which event there will not be a new parent company of WPP and WPP Share Owners will remain share owners of WPP and the existing WPP Shares will continue to be listed on the Official List.

3.3	Effects of the Scheme

Under the Scheme, Scheme Share Owners will have their WPP Shares replaced by the same number of New WPP Shares, which will be denominated in sterling. Scheme Share Owners’ proportionate entitlement to participate in WPP’s capital and income will not be affected by reason of the implementation of the Scheme or the New WPP Reduction of Capital. Scheme Share Owners will not receive any amount in cash pursuant to the terms of the Scheme (other than in the circumstances referred to in Clause 3(b) of the Scheme).

Members of the 401k Plans who hold WPP ADSs under such plans will automatically receive New WPP ADSs in their plan accounts in exchange for their WPP ADSs.

New WPP is a newly incorporated company which has not traded since its incorporation and, prior to the Scheme becoming effective, will not own any assets or have any liabilities. As a result of the Scheme, New WPP will become the new parent company of the WPP Group and its assets, liabilities and earnings on a consolidated basis will be those of the WPP Group.

WPP will make announcements to WPP Share Owners from time to time in relation to the progress of the Scheme, including upon the Scheme becoming effective.

3.4	Effect of the Scheme on WPP ADSs

Citibank, N.A. is the US Depositary for the WPP ADSs and is the holder of all the WPP Shares represented by WPP ADSs. As holder of those WPP Shares, the US Depositary will receive one New WPP Share for every Scheme Share held at the Scheme Record Time.

Promptly following the Effective Date:

(a)

the US Depositary will cancel the WPP ADSs registered in the name of a nominee of DTC and issue a corresponding number of New WPP ADSs to the book-entry transfer facilities of DTC promptly upon receipt of the applicable number of New WPP Shares in its CREST account;

(b)

the US Depositary will mail documentation to enable the exchange of WPP ADSs represented by WPP ADRs for New WPP ADSs to the holders of WPP ADSs evidenced by WPP ADRs registered on the books of the US Depositary at the Effective Date. New WPP ADSs will be issued in the form of book-entry direct registration with the US Depositary unless the WPP ADSs were restricted, in which case New WPP ADRs subject to the same restrictions as the restricted WPP ADRs will be issued; and

(c)

the US Depositary will cancel WPP ADSs registered in book-entry uncertificated form in the direct registration system maintained by it and issue New WPP ADSs in book-entry uncertificated form in the direct registration system maintained by it promptly upon receipt of the applicable number of New WPP Shares in its CREST account.

4.	New WPP Articles

A summary of New WPP Articles is included in paragraph 5 of Part 5 – “Additional Information” of this document. The New WPP Articles are also available for inspection as set out in paragraph 30 of Part 5 –“Additional Information”.

5.	Listing, dealings, share certificates and settlement

Application will be made to the UK Listing Authority for the admission of up to 1,300,000,000 New WPP Shares to the premium segment of the Official List and to the London Stock Exchange for the New WPP Shares to be admitted to trading on the London Stock Exchange’s main market for listed securities. The last day of dealings in the WPP Shares is expected to be 31 December 2012. The last time for registration of transfers of Scheme Shares is expected to be 6.00 p.m. on 31 December 2012. It is expected that Admission will become effective and that dealings in the New WPP Shares will commence at 8.00 a.m. on 2 January 2013, the Effective Date. The listing of the WPP Shares will be cancelled on that date.

Prior to the Effective Date, WPP will file a “Notification: Substitution Listing Event” with NASDAQ notifying NASDAQ of the Scheme and, upon effectiveness of the Scheme, the New WPP ADSs will be listed on NASDAQ in substitution for the WPP ADSs. It is expected that the New WPP ADSs will be listed and trading in the New WPP ADSs will commence at the opening of business (New York time) on

2 January 2013.

With effect from (and including) the Effective Date, all share certificates representing the Scheme Shares in certificated form will cease to be valid and binding in respect of such holdings and should be destroyed.

All documents, certificates or other communications sent by, to, from or on behalf of Scheme Share Owners, or as such persons shall direct, will be sent at their own risk and may be sent by post.

Application will be made for the New WPP Shares to be admitted to CREST for settlement and transfer purposes. Euroclear requires the Company to confirm to it that certain conditions imposed by the CREST Regulations are satisfied before Euroclear will admit any security to CREST. It is expected that these conditions will be satisfied in respect of the New WPP Shares on admission of the New WPP Shares to the Official List. As soon as practicable after satisfaction of the conditions, the Company will confirm this to Euroclear.

Subject to the satisfaction of the conditions referred to in paragraph 3.2 above, to which the Scheme is subject, the New WPP Shares to which WPP Share Owners are entitled under the Scheme (as the case may be) will:

(a)

to the extent the entitlement arises as a result of a holding of WPP Shares in certificated form at the Scheme Record Time, be delivered in certificated form in the name of the relevant WPP Share Owner with the relevant share certificate expected to be despatched by post, at the applicant’s risk, by 15 January 2013; and

(b)

to the extent the entitlement arises as a result of a holding of WPP Shares in uncertificated form at the Scheme Record Time, be credited to the appropriate CREST accounts (under the same participant and account ID that applied to the WPP Shares), with corresponding entitlements to New WPP Shares with effect from 2 January 2013.

Notwithstanding anything above or any other provision of this document or any other document relating to the New WPP Shares, WPP and New WPP reserve the right to deliver any New WPP Shares applied for through CREST in certificated form. In normal circumstances, this right is only likely to be exercised in the event of any interruption, failure or breakdown of CREST (or any part of CREST), or on the part of the facilities and/or systems operated by the Registrars in connection with CREST. This right may also be exercised if the correct details in respect of bona fide market claims (such as the CREST member account ID and CREST participation ID details) are not provided as requested on any application form relating to the New WPP Shares.

Scheme Share Owners who are CREST-sponsored members should refer to their CREST sponsor regarding the action to be taken in connection with this document.

The holders of WPP ADSs evidenced by WPP ADRs will generally receive their New WPP ADSs in the form of book-entry direct registration ADSs on the register of the US Depositary except that the holders of WPP ADSs that are evidenced by WPP ADRs and are restricted will receive new WPP ADSs in the form of New WPP ADRs subject to the same restrictions as the WPP ADRs. Holders of uncertificated WPP ADSs will receive the New WPP ADSs in uncertificated form.

6.	Directors’ and other interests

Philip Lader, Sir Martin Sorrell, Paul Richardson, Mark Read, Colin Day, Esther Dyson, Orit Gadiesh, Ruigang Li, Stanley (Bud) Morten, Koichiro Naganuma, John Quelch, Jeffrey Rosen, Timothy Shriver, Paul Spencer and Sol Trujillo were appointed directors of New WPP on 1 November 2012. Conditional on the Scheme becoming effective, each of the executive directors of WPP will enter into amended service agreements and each of the non-executive directors of WPP will enter into new letters of appointment in order that they reflect the new structure of the WPP Group and any revised duties once the Scheme becomes effective. Details of the amended service agreements and the new letters of appointment are set out in paragraph 12 of Part 5 of this document. The interests of the New WPP Directors in the existing share capital of WPP as at the date of this document, and in New WPP immediately after the Scheme becomes effective, are set out in paragraph 8 of Part 5 – “Additional Information”.

Any rights held by the New WPP Directors under the WPP Share Plans will be preserved so that New WPP Shares will ultimately be delivered in satisfaction of any of those rights under their terms, in the manner described in paragraph 13 of Part 5 – “Additional Information”. The effect of the Scheme on the interests of New WPP Directors is set out in paragraph 8 of Part 5 of this document. Save as described above, the effect of the Scheme on the interests of New WPP Directors does not differ from its effect on the same interests of other persons.

7.	Dividends

The New WPP Shares to be issued pursuant to the Scheme will rank pari passu in all respects with any New WPP Shares in issue at the Scheme Record Time and shall rank in full for all dividends or distributions made, paid or declared after the Scheme Record Time on the ordinary share capital of New WPP.

The Dividend Access Plan and the Scrip Dividend Scheme which are available to WPP Share Owners in relation to WPP Shares will not apply in relation to New WPP Shares and will terminate upon the Scheme becoming effective.

The New WPP Board expects to continue to follow WPP’s current dividend pay-out policy, whilst also continuing to examine the relative merits of dividends, capital expenditure, acquisitions and share re-purchases. As announced in the WPP Group’s 2010 Preliminary Results, and following a review of its dividend pay-out policy and consultation with institutional share owners and analysts which indicated that many share owners favoured consistent dividend growth and better dividend yields over share re-purchases, the WPP Board’s objective has been to increase the dividend pay-out ratio as a proportion of post-tax profits to approximately 40% over the medium term, reducing the dividend cover from approximately three times to approximately two and one-half times.

8.	Taxation

New WPP Share Owners are referred generally to the sections headed “UK taxation”, “Jersey taxation” and “US federal income taxation” in Part 5 – “Additional Information” for more detail on the tax treatment for share owners of holding and disposing of New WPP Shares.

9.	Overseas Share Owners

9.1	General

The implications of the Scheme and the distribution of this document to Overseas Persons may be affected by the laws of relevant jurisdictions. Such Overseas Persons should inform themselves about and observe all applicable legal requirements.

It is the responsibility of any person into whose possession this document comes to satisfy themselves as to their full observance of the laws of the relevant jurisdiction in connection with the Scheme and the distribution of this document, including the obtaining of any governmental, exchange control or other consents which may be required and/or compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

If, in respect of any Overseas Person, New WPP is advised that the allotment and issue of New WPP Shares would or might infringe the laws of any jurisdiction outside the United Kingdom or Jersey, or would or might require New WPP to obtain any governmental or other consent or effect any registration, filing or other formality with which, in the opinion of New WPP, it would be unable to comply or which it regards as unduly onerous, the Scheme provides that New WPP may determine either: (a) that the share owner’s entitlement to New WPP Shares pursuant to the Scheme shall be issued to such share owner and then sold on his behalf as soon as reasonably practical at the best price which can be reasonably obtained at the time of sale, with the net proceeds of sale being remitted to the share owner; or (b) that the share owner’s entitlement to New WPP Shares shall be issued to a nominee for such share owner appointed by New WPP and then sold, with the net proceeds being remitted to the share owner concerned. Any remittance of the net proceeds of sale referred to in this paragraph shall be at the risk of the relevant holder.

Overseas Persons should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme in their particular circumstances.

9.2	United States

The New WPP Shares to be issued to Scheme Share Owners in connection with the Scheme have not been, and will not be, registered under the US Securities Act and will be issued in reliance on the exemption provided by section 3(a)(10) thereof.

For the purpose of qualifying for the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) thereof, WPP and New WPP will advise the Court that its sanctioning of the Scheme will be relied on by New WPP as an approval of the Scheme following a hearing on its fairness to WPP Share Owners, at which Court Hearing all WPP Share Owners are entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been given to all such Share Owners.

The New WPP Shares will not be “restricted securities” within the meaning of Rule 144(a)(3) under the US Securities Act and may be immediately resold without restriction under the US Securities Act by former holders of WPP Shares who are not affiliates of New WPP and have not been affiliates of New WPP within 90 days prior to the issuance of New WPP Shares under the Scheme.

Under US federal securities laws, a WPP Share Owner who is an affiliate of New WPP at the time or within 90 days prior to any resale of New WPP Shares received under the Scheme will be subject to certain US transfer restrictions relating to such shares. Such New WPP Shares may not be sold without registration under the US Securities Act, except pursuant to any available exemptions from the registration requirements or in a transaction not subject to such requirements (including a transaction that satisfies the applicable requirements for resales outside of the US pursuant to Regulation S under the US Securities Act). Whether a person is an affiliate of New WPP for such purposes depends on the circumstances, but affiliates could include certain officers and directors and significant share owners. A New WPP Share Owner who believes that he or she may be an affiliate of New WPP should consult his or her own legal advisers prior to any sales of New WPP Shares received pursuant to the Scheme.

Notice to US Investors in WPP: The Scheme relates to the shares of a Jersey company and is to be made by means of a scheme of arrangement provided for under the laws of Jersey. The Scheme is subject to the disclosure requirements and practices applicable in Jersey to schemes of arrangement, which differ from the disclosure and other requirements of US securities laws. The financial information included in this document has been prepared in accordance with accounting standards applicable in the United Kingdom that may not be comparable to the financial statements of US companies. US generally accepted accounting principles (US GAAP) differ in certain significant respects from each of UK generally accepted accounting principles (UK GAAP) and International Financial Reporting Standards (IFRS). None of the financial information in this document has been audited in accordance with auditing standards generally accepted in the United States or the auditing standards of the Public Company Accounting Oversight Board (United States).

WPP files annual reports and submits certain other information and documents to the SEC pursuant to its registration under section 12 of the US Securities Exchange Act. Once the Scheme becomes effective, New WPP will automatically succeed to WPP’s existing US Securities Exchange Act registration, and will be subject to the reporting requirements thereof.

The reports and other information filed by WPP with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at the SEC’s Public Reference Room, 100 F Street, NE Washington, D.C. 20549 and on the SEC’s website at www.sec.gov. Please call the SEC on +1 800-SEC-0330 for further information.

New WPP is a company registered in Jersey. Directors and officers of WPP and New WPP may be located outside the United States and, as a result, it may not be possible for New WPP Share Owners in the United States to effect service of process within the United States upon WPP or New WPP or such other persons. A substantial portion of the assets of WPP and New WPP and such other persons may be located outside the United States and, as a result, it may not be possible to satisfy a judgment against WPP or New WPP or such other persons in the United States or to enforce a judgment obtained by United States courts against WPP or New WPP or such other persons outside the United States.

US investors should refer to paragraph 20 of Part 5 – “Additional Information” for a description of certain material US federal income tax consequences of the acquisition, ownership and disposition of New WPP Shares.

Neither the SEC nor any US state securities commission has reviewed or approved this document, the Scheme or the New WPP Shares. Any representation to the contrary is a criminal offence in the United States.

10.	Bond Issues and the WPP Facility

It is proposed that, on or after the Effective Date, New WPP will become a guarantor of the 2015 Bonds and the 2020 Bonds and that New WPP will be substituted as the issuer of the 2013 Bonds, the 2016 Bonds, the 2017 Bonds and the Convertible Bond by entering into supplementary trust deeds in respect of each such UK Bond Issue.

It is also proposed that, on or after the Effective Date, New WPP will become a guarantor of the US Bond Issues by entering into supplemental indentures or an amendment and consent, as applicable, in respect of each US Bond Issue, and that New WPP will become an additional guarantor of the WPP Facility pursuant to an amendment and restatement agreement.

11.	Announcements

New WPP and WPP will announce the Scheme becoming effective, the delisting of the WPP Shares and the listing of the New WPP Shares via a Regulatory Information Service at the relevant times.

PART 2

BUSINESS DESCRIPTION OF THE WPP GROUP

1.	Introduction

The WPP Group operates through a number of established global, multinational and national advertising and marketing services companies that are organised into four business segments: Advertising and Media Investment Management; Consumer Insight; Public Relations and Public Affairs; and Branding & Identity, Healthcare and Specialist Communications (including direct, digital, promotion and relationship marketing). The WPP Group’s largest segment is Advertising and Media Investment Management, where it operates the advertising networks Ogilvy & Mather Advertising, JWT, Y&R, Grey, bates and the United Network, as well as Media Investment Management companies such as MediaCom, MEC, Mindshare, Maxus and tenthavenue. Consumer Insight operations are conducted through Kantar. Public Relations & Public Affairs operates through companies that include Burson-Marsteller, Cohn & Wolfe, Hill+Knowlton Strategies and Ogilvy Public Relations. Branding & Identity, Healthcare and Specialist Communications operations are conducted by companies that include B to D Group, ghg, Wunderman, Sudler & Hennessey, OgilvyOne Worldwide, Ogilvy CommonHealth Worldwide, G2, OgilvyAction, 24/7 Media and other companies.

WPP Shares are admitted to the premium segment of the Official List of the UK Listing Authority and trade on the London Stock Exchange’s main market for listed securities, and WPP ADS (representing deposited WPP Shares) are quoted on the NASDAQ Global Select Market. At 12 November 2012 (the last practicable date before the publication of this document) WPP had a market capitalisation of £10,297,179,160.

WPP’s registered office is located at 22 Grenville Street, St Helier, Jersey JE4 8PX and its head office is located at 6 Ely Place, Dublin 2, Ireland. New WPP’s registered office is located at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES and its head office is located at 27 Farm Street, London, W1J 5RJ.

2.	History and development

WPP was incorporated in Jersey with registered number 101749 on 12 September 2008 under the name Project Air Limited and changed its name to WPP plc on 30 September 2008. It became the holding company of the WPP Group on 19 November 2008 when the company formerly known as WPP Group plc, the previous holding company of the WPP Group which was incorporated in England and Wales with registered number 5537577 (WPP 2008), completed a reorganisation of its capital and corporate structure pursuant to a scheme of arrangement under Part 26 of the Companies Act 2006 (the 2008 Reorganisation). Under the terms of the 2008 Reorganisation, each share owner of WPP 2008 received one ordinary share of WPP in place of each ordinary share held in WPP 2008. Each holder of an ADS representing five ordinary shares of WPP 2008 was also entitled to receive a new ADS representing five WPP Shares. WPP 2008 changed its name to WPP 2008 plc on 20 November 2008 and re-registered as a private limited company and changed its name to WPP 2008 Limited on 24 November 2008. Also on 24 November 2008, WPP effected a reduction of capital, reducing the amount standing to the credit of its share premium account and thereby creating a distributable reserve of £4,143,148,627.

WPP 2008 had itself become the holding company of the WPP Group on 25 October 2005 when the company also formerly known as WPP Group plc, the original holding company of the WPP Group which was incorporated in England and Wales with registered number 1003653 (WPP 2005), completed a reorganisation of its capital and corporate structure pursuant to a scheme of arrangement under section 425 of the Companies Act 1985 (the 2005 Reorganisation). Under the terms of the 2005 Reorganisation, each share owner of WPP 2005 received one ordinary share of WPP in place of each ordinary share held in WPP 2005. Each holder of an ADS representing five ordinary shares of WPP 2005 was also entitled to receive a new ADS representing five WPP Shares. WPP 2005 changed its name to WPP 2005 plc on 25 October 2005 and re-registered as a private limited company and changed its name to WPP 2005 Limited on 9 November 2005. On 27 October 2005, WPP 2008 effected a reduction of capital, reducing the nominal value of each of its ordinary shares and thereby creating a distributable reserve of £5,843,422,695.

WPP 2005 was incorporated in England and Wales on 1 March 1971 as a limited company under the Companies Acts 1948 to 1967. It was re-registered on 18 August 1981 as a public company under the Companies Acts 1948 to 1980 and changed its name to WPP Group plc on 26 February 1986.

Until 1985, WPP 2005 operated as a manufacturer and distributor of wire and plastic products. In 1985, new investors acquired a significant interest in WPP 2005 and changed the strategic direction of WPP 2005 from being a wire and plastics manufacturer and distributor to being a multinational communications services organisation. Since then, the WPP Group has grown both organically and by the acquisition of companies, most significantly the acquisitions of JWT Group, Inc. in 1987, The Ogilvy Group, Inc. in 1989, Young & Rubicam, Inc. (Young & Rubicam or Young & Rubicam Brands, as the group is now known) in 2000, Tempus Group plc (Tempus) in 2001, Cordiant Communications Group plc (Cordiant) in 2003, Grey Global Group, Inc. (Grey) in 2005, 24/7 Real Media, Inc. (TFSM) in 2007, Taylor Nelson Sofres plc (TNS) in 2008 and AKQA Holdings Inc. (AKQA) in 2012.

WPP spent £633.8 million (excluding cash and cash equivalents acquired), £295.9 million and £196.6 million for acquisitions and investments in 2011, 2010 and 2009, respectively, including payments in respect of loan note redemptions and earnout consideration resulting from acquisitions in prior years. For the same periods, cash spent on purchases of property, plant and equipment and other intangible assets was £253.2 million, £217.5 million and £253.3 million respectively and cash spent on share repurchases and cancellations was £182.2 million, £46.4 million and £9.5 million respectively.

In the six months ended 30 June 2012, WPP spent £154.2 million (excluding cash and cash equivalents acquired) for acquisitions and investments, including payments in respect of loan note redemptions and earn out consideration resulting from acquisitions in prior years. For the same period, cash spent on purchases of property, plant and equipment and other intangible assets was £116.2 million and cash spent on share repurchases and cancellations was £66.2 million.

3.	Business overview

The WPP Group’s business comprises the provision of communications services on a national, multinational and global basis. It operates from over 3,000 offices in 110 countries. The WPP Group organises its businesses in the following areas: Advertising and Media Investment Management; Consumer Insight; Public Relations and Public Affairs; and Branding & Identity, Healthcare and Specialist Communications (including direct, digital, promotion and relationship marketing).

Approximately 41% of the WPP Group’s reported revenues in the year ended 31 December 2011 was from Advertising and Media Investment Management, with the remaining 59% of its revenues being derived from the business segments of Consumer Insight, Public Relations and Public Affairs, and Branding & Identity, Healthcare and Specialist Communications.

The following table shows, for the last three fiscal years, reported revenue attributable to each business segment in which the WPP Group operates.

	2011		2010		2009
	(£m)	(%)	(£m)	(%)	(£m)	(%)
Revenue
Advertising and Media Investment Management	4,157.2	41	3,733.3	40	3,420.5	39
Consumer Insight	2,458.0	25	2,430.2	26	2,297.1	26
Public Relations and Public Affairs	885.4	9	844.5	9	795.7	9
Branding & Identity, Healthcare and Specialist Communications	2,521.2	25	2,323.0	25	2,171.0	26

TOTAL	10,021.8	100.0	9,331.0	100.0	8,684.3	100.0

The pattern of revenue growth also differed regionally. The following table shows, for the last three fiscal years, reported revenue attributable to each geographic area in which WPP operates and demonstrates WPP’s regional diversity.

	2011		2010		2009
	(£m)	(%)	(£m)	(%)	(£m)	(%)
Revenue
North America[1]	3,388.2	34	3,299.8	35	3,010.0	35
United Kingdom	1,183.5	12	1,087.6	12	1,029.0	12
Western Continental Europe[2]	2,505.1	25	2,325.3	25	2,327.8	26
Asia Pacific, Latin America, Africa, Middle East and Central & Eastern Europe	2,945.0	29	2,618.3	28	2,317.5	27

TOTAL	10,021.8	100.0	9,331.0	100.0	8,684.3	100.0

Note:

1	North America includes the US with revenues of £3,149.9 million (2010: £3,097.9 million; 2009: £2,835.8 million).
2	Western Continental Europe includes Ireland with revenues of £40.3 million (2010: £37.4 million; 2009: £43.4 million).

The WPP Group’s principal activities within each of its business segments are described below.

4.	Advertising and Media Investment Management

4.1	Advertising

Advertising – The principal functions of an advertising agency are the planning and creation of marketing and branding campaigns and the design and production of advertisements for all types of media such as television, cable, the internet, radio, magazines, newspapers and outdoor locations such as billboards.

WPP’s principal advertising agencies include Ogilvy & Mather, JWT, Y&R, Grey, the United Network and bates: WPP also owns interests in ADK (24.3%); GIIR, Inc. (27.9%); Singleton, Ogilvy & Mather in Australia (33.3%) and DYR Tokyo (49%).

Ogilvy & Mather. Ogilvy & Mather is one of the largest marketing communications companies in the world. Ogilvy & Mather was formed in 1948 and is headquartered in New York. The company is comprised of industry leading units in all of the following disciplines: advertising; public relations and public affairs; branding & identity; shopper and retail marketing; healthcare communications; direct, digital, promotion and relationship marketing; consulting, research and analytics capabilities; branded content and entertainment; and specialist communications. O&M services Fortune Global 500 companies as well as local businesses through its network of more than 450 offices.

JWT. JWT, one of the world’s first advertising agencies, was founded in 1864 and is a full service multinational advertising agency headquartered in New York. The JWT network has more than 200 offices in over 90 countries employing nearly 10,000 marketing professionals. JWT’s relationships with a number of its major clients have been in existence for many years, exhibiting an ability to adapt to meet the clients’ and market’s new demands.

Y&R. Y&R, a full-service multinational advertising agency network headquartered in New York, was formed in 1923 and is now part of the Young & Rubicam Group. The Y&R Network has 186 offices in 90 countries and employs nearly 6,500 people.

Grey. Grey commenced operations in 1917 and was incorporated in 1925 as Grey Advertising Inc. Grey has offices in approximately 90 countries and was acquired by WPP in March 2005.

The United Network. This is the WPP advertising micronetwork. Each of the agencies is one of the best in class in its local market, managed by entrepreneurs who founded the business. The group now includes SRA Rushmore, Madrid; Berlin Cameron, New York; Cole & Weber, Seattle; United, London; 1861, Milan; LDV, Antwerp; BTS, Oslo; and Les Ouvriers du Paradis, Paris.

bates. bates is an Asia-dedicated advertising and brand activation network located in 11 countries across Asia.

4.2	Media Investment Management

GroupM. GroupM is the leading global media investment management operation. It serves as the parent company to WPP media agencies including Maxus, MEC, MediaCom, and Mindshare. Its primary purpose is to maximise the performance of WPP’s media communications agencies on behalf of clients, stakeholders and people by operating as a parent and collaborator in performance-enhancing activities such as trading, content creation, sports, digital, finance, proprietary tool development and other business-critical capabilities. The agencies that comprise GroupM are all global operations in their own right with leading market positions. The focus of GroupM is the intelligent application of physical and intellectual scale to benefit trading, innovation and new communication services, to bring competitive advantage to clients and group companies.

Maxus. Maxus is a global media planning and buying agency and has been named the fastest-growing media agency network for the last two years by Recma. Its services include communications strategy, media planning and buying, digital marketing, social media strategy, direct response, SEM, SEO, PPC and marketing ROI evaluation, and has a team of 1,500 people in 70 agencies worldwide.

MEC. MEC was formed following the WPP Group’s acquisition of Tempus in 2001 with the merger of its core brand CIA with The MediaEdge. MEC is a media agency and employs almost 5,000 people in more than 150 offices across 84 countries. MEC’s services include: Media planning and buying, Digital, Search, Social, Mobile, Performance marketing, Analytics and Insight, Sport, Entertainment, Cause & Content, Multi-cultural, Retail, and Integrated planning.

MediaCom. MediaCom is one of the worlds’ leading media communications agencies. The MediaCom network comprises 4,600 people working in 116 offices in 89 countries.

MindShare. MindShare was originally formed from the merger of the media departments of JWT and Ogilvy & Mather. MindShare is a marketing and media network and consists of 115 offices in 82 countries throughout the USA, Latin America, Europe, Middle East, and Asia Pacific.

Xaxis. Xaxis is the world’s largest audience buying company. Through its proprietary platform, Xaxis offers advertisers a single, comprehensive resource from which to reach and engage with global audiences across the universe of digital media. Xaxis does this for its GroupM agency partners, Maxus, MEC, MediaCom, and Mindshare. Xaxis has a presence in 17 countries across North America, Europe and Asia.

Catalyst Online. Catalyst Online has been a pioneer in developing strategic digital marketing services since 1998. It is renowned for search marketing excellence in servicing Fortune 1000 brands. Headquartered in Boston, MA, its clients span B2B and B2C verticals and industries, and include many of the world’s top companies.

tenthavenue. tenthavenue’s vision is to optimise performance wherever people engage with the outside world. Its aim is to be the leading global company to identify and build tailored audiences and outcomes across multiple channels and devices in environments outside of the home. tenthavenue includes:

•	Spafax. Spafax is a custom content company that uses video, audio, print, digital and ambient media to tell branded stories and build audiences.

•	Kinetic. Kinetic is an Out-of-Home specialist agency with deep knowledge of out-of-home consumer habits across traditional media and digital place-based screens.

•

Joule. Joule is a mobile agency providing its clients with a full range of mobile marketing services from campaign strategy through to creative execution, media implementation and measurement, with the ability to execute campaigns across all mobile channels.

5.	Consumer Insight

To help optimise its worldwide research offering to clients, the Company’s separate global research and strategic marketing consultancy businesses are managed on a centralised basis under the umbrella of the Kantar Group. In 2009, the Kantar Group announced a major re-organisation to strengthen its position as the world’s leading consumer insight business and streamline its offer for clients. The re-organisation simplified the Group’s overall offering through a series of structural changes, building on the acquisition of TNS in October 2008. The Kantar Group offering includes: custom research in a wide range of business sectors and areas of marketplace information including strategic market studies; brand positioning; equity research; customer satisfaction surveys; product development; international research; advanced modeling; advertising research; pre-testing, tracking and sales modelling; and trends and futures research and consultancy.

The principal interests comprising the Kantar Group include:

Added Value. Added Value offers brand development and marketing insights and has 23 offices in 14 countries across 5 continents.

Millward Brown. Millward Brown is one of the world’s leading companies in advertising research, including pre-testing, tracking and sales modelling, and offers a full range of services to help clients market their brands more effectively.

IMRB International. IMRB is a leading market research business in India.

Kantar Media. In 2008, KMR brought together Kantar’s media audience research measurement assets to respond to client requirements in a new media environment. Products and services in the KMR portfolio include TGI, KMR Software, IntelliQuest CIMS, MARS Pharma and MARS Medical, as well as TV ratings businesses and media solutions.

The Futures Company. The Futures Company is a leading global foresight and futures consultancy, formed in 2008 from the coming together of The Henley Centre, HeadlightVision and Yankelovich. Through a combination of subscription foresight services and bespoke research and consultancy it seeks to unlock the future of consumers, brands, categories and companies. The Futures Company has teams in the UK, US, Mexico, Brazil, Argentina and India.

TNS. TNS advises clients on specific growth strategies around new market entry, innovation, brand switching and stakeholder management, based on long-established expertise and market-leading solutions. With a presence in over 80 countries, TNS has more conversations with the world’s consumers than anyone else and understands individual human behaviours and attitudes across every cultural, economic and political region of the world.

Lightspeed Research. Lightspeed provides online consumer panel access for tracking and ad hoc studies. Lightspeed also offers online proprietary panel products and solutions for such specialty consumer panels as healthcare, financial services, expectant and new mothers, automotive and family.

6.	Public Relations & Public Affairs

Public Relations & Public Affairs companies advise clients who are seeking to communicate with consumers, governments and/or the business and financial communities. Public Relations & Public Affairs activities include national and international corporate, financial and marketing communications, crisis management, reputation management, public affairs and government lobbying.

WPP’s global networks in this area include Burson-Marsteller, Hill+Knowlton Strategies, Ogilvy Public Relations Worldwide, Cohn & Wolfe and GCI Group:

Burson-Marsteller. Burson-Marsteller, established in 1953, is a leading global public relations and communications firm. It provides clients with strategic thinking and programme execution across a full range of public relations, public affairs, reputation and crisis management, advertising and digital strategies. The firm’s worldwide network consists of 73 offices and 83 affiliate offices, together operating in 108 countries across six continents.

Hill+Knowlton Strategies. H+K Strategies offers senior counsel, insightful research and strategic communications planning throughout the world. It has 83 offices in 46 countries,

Ogilvy Public Relations. Ogilvy Public Relations is a global, multi-disciplinary communications leader operating in more than 80 offices across six continents.

Cohn & Wolfe. Cohn & Wolfe is a global communications and public relations agency. Founded in 1979, the agency has more than 1,100 employees in over 50 offices across North America, EMEA and Asia.

GCI Group. GCI Group is a Canadian leader in the public relations industry with deep expertise in the areas of consumer, healthcare, technology, corporate communications and social media. GCI Group services a broad client base, combining the aggressiveness and agility of a specialty boutique with the depth and breadth of a dynamic multinational agency.

RLM Finsbury. RLM Finsbury, a global leader in strategic and corporate, financial and crisis communications, was formed in 2011 following the merger of US-headquartered Robinson Lerer & Montgomery and UK-headquartered Finsbury Group.

Hering Schuppener. Hering Schuppener is the leading strategic communications adviser in Germany advising local and international firms, financial investors and institutions in mission-critical situations and on an on-going basis.

7.	Branding & Identity, Healthcare and Specialist Communications

WPP’s activities in this business area include branding & identity; healthcare communications; direct digital, promotional and interactive marketing; and other specialist communications services including custom media, demographic and sector marketing, sports marketing, and media and film production services.

7.1	Branding & Identity

This activity includes consumer, corporate and employee branding & design services, covering identity, packaging, literature, events, training and architecture:

B to D Group. This branding and design entity consists of Landor Associates, The Brand Union, VBAT, Addison, Lambie-Nairn, The Partners and PeclersParis. The mission of the B to D Group is to maximise and leverage the strengths of each individual company in order to offer clients and prospects the most complete and compelling branding and design solutions. As part of the WPP Group, the companies have access to new clients and untapped markets, as well as resources such as advanced knowledge sharing systems and financial tools. Employee exchange further enables the companies to share top-level strategic thinking, creativity and cultural knowledge.

Fitch. Fitch is a leading brand and design consultancy, operating across the three main geographical areas (Europe, the United States and Asia Pacific) for multinational clients and for those regional clients standing to benefit from a globally informed interdisciplinary approach.

BDG architecture + design. BDG architecture + design is an international architecture and design consultancy focusing on strategy and design for working environments, working with corporate clients and within the Government sector.

7.2	Healthcare Communications

This activity constitutes the provision of integrated healthcare marketing solutions from advertising to medical education and online marketing.

ghg. ghg (grey healthcare group) is a global healthcare communications company, headquartered in New York, with offices in North America, Latin America, Europe and Asia. It works with companies to build world-class healthcare and pharmaceutical brands among medical professionals and consumers, with a transmedia storytelling approach that covers print, digital and television broadcast media, medical education, sales force presentations and managed access strategies.

Ogilvy CommonHealth Worldwide. Ogilvy CommonHealth Worldwide has 63 offices across 33 countries and provides marketing services including brand identity and development, clinical trial recruitment, digital/interactive services, direct-to-consumer, direct-to-patient, global integration, managed care marketing, market research and analytics, media planning and buying, medical advertising and promotion, medical education, relationship marketing, and strategic consulting. The network also offers scientific communications and publications services through a wholly owned separate legal entity. The organisation houses and maintains individual Ogilvy CommonHealth and Ogilvy Healthworld brand identities within the marketplace.

Sudler & Hennessey. The Sudler & Hennessey Group is a global healthcare marketing and communications organisation with offices around the world. The network includes two global communications agencies – Sudler & Hennessey and Sentrix Global Health Communications with US headquarters in New York City. S&H also has specialised divisions in medical education (IntraMed Educational Group, Precept Medical Communications, and Current Medical Directions), as well as in market research and strategic planning, branding, publication strategies, sales training (HealthAnswers and Transart) and digital solutions (Sudler Digital).

GCI Health. GCI Health is a leading specialty healthcare public relations and communications agency. The diversity of the agency’s client roster spans broadly across many sectors in healthcare, including pharmaceutical, biotech, medical technology, consumer health, provider (hospitals and managed care), telehealth, beauty and aesthetics and non-profit. It has offices throughout North America and Europe as well as affiliates around the world.

7.3	Direct, Digital, Promotion and Relationship Marketing

This activity includes a full range of general and specialist customer, channel, direct, field, retail, promotional and point-of-sale services.

WPP has a number of operating businesses in this category, including:

•	Eicoff & Co which specialises in targeted cable and broadcast television advertising.

•	EWA which specialises in data and relationship management services.

•

G2 Worldwide, part of Grey Group, which unifies all of the specialised marketing communications services into a global network providing services in branding & design, data consulting, direct communications, interactive marketing, and promotion, trade and shopper marketing.

•	Headcount which offers field marketing and brand development services, supported by strong customer relationship skills.

•

KnowledgeBase Marketing (KBM), a Young & Rubicam Brands company, which provides information-based marketing solutions to businesses in targeted high-growth industries. KBM’s capabilities include data warehousing, data mining, information services and data analysis.

•	Mando, which is a UK-based global promotional risk management company, underwriting marketing activity for major international brands.

•

OgilvyOne Worldwide, part of the Ogilvy & Mather Worldwide network, which is a direct marketing group, offering online marketing consulting and also traditional direct marketing communications such as direct response advertising techniques.

•	RMG Connect, a global operation, which consolidates all of JWT’s customer relationship marketing offerings.

•	VML, headquartered in Kansas City and part of Young & Rubicam Brands, which specialises in digital and interactive services.

•

Wunderman, part of Young & Rubicam Brands, which is an integrated marketing solutions company that delivers customer relationship management services to its clients. Since 2005, Wunderman has acquired several digital companies, including Aqua Online, AGENDA, Blast Radius and ZAAZ, to enhance its offer to clients.

•

Ogilvy Action, part of the Ogilvy & Mather Worldwide network, which is a global marketing services network whose offers include shopper and trade marketing, experiential marketing, digital, retail design and sports and entertainment sponsorship.

7.4	Specialist Communications

This activity includes a comprehensive range of specialist services, from custom media and multicultural marketing to event, sports, youth and entertainment marketing; corporate and business-to-business; and media, technology and production services.

•	Forward is a full service custom media specialist, whose services include magazines, catalogues, magalogues, mini-zines, e-zines, web content and direct mail.

•	Ogilvy Primary Contact is a UK-based provider of business-to-business, financial and corporate advertising.

•

The Bravo Group, MosaicaMD, Kang & Lee and WINGLATINO create multicultural marketing and communications programmes targeted to the fast-growing US Hispanic, African-American and Asian communities. Their multidisciplinary services include advertising, promotion and event marketing, public relations, research and direct marketing. The Bravo Group, MosaicaMD and Kang & Lee are part of Young & Rubicam Brands. WINGLATINO is part of Grey Group.

•	MJM is a full-service communications company for live events, meetings, exhibits, trade shows, brand theatre and training, serving clients around the world.

•

The Food Group specialises in targeted food advertising, marketing, and culinary and technology solutions. In 2007, the company added a new division, Nutrition and Culinary Consultants (NCC), which provides strategic, science-based guidance to the food, beverage and wellness industries.

•	Geppetto assists clients in communicating their products and services to the youth market (children and teenagers) and implementing creative branding solutions.

•

Pace Advertising is one of the largest specialists in the real estate communications market in the United States, offering comprehensive services in the marketing of both commercial and residential property to developers, builders and real estate agents.

•	Banner is a European marketing communications firm specialising in the technology sector. Banner is part of Young & Rubicam Brands.

•

Hogarth Worldwide, a world leader in Marketing Implementation, provides production and transcreation across all media channels for global clients. Hogarth produces, localises and delivers advertising at a fraction of the historic cost whilst maintaining the creative integrity.

•	PRISM Group, on a global basis, offers sports marketing and consultancy, event management, public relations and communication design.

•	Metro provides a diverse range of technical and creative services, including multimedia, film, video and asset archiving, equipment sales and post-production systems to clients in the UK.

•	The Farm Group, headquartered in the UK, is a film and video production services company.

7.5	WPP Digital

WPP Digital makes acquisitions and strategic investments in companies that bolster the WPP Group’s presence in digital marketing and media and provides access for WPP companies and their clients to a portfolio of digital experts. Services provided by WPP Digital full-service interactive agencies include: digital marketing solutions for advertisers and publishers; integrated digital marketing strategy services; mobile solutions for handset manufacturers and wireless operators; creating measurable interactive marketing; and proprietary platforms which enable advertisers to engage with global audiences across the universe of digital media. WPP Digital comprises a number of full-service interactive agencies, including Blue State Digital, POSSIBLE, Rockfish and 24/7 Media Inc., as well as investments in businesses providing creative services, analytics, mobile marketing, in-game advertising, video and social networking services.

Manufacturing

The original business of the WPP Group remains as the manufacturing division, which operates through subsidiaries of Wire and Plastic Products Limited. The division produces a wide range of products for commercial, industrial and retail applications.

8.	WPP

WPP, the parent company, with its offices in Dublin, London, New York, Tokyo, Hong Kong, Shanghai and São Paulo, develops the professional and financial strategy of the WPP Group, promotes operating efficiencies, co-ordinates cross referrals of clients among the WPP Group companies and monitors the financial performance of its operating companies. The principal activity of the WPP Group continues to be the provision of communications services worldwide. WPP acts only as the parent company and does not trade.

WPP complements the operating companies in three distinct ways.

•

WPP relieves the operating companies of much administrative work. Financial matters (such as planning, budgeting, reporting, control, treasury, tax, mergers, acquisitions, investor relations, legal affairs and internal audit) are co-ordinated centrally. For the operating companies, every administrative hour saved is an extra hour to be devoted to the pursuit of professional excellence.

•

WPP encourages and enables operating companies of different disciplines to work together for the benefit of clients. Such collaborations have the additional benefit of enhancing the job satisfaction of WPP’s people. WPP also plays an across-the-group role in the following functions: the management of talent, including recruitment and training; property management; procurement and information technology; and knowledge sharing and practice development with an increasing emphasis on sustainability.

•

WPP itself can function as the 21st century equivalent of the full-service agency. For some clients, predominantly those with a vast geographical spread and a need for marketing services ranging from advertising through design and website construction to research and internal communications, WPP can act as a portal to provide a single point of contact and accountability.

WPP operates with a limited group of approximately 450 people. WPP has appointed 30 client leaders for the top 30 clients and also has country managers in 12 regions.

9.	WPP strategy

The WPP Group has three strategic priorities:

•

First, in the short term, the immediate goal is to deliver annual EPS (Earnings per Share) growth of 10-15% through organic revenue growth of up to 5%, margin improvement of 0.5 margin points or more, and productive use of cash flow to improve revenues and profits.

•

Second, in the medium term, to build upon the successful base which has been established whilst integrating WPP’s most recent acquisitions effectively. At TNS the integration has gone well, and the focus is now on revenue and gross margin growth, capturing greater market share.

•

Third, in the long term or over the next five to ten years, to increase the combined geographic share of revenues from the faster-growing markets of Asia Pacific, Latin America, Africa and the Middle East and Central & Eastern Europe, from over 29% to 35-40%, to increase the share of revenues of new media from around 30% to 35-40% and to increase the share of more measurable marketing services (such as Consumer Insight and direct, digital and interactive) to more than 50% of revenues, with a focus on digital and consumer insight, data analytics and the application of new technology.

10.	Sustainability

Paul Richardson is the Board director responsible for sustainability and chairs WPP’s Sustainability Committee, established in 2003.

WPP’s five most significant issues are:

•

The impact of work for clients. The goal is for WPP to be a centre of excellence for sustainability communication, giving clients the best advice and enhancing consumers’ understanding of sustainability issues. The value of client business supported by WPP’s sustainability credentials is worth at least $1 billion.

•	Marketing standards, including ethical decision-making, privacy and data protection, and compliance with marketing standards and WPP’s Code of Conduct.

•

Employment practices, including diversity and inclusion, training and development. Women currently account for 54% of WPP’s total employees and 31% of board members and executive leaders. In 2011, WPP invested £58.3 million on training and wellbeing.

•

Environmental performance. WPP was ranked 41 in Newsweek’s 2011 Green Rankings of the 500 largest global companies. WPP has reduced its carbon footprint per person by 26% since 2006. The target is a 63% reduction by 2020.

•	Social investment including pro bono work. WPP’s total social investment was worth £15.3 million in 2011, the equivalent of 1.5% of reported profit before tax.

11.	Clients

The WPP Group services 340 of the Fortune Global 500 companies, 29 of the Dow Jones 30, 64 of the NASDAQ 100 and 28 of the Fortune e-50. 653 clients are served in three or more distinct disciplines. 390 clients are served in four disciplines and these clients account for over 55% of WPP Group revenues. This reflects the increasing opportunities for co-ordination and co-operation or ‘horizontality’ between activities, both nationally and internationally and at a client and country level. The WPP Group also works with 320 clients in six or more countries.

The WPP Group’s ten largest clients in 2011, measured by revenues, were (in alphabetical order) BAT, Colgate Palmolive, Dell, Ford, Johnson & Johnson, Microsoft, Nestlé, Procter & Gamble, Unilever and Volkswagen. Together, these clients accounted for approximately 17% of WPP’s revenues in 2011. No client of WPP represented more than 5% of WPP’s aggregate revenues in 2011. The WPP Group’s companies have maintained long-standing relationships with many of their clients, with an average length of relationship for the top ten clients of approximately 50 years.

12.	Acquisitions

Total initial cash consideration spent on acquisitions and investments, less cash and cash equivalents acquired, was £102.5 million in the first half of 2012. In 2012, the WPP Group has made acquisitions, investments or increased equity for cash consideration in a number of companies, as identified below:

Name	Country
Advertising and Media Investment Management
Manajans Thompson Reklam Islerri A.S.[1]	Turkey
Activeark Oy	Finland
Foster Informatica Ltda	Brazil
IDEA	Jordan
Union Media	Israel
Magnivate	Indonesia
Wisereach	China
Converge Technologies Pvt Ltd	Pakistan
Alchemedia Inc	South Korea
Frey G2[1]	Germany
Communication Group A.S.	Slovak Republic
HungaMa Digital Services Private Ltd	India
Today Advertising	Myanmar
ArtM Communications	China
Qais Consulting	Singapore
Siboney	USA
Yindu	China

Consumer Insight
Cadem Advertising S.A.	Chile
Press Index S.A.	France
CIC	China
Oasis Insights (Private Ltd)	Pakistan
Enprecis	USA
GME FZ-LLC	United Arab Emirates

Public Relations & Public Affairs
Ascentum Inc	Canada
i&e SAS	France
First Movies International	USA/UK
Crowdverb	USA
Pohjoisranta Oy	Finland
Mind Resources	Hong Kong
PBN	Russia

Branding & Identity, Healthcare and Special Communications
Barrows	Brazil, South Africa, UK
Predictys SAS	France
41?29! Media Internet	Turkey
Promo	Russia

Digital
AKQA Holdings Inc.	USA
Fortune Cookie (UK) Limited	UK
KKLD GmbH	Germany
Acceleration eMarketing (Pty) Limited	South Africa
Grape LLC	Romania
Carnation Internet Tanácsadó Zvt	Hungary
EffectiveUI, Inc	USA
K102 GmbH	Germany
Visible Technology	USA
MySupermarket	USA

Notes:

1	Increased stake.

13.	Government regulation

From time to time, governments, government agencies and industry self-regulatory bodies in the United States, European Union and other countries in which the WPP Group operates have adopted statutes, regulations, and rulings which directly or indirectly affect the form, content, and scheduling of advertising, public relations and public affairs, and market research, or otherwise limit the scope of the activities of the WPP Group and its clients. Some of the foregoing relate to privacy and data protection and general considerations such as truthfulness, substantiation and interpretation of claims made, comparative advertising, relative responsibilities of clients and advertising, public relations and public affairs firms, and registration of public relations and public affairs firms’ representation of foreign governments.

In addition, there is an increasing tendency towards expansion of specific rules, prohibitions, media restrictions, labelling disclosures and warning requirements with respect to advertising for certain products, such as over-the-counter drugs and pharmaceuticals, cigarettes, food and certain alcoholic beverages, and to certain groups, such as children.

Proposals have been made for the adoption of additional laws and regulations that could further restrict the activities of advertising, public relations and public affairs, and market research firms and their clients. Though New WPP does not expect any existing or proposed regulations to materially adversely impact the WPP Group’s business, New WPP is unable to estimate the effect on its future operations of the application of existing statutes or regulations or the extent or nature of future regulatory action.

14.	Organisation structure

The WPP Group’s business comprises the provision of marketing communications services on a national, multinational and global basis. It operates from over 3,000 offices in 110 countries. The WPP Group organises its businesses in the following areas: Advertising and Media Investment Management; Consumer Insight; Public Relations & Public Affairs; and Branding & Identity, Healthcare, and Specialist Communications (including direct, digital promotion and relationship marketing). A listing of the WPP Group brands operating within these business segments as at 30 June 2012 is set forth below.

Advertising	Media Investment Management
ADK[1]	Group M:
Bates	Maxus
CHI and Partners[1]	MediaCom
Dentsu Y&R1, 2, 4	MEC
Grey	Mindshare
HS Ad1	Outrider
JWT	Catalyst
Ogilvy & Mather Advertising	Xaxis
Santo	Other media agencies
Scangroup[1]	KR Media
Scholz & Friends	tenthavenue
Soho Square	Joule
TAXI[4]	Kinetic Worldwide
Team Detroit	Quisma
The Jupiter Drawing Room & Partners[1]	Spafax
United Networks
Y&R4

Consumer Insight	Public Relations & Public Affairs
Kantar:	Blanc & Otus
Added Value	Buchanan Communications
Center Partners	Burson-Marsteller[4]
IMRB International	Chime Communications plc[1]
Kantar Health	Clarion Communications
Kantar Japan	Cohn & Wolfe[4]
Kantar Media	Dewey Square Group
Kantar Operations	Glover Park Group
Kantar Retail	Hering Schuppener
Kantar Worldpanel	Hill+Knowlton Strategies
Lightspeed Research	Ogilvy Government Relations
Millward Brown	Ogilvy Public Relations
The Futures Company	PBN Hill+Knowlton Strategies
TNS	RLM Finsbury
Other marketing consultancies:	Penn Schoen Berland[4]
Ohal	Prime Policy Group
Quinn Gillespie
Wexler & Walker Public Policy Associates[7]

Branding & Identity	Specialist Communications
Addison[6]	Corporate/B2B
BDG architecture + design	Ogilvy Primary Contact
Coley Porter Bell	Custom media
Dovetail	Forward
FITCH[6]	Demographic marketing
Lambie-Nairn[6]	Bravo [4]
Landor Associates[4,6]	Kang & Lee[4]
PeclersParis[6]	MosaicaMD
The Brand Union[6]	UniWorld[1]
The Partners[6]	WING[4]
VBAT[6]	Employer branding/recruitment
JWT Inside

Healthcare Communications
Feinstein Kean Healthcare[8]	Event/face-to-face marketing
GCI Health	MJM
ghg	Metro
Ogilvy CommonHealth Worldwide	Foodservice marketing
Sudler & Hennessey[4]	The Food Group
Sports marketing
9ine Sports & Entertainment
JMI[3]

Direct, Digital Promotion and Relationship Marketing
A. Eicoff & Co	PRISM Group
Actis Systems[5]	Entertainment marketing
AGENDA[5]	Alliance
Aqua[5]	Youth marketing
Barrows[1]	The Geppetto Group
Blast Radius[5]	Real estate marketing
Brierley & Partners[1]	Pace
Designkitchen[5]	Technology marketing
Dialogue	Banner Corporation[4]
Digit	Media and production services
EWA	The Farm Group
FullSIX[3]	Hogarth Worldwide
Grass Roots[1]	Imagina[3]
G2	MRC[3]
– G2 Branding and Design	United Visions
– G2 Interactive	The Weinstein Company[3]
– G2 Direct & Digital
– G2 Promotional Marketing

WPP Digital
Headcount Worldwide Field Marketing	24/7 Real Media
High Co1	Blue State Digital
Iconmobile[4]	Deliver
Kassius[5]	Fabric Worldwide[1]
KBM Group[5]	F. biz
Mando	Johannes Leonardo[1]
Maxx Marketing	Possible Worldwide
Ogilvy Action	Rockfish Interactive
OgilvyOne Worldwide	Syzygy[1]
OOT[2]	The Media Innovation Group
RTCRM[4]	ZAAZ
Smollan Group[1]
Studiocom[4]
These Days[5]

WPP Digital Partner Companies
Vice Media[3]	Ace Metrix[3]
VML[4]	Buddy Media[3]
Wunderman[4]	eCommera[3]
HDT Holdings Technology[3]
In Game Ad Interactive[3]
Invidi[3]
Jumptap[3]
Moment Systems[3]
nPario[1]
Proclivity Systems[3]
Say Media[3]
Visible Technologies[1]
Visible World[3]
WildTangent[3]

WPP Knowledge Community
The Store

Notes:

1	Associate.
2	Joint venture.
3	Investment. Note: Buddy Media disposed of on 12 September 2012.
4	A Young & Rubicam group company.
5	Part of the Wunderman network.
6	A member of B to D Group.
7	A Hill + Knowlton Strategies company.
8	An Ogilvy company.

As at 30 June 2012

15.	Property, plant and equipment

The majority of WPP’s properties are leased, although certain properties which are used mainly for office space are owned. In the United States, owned properties include the 370,000 net square foot Young & Rubicam headquarters office building located at 285 Madison Avenue in New York, New York and the 152,000 square foot TNS property located near Toledo, Ohio. Conditional contracts have been exchanged with a prospective buyer for the sale of the freehold of 285 Madison Avenue, which is expected to be completed in the near future. Other owned properties are in Latin America (principally in Argentina, Brazil, Chile, Mexico, Peru and Puerto Rico), Asia (India and China) and in Europe (Spain, France, UK and Italy). In Europe, owned properties include the 135,626 square foot TNS office located at 2 Rue Francis Pedron, Chambourcy, Paris, France and the 101,592 square foot TNS House at Westgate, Hangar Lane, London. Manufacturing facilities are owned in the United Kingdom. Principal leased properties, which are accounted for as operating leases, include office space at the following locations:

Location	Use	Approximate square footage
636 Eleventh Avenue, New York, NY	Ogilvy & Mather	554,800
498 Seventh Avenue, New York, NY	MindShare, GroupM, Maxus, Mediacom	358,000
200 Fifth Avenue, New York, NY	Grey Global Group, Cohn & Wolfe	343,000
500/550 Town Center Drive, Dearborn, MI	Team Detroit, JWT, O&M, Y&R Advertising, PRISM, Burrows, ZAAZ	282,900
466 Lexington Avenue, New York, NY	JWT	270,300
230 Park Ave South, New York, NY	Burson-Marsteller, Landor, Sudler & Hennessey	270,000

The WPP Group considers its properties, owned or leased, to be in good condition and generally suitable and adequate for the purposes for which they are used. As at 31 December 2011, the fixed asset value (cost less depreciation) representing properties, both owned and leased, as reflected in WPP’s 2011 consolidated financial statements, was approximately £426.8 million. As of 30 June 2012, this had increased to £432.6 million.

In 2011, the WPP Group was able to reduce its core property portfolio. Although square footage rose by 1.7% from 22.8 million sq ft to 23.2 million sq ft at the end of the year, this increase was less than the 3.1% of revenue growth attributable to acquisitions and considerably less than constant currency revenue growth of 8.4%, meaning WPP’s core portfolio (excluding the impact of acquisitions) reduced. Consequently, average square foot per head dropped to 211 sq ft, well ahead of the Company’s target of 220 sq ft.

As a result of this improvement in space utilisation, the establishment cost-to-revenue ratio dropped to 6.7%, ahead of WPP’s long term 7% run rate and in spite of a 3% increase in cost per square foot. For 2012, WPP continues to focus on the key drivers of space per head, particularly in the US where it runs above WPP’s average, and the cost per square foot on lease renewals, particularly in the faster-growing markets where the rental markets are rising fastest. WPP’s aim is to maintain the establishment cost-to-revenue ratio at 7% or even reduce it.

See note 3 to WPP’s 2011 consolidated financial statements for a schedule by years of future minimum rental payments to be made and future sublease rental payments to be received, as of 31 December 2011, under non-cancellable operating leases of WPP.

PART 3

FINANCIAL INFORMATION ON THE WPP GROUP

1.	Incorporation of historical financial information by reference

The consolidated financial statements of the WPP Group for each of the financial years ended 31 December 2009, 2010 and 2011 included in the annual reports and accounts of WPP for each of those financial years, together with the audit reports thereon, respectively, are incorporated by reference into this prospectus.

Deloitte LLP has issued unqualified audit opinions on the consolidated financial statements of the WPP Group included in the annual report and accounts of WPP for each of the three financial years ended 31 December 2009, 2010 and 2011.

The consolidated financial statements of the WPP Group for each of the financial years ended 31 December 2009, 2010 and 2011 have been prepared in accordance with IFRS.

The unaudited interim financial statements of the WPP Group for the periods ended 30 June 2011 and 30 June 2012 are also incorporated by reference into this prospectus, together with their respective independent review reports. The 2012 interim report contains comparative statements for the same period in 2011.

See Part 6 “Documents Incorporated By Reference” of this prospectus for further details about the information that has been incorporated by reference into this prospectus.

2.	Selected financial information

The tables below set out summary financial information for the WPP Group for the periods indicated. The data below has been extracted, without material adjustment, from the WPP’s audited financial statements for the years ended 2009, 2010 and 2011 and its unaudited interim financial statements for the periods ended 30 June 2011 and 30 June 2012, in each case prepared in accordance with IFRS.

Summary Consolidated Income Statement

	Six months ended 30 June 2012 £m	Six months ended 30 June 2011 £m	Year ended 31 December 2011 £m	Year ended 31 December 2010 £m	Year ended 31 December 2009 £m
Billings	21,650.6	21,392.0	44,791.8	42,683.6	37,919.4

Revenue	4,971.6	4,713.0	10,021.8	9,331.0	8,684.3
Direct costs	(403.8)	(360.2)	(783.3)	(770.5)	(703.6)

Gross profit	4,567.8	4,352.8	9,238.5	8,560.5	7,980.7
Operating costs	(4,112.4)	(3,921.6)	(8,046.3)	(7,587.5)	(7,219.0)

Operating profit	455.4	431.2	1,192.2	973.0	761.7
Share of results of associates	28.0	24.5	66.1	55.2	57.0

Profit before interest and taxation	483.4	455.7	1,258.3	1,028.2	818.7
Finance income	42.9	44.9	97.3	81.7	150.4
Finance costs	(146.1)	(145.8)	(297.2)	(276.8)	(355.4)
Revaluation of financial instruments	(22.5)	(20.5)	(50.0)	18.2	48.9

Profit before taxation	357.7	334.3	1,008.4	851.3	662.6
Taxation	(50.9)	(71.5)	(91.9)	(190.3)	(155.7)

Profit for the period/year	306.8	262.8	916.5	661.0	506.9

Attributable to:
Equity holders of the parent	277.8	230.7	840.1	586.0	437.7
Minority interests	29.0	32.1	76.4	75.0	69.2

Profit for the period/year	306.8	262.8	916.5	661.0	506.9

Headline PBIT[1,3]	570.0	517.9	1,429.0	1,228.7	1,017.2
Headline PBIT margin	11.5%	11.0%	14.3%	13.2%	11.7%
Headline PBT[2,3]	466.8	417.0	1,229.1	1,033.6	812.2

Earnings per share:
Basic earnings per ordinary share	22.3p	18.5p	67.6p	47.5p	35.9p
Diluted earnings per ordinary share	21.6p	18.1p	64.5p	45.9p	35.3p

1

Headline PBIT means profit before finance income/costs and revaluation of financial instruments, taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets and share of exceptional gains/losses of associates.

2

Headline PBT means profit before taxation, investment gains and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, share of exceptional gains of associates and revaluation of financial instruments.

3	The calculation of Headline PBIT and Headline PBT is set out in note 31 of WPP’s 2011 consolidated financial statements.

Summary Consolidated Balance Sheet

	30 June 2012 £m	30 June 2011 £m	31 December 2011 £m	31 December 2010 £m	31 December 2009 £m

Non-current assets	13,338.8	13,349.2	13,406.2	13,087.6	12,756.2
Current assets	10,376.7	11,243.3	11,288.7	11,257.5	9,595.3
Current liabilities	(10,729.6)	(11,649.4)	(11,797.3)	(12,074.8)	(10,566.3)
Net current liabilities	(352.9)	(406.1)	(508.6)	(817.3)	(971.0)
Total assets less current liabilities	12,985.9	12,943.1	12,897.6	12,270.3	11,785.2
Non-current liabilities	(5,929.2)	(6,034.1)	(6,003.3)	(5,622.4)	(5,709.5)

Net assets	7,056.7	6,909.0	6,894.3	6,647.9	6,075.7

Equity
Equity share owners’ funds	6,820.9	6,694.3	6,663.3	6,446.6	5,894.0
Minority interests	235.8	214.7	231.0	201.3	181.7

Total equity	7,056.7	6,909.0	6,894.3	6,647.9	6,075.7

PART 4

OPERATING AND FINANCIAL REVIEW

The following review of the WPP Group’s financial condition and operating results should be read in conjunction with the financial information incorporated by reference in this document, in accordance with Part 6 – “Documents Incorporated by Reference”, and the other financial information included elsewhere in this document. This review contains forward looking statements based on current expectations and assumptions about the WPP Group’s future business. The WPP Group’s actual results could differ materially from those contained in the forward looking statements as a result of a number of factors including, but not limited to, the risk factors set out in the section headed “Risk Factors” and the factors stated in the paragraph entitled “Forward looking statements” in the section of this document headed “Presentation of Information”.

1.	Introduction

Certain Non-GAAP measures included in this operating and financial review have been derived from amounts calculated in accordance with IFRS but are not themselves IFRS measures. They should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather they should be read in conjunction with the equivalent IFRS measure. These include constant currency, pro-forma (‘like-for-like’), headline PBIT (Profit Before Interest and Taxation), headline PBIT margin, headline PBIT margin on gross profit, headline PBT (Profit Before Taxation), headline EBITDA, billings, estimated net new billings, free cash flow, and net and average net debt, which are defined, their use explained and reconciled to the nearest IFRS measure in paragraph 5 below.

2.	Operating results

2.1	Overview

The WPP Group is the world’s most comprehensive marketing communications groups. It operates through a large number of established national, multinational and global advertising and marketing services companies. The WPP Group offers services in four reporting segments:

•	Advertising and Media Investment Management;

•	Consumer Insight;

•	Public Relations & Public Affairs; and

•	Branding & Identity, Healthcare and Specialist Communications.

In 2011, 41% of the WPP Group’s consolidated revenues were derived from Advertising and Media Investment Management, with the balance of 59% being derived from the remaining three segments.

The following objectives represent the WPP Group’s key performance indicators:

(a)

To continue to raise operating margins to the levels of the best-performing competition. In 2011, the WPP Group achieved headline PBIT margin of 14.3%, equal to their historic pro-forma high. The WPP Group continues to believe a headline PBIT margin of 18.3% is a demanding but realistic objective, given that their best-performing companies in each services sector have already demonstrated they can perform at a combined Group margin of 17%. It may well be that headline PBIT margin on gross profit is a more accurate competitive comparison and the WPP Group has achieved 15.5% in 2011, significantly up on 2010 and at the top levels of industry performance.

(b)

To continue to increase flexibility in the cost structure by increasing the WPP Group’s percentage of variable staff costs. In 2011, flexible staff costs (including incentives, freelance and consultants) were maintained close to historic highs of around 7% of revenues and continue to position the WPP Group well, if current market conditions change.

(c)

To improve total share owner return by maximising the return on investment on the WPP Group’s free cash flow across the alternatives of capital expenditure, mergers and acquisitions, and dividends or share buy-backs.

(d)

To continue to enhance the value added by the parent company and build unique integrated marketing approaches for clients. WPP is not just a holding company focused on planning, budgeting, reporting and financial issues, but a parent company that can add value to clients and the WPP Group staff in the areas of human resources, property, procurement, information technology and practice development including sustainability. This does not mean that the WPP Group is seeking to diminish the strength of their operating brands, but rather to learn from one another. The objective is to maximise the added value for clients in their businesses and the WPP Group staff in their careers.

(e)

To continue to place greater emphasis on revenue growth through the WPP Group’s practice development activities, aimed at helping position the WPP Group’s portfolio in the faster-growing functional and geographic areas.

(f)

To improve further the quality of the WPP Group’s creative output by increasing training and development programmes, by recruiting external talent, by celebrating and rewarding outstanding creative success both tangibly and intangibly, by acquiring strong creative companies, and by encouraging, monitoring and promoting the WPP Group’s companies’ achievements in winning creative awards.

2.2	Review of WPP Group’s interim results for the six months ended 30 June 2012

Revenues

Billings were up 1.2% at £21.651 billion. Estimated net new business billings of £2.475 billion ($3.960 billion) were won in the first half of the year, more than double that in the first half of last year. The WPP Group continues to benefit from consolidation trends in the industry, winning assignments from existing and new clients including several very large industry-leading advertising, digital and media assignments, the full benefit of which will be seen in the WPP Group revenues later in 2012 and in 2013.

Reportable revenue was up 5.5% at £4.972 billion. Revenue on a constant currency basis was up 6.8% compared with last year, chiefly reflecting the strength of the pound sterling against the euro and against certain BRIC and Next 11 currencies, partly offset by the weakness of the pound sterling against the US dollar.

On a like-for-like basis, which excludes the impact of acquisitions and currency, revenues were up 3.6% in the first half, with gross profit up 3.3%. In the second quarter, like-for-like revenues were up 3.2%, less than the first quarter 4.0%, with gross profit up 2.6%, following 4.0% in the first quarter. Data continues to reflect increased advertising and promotional spending – with the former tending to grow faster than the latter, which from the WPP Group’s point of view is more positive – across most of the WPP Group’s major geographic and functional sectors. Quarter two saw a continuation of the strength of advertising spending in fast moving consumer goods, especially.

Nonetheless, clients understandably continue to demand increased effectiveness and efficiency, i.e. better value for money.

Operating profitability

Headline EBITDA was up 10.0% to £682 million and up 13.0% in constant currencies. Headline PBIT was up 10.1% to £570 million from £518 million and up 13.5% in constant currencies, now well over half a billion pounds sterling.

Headline PBIT margin was up 0.5 margin points to 11.5% compared to 11.0% in the first half of last year, in line with the WPP Group’s full year margin target of a 0.5 margin point improvement. On a like-for-like basis, headline PBIT margins were up 0.7 margin points. Headline PBIT margin on gross profit was up 0.6 margin points to 12.5%.

Given the significance of consumer insight revenues to the WPP Group, gross profit margins are probably a more meaningful measure of competitive margin performance.

Headline PBIT margins, before all incentives (£127.4 million and £139.3 million in the first half of 2012 and 2011, respectively; comprised of short and long-term incentives and the cost of share-based incentives), were 14.0%, up 0.1 margin points, compared with 13.9% last year. The WPP Group’s staff cost to revenue ratio, including incentives, increased by 0.4 margin points to 61.1% compared with 60.7% in the first half of 2011. This reflected the impact of increasing staff numbers in the second half of 2011 and increasing investment, mostly in existing talent, particularly in the faster growing geographic and functional markets, as like-for-like revenues and gross profit continued to increase significantly.

On the same basis, the WPP Group’s staff cost to revenue ratio, excluding all incentives, increased by 0.9 margin points to 58.6% from 57.7%.

Operating costs

During 2011, the WPP Group continued to benefit from containing operating costs, with improvements across most categories, particularly direct, property, commercial and office costs.

In the first half of 2012, reported operating costs rose by 4.9% and by 5.8% in constant currency, compared with reported revenue growth of 5.5% and constant currency growth of 6.8%. Reported staff costs excluding all incentives rose by 7.0% and by 8.0% in constant currency. Incentive costs amounted to £127.4 million or 19.0% of headline PBIT before all incentives and income from associates, compared to £139.3 million or 22.0%, last year, a decrease of £11.9 million or 8.5%.

On a like-for-like basis, the average number of people in the WPP Group, excluding associates, was 113,311 in the first half of the year, compared to 110,365 in the same period last year, an increase of 2.7%. On the same basis, the total number of people in the WPP Group, excluding associates, at 30 June 2012 was 113,761 compared to 111,960 at 30 June 2011, an increase of 1,801 or 1.6%, reflecting careful control of headcount increases. On the same basis, revenues increased 3.6% and gross profit 3.3%.

Interest and taxes

Net finance costs (excluding the revaluation of financial instruments) were up slightly at £103.2 million compared to £100.9 million in 2011, an increase of £2.3 million, reflecting higher long-term funding costs and higher levels of average net debt.

The effective tax rate on reported profit before taxation was 14.2% (2011 21.4%). The difference is primarily due to the net deferred tax credit in relation to the amortisation of acquired intangible assets and other goodwill items.

Earnings and dividend

Headline profit before tax was up 11.9% to £467 million from £417 million, or up 17.1% in constant currencies. Reported profit before tax rose by 7.0% to £358 million from £334 million, principally reflecting lower remeasurement gains on step-ups in associates than in 2011. In 2011, profit before tax rose by 37%, to £334 million, partly driven by gains on re-measurement. In constant currencies, reported profit before tax, for the first half of 2012, rose by 13.4%.

Profits attributable to share owners rose by 20.4% to £278 million from £231 million.

In line with the statement made in the WPP Group’s 2010 Preliminary Results, announcing the objective to raise the dividend pay-out ratio, from around a third to 40%, the directors declared an increase of 18% in the first interim dividend to 8.80p per share. The record date for this first interim dividend was 12 October 2012, payable on 12 November 2012.

Regional review

The pattern of revenue growth differed regionally. The tables below give details of revenue and revenue growth, as well as the proportion of WPP Group revenues by region for the second quarter and first half of 2012.

	Three months ended 30 June 2012	Reported revenue growth three months ended 30 June 2012	Constant currency revenue growth three months ended 30 June 2012	Like-for-like revenue growth three months ended 30 June 2012	As a % of total Group three months ended 30 June 2012	Three months ended 30 June 2011	As a % of total Group three months ended 30 June 2011
	£ m					£ m
North America	884	5.5%	2.9%	-0.6%	34.3%	838	33.7%
United Kingdom	307	6.1%	6.1%	3.5%	11.9%	289	11.6%
Western Continental Europe	624	-3.0%	5.3%	0.8%	24.2%	643	25.8%
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	765	6.2%	11.1%	9.8%	29.6%	720	28.9%

TOTAL GROUP	2,580	3.6%	6.2%	3.2%	100.0%	2,490	100.0%

	Six months ended 30 June 2012	Reported revenue growth six months ended 30 June 2012	Constant currency revenue growth six months ended 30 June 2012	Like-for-like revenue growth six months ended 30 June 2012	As a % of total Group six months ended 30 June 2012	Six months ended 30 June 2011	As a % of total Group six months ended 30 June 2011
	£ m					£ m
North America	1,748	6.2%	3.9%	0.4%	35.1%	1,645	34.9%
United Kingdom	591	5.6%	5.6%	3.0%	11.9%	560	11.9%
Western Continental Europe	1,187	1.0%	6.6%	1.6%	23.9%	1,175	24.9%
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	1,446	8.5%	11.1%	9.7%	29.1%	1,333	28.3%

TOTAL GROUP	4,972	5.5%	6.8%	3.6%	100.0%	4,713	100.0%

North America revenue growth slowed in the second quarter, following reduced client spending in parts of the healthcare business, custom research, the WPP Group’s call centre operation and public affairs businesses in Washington, in advance of the US General Election.

However, United Kingdom revenue growth improved over the first quarter and continued to show strong growth, with constant currency revenues up over 6% in the second quarter and up 3.5% like-for-like. The WPP Group’s media investment management businesses, the Ogilvy Group and Hogarth, showed particularly strong growth.

Western Continental Europe revenue growth, as with the USA, slowed in the second quarter, with constant currency revenues up 5.3% and up 0.8% like-for-like. Germany, Italy and Switzerland showed high single digit growth in the second quarter, but Spain, Portugal, France, Greece, Ireland, the Netherlands, Denmark and Finland remained slower.

Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe remained the strongest region with constant currency revenues up 11.1% in the second quarter and up 9.8% like-for-like, slightly ahead of the first quarter like-for-like growth of 9.5%. This double digit growth was driven principally by Latin America and the BRICs and Next 11 parts of Asia Pacific and the CIVETS and the MIST. Africa showed a sharp improvement in the second quarter, with like-for-like revenues up over 17%, with particularly strong growth in South Africa, Kenya, Nigeria and Egypt.

As in the first quarter, Latin America showed the strongest growth of all of the WPP Group’s sub-regions in the second quarter, with like-for-like revenues up well over 13%. Growth in the BRICs was up almost 14% on a like-for-like basis in the second quarter, with Next 11 and CIVETS up well over 11% and up almost 13% respectively on the same basis. In Central & Eastern Europe, revenues were up over 4% like-for-like in the second quarter, slightly below the first quarter, with double digit growth in Russia, Romania, the Slovak Republic and Kazakhstan, but with Poland, Hungary, the Ukraine and Czech Republic slower.

In the first half of 2012, over 29% of the WPP Group’s revenues came from Asia Pacific, Latin America, Africa and the Middle East and Central & Eastern Europe, an increase of almost 1.0 percentage point compared with the first half of last year and against the WPP Group’s strategic objective of 35-40% in the next three to four years.

Business sector review

The pattern of revenue growth also varied by communications services sector and operating brand. The tables below give details of revenue and revenue growth by communications services sector, as well as the proportion of WPP Group revenues for the second quarter and first half of 2012.

	Three months ended 30 June 2012	Reported revenue growth three months ended 30 June 2012	Constant currency revenue growth three months ended 30 June 2012	Like-for-like revenue growth three months ended 30 June 2012	As a % of total Group three months ended 30 June 2012	Three months ended 30 June 2011	As a % of total Group three months ended 30 June 2011
	£ m					£ m
Advertising and Media Investment Management	1,071	4.1%	7.0%	5.9%	41.5%	1,028	41.3%
Consumer Insight	622	-0.4%	3.1%	0.8%	24.1%	625	25.1%
Public Relations and Public Affairs	234	5.6%	5.8%	0.3%	9.1%	221	8.9%
Branding & Identity, Healthcare and Specialist Communications	653	6.0%	8.3%	2.2%	25.3%	616	24.7%

TOTAL GROUP	2,580	3.6%	6.2%	3.2%	100.0%	2,490	100.0%

	Six months ended 30 June 2012	Reported revenue growth six months ended 30 June 2012	Constant currency revenue growth six months ended 30 June 2012	Like-for-like revenue growth six months ended 30 June 2012	As a % of total Group six months ended 30 June 2012	Six months ended 30 June 2011	As a % of total Group six months ended 30 June 2011
	£ m					£ m
Advertising and Media Investment Management	2,044	6.1%	7.6%	6.1%	41.1%	1,927	40.9%
Consumer Insight	1,191	1.2%	3.2%	1.0%	24.0%	1,177	25.0%
Public Relations and Public Affairs	459	6.8%	6.3%	1.0%	9.2%	430	9.1%
Branding & Identity, Healthcare and Specialist Communications	1,278	8.3%	9.1%	3.0%	25.7%	1,179	25.0%

TOTAL GROUP	4,972	5.5%	6.8%	3.6%	100.0%	4,713	100.0%

Advertising and Media Investment Management

As in the first quarter, advertising and media investment management remains the strongest performing sector. In the second quarter reported revenues grew by 4.1%. Constant currency revenues grew by 7.0%, compared with 8.4% in the first quarter, with like-for-like growth of 5.9%, very similar to the first quarter like-for-like growth of 6.2%. Growth in the WPP Group’s advertising businesses was slightly stronger than the first quarter, with media investment management slightly weaker, although even then like-for-like growth was up strongly at almost 12%. Of the WPP Group’s advertising networks, as in the latter part of 2011 and the first quarter of 2012, Ogilvy & Mather Advertising continued the strong start to the year with double digit growth in North America and Latin America, following several major new business successes towards the end of 2011. Growth in the WPP Group’s media investment management businesses was consistently strong throughout 2011 and this has continued into the first half of 2012, with constant currency revenues up over 14% for the first half and like-for-like growth up over 12%.

The WPP Group gained a total of £2.475 billion ($3.960 billion) in net new business wins (including all losses and excluding retentions) in the first half, compared to £1.201 billion ($1.922 billion) in the same period last year. Of this, Ogilvy & Mather Worldwide, JWT, Y&R, Grey and United generated net new business billings of £593 million ($949 million). Also, out of the Group total, GroupM, the WPP Group’s media investment management company, which includes Mindshare, MEC, MediaCom, Maxus, GroupM Search and Xaxis, together with tenthavenue, generated net new business billings of £1.502 billion ($2.403 billion).

Headline PBIT margins grew strongly, increasing by 1.6 margin points to 13.9% in the first half, as revenue and cost growth continued to be well balanced.

Consumer Insight

On a reported basis consumer insight revenues reduced by 0.4% in the second quarter, on a constant currency basis, revenues grew 3.1% in the second quarter, very similar to the first quarter, with like-for-like revenues up 0.8% compared with 1.3% in the first quarter. Like-for-like revenues in the faster growing markets of Asia Pacific, Latin America, Africa and the Middle East were up strongly and ahead of the first quarter, but the USA, the UK and Western Continental Europe softened in the second quarter, but less so than indicated by competitors’ comparative data. In the US, the custom research business in TNS and Millward Brown, together with Added Value and the call centre operation were the most affected. Headline PBIT margins slipped 0.5 margin points to 7.0%, partly due to client pricing pressure and additional re-structuring severance in the USA, the UK and Western Continental Europe and significant technology investments.

Public Relations & Public Affairs

Reported public relations and public affairs revenues grew by 5.6% in the second quarter. In constant currencies the sector’s revenues were up 5.8% in the second quarter, with like-for-like up 0.3%. These compare to 6.8% and 1.9% respectively in the first quarter. The USA, the UK and Asia Pacific grew less strongly in the second quarter, with the public affairs businesses in Washington and Penn Schoen Berland, the USA polling business in Burson-Marsteller, particularly affected. Cohn & Wolfe continued the strong growth seen in the first quarter, with Hering Schuppener, one of the WPP Group’s specialist PR businesses in Germany, also improving. Headline PBIT margins fell 2.0 margin points to 13.5%, with most businesses, except Cohn & Wolfe, showing lower margins.

Branding & Identity, Healthcare and Specialist Communications

At the WPP Group’s branding & identity, healthcare and specialist communications businesses (including direct, digital and interactive) reported revenues grew by 6.0% in the second quarter, constant currency revenues grew strongly at 8.3%, with like-for-like growth of 2.2%. This compares to like-for-like growth of 3.8% in the first quarter as the WPP Group’s branding & identity businesses in the UK, healthcare and direct, digital and interactive in Western Continental Europe saw slower growth. The WPP Group’s specialist communications businesses continued to perform strongly in the second quarter. Headline PBIT margins improved 0.3 margin points to 11.0% in the first half.

Cash Flow and Balance Sheet

In the first half of 2012, operating profit was £455 million, depreciation, amortisation and impairment £194 million, non-cash share-based incentive charges £44 million, net interest paid £107 million, tax paid £143 million, capital expenditure £116 million and other net cash inflows £48 million. Free cash flow available for working capital requirements, debt repayment, acquisitions, share re-purchases and dividends was, therefore, £375 million.

This free cash flow was absorbed partly by £140 million in net cash acquisition payments and investments (of which £50 million was for earn out payments and loan note redemptions with the balance of £90 million for investments and new acquisition payments net of disposal proceeds) and £66 million in share repurchases, a total outflow of £206 million. This resulted in a net cash inflow of £169 million, before any changes in working capital.

In line with the WPP Group’s strategic focus on new markets, new media and consumer insight, the WPP Group completed 40 transactions in the first half; 20 acquisitions and investments were in new markets (of which 14 were in new media), 13 in consumer insight, including data analytics and the application of technology, with the balance of 7 driven by individual client or agency needs.

Specifically, in the first six months of 2012, acquisitions and increased equity stakes have been completed in Advertising and Media Investment Management in the United States, the Netherlands, the Slovak Republic, Israel, Jordan, China and Vietnam; in Consumer Insight in the United States, Germany, UAE, China and Pakistan; in Public Relations and Public Affairs in the United States, the United Kingdom, Finland, Russia and Australia; in Direct, digital and interactive in the United States, the United Kingdom, Germany, Hungary, Russia, South Africa, Turkey, Australia, China, Indonesia, Pakistan and Singapore; and in Healthcare in Hong Kong.

In May 2012, Salesforce.com announced the acquisition of Buddy Media Inc., yielding a gross gain of over $50 million on the WPP Group’s equity stake. $36 million was received on 23 August 2012 and another $18 million was received on 12 September 2012 upon the sale of salesforce.com shares. These proceeds will be included as a gain in the accounts for the second half. Additionally, approximately 10% of the gross proceeds of the transaction were deposited in escrow at closing and are expected to be released in August 2013. The acquisition of the leading digital agency AKQA was completed on 26 July and will be included in the results for the second half from 1 August. The WPP Group now has four of Forrester’s seven digital leaders. No other group has more than one.

Average net debt in the first six months of 2012 was £2.898 billion, compared to £2.591 billion in 2011, at 2012 exchange rates. This represents an increase of £307 million, but continues to reflect the improvements in working capital since the beginning of the year of over £200 million. At 31 December 2011, net debt was £577 million more than 31 December 2010; at 31 March 2012 net debt was £416 million more than 31 March 2011; after the first four months it was £364 million more than the comparative period last year and reduced further to £307 million by 30 June. On 30 June 2012 net debt was £2.861 billion, against £2.879 billion on 30 June 2011, a decrease of £18 million and £12 million in constant currencies.

The WPP Directors continue to examine the allocation of the WPP Group’s substantial free cash flow (of almost £1.1 billion, for the previous twelve months), to enhance share owner value.

Following the strong first-half results, the WPP Directors raised the dividend by 18%. During the first six months of 2012, 7.995 million shares, or 0.6% of the issued share capital, were purchased at a cost of £66.2 million and an average price of £8.28 per share.

2.3	Review of WPP Group’s results for the year ended 31 December 2011

2011, WPP’s twenty-sixth year as a multinational communications services organisation, was a record year in almost all respects. Revenue, profit before tax and earnings per share all reached new highs. Yet, as pleasing as these financial results were, perhaps WPP’s most satisfying achievement in 2011 was the first ever award of a Cannes Lion to a holding company, in recognition of WPP’s collective creative excellence. 2011 demonstrated once again that outstanding creativity and financial success go hand in hand.

This record performance was achieved in difficult circumstances, particularly in the second half of the year, when the Eurozone crisis triggered uncertainty amongst consumers and corporates across the globe, resulting in a slowdown of economic activity in most geographic regions and functional sectors. Total share owner return was enhanced by a 38% increase in dividends to 24.6p, a record level, and included a 45% increase in the second interim dividend to 17.14p, moving more rapidly towards WPP’s new dividend pay-out ratio target of 40%.

Billings were up almost 5% to £44.8 billion. Revenues were up over 7% to £10.0 billion, the first time the WPP Group has exceeded £10 billion. Revenues exceeded those of any of WPP’s competitors for the fourth consecutive year and by an increasing amount.

Reported profit before interest and tax rose over 22% to £1.258 billion from £1.028 billion. Headline PBIT was up over 16% to £1.429 billion against £1.229 billion in 2010. Headline PBIT margin was 14.3% in 2011 against 13.2% last year, well ahead of target and equal to the pro-forma high pre-Lehman. The headline PBIT margin on gross profit was 15.5%, up 1.1 margin points on 2010.

Headline EBITDA increased by 14% to £1.640 billion. Headline PBT was up almost 19% to £1.229 billion and reported profit before tax was up over 18% to £1.008 billion, above £1 billion for the first time. Diluted earnings per share were up over 40% to 64.5p.

Free cash flow strengthened to £1.013 billion in the year, over £1 billion for the first time. Net debt averaged £2.8 billion in 2011, down £0.2 billion at 2011 exchange rates, and net debt at 31 December 2011 was £2.5 billion, £0.6 billion higher than 2010, reflecting stronger acquisition and share buy-back activity in the latter half of the year.

Estimated net new business billings of £3.2 billion ($5.2 billion) were won in 2011, up over 7% on 2010.

Segment performance

Performance of the WPP Group’s businesses is reviewed by management based on headline PBIT. A table showing these amounts by sector and geographical area for each of the three years ended 31 December 2011, 2010 and 2009 is presented in note 2 to WPP’s 2011 consolidated financial statements. To supplement the reportable currency segment information presented in note 2 to WPP’s 2011 consolidated financial statements, the tables below give details of revenue growth by geographical area and sector on a reported, constant currency, and like-for-like basis.

Geographical area

	Reported revenue		Constant currency revenue		Like-for-like revenue
	growth %+/(-)		growth %+/(-)		growth %+/(-)
	2011	2010	2011	2010	2011	2010
North America	2.7	9.6	6.3	7.7	2.9	7.6
United Kingdom	8.8	5.7	8.8	5.7	6.7	5.9
Western Continental Europe[1]	7.7	(0.1)	6.3	2.7	2.2	1.9
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	12.5	13.0	12.6	5.6	10.5	5.6

Total Group	7.4	7.4	8.4	5.6	5.3	5.3

1	Western Continental Europe includes Ireland.

North America continued to show good growth throughout the year, with constant currency revenues up 6.3%. The UK, against market trends, showed even stronger growth, with constant currency revenues up almost 9% and gross profit even stronger up almost 11%, accelerating in the second half. Western Continental Europe, although relatively more difficult, grew constant currency revenues by over 6%, partially reflecting acquisition activity. Austria, Germany, Switzerland and Turkey all showed strong like-for-like growth for the year, but France and especially Greece, Portugal and Spain remained affected by the Eurozone debt crisis.

In Asia Pacific, Latin America, Africa and the Middle East and Central & Eastern Europe, revenue growth was strongest, up well over 12%, principally driven by Latin America and the BRICs (Brazil, Russia, India and China), the Next 11 (Bangladesh, Egypt, Indonesia, Mexico, Nigeria, Pakistan, the Philippines, South Korea, Turkey and Vietnam (the Group has no operations in Iran)), parts of Asia Pacific, the CIVETS (Colombia, Indonesia, Vietnam, Egypt, Turkey and South Africa) and the MIST (Mexico, Indonesia, South Korea and Turkey). Like-for-like growth was up well over 10%. Latin America showed the strongest growth of all of the WPP Group’s sub-regions in the year, with constant currency revenues up over 14% and up over 18% like-for-like. The Middle East remained the most challenged sub-region. In Central & Eastern Europe, constant currency revenues were up over 6% and up almost 6% like-for-like, with strong growth in Russia, Ukraine, Kazakhstan, Poland and Romania, but Hungary and the Czech Republic were more challenging. Growth in the BRICs, which account for almost $2 billion of revenue, was over 17%, on a like-for-like basis, with Next 11 and CIVETS up 13% and well over 9% respectively on the same basis. The MIST was up almost 14%.

In 2011, over 29% of the WPP Group’s revenues came from Asia Pacific, Latin America, Africa and the Middle East and Central & Eastern Europe – over one percentage point more compared with the previous year and against the WPP Group’s strategic objective of 35-40% over the next three to four years. Markets outside North America now account for over 66% of the WPP Group’s revenues, up from 62% five years ago.

Sector	Reported revenue growth %+/(-)		Constant currency revenue growth %+/(-)		Like-for-like revenue growth %+/(-)
	2011	2010	2011	2010	2011	2010
Advertising and Media Investment Management	11.4	9.1	12.2	7.0	7.4	7.1
Consumer Insight	1.1	5.8	1.7	4.4	0.8	3.9
Public Relations & Public Affairs	4.8	6.1	6.2	4.3	4.6	3.7
Branding & Identity, Healthcare and Specialist Communications	8.5	7.0	10.1	5.0	6.9	4.5

Total Group	7.4	7.4	8.4	5.6	5.3	5.3

In constant currencies, Advertising and Media Investment Management revenues grew by 12.2%, with like-for-like growth of 7.4%. Of the WPP Group’s advertising networks, Ogilvy & Mather, Grey and United finished the year strongly, with particularly strong growth in the UK, Latin America and Africa.

Growth in the WPP Group’s Media Investment Management businesses was very consistent throughout the year, with constant currency revenues up almost 19% for the year and like-for-like growth up almost 13%. tenthavenue, the ‘engagement’ network focused on out-of-home media, was established towards the end of 2010 and in 2011 showed strong revenue growth, with like-for-like revenues up over 14%. The strong revenue growth across most of the WPP Group’s businesses, together with good cost control, resulted in the combined headline PBIT margin of this sector improving by 0.8 margin points to 16.1%.

In 2011, Ogilvy & Mather Advertising, JWT, Y&R, Grey and United generated estimated net new billings of £909 million ($1.455 billion). GroupM (the Group’s Media Investment Management arm, which includes Mindshare, MEC, MediaCom, Maxus, GroupM Search and Xaxis), together with tenthavenue, generated net new business billings of £1.587 billion ($2.539 billion).

Consumer Insight revenues grew 1.7% on a constant currency basis, with gross profit up 2.2% on the same basis. On a like-for-like basis revenues were up 0.8% with gross profit growth stronger at 1.9% on the same basis. Headline PBIT margins improved 0.8 margin points to 10.5%, while headline PBIT margin on gross profit improved 1.1 margin points to 14.3% – reflecting the benefit of continued cost focus. As a result, headline PBIT was up over 10% to £259 million.

The WPP Group’s Public Relations & Public Affairs businesses had another good year with full-year growth in constant currencies of 6.2%, with like-for-like revenues up 4.6%. Headline PBIT margins rose by 0.3 margin points to 16.1%.

At the WPP Group’s Branding & Identity, Healthcare and Specialist Communications businesses (including direct, digital and interactive), constant currency revenues grew strongly at 10.1% with like-for-like growth of 6.9%. Like-for-like revenue growth slipped slightly in quarter four but remained above 6%. The WPP Group’s global direct, digital and interactive agencies showed continuing strong growth, with like-for-like revenues up well over 7% for the year. This sector showed strong margin improvement, with headline PBIT margins up 1.9 margin points to 14.3%. Over 30% of the WPP Group’s 2011 revenues came from direct, digital and interactive, up over one percentage point from the previous year.

Marketing services comprised almost 60% of the WPP Group’s revenues in 2011, a similar proportion to 2010. The WPP Group is no longer just an advertising agency, it really is a communications services company.

2011 compared with 2010

Revenues

Reported revenues were up 7.4% in 2011 to £10,021.8 million from £9,331.0 million in 2010. The WPP Group’s reported revenue growth for the year of over 7% reflected the strength of sterling, primarily against the US dollar. On a constant currency basis, which excludes the impact of currency movements, revenues were up over 8%. On a like-for-like basis, excluding the impact of acquisitions and currency, revenues were up 5.3%, with gross profit up 5.9%. In the fourth quarter, like-for-like revenues were up 4.5%, down slightly on the third quarter, primarily due to stronger comparatives.

Despite the slowdown in economic activity resulting from the uncertainty triggered by the Eurozone crisis, advertising and marketing services expenditures continued to rise and there seem to have been some significant changes, particularly in corporate behaviour, to explain why. In 2009, post-Lehman, all bets were off. Consumers and corporates were focused almost totally on rapidly reducing costs and de-leveraging. In 2010 and 2011, however, the situation seemed to change. The financial world did not come to an end as some had predicted. Western-based multinational companies, which today are reputed to be sitting on as much as $2 trillion net cash with relatively un-leveraged balance sheets, were still fearful of making mistakes but prepared to invest in capacity and behind brands in fast-growing markets. At the same time, they were also prepared to invest in brands to maintain or increase market share even in slow-growth Western markets, such as the US and Western Europe. This approach has the virtue of not increasing fixed costs, although the WPP Group, being in the communications services business, naturally regards brand spending as a fixed investment and not a discretionary cost.

On a combined basis, over the last two years, there has been a sequential improvement in like-for-like quarterly revenue growth, with 6.7% for the first quarter, 10.3% for the second, 12.2% for the third and 13.1% for the fourth. This two-year combined, sequential, quarterly growth continues to reflect increased client advertising and promotional spending – with the former tending to grow faster than the latter, which from the WPP Group’s point of view is more positive – across most of the WPP Group’s major geographic markets and functional sectors despite tougher comparatives. Nonetheless, clients understandably continue to demand increased effectiveness and efficiency, i.e. better value for money.

Operating costs

Operating costs increased by 6.0% in 2011 to £8,046.3 million from £7,587.5 million in 2010 on a reported basis and by 7.1% on a constant currency basis. During 2011, the WPP Group continued to reap the benefits of containing operating costs, with improvements across most cost categories, particularly direct, property, commercial and office costs.

On a like-for-like basis the average number of people in the WPP Group increased by 4.6% in 2011. On the same basis, the number of people in the WPP Group at 31 December 2011 was 4.3% higher than at the end of 2010. Also on a like-for-like basis, revenues increased by 5.3% and gross profit 5.9%.

Reported staff costs, excluding incentives, rose by 8.6% and by 9.6% in constant currency. Incentive payments amounted to £338 million (or over $500 million) which was almost 20% of headline PBIT before incentives and income from associates and represented close to maximum achievement of agreed performance targets. The WPP Group’s reported staff cost to revenue ratio, including incentives, increased by 0.3 margin points to 58.6% compared with 58.3% in 2010. Following intentional containment in 2009 and 2010, post-Lehman, the WPP Group continued to increase its investment in human capital in 2011, particularly in the faster-growing geographic and functional markets as like-for-like revenues and gross profit increased significantly. However, the WPP Group’s more representative staff costs to gross profit ratio remained flat at 63.6% compared with the prior year, as gross profit grew faster than revenues.

In 2011, the ratio of variable staff costs (incentives, freelance and consultants costs) to total staff costs was 12.2%, compared with 13.4% in 2010. As a proportion of revenue, variable staff costs were 7.2% in 2011 compared with 7.8% in 2010.

In 2011, the WPP Group was able to reduce its core property portfolio. Although square footage rose by 1.7% from 22.8 million sq ft to 23.2 million sq ft at the end of the year, this increase was less than the 3.1% of revenue growth attributable to acquisitions and considerably less than constant currency revenue growth of 8.4%, meaning the WPP Group’s core portfolio (excluding the impact of acquisitions) reduced. As a result of this improvement in space utilisation, the establishment cost-to-revenue ratio in 2011 dropped to 6.7% (in spite of a 3% increase in cost per square foot) from 7.1% in 2010.

Operating profit

As a result of the above, reported PBIT rose over 22% to £1.258 billion from £1.028 billion, up over 23% in constant currencies. Headline PBIT rose over 16% to £1.429 billion from £1.229 billion, up over 17% in constant currencies.

Finance income, finance costs and revaluation of financial instruments

Finance income increased to £97.3 million in 2011 from £81.7 million in 2010. Finance costs increased to £297.2 million in 2011 from £276.8 million in 2010. Therefore, net finance costs were £199.9 million, up from £195.1 million last year, reflecting lower average net debt, offset by higher funding costs. Revaluation of financial instruments resulted in a charge of £50.0 million in 2011 and income of £18.2 million in 2010. The 2011 charge is predominantly attributable to revaluation of put options over non-controlling interests.

Taxes

WPP’s effective tax rate on reported profit before tax in 2011 was 9.1%, compared to 22.4% in 2010. The difference was primarily due to the release of prior year corporate tax provisions following the resolution of a number of open tax matters, together with deferred tax credits in relation to amortisation of acquired intangible assets.

Profit for the year

Profit for the year increased by 38.7% to £916.5 million in 2011 from £661.0 million in 2010 on a reported basis and increased by 40.2% in constant currency, reflecting higher profit margins and a lower effective tax rate. In 2011, £840.1 million of profit for the year was attributable to equity holders of the parent and £76.4 million attributable to non-controlling interests.

2010 compared with 2009

Revenues

Reported revenues of the WPP Group were up 7.4% in 2010 to £9,331.0 million from £8,684.3 million in 2009. The WPP Group’s reported revenue growth for the year of 7.4% reflected the comparative weakness of sterling against most currencies, other than the euro. On a constant currency basis, which excludes the impact of currency movements, revenues were up 5.6%. On a like-for-like basis, excluding the impact of acquisitions and currency, revenues were up 5.3%, reflecting sequential quarterly improvement throughout the year. Revenue grew by 8.5% in the final quarter, the fastest rate of like-for-like quarterly growth since the fourth quarter of 2000. The month of December saw the first monthly double-digit growth rate since January 2001.

Throughout 2010, the WPP Group saw continued sequential improvement in like-for-like quarterly revenue growth, with the final two quarters of the year at 7.5% and 8.5% respectively. This followed zero like-for-like growth in the first quarter and 4.7% in quarter two.

This significant turnaround was directionally in line with WPP’s earlier forecasts (WPP anticipated like-for-like growth in the second quarter of 2010 as early as the third quarter trading update of 2009), but was considerably more violent than anticipated. In 2009, WPP’s budgets were optimistically anticipating like-for-like growth of -2%. In fact WPP came in at -8%. In 2010, on the other hand, WPP proved too pessimistic, budgeting like-for-like growth of zero and coming in at over 5%.

Operating costs

Reported operating costs increased by 5.1% in 2010. Reported staff costs, excluding incentives, were up 3.2%. Incentive payments (including the cost of share-based compensation) increased 92.1% to £342 million from £178 million. On a reported basis, despite the almost doubling of incentive payments, the WPP Group’s staff cost-to-revenue ratio fell to 58.3% compared with 58.9% in 2009.

Together with the improved top-line growth, the WPP Group benefited in 2010 from the cost actions taken, particularly towards the end of 2009, to adjust headcount and staff costs. On a like-for-like basis, average headcount fell by over 4% in 2010, compared with 2009, although given the substantial increase in like-for-like revenues of 8.0% in the second half of 2010, WPP’s operating companies began to invest in more talent.

Revenue conversion post-incentives, that is incremental profit as a proportion of incremental revenue, was very strong in 2010 at 33%, as WPP’s operating companies benefited from the actions to reduce both staff costs and other operating costs in 2009 and during 2010.

Part of the WPP Group’s strategy is to continue to ensure that variable staff costs (incentives, freelance and consultants costs) are a significant proportion of total staff costs and revenue, as this provides flexibility to deal with volatility in revenues and recessions or slow-downs. In 2010, the ratio of variable staff costs to total staff costs increased significantly to 13.4%, compared with 9.7% in 2009. As a proportion of revenue, variable staff costs were 7.8% in 2010 compared with 5.7% in 2009. These represent the highest ratios in the last 10 years. The business is, therefore, even better protected against economic downturns.

Operating profit

Reported PBIT rose over 25% to £1.028 billion in 2010 from £819 million in 2009 as a result of the above and reflecting a lower charge for goodwill impairment and amortisation of intangibles, partly offset by higher investment write-downs.

Finance income, finance costs and revaluation of financial instruments

Finance income decreased to £81.7 million in 2010 from £150.4 million in 2009. Finance costs decreased to £276.8 million in 2010 from £355.4 million in 2009. Therefore, net finance costs were £195.1 million, down from £205.0 million in 2009, reflecting lower debt, partly offset by higher funding costs. Revaluation of financial instruments resulted in £18.2 million of income in 2010 and £48.9 million in 2009. The 2010 income is attributable to gains from movements in the fair value of treasury instruments.

Taxes

The Company’s effective tax rate on reported profit before tax in 2010 was 22.4%, a reduction of 1.1 percentage points from 2009, as a result of utilisation and recognition of losses and other temporary differences not previously recognised.

Profit for the year

Profit for the year increased by 30.4% to £661.0 million in 2010 from £506.9 million in 2009 on a reported basis and increased by 23.7% in constant currency, reflecting higher profit margins and lower effective tax rate. In 2010, £586.0 million of profit for the year was attributable to equity holders of the parent and £75.0 million attributable to non-controlling interests.

3.	Liquidity and capital resources

General – The primary sources of funds for the WPP Group are cash generated from operations and funds available under its credit facilities. The primary uses of cash funds in recent years have been for debt service and repayment, capital expenditures, acquisitions, share repurchases and cancellations and dividends. For a breakdown of WPP Group’s sources and uses of cash, see the “Consolidated Cash Flow Statements” included as part of WPP’s 2011 consolidated financial statements.

The WPP Group spent £633.8 million (excluding cash and cash equivalents acquired) and £295.9 million on acquisitions and investments in 2011 and 2010, respectively, including payments on loan note redemptions and earnout consideration resulting from acquisitions in prior years. For the same periods, cash spent on purchases of property, plant and equipment and other intangible assets was £253.2 million and £217.5 million, respectively, cash spent on share repurchases and buy-backs was £182.2 million and £46.4 million, respectively, and dividends paid were £218.4 million and £200.4 million respectively.

There are broadly three alternative uses of funds:

•

Capital expenditure, which usually approximates the depreciation cost. Pressure here has eased as technology pricing has fallen, although WPP has increased investment in its digital and technology-based service offering, in line with strategic goals. WPP has also invested significantly more in real estate, following lease renewals, to secure greater efficiencies.

•

Mergers and acquisitions, which have historically taken the lion’s share of free cashflow. Here, the WPP Group has raised the hurdle rate on capital employed so that return on capital may be increased. There is a very significant pipeline of reasonably priced small and medium sized potential acquisitions, with the exception of Brazil and India and digital in the US, where prices seem to have got ahead of themselves because of pressure on competitors to catch up. This is clearly reflected in some of the operational and governance issues that are starting to surface elsewhere at competitors, particularly in fast growing markets like China.

The WPP Group’s acquisition focus in 2011 was again on the triple opportunities of faster-growing geographic markets, new media and consumer insight, including data analytics and the application of technology, totally consistent with the WPP Group’s strategic priorities in the areas of geography, new communication services and measurability. In 2011, the WPP Group spent £381 million on initial acquisition payments, net of cash acquired and disposal proceeds. Net acquisition spend is currently targeted at around £300 million per annum and the WPP Group will continue to seize opportunities in line with its strategy.

•

Dividends or share buy-backs. The WPP Group has increasingly come to the view, based on co-operative research with leading investment institutions, that, currently, the markets favour consistent increases in dividends and higher maintainable pay-out ratios, along with anti-dilutive buy-backs and, of course, sensibly-priced strategic acquisitions. The Board’s objective is to increase the dividend pay-out ratio to approximately 40% as soon as possible, compared to the 2010 ratio of 31%. The full year dividend in respect of 2011 was 24.60p per share, up 38% on 2010, and represented a dividend pay-out ratio of 36% on diluted headline earnings per share (excluding the exceptional tax credit). Following the first half results for 2012, the first interim dividend was increased to 8.80p per share, up 18% on the corresponding dividend for 2011, and giving a dividend pay-out ratio of 34%, reflecting the stronger weighting of the second interim dividend.

Share buy-backs will continue to be targeted to absorb any share dilution from scrip dividends, issues of options or restricted stock, although WPP does also have considerable free cashflow to take advantage of any anomalies in market values, as it did in 2011. Share buy-backs in that year cost £182 million, representing 2.1% of issued share capital. During the first six months of 2012, WPP purchased a further 0.6% of issued share capital at a cost of £66 million.

The WPP Group’s liquidity is affected primarily by the working capital flows associated with its media buying activities on behalf of clients. The working capital movements relate primarily to the WPP Group’s billings. Billings comprise the gross amounts billed to clients in respect of commission-based/ fee-based income together with the total of other fees earned. In 2011, billings were £44.8 billion, or 4.5 times the revenue of the WPP Group. The inflows and outflows associated with media buying activity therefore represent significant cash flow within each month of the year and are forecast and re-forecast on a regular basis throughout the year by the WPP Group’s treasury staff so as to ensure that there is continuing coverage of peak requirements through committed borrowing facilities from the WPP Group’s bankers and other sources.

Liquidity risk management – The WPP Group manages liquidity risk by ensuring continuity and flexibility of funding even in difficult market conditions. Undrawn committed borrowing facilities are maintained in excess of peak net borrowing levels and debt maturities are closely monitored. Targets for debt and cash position are set on an annual basis and, to assist in meeting this, working capital targets are set for all the WPP Group’s major operations. Additional information discussion on liquidity risk is set out at note 24 to WPP’s 2011 consolidated financial statements.

Debt

WPP’s borrowings consist of bonds and revolving credit facilities. Details of WPP’s borrowings are set out below.

US commercial paper programme – The WPP Group operates a commercial paper programme using its revolving credit facility as a backstop. There was no US commercial paper outstanding at 31 December 2011.

Bond Issues – At 31 December 2011, the WPP Group had the sterling equivalent of £3,779.8 million of bonds outstanding. Details on the bond issues are as follows:

(a)

US$ bonds – The WPP Group has in issue $600 million of 8% bonds due September 2014. In November 2011, the Group issued $812 million of 4.75% bonds due November 2021. $312 million of these bonds were issued in exchange for $281 million of the 5.875% bonds due June 2014. Consequently the amount in issue of the 5.875% bonds due June 2014 has reduced to $369 million.

(b)	Eurobonds – The WPP Group has in issue €600 million of 4.375% bonds due December 2013, €500 million of 5.25% bonds due January 2015 and €750 million of 6.625% bonds due May 2016.

(c)	Sterling bonds – The WPP Group has in issue £400 million of 6% bonds due April 2017 and £200 million of 6.375% bonds due November 2020.

(d)

Convertible bonds – The WPP Group has in issue £450 million of 5.75% convertible bonds due May 2014. At the option of the holder, the bonds are convertible into 76,530,612 WPP ordinary shares at an initial share price of $5.88 per share.

In September 2012, the WPP Group issued US$500 million of 3.625% bonds due September 2022 and US$300 million of 5.125% bonds due September 2042.

Revolving credit facility – The WPP Group has a five-year revolving credit facility (with a US Dollar swingline option) for $1.05 billion and £375 million which was entered into on 30 November 2011 and which matures in November 2016. The WPP Group’s borrowing under this facility is predominantly drawn in US dollars and pounds sterling. The WPP Group had available undrawn committed credit facilities of £972 million at 31 December 2011 (2010: £1,145 million).

Borrowings under the WPP Facility are governed by certain financial covenants based on the results and financial position of the Group, including requirements that (i) the interest coverage ratio for each financial period shall equal or exceed 5.0 to 1 and (ii) the ratio of consolidated total net debt to earnings before interest, taxes, depreciation and amortisation at 30 June and 31 December in each year shall not exceed 3.5 to 1, both covenants as more particularly defined in the WPP Facility. The Group is in compliance with both covenants.

Hedging of financial instruments – The WPP Group’s policy on interest rate and foreign exchange rate management sets out the instruments and methods available to hedge interest and currency risk exposures and the control procedures in place to ensure effectiveness. The WPP Group uses derivative financial instruments to reduce exposure to foreign exchange risk and interest rate movements. The WPP Group does not hold or issue derivative financial instruments for speculative purposes.

In 2011, net cash inflow from operating activities was £665.2 million. Free cash flow available for debt repayment, acquisitions, share buy-backs and dividends was £1,012.7 million. This free cash flow was partially absorbed by £532.4 million in net acquisitions and disposals, by £182.2 million in share buy-backs and by £218.4 million in dividends, leaving £79.7 million.

At 31 December 2011, the WPP Group’s net debt was £2.5 billion, up £0.6 billion from £1.9 billion in 2010, reflecting stronger acquisition and share buy-back activity in the latter half of the year. Net debt averaged £2.8 billion in 2011, down £0.2 billion at 2011 exchange rates. The WPP Group’s average net debt, which was around 1.7 times headline EBITDA in 2011 compared with 2.1 times in 2010, and well within the WPP Group’s current target range of 1.5-2.0 times. Interest (finance cost net of finance income, excluding revaluation of financial instruments) cover based on headline PBIT in 2011 was 7.1 times. In the first six months of 2012, average net debt was £2.9 billion against £2.6 billion for the same period in 2011, at 2012 exchange rates.

As at 31 December 2011, WPP Group’s credit rating was “BBB” (Standard and Poor’s Rating Service) and “Baa3” (Moody’s Investor Service). In March 2012, the Moody’s credit rating was upgraded to Baa2. The Standard & Poor’s credit rating has been at the same level since November 2008. Both Standard and Poor’s Rating Service and Moody’s Investor Service are credit rating agencies established in the European Community and registered in accordance with EC Regulation 1060/2009 on Credit Rating Agencies.

Average net debt in the first nine months of 2012 was £3.105 billion, compared to £2.776 billion in 2011, at 2012 exchange rates. This represents an increase of £329 million and reflects the improvement in levels of working capital, since the deterioration towards the end of last year. Net debt at 30 September 2012 was £3.556 billion, compared to £3.023 billion in 2011 (at 2012 exchange rates), an increase of £533 million, reflecting increased spending on acquisitions (chiefly AKQA) and higher dividends, partly offset by the improvement in working capital in the first nine months. The WPP Group’s average net debt was 1.8 times headline EBITDA for the 12 month period to 30 September 2012.

The net debt figure of £3.556 billion at 30 September 2012 compares with a market capitalisation of approximately £10.2 billion, giving an enterprise value of £13.8 billion.

4.	Current trading, trends and prospects

The discussion below includes forward looking statements regarding plans, objectives, projections and anticipated future performance based on assumptions that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in these forward looking statements. See “forward looking statements” in the “Presentation of Information” section of this document.

On 25 October 2012, WPP gave a trading update for the third quarter of 2012. The WPP Group’s reported revenues were up 1.6% at £2.496 billion. Revenues in constant currency were up 4.8%, continuing to reflect the strength of the pound sterling against the euro and against certain BRIC and Next 11 currencies, partly offset by the weakness of the pound sterling against the US dollar. On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenues were up 1.9%. Like-for-like revenue growth in the third quarter was softer than the first half, particularly in September and in North America and Continental Europe as a whole. Functionally, both Consumer Insight and Public Relations & Public Affairs experienced slower growth than in the first half, again particularly in September. Advertising and Media Investment Management and Branding & Identity, Healthcare and Specialist Communications (including direct, digital and interactive) were, as in 2011 and the first half of 2012, the strongest sectors. Flash revenue numbers received for October indicate like-for-like revenue growth at a similar level to the third quarter and better than September.

In the first nine months, reported revenues were up 4.2% at £7.468 billion. Revenues in constant currency were up 6.1%. On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenues were up 3.0% compared with the same period last year.

In the first nine months profits and operating margins were in line with budget and ahead of last year.

The number of people in the WPP Group, on a proforma basis excluding associates, was up 0.9% or just over 1,000 at 30 September 2012 to 116,176, as compared to 30 September 2011, against an increase in revenues on the same basis of 3.0%. Similarly, the average number of people in the WPP Group in the first nine months of 2012 was up 2.1% to 113,926, compared to 111,635 for the same period last year.

The proceeds from the sale of WPP’s stake in Buddy Media were received. In addition, conditional contracts were exchanged with a prospective buyer for the sale of the freehold of 285 Madison Avenue, the New York headquarters of Young & Rubicam, Inc., which is expected to be completed in the near future. Together, these two transactions should yield an exceptional cash gain of well over $100 million.

The WPP Group is in the process of reviewing its quarter three revised forecasts, but early indications are that revenues in the final quarter of the year will grow less than in the third quarter, with an improvement in Asia Pacific and Continental Europe, offset by a weakening in North America and Latin America. Functionally, Consumer Insight and Public Relations & Public Affairs, Branding & Identity, Healthcare and Specialist Communications are expected to grow less than in the third quarter. The preliminary quarter three forecasts indicate like-for-like revenue growth for the year in the range of 2.5%-3.0%. Targeted operating margin remains 14.8%; an improvement of 0.5 margin points in a more challenging environment.

The pace of organic growth slowed during the third quarter of 2012 for all the leading marketing services companies. Whilst the UK may have been buoyed by client spending behind the London Olympic and Paralympic Games, most other regions saw a slowdown in the rate of top line growth, particularly in September and in Continental Europe.

For the industry, full year organic revenue forecasts by analysts have been lowered to the 2%-4% range for the year, compared to an expectation of approximate growth of 4% earlier in the year and industry growth of over 5% achieved during 2011.

5.	Non-GAAP Information

Constant currency

WPP’s reporting currency is pounds sterling. However, the WPP Group’s significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and to better illustrate the underlying change in revenue and profit from one year to the next, WPP has adopted the practice of discussing results in both reportable currency (local currency results translated into pounds sterling at the prevailing foreign exchange rate) and constant currency. The WPP Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted exchange rates to local currency reported results for the current and prior year. This gives a US-dollar denominated income statement and balance sheet which exclude any variances attributable to foreign exchange rate movements.

Pro-forma (‘like-for-like’)

A discussion of ‘like-for-like’ provides a better understanding of WPP’s performance and trends because it allows for more meaningful comparisons of the current period to that of prior periods.

Pro-forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions for the commensurate period in the prior year. The WPP Group uses the terms ‘pro-forma’ and ‘like-for-like’ inter-changeably.

The following table reconciles reported revenue growth for the years 2011 and 2010, the three months ended 30 June 2012 and 2011 and the six months ended 30 June 2012 and 2011, and reported gross profit growth for the six months ended 30 June 2012 and 2011, to like-for-like revenue and gross profit growth for the same periods.

	Revenue		Gross profit
	£m		£m
2009 Reportable	8,684		7,981
Impact of exchange rate changes	159	1.8%	149	1.9%
Changes in scope of consolidation	26	0.3%	16	0.2%
Like-for-like growth	462	5.3%	415	5.2%
2010 Reportable	9,331	7.4%	8,561	7.3%
Impact of exchange rate changes	(93)	(1.0)%	(94)	(1.1)%
Changes in scope of consolidation	289	3.1%	267	3.1%
Like-for-like growth	495	5.3%	505	5.9%

2011 Reportable	10,022	7.4%	9,239	7.9%

	Three months ended 30 June		Six months ended 30 June		Six months ended 30 June
	Revenue		Revenue		Gross profit
	£m		£m		£m
2011 Reportable	2,490		4,713		4,353
Impact of exchange rate changes	(65)	(2.6)%	(61)	(1.3)%	(52)	(1.2)%
Changes in scope of consolidation	75	3.0%	151	3.2%	123	2.8%
Like-for-like growth	80	3.2%	169	3.6%	144	3.3%

2012 Reportable	2,580	3.6%	4,972	5.5%	4,568	4.9%

Headline PBIT

WPP uses headline PBIT to assess the performance of the business. This measure is used by management for internal performance analysis; the presentation of this measure facilitates comparability with other companies who may use similar titled measures, although management’s measure may not be calculated in the same way as similarly titled profit measures reported by other companies; and it is useful in connection with discussions with the investment community.

Headline PBIT is calculated as profit before finance income/costs and revaluation of financial instruments, taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets and share of exceptional gains/ losses of associates.

A reconciliation of profit before interest and taxation to headline PBIT is provided below:

	Six months ended 30 June 2012	Six months ended 30 June 2011	Year ended 31 December 2011	Year ended 31 December 2010
	£m	£m	£m	£m
Profit before interest and taxation	483.4	455.7	1,258.3	1,028.2
Amortisation and impairment of acquired intangible assets	82.3	83.3	172.0	170.5
Goodwill impairment	—	—	—	10.0
Losses/(gains) on disposal of investments	3.3	2.7	(0.4)	(4.1)
Gains on re-measurement of equity interest on acquisition of controlling interest	(3.5)	(25.4)	(31.6)	(13.7)
Investment write-downs	4.6	0.9	32.8	37.5
Share of exceptional (gains)/losses of associates	(0.1)	0.7	(2.1)	0.3
Headline PBIT	570.0	517.9	1,429.0	1,228.7

Headline PBIT margin (as a percentage of revenue)	11.5%	11.0%	14.3%	13.2%

Headline PBIT margin

Calculated as headline PBIT (defined above) as a percentage of revenue.

Headline PBIT margin on gross profit

Given the significance of Consumer Insight revenues to the WPP Group, with none of the WPP Group’s direct competitors present in that sector, gross profit and headline PBIT margin on gross profit are believed to be a more meaningful measure of comparative, competitive revenue growth and margin performance. This is because Consumer Insight revenues include pass-through costs, principally for data collection, on which no margin is charged.

Headline PBIT margin on gross profit is calculated as headline PBIT (defined above) as a percentage of gross profit.

Headline PBT

WPP uses headline PBT to assess the performance of the business. This measure is used by management for internal performance analysis; the presentation of this measure facilitates comparability with other companies who may use similar titled measures, although management’s measure may not be calculated in the same way as similarly titled profit measures reported by other companies; and it is useful in connection with discussions with the investment community.

Headline PBT is calculated as profit before taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, share of exceptional losses/gains of associates and revaluation of financial instruments.

A tabular reconciliation of profit before taxation to headline PBT is shown below:

	Six months ended 30 June 2012	Six months ended 30 June 2011	Year ended 31 December 2011	Year ended 31 December 2010
	£m	£m	£m	£m
Profit before taxation	357.7	334.3	1,008.4	851.3
Amortisation and impairment of acquired intangible assets	82.3	83.3	172.0	170.5
Goodwill impairment	—	—	—	10.0
Losses/(gains) on disposal of investments	3.3	2.7	(0.4)	(4.1)
Gains on re-measurement of equity interest on acquisition of controlling interest	(3.5)	(25.4)	(31.6)	(13.7)
Investment write-downs	4.6	0.9	32.8	37.5
Share of exceptional (gains)/losses of associates	(0.1)	0.7	(2.1)	0.3
Revaluation of financial instruments	22.5	20.5	50.0	(18.2)

Headline PBT	466.8	417.0	1,229.1	1,033.6

Headline EBITDA

Headline EBITDA is a key metric that private equity firms, for example, use for valuing companies.

Headline EBITDA is calculated as profit before finance income/costs and revaluation of financial instruments, taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of intangible assets, share of exceptional losses/gains of associates and depreciation of property, plant and equipment.

A tabular reconciliation of profit for the year to headline EBITDA is shown below:

	Six months ended 30 June 2012	Six months ended 30 June 2011	Year ended 31 December 2011	Year ended 31 December 2010
	£m	£m	£m	£m
Profit for the period	306.8	262.8	916.5	661.0
Taxation	50.9	71.5	91.9	190.3
Finance income, finance cost and revaluation of financial instruments, net	125.7	121.4	249.9	176.9
Amortisation and impairment of acquired intangible assets	82.3	83.3	172.0	170.5
Depreciation of property, plant and equipment	93.1	89.1	185.8	184.9
Amortisation of other intangible assets	18.4	12.5	25.7	25.4
Goodwill impairment	—	—	—	10.0
Losses/(gains) on disposal of investments	3.3	2.7	(0.4)	(4.1)
Gains on re-measurement of equity interest on acquisition of controlling interest	(3.5)	(25.4)	(31.6)	(13.7)
Investment write-downs	4.6	0.9	32.8	37.5
Share of exceptional (gains)/losses of associates	(0.1)	0.7	(2.1)	0.3

Headline EBITDA	681.5	619.5	1,640.5	1,439.0

Billings

Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned.

Estimated net new billings

WPP uses estimated net new billings to assess the performance of the business.

Estimated net new billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients’ media budgets, which may not necessarily result in actual billings of the same amount.

Free cash flow

The WPP Group bases its internal cash flow objectives on free cash flow. Free cash flow is meaningful to investors because it is the measure of WPP’s funds available for acquisition-related payments, dividends to shareowners, share repurchases and debt repayment. The purpose of presenting free cash flow is to indicate the ongoing cash generation within the control of WPP after taking account of the necessary cash expenditures of maintaining the capital and operating structure of WPP Group (in the form of payments of interest, corporate taxation and capital expenditure). Net working capital movements are excluded from this measure since these are principally associated with media buying activities on behalf of clients and are not necessarily within the control of the WPP Group. This computation may not be comparable to that of similarly titled measures presented by other companies.

A tabular reconciliation of free cash flow is shown below:

	Six months ended 30 June 2012	Six months ended 30 June 2011	Year ended 31 December 2011	Year ended 31 December 2010
	£m	£m	£m	£m
Net cash (outflow)/inflow from operating activities	(136.5)	(490.0)	665.2	1,361.2
Share option proceeds	37.4	23.5	28.8	42.7
Proceeds on disposal of property, plant and equipment	5.3	7.3	13.2	7.6
Movements in working capital and provisions	609.7	911.8	620.9	(225.5)
Purchases of property, plant and equipment	(97.2)	(92.9)	(216.1)	(190.5)
Purchase of other intangible assets (including capitalised computer software)	(19.0)	(13.7)	(37.1)	(27.0)
Dividends paid to non-controlling interests in subsidiary undertakings	(24.8)	(28.7)	(62.2)	(66.7)

Free cash flow	374.9	317.3	1,012.7	901.8

Net debt and average net debt

Net debt and average net debt are appropriate and meaningful measures of the debt levels within the WPP Group. This is because of the seasonal swings in WPP’s working capital generally, and those resulting from their media buying activities on behalf of their clients in particular, together with the fact that WPP has chosen for commercial reasons to locate the debt of the WPP Group in particular countries and leave cash resources in others, though the cash resources could be used to repay the debt concerned.

Average net debt is calculated as the average daily net borrowings of the WPP Group, derived from the WPP Group’s automated banking system. Net debt at a period end is calculated as the sum of the net borrowings of the WPP Group, derived from the cash ledgers and accounts in the balance sheet.

The following table is an analysis of net debt:

	30 June 2012	30 June 2011	31 December 2011	31 December 2010
	£m	£m	£m	£m
Cash and short-term deposits	1,350.6	1,768.8	1,946.6	1,965.2
Bank overdrafts and loans	(397.8)	(690.6)	(518.4)	(255.4)
Bonds and bank loans	(3,814.1)	(3,957.3)	(3,893.0)	(3,598.2)

Net debt	(2,861.3)	(2,879.1)	(2,464.8)	(1,888.4)

6.	Tabular disclosure of contractual obligations

The following summarises WPP Group’s estimated contractual obligations at 31 December 2011, and the effect such obligations are expected to have on its liquidity and cash flows in future periods. Certain obligations presented below held by one subsidiary of the WPP Group may be guaranteed by another subsidiary in the ordinary course of business.

	Payments due in
(£m)	Total	2012	2013	2014	2015	2016	Beyond 2016
Debt financing¹
Eurobonds	1,545.9	—	501.4	—	417.8	626.7	—
Sterling and convertible bonds	1,050.0	—	—	450.0	—	—	600.0
US$ bonds	1,148.4	—	—	624.6	—	—	523.8
Other (WPP Facility and TNS private placements)	115.2	19.3	—	16.2	—	79.7	—

Subtotal	3,859.5	19.3	501.4	1,090.8	417.8	706.4	1,123.8
Interest payable	978.7	221.5	220.8	168.5	106.9	80.7	180.3

Total	4,838.2	240.8	722.2	1,259.3	524.7	787.1	1,304.1
Operating leases[2]	2,335.0	361.4	316.9	278.5	245.0	202.5	930.7
Capital commitments[3]	127.4	123.9	3.5	—	—	—	—
Investment commitments[3]	40.0	39.7	0.3	—	—	—	—
Estimated obligations under acquisition earnouts and put option agreement	402.4	176.0	34.2	28.2	72.5	30.3	61.2

Total contractual obligations	7,743.0	941.8	1,077.1	1,566.0	842.2	1,019.9	2,296.0

1

In addition to debt financing under the WPP Facility and in relation to unsecured loan notes (Eurobonds, sterling and convertible bonds and US$ bonds), WPP had short-term overdrafts at 31 December 2011 of £518.4 million. WPP Group’s net debt at 31 December 2011 was £2,464.8 million.

2	Operating leases are net of sub-let rentals of £40.5 million.
3

Capital and investment commitments include commitments contracted, but not provided for, in respect of property, plant and equipment and in respect of interests in associates and other investments, respectively.

The WPP Group expects to make annual contributions to its funded defined benefit plans, as determined in line with local conditions and practices. Contributions in respect of unfunded plans are paid as they fall due. The total contributions (for funded plans) and benefit payments (for unfunded plans) paid for in 2011 amounted to £66.8 million (2010: £53.3 million, 2009: £47.7 million). Employer contributions and benefit payments in 2012 are expected to be in the range of £60 million to £80 million depending on the performance of the assets. Projections for years after 2012 are subject to a number of factors, including future asset performance and changes in assumptions, which mean the WPP Group is unable to make sufficiently reliable estimations of future contributions.

7.	Capital structure

At 31 December 2011, the WPP Group’s capital base was comprised of 1,266,373,821 ordinary shares of 10 pence each. At 30 June 2012, 1,267,287,222 ordinary shares of 10 pence each were in issue. At 12 November 2012 (the last practicable date prior to the publication of this document), 1,269,689,169 ordinary shares of ten pence each were in issue.

8.	Property costs

The task of improving property utilisation continues to be a priority for the WPP Group with a portfolio of approximately 23.2 million square feet worldwide.

9.	Inflation

As in 2010, the effect of inflation did not have a material impact on WPP Group’s results for 2011 or its financial position as at 31 December 2011.

10.	Use of estimates

The preparation of financial statements requires management to make estimates, judgements and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

11.	Critical accounting policies

WPP’s financial statements have been prepared in accordance with IFRS as issued by the IASB. A summary of the WPP Group’s principal accounting policies is provided in the “Accounting Policies” section of WPP’s 2011 consolidated financial statements. Certain of these accounting policies are particularly critical to understanding the more significant judgements and estimates used in the preparation of its consolidated financial statements. Therefore, the following supplemental discussion of critical accounting policies has been prepared, which should be read together with WPP’s consolidated financial statements and notes thereto.

(a)	Goodwill and other intangibles

WPP has a significant amount of goodwill and other intangible assets. WPP initially tests the carrying value of goodwill and other indefinite lived intangible assets for impairment annually at 30 June of each year, and then updates the review at 31 December or whenever there is an indication of impairment.

Under IFRS, an impairment charge is required for both goodwill and other indefinite lived assets when the carrying amount exceeds the ‘recoverable amount’, defined as the higher of fair value less costs to sell and value in use. WPP’s approach in determining the recoverable amount utilises a discounted cash flow methodology, which necessarily involves making numerous estimates and assumptions regarding revenue growth, operating margins, appropriate discount rates and working capital requirements. These estimates will likely differ from future actual results of operations and cash flows, and it is possible that these differences could be material. In addition, judgements are applied in determining the level of cash-generating unit WPP identifies for impairment testing and the criteria used to determine which assets should be aggregated. A difference in testing levels could affect whether an impairment is recorded and the extent of an impairment loss. Changes in the WPP Group’s business activities or structure may also result in changes to the level of testing in future periods. Further, future events could cause WPP to conclude that impairment indicators exist and that the asset values associated with a given operation have become impaired. Any resulting impairment loss could have a material impact on WPP’s financial condition and results of operations.

Historically, WPP’s impairment losses have resulted from a specific event, condition or circumstance in one of the WPP Group’s companies, such as the loss of a significant client. As a result, changes in the assumptions used in WPP’s impairment model have not had a significant effect on the impairment charges recognised. The carrying value of goodwill and other intangible assets will continue to be reviewed at least annually for impairment and adjusted to the recoverable amount if required.

The most significant assumptions employed by WPP in determining recoverable amounts are as follows:

•

future cash flows derived from each cash-generating unit are based on a projection period of up to five years. These projections utilise the latest budget information available for each cash- generating unit covering one or more twelve month periods from the balance sheet date. These budgets have been prepared by management;

•

after the projection period, there is an assumed annual long-term growth rate of 3% (2010: 3.0%), with no improvements in operating margins. WPP has made the judgement that this long-term growth rate does not exceed the long-term growth rate for the industry; and

•	the net present value of the future cash flows was calculated using a pre-tax discount rate of 9.50% (2010: 9.58%).

(b)	Acquisition accounting

The WPP Group accounts for acquisitions in accordance with IFRS 3 (revised) ‘Business Combinations’. IFRS 3 (revised) requires the acquiree’s identifiable assets, liabilities and contingent liabilities (other than non-current assets or disposal groups held for sale) to be recognised at fair value at acquisition date. In assessing fair value at acquisition date, management make their best estimate of the likely outcome where the fair value of an asset or liability may be contingent on a future event. In certain instances, the underlying transaction giving rise to an estimate may not be resolved until some years after the acquisition date. IFRS 3 (revised) requires the release to profit of any acquisition reserves which subsequently become excess in the same way as any excess costs over those provided at acquisition date are charged to profit. At each period end, management assess provisions and other balances established in respect of acquisitions for their continued probability of occurrence and amend the relevant value accordingly through the consolidated income statement or as an adjustment to goodwill as appropriate under IFRS 3 (revised). In 2011, operating profit included credits totalling £14.0 million (2010: £16.5 million; 2009: £19.4 million) relating to the release of excess provisions and other balances established in respect of acquisitions completed prior to 2010.

Future anticipated payments to vendors in respect of contingent consideration (earnout agreements) are initially recorded at fair value which is the present value of the expected cash outflows of the obligations. The obligations are dependent on the future financial performance of the interests acquired (typically over a four to five year period following the year of acquisition) and assume the operating companies improve profits in line with directors’ estimates. The directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition. Subsequent adjustments to the fair value are recorded in the consolidated income statement within revaluation of financial instruments. For acquisitions completed prior to 1 January 2010, such adjustments are recorded in the consolidated balance sheet within goodwill. A summary of earnout related obligations included in creditors is shown in note 19 to WPP’s 2011 consolidated financial statements.

WPP has also entered into option agreements that allow the WPP Group’s equity partners to require the WPP Group to purchase the non-controlling interest. These agreements are treated as derivatives over equity instruments and are recorded in the consolidated balance sheet at fair value and the valuation is remeasured at each period end. Fair value is based on the present value of expected cash outflows and the movement in the fair value is recognised as income or expense within revaluation of financial instruments in the consolidated income statement.

Actual performance may differ from the assumptions used resulting in amounts ultimately paid out with respect to these earnout and option agreements at more or less than the recorded liabilities.

(c)	Revenue recognition

Advertising and Media Investment Management revenue is typically derived from commissions on media placements and fees for advertising services. Revenue may consist of various arrangements involving commissions, fees, incentive-based revenue or a combination of the three, as agreed upon with each client.

Revenue is recognised when the service is performed, in accordance with the terms of the contractual arrangement. Incentive-based revenue typically comprises both quantitative and qualitative elements; on the element related to quantitative targets, revenue is recognised when the quantitative targets have been achieved; on the element related to qualitative targets, revenue is recognised when the incentive is received or receivable.

The WPP Group receives volume rebates from certain suppliers for transactions entered into on behalf of clients that, based on the terms of the relevant contracts and local law, are either remitted to clients or retained by the WPP Group. If amounts are passed on to clients they are recorded as liabilities until settled or, if retained by the WPP Group, are recorded as revenue when earned.

In applying the proportional performance method of revenue recognition for both market research and other long-term contracts, management is required to make significant judgements, estimates and assumptions. In assessing contract performance, both input and output criteria are reviewed. Costs incurred are used as an objective input measure of performance. The primary input of all work performed under these arrangements is labour. As a result of the relationship between labour and cost, there is normally a direct relationship between costs incurred and the proportion of the contract performed to date. Costs incurred as a proportion of expected total costs is used as an initial proportional performance measure. The indicative proportional performance measure is subsequently validated against other more subjective criteria (i.e. relevant output measures) such as the percentage of interviews completed, percentage of reports delivered to a client and the achievement of any project milestones stipulated in the contract. In the event of divergence between the objective and more subjective measures, the more subjective measures take precedence since these are output measures.

Since project costs can vary from initial estimates, the reliance on total project cost estimate represents an uncertainty inherent in the revenue recognition process. Individual project budgets are reviewed regularly with project leaders to ensure that cost estimates are based upon up to date and as accurate information as possible, and take into account any relevant historic performance experience. Also, the majority of contracted services subject to proportional performance method revenue recognition are in relation to short term projects, averaging approximately 3 months. Due to this close and frequent monitoring of budgeted costs and the preponderance of short term projects, the impact of variances between actual and budgeted project costs has historically been minimal. The New WPP Directors do not believe that the effect of these uncertainties, taken as a whole, will significantly impact the WPP Group’s results of operations in the future.

(d)	Pension costs

Pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various plans were carried out at various dates in the last three years. These valuations have generally been updated by the local independent qualified actuaries to 31 December 2011.

The WPP Group’s policy is to close existing defined benefit plans to new members. This has been implemented across a significant number of pension plans. As a result, these plans generally have an ageing membership population. In accordance with IAS 19, the actuarial calculations have been carried out using the projected unit credit method. In these circumstances, use of this method implies that the contribution rate implicit in the current service cost will increase in future years.

The WPP Group’s pension deficit was £280.8 million at 31 December 2011, compared to £239.9 million at 31 December 2010. The increase in the deficit is primarily due to lower discount rates as well as a lower return on pension assets. These factors are partially offset by actions taken by WPP to curtail and settle plans.

There are a number of areas in the pension accounting that involve judgements made by management. These include establishing the long-term expected rates of investment return on pension assets, mortality assumptions, discount rates, inflation, rate of increase in pensions in payment and salary increases.

Most of the WPP Group’s pension plan assets are held by its plans in the UK and North America. In the UK, the forecasted weighted average return on assets decreased to 4.6% at 31 December 2011 from 5.4% at 31 December 2010, and in North America, the forecasted weighted average return decreased to 5.9% from 6.4%, broadly in line with the yields available in both markets. Management reviews the expected long-term rates of return on an annual basis and revises them as appropriate.

Management periodically commission detailed asset and liability studies performed by third-party professional investment advisers and actuaries that generate probability-adjusted expected future returns on those assets. These studies also project the estimated future pension payments and evaluate the efficiency of the allocation of the pension plan assets into various investment categories.

At 31 December 2011, the life expectancies underlying the value of the accrued liabilities for the main defined benefit pension plans operated by the WPP Group were as follows:

Years life expectancy after age 65	All Plans	North America	UK	Western Continental Europe	Other[1]
Current pensioners – male	20.9	19.7	22.5	20.3	19.3
Current pensioners – female	22.8	21.6	24.0	23.5	24.7
Future pensioners (current age 45) – male	22.4	21.2	23.7	22.7	19.3
Future pensioners (current age 45) – female	24.0	22.5	25.1	25.4	24.7

1	Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

In the determination of mortality assumptions, management uses the most up-to-date mortality tables available in each country.

For a 0.25% increase or decrease in the discount rate at 31 December 2011, the effect on the year-end 2011 pension deficit would be a decrease or increase, respectively, of approximately £27 million.

(e)	Taxation

Corporate taxes are payable on taxable profits at current rates. The tax expense represents the sum of the tax currently payable and deferred tax.

The WPP Group is subject to corporate taxes in a number of different jurisdictions and judgement is required in determining the appropriate provision for transactions where the ultimate tax determination is uncertain. In such circumstances, the WPP Group recognises liabilities for anticipated taxes based on the best information available and where the anticipated liability is both probable and estimable. Such liabilities are classified as current when the WPP Group expects to settle the liability within 12 months and the remainder as non-current. Any interest and penalties accrued are included in income taxes both in the consolidated income statement and balance sheet. Where the final outcome of such matters differs from the amount recorded, any differences may impact the income tax and deferred tax provisions in the period in which the final determination is made.

WPP records deferred tax assets and liabilities using tax rates that are expected to apply in the period when the liability is settled or the asset is realised, based on enacted or substantively enacted legislation, for the effect of temporary differences between book and tax bases of assets and liabilities. Currently, WPP has deferred tax assets resulting from operating loss carryforwards and deductible temporary differences, all of which could reduce taxable income in the future. Based on available evidence, both positive and negative, WPP determines whether it is probable that all or a portion of the deferred tax assets will be realised. The main factors that are considered include:

•	future earnings potential determined through the use of internal forecasts;

•	cumulative losses in recent years;

•	the various jurisdictions in which the potential deferred tax assets arise;

•	history of loss carryforwards and other tax assets expiring;

•	the timing of future reversal of taxable temporary differences;

•	the expiry period associated with the deferred tax assets; and

•	the nature of the income that can be used to realise the deferred tax asset.

If it is believed that it is probable that some portion of these assets will not be realised, then no asset is recognised in relation to the portion not considered to be realisable. At 31 December 2011, no deferred tax asset was recognised in respect of gross tax losses and other temporary differences of £4,557.0 million.

If market conditions improve and future results of operations exceed current expectations, existing recognised deferred tax assets may be adjusted, resulting in future tax benefits. Alternatively, if market conditions deteriorate further or future results of operations are less than expected, future assessments may result in a determination that some or all of the deferred tax assets are not realisable. As a result, it may be necessary to reverse all or a portion of the deferred tax assets, which may have a significant effect on the WPP Group’s results of operations and financial condition.

(f)	New IFRS Accounting Pronouncements

The following Standards and Interpretations, which have not been applied in the most recent financial statements, were in issue but not yet effective:

IFRS 7 (amended): Financial Instruments: Disclosures;

IFRS 9: Financial Instruments;

IFRS 10: Consolidated Financial Statements;

IFRS 11: Joint Arrangements;

IFRS 12: Disclosure of Interests in Other Entities;

IFRS 13: Fair Value Measurement;

IAS 1 (amended): Presentation of Financial Statements;

IAS 12 (amended): Income Taxes;

IAS 19 (amended): Employee Benefits;

IAS 27 (revised): Separate Financial Statements;

IAS 28 (revised): Investments in Associates and Joint Ventures; and

IAS 32 (amended): Financial Instruments: Presentation.

The WPP Group does not consider that these Standards and Interpretations will have a significant impact on the financial statements of the WPP Group except for additional disclosures when the relevant standards come into effect.

In 2011, the following Standards and Interpretations became effective:

IAS 24 (revised): Related Party Disclosures;

IAS 32 (amended): Classification of Rights Issues;

IFRIC 14 (amended) / IAS 19 (amended): The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction; and

IFRIC 19: Extinguishing Financial Liabilities with Equity Instruments.

The adoption of these Standards and Interpretations has not led to any changes in the WPP Group’s accounting policies.

12.	Market risk

The WPP Group’s principal market risks are changes in interest rates and currency exchange rates. Following evaluation of these positions, the WPP Group selectively enters into derivative financial instruments to manage its risk exposure. The fair value of derivatives held in designated hedge relationships by the WPP Group at 31 December 2011 was estimated to be a net asset of £45.5 million (£121.0 million net asset with respect to interest rate swaps and £75.5 million net liability for currency derivatives). These amounts were based on market values of equivalent instruments at the balance sheet date.

Interest rate risk

The WPP Group is exposed to interest rate risk on both interest-bearing assets and interest-bearing liabilities. The WPP Group has a policy of actively managing its interest rate risk exposure while recognising that fixing rates on all its debt eliminates the possibility of benefiting from rate reductions and, similarly, having all its debt at floating rates unduly exposes the WPP Group to increases in rates.

Including the effect of interest rate and cross-currency swaps, 75.8% of the 2011 year-end US dollar net debt was at fixed rates averaging 6.00% for an average period of 63 months, 73.3% of the sterling net debt was at a fixed rate of 6.07% for an average period of 70 months and 66.7% of the euro net debt was at fixed rates averaging 6.50% for an average period of 50 months.

Other than fixed rate debt, the WPP Group’s other fixed rates are achieved principally through interest rate swaps with the WPP Group’s bankers. The WPP Group also uses forward rate agreements and interest rate caps to manage exposure to interest rate changes. At 31 December 2011, no forward rate agreements or interest rate caps were in place. These interest rate derivatives are used only to hedge exposures to interest rate movements arising from the WPP Group’s borrowings and surplus cash balances arising from its commercial activities and are not independently held or issued for speculative purposes. Payments made under these instruments are accounted for on an accruals basis.

Foreign currency

The WPP Group’s reported results in pounds sterling are subject to fluctuation as a result of exchange rate movements. The WPP Group does not hedge this translation exposure to its earnings but does hedge the currency element of its net assets using foreign currency borrowings, cross-currency swaps and forward foreign exchange contracts.

The WPP Group effects these currency net asset hedges by borrowing in the same currencies as the operating (or ‘functional’) currencies of its main operating units. The majority of the WPP Group’s debt is therefore denominated in US dollars, pounds sterling and euros. Borrowings in these currencies represented 96.1% of the WPP Group’s gross indebtedness at 31 December 2011 (at $3,058 million, £750 million and EUR1,274 million) and 96.2% of the WPP Group’s average gross debt during the course of 2011 (at $2,792 million, £986 million and EUR1,274 million).

The WPP Group’s operations conduct the majority of their activities in their own local currency and consequently the WPP Group has no significant transactional foreign exchange exposures. Any significant cross-border trading exposures are hedged by the use of forward foreign-exchange contracts. No speculative foreign exchange trading is undertaken.

Credit risk

The WPP Group’s principal financial assets are cash and short-term deposits, trade and other receivables and investments, the carrying values of which represent the WPP Group’s maximum exposure to credit risk in relation to financial assets.

The WPP Group’s credit risk is primarily attributable to its trade receivables. The majority of the WPP Group’s trade receivables are due from large national or multinational companies where the risk of default is considered low. The amounts presented in the consolidated balance sheet are net of allowances for doubtful receivables, estimated by the WPP Group’s management based on prior experience and their assessment of the current economic environment. A relatively small number of clients make up a significant percentage of the WPP Group’s debtors, but no single client represented more than 5% of total trade receivables as at 31 December 2011.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies or banks that have been financed by their government.

A relatively small number of clients contribute a significant percentage of the WPP Group’s consolidated revenues. The WPP Group’s clients generally are able to reduce advertising and marketing spending or cancel projects at any time for any reason. There can be no assurance that any of the WPP Group’s clients will continue to utilise the WPP Group’s services to the same extent, or at all, in the future. A significant reduction in advertising and marketing spending by, or the loss of one or more of, the WPP Group’s largest clients, if not replaced by new client accounts or an increase in business from existing clients, would adversely affect the WPP Group’s prospects, business, financial condition and results of operations.

Non-derivative financial instruments

Cash, accounts receivable, accounts payable, overdrafts and short-term borrowings (including those drawn under the WPP Facility) are considered to approximate fair value because of the short maturity of such instruments.

13.	Capitalisation and Indebtedness Statements

13.1	Capitalisation and Indebtedness Statement of the WPP Group

The following table shows the capitalisation of the WPP Group. The information on current and non-current debt has been extracted without material adjustment from the unaudited accounting records of WPP as at 30 September 2012, prepared in accordance with IFRS. The information on shareowners’ equity has been extracted without material adjustment from the unaudited financial statements of WPP as at 30 June 2012, prepared in accordance with IFRS.

£m
At 30 September 2012
Total current debt
Unguaranteed/unsecured	(279.3)
Total non-current debt
Unguaranteed/unsecured	(4,461.6)

At 30 June 2012
Shareowners’ equity[1]
Share capital	126.7
Share premium	142.4
Other reserves	(4,507.0)

(4,237.9)

TOTAL	(8,978.8)

1	Shareowners’ equity excludes retained earnings of £11,058.8 million at 30 June 2012.

There has been no material change in the shareowners’ equity of the WPP Group since 30 June 2012.

The following table shows the net financial indebtedness of the WPP Group as at 30 September 2012. This information has been extracted without material adjustment from the unaudited accounting records of the WPP Group as at 30 September 2012, prepared in accordance with IFRS.

At 30 September 2012
£m
Cash	1,142.7
Cash on deposit	115.7

Liquidity	1,258.4
Current financial receivables	—
Current bank debt	(279.3)
Other current financial debt	—

Current financial debt	(279.3)

Net current financial indebtedness	979.1
Non-current bank loans	—
Unsecured bonds	(4,461.6)

Non-current financial indebtedness	(4,461.6)

Net financial indebtedness	(3,482.5)

The WPP Group has no material indirect or contingent indebtedness as at 30 September 2012.

The WPP Group’s businesses report their balance sheet at each month end. Therefore the indebtedness figure shown above at 30 September 2012 represents the latest date for which this information is available. Additionally, the WPP Group obtains daily cash/borrowing reporting from its businesses, derived from its automated banking systems. Whilst this data is prepared on a different basis from that in the month end balance sheet, the data at 26 October 2012 (the latest date for which information is available) was not materially different from expectations.

13.2	Capitalisation and Indebtedness Statement of New WPP

As at 13 November 2012, New WPP had no outstanding indebtedness and zero net financial indebtedness.

As at 13 November 2012, New WPP’s total capitalisation was £0.20 consisting of two issued and fully paid up ordinary shares of ten pence each.

PART 5

ADDITIONAL INFORMATION

1.	Responsibility

The New WPP Directors, whose names are set out in paragraph 7 of this Part 5, and New WPP accept responsibility for the information contained in this document. To the best of the knowledge of the New WPP Directors and New WPP (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and contains no omission likely to affect its import.

2.	Incorporation and registered office of New WPP

2.1

New WPP was incorporated in Jersey under the name WPP 2012 plc on 25 October 2012 under Jersey Companies Law as a public limited company with registered number 111714. The principal legislation under which New WPP operates and the New WPP Shares were created is the Jersey Companies Law and subordinated legislation made under the Jersey Companies Law.

2.2

The registered office of New WPP is at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES and the telephone number is +44 1534 281800. New WPP is resident for tax purposes in the United Kingdom.

2.3

Deloitte LLP, whose address is 2 New Street Square, London EC4A 3BZ, have been the only auditors of New WPP since its incorporation. Deloitte is a member of the Institute of Chartered Accountants in England and Wales and has no material interest in WPP or New WPP.

3.	Share capital of New WPP

3.1	The authorised, issued and fully paid share capital of New WPP as at the date of publication of this document is as follows:

Authorised share capital			Issued share capital
Number	Amount (£)	New WPP Shares of ten pence each	Number	Amount (£)
1,750,000,000	175,000,000		2	0.20

3.2

The proposed authorised, issued and fully paid share capital of New WPP as it is expected to be immediately following the Scheme becoming effective and (assuming no exercise of rights under the WPP Share Plans or the ABDP) is as follows:

Authorised share capital			Issued share capital
Number	Amount (£)	New WPP Shares of ten pence each	Number	Amount (£)
1,750,000,000	175,000,000		1,269,689,169	126,968,916.90

3.3

New WPP was incorporated with an authorised share capital of £175,000,000 divided into 1,750,000,000 ordinary shares of ten pence each. One New WPP Share was issued to each of Computershare Nominees (Channel Islands) Limited and Computershare Company Secretarial Services (Jersey) Limited (the Subscriber Shares), the subscribers to New WPP’s Memorandum of Association. The Subscriber Shares were issued at nominal value of 10 pence each and are fully paid up. On 30 October 2012, one Subscriber Share was transferred to each of Paul Delaney and Andrew Scott. Once the Scheme has become effective, the Subscriber Shares will be repurchased by New WPP at their nominal value and then cancelled.

3.4	By written resolutions passed on 5 November 2012 it was resolved by the holders of the Subscriber Shares that:

(a)	New WPP adopt the New WPP Articles and the New WPP Memorandum of Association;

(b)

the New WPP Directors be generally and unconditionally authorised to exercise all or any of the powers of New WPP pursuant to the New WPP Articles to allot equity securities (as defined in the New WPP Articles) up to an aggregate nominal amount of £130,000,000 as required for the purposes of the Scheme, for a period expiring (unless previously renewed, varied or revoked by New WPP in general meeting) on the earlier of the conclusion of the Annual General Meeting of New WPP to be held in 2013 and 30 December 2013, save that New WPP may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the New WPP Directors may allot equity securities pursuant to such offer or agreement as if the authority conferred on them hereby had not expired;

(c)	subject to and conditional upon the Scheme becoming effective, New WPP change its name from WPP 2012 plc to WPP plc;

(d)	subject to and conditional upon:

(i)	the passing of the special resolution approving the New WPP Reduction of Capital as set out in the notice of the General Meeting; and

(ii)	the Scheme becoming effective;

the amount standing to the credit of New WPP’s share premium account (including the amount arising upon the allotment and issue of the New WPP Shares pursuant to the Scheme) on the date on which the Scheme becomes effective be cancelled in its entirety and the reserve arising be re-characterised as a distributable reserve to be available to New WPP to be:

(i)	distributed by New WPP from time to time as dividends in accordance with the Jersey Companies Law and the New WPP Articles; or

(ii)	applied by New WPP from time to time toward any other lawful purpose to which such a reserve may be applied;

(e)

subject to and conditional upon the Scheme becoming effective, the New WPP Directors be generally and unconditionally authorised to exercise all or any of the powers of New WPP pursuant to the New WPP Articles to allot equity securities (as defined in the New WPP Articles):

(i)

up to an aggregate nominal amount of £3,763,311 as required for the purposes of arrangements requiring New WPP to satisfy the entitlements of participants in the Replacement Share Plans, the WPP Share Plans and the ABDP (each as defined below) who are expected to have entitlements to New WPP Shares after the implementation of the Scheme; and

(ii)	up to an aggregate nominal amount of £42,667,782,

for a period expiring (unless previously renewed, varied or revoked by New WPP in general meeting) on the earlier of the conclusion of the Annual General Meeting of New WPP to be held in 2013 and 30 December 2013, save that New WPP may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the New WPP Directors may allot equity securities pursuant to such offer or agreement as if the authority conferred hereby had not expired;

(f)

subject to and conditional upon the Scheme becoming effective, the New WPP Directors be empowered, pursuant to the New WPP Articles, to allot equity securities for cash pursuant to the authority conferred by the resolution described in sub-paragraph (e)(ii) above as if Article 7 of the New WPP Articles did not apply to such allotments, provided that this power:

(i)

shall expire on the earlier of the conclusion of the Annual General Meeting of New WPP to be held in 2013 and 30 December 2013, save that New WPP may, before such authority expires, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the New WPP Directors may allot equity securities pursuant to any such offer or agreement as if the power conferred hereby has not expired;

(ii)	shall be limited to:

(A)

the allotment of equity securities in connection with a rights issue, open offer or pre-emptive offer to holders of New WPP Shares on the register of members of New WPP on a date fixed by the New WPP Directors where the equity securities respectively attributable to the interests of all those holders of New WPP Shares are proportionate (as nearly as practicable) to the respective numbers of New WPP Shares held by them on that date but the New WPP Directors may make such exclusions or other arrangements as they consider expedient in relation to fractional entitlements, legal or practical problems under the laws of any territory or the requirements of any relevant regulatory body or stock exchange; and

(B)	the allotment (other than pursuant to sub-paragraph (f)(ii)(A)) of equity securities for cash or otherwise up to an aggregate nominal amount not exceeding £6,315,000;

(g)	subject to and conditional upon the Scheme becoming effective, New WPP be generally and unconditionally authorised:

(i)	pursuant to Article 57 of the Jersey Companies Law, to make market purchases of New WPP Shares, provided that:

(A)	the maximum number of New WPP Shares authorised to be purchased is 126,300,365;

(B)	the minimum price, exclusive of any expenses, which may be paid for a New WPP Share is ten pence;

(C)	the maximum price, exclusive of any expenses, which may be paid for a New WPP Share shall be the higher of:

I.

an amount equal to 5% above the average of the middle market quotations for New WPP Shares taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such shares are contracted to be purchased; and

II.	the higher of the price of the last independent trade and the highest current independent bid on the London Stock Exchange Daily Official List at the time that the purchase is carried out; and

(D)

the authority hereby conferred shall expire on the earlier of the conclusion of the Annual General Meeting of New WPP to be held in 2013 and 30 December 2013 (except that New WPP may make a contract to purchase New WPP Shares under this authority before such authority expires, which will or may be executed wholly or partly after the expiry of such authority, and may make purchases of New WPP Shares in pursuance of any such contract as if such authority had not expired); and

(ii)	pursuant to Article 58A of the Jersey Companies Law, to hold, if New WPP so desires, as treasury shares any New WPP Shares purchased pursuant to the authority conferred by sub-paragraph (g)(i) above;

(h)	subject to and conditional upon the Scheme becoming effective, the New WPP Directors be authorised to:

(i)

adopt the Replacement Share Plans, the principal terms of which are summarised in paragraph 13.3 of Part 5 of this document, and carry the same into effect with any amendments required, including in order to obtain the approval of HMRC to the Replacement Share Plans, and create any schedules to the Replacement Share Plans that they consider necessary in relation to employees in jurisdictions outside the United Kingdom, with any modifications necessary or desirable to take account of local tax, exchange control or securities laws in overseas territories, provided that any New WPP Shares made available under any such schedule to the Replacement Share Plans are treated as counting against the relevant limits on individual or overall participation in the Replacement Share Plans;

(ii)

adopt the ABDP, the principal terms of which are summarised in paragraph 13.4 of Part 5 of this document, so as to enable New WPP to grant new awards under the ABDP over New WPP Shares (including, if appropriate, newly issued New WPP Shares or New WPP Treasury Shares) and carry the same into effect with any amendments required and create any schedules to the ABDP that they consider necessary in relation to employees in jurisdictions outside the United Kingdom, with any modifications necessary or desirable to take account of local tax, exchange control or securities laws in overseas territories, provided that any New WPP Shares made available under any such schedule to the ABDP are treated as counting against the relevant limits on individual or overall participation in the ABDP; and

(iii)

ensure that outstanding awards under the WPP Executive Stock Option Plan, the WPP Worldwide Ownership Plan, the WPP 2005 Executive Stock Option Plan, the WPP 2005 Worldwide Ownership Plan, the WPP 2008 Executive Stock Option Plan, the WPP 2008 Worldwide Ownership Plan, the WPP Group plc 2004 Leadership Equity Acquisition Plan, the WPP plc Leadership Equity Acquisition Plan III, the ABDP, the Deferred Stock Units Award Agreements, the 24/7 Media, Inc. 1998 Stock Incentive Plan, the 24/7 Real Media,

Inc. 2002 Stock Incentive Plan and the Taylor Nelson Sofres Worldwide Employee Sharesave Plan, the principal terms of which are summarised in paragraph 13.5 of Part 5 of this document, are ultimately satisfied using New WPP Shares (including newly issued New WPP Shares or New WPP Treasury Shares) and are hereby authorised to take all actions necessary or desirable to so ensure;

(i)

each director of the Company be authorised to vote at any meeting of directors of the Company on any matter connected with the plans or agreements mentioned above and to be counted for the purpose of any resolution regarding those plans or agreements in the quorum at the meeting, notwithstanding that any director of the Company may be interested in those plans or agreements and the provisions in the New WPP Articles be relaxed accordingly, provided that no director of the Company may vote or be counted in the quorum on any matter solely concerning his own participation in those plans or agreements;

(j)

the appointments of Philip Lader, Sir Martin Sorrell, Paul Richardson, Mark Read, Colin Day, Esther Dyson, Orit Gadiesh, Ruigang Li, Stanley Morten, Koichiro Naganuma, John Quelch, Jeffrey Rosen, Timothy Shriver, Paul Spencer and Sol Trujillo as directors of New WPP be confirmed; and

(k)

subject to and conditional upon the Scheme becoming effective, New WPP be authorised pursuant to Article 57 of the Jersey Companies Law to purchase each of the Subscriber Shares held by Paul Delaney and Andrew Scott, pursuant to the purchase contracts in the form approved or such form of purchase contract as any New WPP Director shall (in his sole opinion and absolute discretion) approve.

3.5	Save as disclosed in this Part 5 and in paragraph 7 of Part 1, at the date of this document:

(a)	no share or loan capital of New WPP has been issued or been agreed to be issued fully or partly paid, either for cash or for a consideration other than cash and no such issue is now proposed;

(b)	no commissions, discounts, brokerages or other special terms have been granted in respect of any share capital of New WPP;

(c)	no share or loan capital of New WPP is under option or agreed, conditionally or unconditionally, to be put under option; and

(d)

New WPP has no subsidiaries and accordingly no share or loan capital of any subsidiary has been issued or been agreed to be issued fully or partly paid either for cash or for a consideration other than cash and no such issue is now proposed and no share or loan capital of any subsidiary is under option or agreed, conditionally or unconditionally, to be put under option.

3.6

The New WPP Shares are in registered form and, subject to the provisions of the CREST Regulations, the New WPP Directors may permit the holding of New WPP Shares in uncertificated form and title to such shares may be transferred by means of a relevant system (as defined in the New WPP Articles).

3.7	When admitted to trading, the New WPP Shares will be registered with ISIN JE00B8KF9B49.

3.8	The New WPP Shares have not been marketed to, and are not available for purchase by, the public otherwise than pursuant to the Scheme and related proposals.

3.9	The New WPP Shares will rank pari passu for dividends.

4.	Summary of the memorandum of association of New WPP

Under the Jersey Companies Law, the capacity of a Jersey company is not limited by anything contained in its memorandum or articles of association. Accordingly, the memorandum of association of New WPP (as with WPP) does not contain an objects clause. New WPP’s memorandum of association is available for inspection at the addresses specified in paragraph 30 of this Part 5.

5.	Summary of the New WPP Articles

The New WPP Articles will be substantially similar to the WPP Articles (copies of both of which are available for inspection as described in paragraph 30 of this Part 5) and include provisions to the following effect:

5.1	Rights attaching to New WPP Shares

(a)

Voting rights of New WPP Share Owners – subject to disenfranchisement in the event of: (A) non-payment of any call or other sum due and payable in respect of any New WPP Share; or (B) any non-compliance with any notice requiring disclosure of the beneficial ownership of any New WPP Shares and subject to any special rights or restrictions as to voting for the time being attached to any New WPP Shares (as to which there are none at present), on a show of hands every qualifying person (i.e. New WPP Share Owner, proxy or authorised corporate representative) present has one vote other than every proxy appointed by more than one member entitled to vote on the resolution who has two votes, one vote for and one against the resolution if: (i) one or more of the members instructed him to vote for and one or more of the members instructed him to vote against the resolution; or (ii) one or more of the members instructed him to vote for the resolution and one or more of the members gave him discretion as to how to vote and he exercises his discretion by voting against the resolution; or (iii) one or more of the members instructed him to vote against the resolution and one or more of the members gave him discretion as to how to vote and he exercises his discretion by voting for the resolution, and on a poll every New WPP Share Owner present in person or by proxy has one vote for every New WPP Share of which he is a holder, except that any proxy who has been appointed by the US Depositary shall have such number of votes as equals the number of New WPP Shares in relation to which such proxy has been appointed. In the case of joint holders, the vote of the person whose name stands first in the register of members and who tenders a vote is accepted to the exclusion of any votes tendered by any other joint holders.

(b)

Return of capital on a winding up – the liquidator may, with the sanction of a special resolution of New WPP and any other sanction required by the Jersey Statutes: (A) divide among the New WPP Share Owners in specie the whole or any part of the assets of New WPP; or (B) vest the whole or any part of the assets in trustees on such trusts for the benefit of New WPP Share Owners as the liquidator shall think fit, but no New WPP Share Owner shall be compelled to accept any assets upon which there is any liability.

5.2	Capitalisation of reserves

The New WPP Board may, with the authority of an ordinary resolution of New WPP: (A) resolve to capitalise any sum standing to the credit of any reserve account of New WPP (including share premium account and capital redemption reserve) or any sum standing to the credit of profit and loss account not required for the payment of any preferential dividend (whether or not it is available for distribution); and (B) appropriate that sum as capital to the New WPP Share Owners in proportion to the nominal amount of the New WPP Shares held by them respectively and apply that sum on their behalf in paying up in full any unissued New WPP Shares or debentures of New WPP of a nominal amount equal to that sum and allot the New WPP shares or debentures credited as fully paid to those New WPP Share Owners, or as they may direct, in those proportions or in paying up the whole or part of any amounts which are unpaid in respect of any issued New WPP Shares held by them respectively, or otherwise deal with such sum as directed by the resolution, provided that the share premium account and the capital redemption reserve and any sum not available for distribution in accordance with the Jersey Statutes may only be applied in paying up unissued New WPP Shares to be allotted credited as fully paid up.

5.3	Transfer of shares

(a)

Subject to any restrictions in the New WPP Articles as set out in paragraphs 5.3(b) and 5.7(e) below, a New WPP Share Owner may transfer all or any of his New WPP Shares in any manner which is permitted by the Jersey Statutes and is from time to time approved by the New WPP Board. New WPP shall register the transfer of any New WPP Shares held in uncertificated form by means of a relevant system in accordance with the Jersey Statutes. The New WPP Board may, in its absolute discretion refuse to register any transfer of an uncertificated share where permitted by New WPP Articles and the Jersey Statutes.

(b)

A New WPP Share Owner may transfer all or any of his certificated New WPP Shares by an instrument of transfer in any usual form, or in such other form as the New WPP Board may approve. The instrument of transfer shall be signed by or on behalf of the transferor and, except in the case of a fully paid share, by or on behalf of the transferee. The New WPP Board may, in its absolute discretion, refuse to register any transfer of any certificated New WPP Share which is not fully paid up (but not so as to prevent dealings in New WPP Shares admitted to official listing by the UK Listing Authority from taking place on an open and proper basis) or on which New WPP has a lien. The New WPP Board may also refuse to register any instrument of transfer of a certificated New WPP Share unless it is lodged at the registered office, or such other place as the New WPP Board may decide, for registration, accompanied by the share certificate for the New WPP Shares to be transferred and such other evidence as the New WPP Board may reasonably require to prove title of the intending transferor or his right to transfer the Shares and it is in the respect of only one class of New WPP Share. If the New WPP Board refuses to register a transfer of a certificated New WPP Share it shall, as soon as practicable and in any event within two months after the date on which the instrument of transfer was lodged or the operator-instruction was received, give to the transferee notice of the refusal. The New WPP Board must provide the transferee with such further information about the reasons for the refusal as the transferee may reasonably request. Unless otherwise agreed by the New WPP Board in any particular case, the maximum number of persons who may be entered on the register as joint holders of a New WPP Share is four.

5.4	Changes in capital

(a)	Subject to the provisions of the Jersey Companies Law, New WPP may by special resolution:

(i)	increase its share capital;

(ii)	consolidate and divide all or any of its share capital into New WPP Shares of a larger amount;

(iii)	sub-divide all or part of its share capital into New WPP Shares of a smaller amount;

(iv)

cancel any New WPP Shares which have not, at the date of the special resolution, been taken or agreed to be taken by any person and diminish the amount of its authorised share capital by the amount of the New WPP Shares so cancelled; or

(v)	alter its share capital in any other manner permitted by the Jersey Companies Law.

(b)	Subject to the provisions of the Jersey Companies Law, New WPP may:

(i)	purchase New WPP Shares, including any redeemable shares; and

(ii)	by special resolution, reduce its share capital and any capital redemption reserve or share premium account.

5.5	Authority to allot securities and disapplication of pre-emption rights

(a)

New WPP may from time to time pass an ordinary resolution authorising the New WPP Board to exercise all the powers of New WPP to allot relevant securities (as defined in the New WPP Articles) up to the nominal amount specified in the resolution. The authority shall expire on the day specified in the resolution, not being more than five years after the date on which the resolution is passed.

(b)

On the passing of a special resolution, the New WPP Board shall have power to allot equity securities wholly for cash but that power shall be limited: (A) to the allotment of equity securities in connection with a rights issue; and (B) to the allotment (other than in connection with a rights issue) of equity securities having a nominal amount not exceeding in aggregate the sum specified in the special resolution.

5.6	Variation of rights

Whenever the share capital of New WPP is divided into different classes of shares (which it is not as at the date of this document), all or any of the rights for the time being attached to any class of shares in issue may, subject to the Jersey Statutes, be varied, either in such manner as those rights may provide or with the consent in writing of the holders of two-thirds in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of those shares. At any separate general meeting, the necessary quorum is two persons holding or representing by proxy at least one-third in nominal amount of the issued shares of the class in question (but at any adjourned meeting, one person holding shares of the class or his proxy is a quorum).

5.7	Disclosure of interests in New WPP Shares

(a)	New WPP may give a disclosure notice to any person whom it knows or has reasonable cause to believe is either:

(i)	interested in the Company’s shares; or

(ii)	has been so interested at any time during the three years immediately preceding the date on which the disclosure notice is issued.

(b)	The disclosure notice may require the person:

(i)	to confirm that fact or (as the case may be) to state whether or not it is the case; and

(ii)	if he holds, or has during that time held, any such interest, to give such further information as may be required.

(c)	The notice may require the person to whom it is addressed, where either:

(i)	his interest is a present interest and another interest in the shares subsists; or

(ii)	another interest in the shares subsisted during that three year period at a time when his interest subsisted,

to give, so far as lies within his knowledge, such particulars with respect to that other interest as may be required by the notice including:

(A)	the identity of persons interested in the shares in question; and

(B)

whether persons interested in the same shares are or were parties to either an agreement to acquire interests in a particular company, or an agreement or arrangement relating to the exercise of any rights conferred by the holding of the shares.

(d)

The notice may require the person to whom it is addressed, where his interest is a past interest, to give (so far as lies within his knowledge) particulars of the identity of the person who held that interest immediately upon his ceasing to hold it.

(e)

Failure to provide the information within 14 days after the notice has been given means that the holder of the relevant shares shall not be entitled to vote either personally or by proxy at a shareholders’ meeting or to exercise any other right confirmed by membership in relation to shareholder meetings for so long as the default continues (and, if those shares represent at least 0.25 per cent. of the issued shares of the class, the holder shall not be entitled to receive any payment by way of dividend or to transfer any rights in the shares).

5.8	Register of members

The register of members of New WPP must be kept and maintained in Jersey.

5.9	Uncertificated New WPP Shares – general powers

Subject to the Jersey Companies Law and the CREST Regulations, the board may permit any class of shares to be held in uncertificated form and to be transferred by means of a relevant system and may revoke such permission. In relation to any uncertificated New WPP Share, New WPP may utilise the relevant system in which it is held to the fullest extent available from time to time in the exercise of any of its powers or functions under the Jersey Statutes or the New WPP Articles or otherwise in effecting any actions. Any provision in the New WPP Articles in relation to uncertificated New WPP Shares which is inconsistent with any applicable statutory provision shall not apply. New WPP may, by notice to the holder of an uncertificated share, require the holder to change the form of that New WPP Share to certificated form within such period as may be specified in the notice. For the purpose of effecting any action by New WPP, the New WPP Board may determine that holdings of the same New WPP Share Owner in uncertificated form and in certificated form shall be treated as separate holdings but shares of a class held by a person in uncertificated form shall not be treated as a separate class from shares of that class held by that person in certificated form.

5.10	Directors

(a)	The New WPP Directors (other than alternate New WPP Directors) shall not, unless otherwise determined by an ordinary resolution of New WPP, be fewer than six in number.

(b)	A New WPP Director need not be a New WPP Share Owner.

(c)

At each annual general meeting every New WPP Director who held office on the date seven days before the date of the notice of annual general meeting shall retire from office but shall be eligible for re-election.

(d)

The New WPP Directors shall be paid fees not exceeding in aggregate £2,000,000 per annum (or such larger sum as New WPP may, by ordinary resolution, determine) as the New WPP Board may decide to be divided among them. Such fee shall be divided among them in such proportion and manner as they may agree or, failing agreement, equally.

(e)

The New WPP Board may grant special remuneration to any New WPP Director who performs any special or extra services to, or at the request of, New WPP. Special remuneration may be payable to a New WPP Director in addition to his ordinary remuneration (if any) as a New WPP Director.

(f)

The New WPP Directors shall also be paid out of the funds of New WPP all expenses properly incurred by them in and about the discharge of their duties, including their expenses of travelling to and from the meetings of the New WPP Board, committee meetings and general meetings.

(g)

The board may exercise all the powers of the Company to: (i) pay, provide, arrange or procure the grant of pensions or other retirement benefits, death, disability or sickness benefits, health, accident and other insurances or other such benefits, allowances, gratuities or insurances, including in relation to the termination of employment, to or for the benefit of any person who is or has been at any time a director of the Company or in the employment or service of the Company or of any body corporate which is or was associated with the Company or of the predecessors in business of the Company or any such associated body corporate, or the relatives or dependants of any such person. For that purpose the board may procure the establishment and maintenance of, or participation in, or contribution to, any pension fund, scheme or arrangement and the payment of any insurance premiums; (ii) establish, maintain, adopt and enable participation in any profit sharing or incentive scheme including shares, share options or cash or any similar schemes for the benefit of any director or employee of the Company or of any associated body corporate, and, subject to any restrictions under applicable legislation, to lend money to any such director or employee or to trustees on their behalf to enable any such schemes to be established, maintained or adopted; and (iii) support and subscribe to any institution or association which may be for the benefit of the Company or of any associated body corporate or any directors or employees of the Company or associated body corporate or their relatives or dependants or connected with any town or place where the Company or an associated body corporate carries on business, and to support and subscribe to any charitable or public object whatsoever.

(h)

Subject to any applicable statutory provisions and to declaring his interests in accordance with New WPP Articles, a New WPP Director may enter into or be interested in any transaction or arrangement with New WPP, either with regard to his tenure of any office or position in the management, administration or conduct of the business of New WPP, or as vendor, purchaser or otherwise. A New WPP Director may hold and be remunerated in respect of any other office or place of profit with New WPP (other than the office of auditor of New WPP) in conjunction with his office as New WPP Director and he (or his firm) may also act in a professional capacity for New WPP (except as auditor) and may be remunerated for it.

(i)

A New WPP Director who, to his knowledge, is in any way, whether directly or indirectly, interested in a transaction or arrangement or a proposed transaction or arrangement with New WPP or any of its subsidiaries, or if any situation exists in which a New WPP Director has or can have a direct or indirect interest which conflicts with or may conflict with the interests of New WPP, shall disclose to the Company the nature and extent of the interest or situation in accordance with the New WPP Articles.

(j)

A New WPP Director shall not vote or be counted in the quorum at a meeting in respect of any resolution concerning his own appointment (including fixing and varying its terms), or the termination of his own appointment, as the holder of any office or place of profit with New WPP or any other company in which New WPP is interested but, where proposals are under consideration concerning the appointment (including fixing or varying its terms), or the termination of the appointment, of two or more New WPP Directors to offices or places of profit with New WPP or any company in which New WPP is interested, those proposals may be divided and considered in relation to each New WPP Director separately, and in such case each of the New WPP Directors concerned (if not otherwise debarred from voting under the New WPP Articles) shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment or the termination of his own appointment.

(k)

A New WPP Director shall not vote (or be counted in the quorum at a meeting) in respect of any transaction or arrangement or other proposal in which he has an interest which (together with any interest of a connected person) is to his knowledge a direct or indirect interest and as may reasonably be required as likely to give rise to a conflict. Notwithstanding the above, a New WPP Director shall be entitled to vote (and be counted in the quorum) on: (A) any transaction or arrangement in which he is interested by virtue of an interest in New WPP Shares, debentures or other securities of New WPP or otherwise in or through New WPP; (B) the giving of any guarantee, security or indemnity in respect of money lent or obligations incurred by him or by any other person at the request of, or for the benefit of, New WPP or any of its subsidiaries; or a debt or obligation of New WPP or any of its subsidiaries for which he himself has assumed responsibility under a guarantee or indemnity or by the giving of security; (C) (subject to the Jersey Statutes) indemnification (including loans made in connection with it) by New WPP in relation to the performance of his duties on behalf of New WPP or any of its subsidiaries; (D) any issue or offer of New WPP Shares, debentures or other securities of New WPP or any of its subsidiaries in respect of which he is or may be entitled to participate in his capacity as holder of any such securities or as an underwriter or sub-underwriter; (E) any transaction or arrangement concerning another company in which he and any connected person do not to his knowledge hold, directly or indirectly as shareholders, or through their direct or indirect holdings of financial instruments (within the meaning of Chapter 5 of the Disclosure and Transparency Rules) voting rights representing one per cent. or more of any class of shares in the capital of such company; (F) any arrangement for the benefit of employees of New WPP or any of its subsidiaries which does not accord to him any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and (G) the purchase or maintenance of insurance for the benefit of the New WPP Directors or for the benefit of persons including New WPP Directors.

(l)	The Company shall not make a payment for loss of office to a New WPP Director unless the payment has been approved by an ordinary resolution of the Company.

5.11	General meetings

(a)

The New WPP Board shall convene, and New WPP shall hold, an annual general meeting in accordance with the Jersey Statutes. Other general meetings shall be held whenever the New WPP Board thinks fit or on the requisition of New WPP Share Owners in accordance with the Jersey Statutes or the New WPP Articles.

(b)	An annual general meeting shall be called by not less than 21 days’ written notice and any other general meeting shall be called by not less than 14 clear days’ written notice.

(c)	The requisite quorum for general meetings of New WPP shall be two qualifying persons, entitled to vote on the business to be transacted at the meeting.

5.12	Borrowing powers

The New WPP Board may exercise all the powers of New WPP to borrow money and to mortgage or charge all or any part of its undertaking, property and assets (both present and future) and uncalled capital and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligations of New WPP or of any third party. The New WPP Board shall restrict the borrowings of New WPP and exercise all voting and other rights or powers of control exercisable by New WPP in relation to its subsidiaries (if any) so as to secure (as regards subsidiaries only so far as by such exercise it can secure) that the aggregate principal amount outstanding at any time in respect of all borrowings by the WPP Group (exclusive of any borrowings which are owed by one New WPP Group company to another WPP Group company) after deducting the amount of cash deposited will not, without the previous sanction of New WPP in general meeting, exceed an amount equal to 2.5 times the adjusted capital and reserves (as defined in the New WPP Articles) or any higher limit fixed by ordinary resolution of New WPP which is applicable at the relevant time.

To date, no resolution of the type referred to in this paragraph has been passed.

5.13	Dividends

(a)

Declaration of dividends – subject to the provisions of the Jersey Companies Law, New WPP may, by ordinary resolution, declare a dividend to be paid to the New WPP Share Owners, according to their respective rights and interests in the profits, and may fix the time for payment of such dividend, but no dividend shall exceed the amount recommended by the New WPP Board.

(b)

Fixed and interim dividends – subject to the provisions of the Jersey Companies Law, the New WPP Board may pay such interim dividends as appear to the New WPP Board to be justified by the financial position of New WPP and may also pay any dividend payable at a fixed rate at intervals settled by the New WPP Board whenever the financial position of New WPP, in the opinion of the New WPP Board, justifies its payment. If the New WPP Board acts in good faith, none of the New WPP Directors shall incur any liability to the New WPP Share Owners conferring preferred rights for any loss such New WPP Share Owners may suffer in consequence of the lawful payment of an interim dividend on any New WPP Shares having non-preferred or deferred rights.

(c)

Calculation and currency of dividends – except insofar as the rights attaching to, or the terms of issue of, any New WPP Share otherwise provide: (A) all dividends shall be declared and paid according to the amounts paid up on the New WPP Shares in respect of which the dividend is paid, but no amount paid up on a New WPP Share in advance of calls shall be treated as paid up on the New WPP Share; (B) all dividends shall be apportioned and paid pro rata according to the amounts paid up on the New WPP Shares during any portion or portions of the period in respect of which the dividend is paid; (C) any amount paid by New WPP by way of dividend will be deemed to include any amount that New WPP may be compelled by law to withhold or deduct; and (D) dividends may be declared or paid in any currency. The New WPP Board may agree with any New WPP Share Owner that dividends which may at any time or from time to time be declared or become due on his New WPP Shares in one currency shall be paid or satisfied in another, and may agree the basis of conversion to be applied and how and when the amount to be paid in the other currency shall be calculated and paid and for New WPP or any other person to bear any costs involved.

(d)

Dividends not to bear interest – no dividend or other moneys payable by New WPP on or in respect of any New WPP Share shall bear interest as against New WPP unless otherwise provided by the rights attached to the New WPP Share.

(e)

Calls or debts or amounts required by law may be deducted from dividends – the New WPP Board may deduct from any dividend or other moneys payable to any person (either alone or jointly with another) on or in respect of a New WPP Share all such sums as may be due from him (either alone or jointly with another) to New WPP on account of calls or otherwise in relation to New WPP Shares.

(f)

Dividends in specie – with the authority of an ordinary resolution of New WPP and on the recommendation of the New WPP Board, payment of any dividend may be satisfied wholly or in part by the distribution of specific assets and in particular of paid up shares or debentures of any other company.

(g)

Scrip dividends – the New WPP Board may, with the authority of an ordinary resolution of New WPP, offer any New WPP Share Owners the right to elect to receive further shares (whether or not of that class) credited as fully paid, by way of scrip dividend instead of cash in respect of all (or some part) of any dividend specified by the ordinary resolution.

(h)	Unclaimed dividends – any dividend unclaimed for a period of 12 years after having become due for payment shall be forfeited and cease to remain owing by New WPP.

5.14	Forfeiture of New WPP Shares

(a)

If the whole or any part of any call or instalment remains unpaid on any New WPP Share after the due date for payment, the New WPP Board may serve a written notice on the New WPP Share Owner requiring him to pay so much of the call or instalment as remains unpaid, together with any accrued interest.

(b)

The written notice shall state a further day, being not less than 14 clear days from the date of the notice, on or before which, and the place where, payment is to be made and shall state that, in the event of non-payment on or before the day and at the place appointed, the New WPP Share in respect of which the call was made or instalment is payable will be liable to be forfeited.

(c)

If the requirements of a notice are not complied with, any New WPP Share in respect of which it was given may (before the payment required by the notice is made) be forfeited by a resolution of the New WPP Board. The forfeiture shall include all dividends declared and other moneys payable in respect of the forfeited New WPP Share and not actually paid before the forfeiture.

(d)

Every New WPP Share which is forfeited or surrendered shall become the property of New WPP and (subject to the Jersey Statutes) may be sold, re-allotted or otherwise disposed of, upon such terms and in such manner as the New WPP Board shall decide either to the person who was before the forfeiture the New WPP Share Owner or to any other person and whether with or without all or any part of the amount previously paid up on the New WPP Share being credited as so paid up.

5.15	Website communication with New WPP Share Owners

The New WPP Articles enable New WPP to use its website as a means of sending or supplying documents or information to New WPP Share Owners. Before communicating with a New WPP Share

Owner by means of its website, New WPP must have asked the New WPP Share Owner, individually, to agree (generally or specifically) that New WPP may send or supply documents or information to him by means of a website. A member shall be deemed to have agreed that New WPP may send or supply a document or information by means of a website if no response to the request is received within 28 days. When communicating with New WPP Share Owners by means of website communications, New WPP will notify the New WPP Share Owners (by post or other permitted means) of the presence of a document or information on the website.

5.16	Directors’ indemnity, insurance and defence

As far as the legislation allows, New WPP may:

(a)	indemnify any New WPP Director (or of an associated body corporate) against any liability;

(b)

indemnify a director of a company that is a trustee of an occupational pension scheme for employees (or former employees) of New WPP (or of an associated body corporate) against liability incurred in connection with New WPP’s activities as trustee of the scheme;

(c)	purchase and maintain insurance against any liability for any director referred to in paragraph (a) or (b) above; and

(d)

provide any director referred to in paragraph (a) or (b) above with funds (whether by loan or otherwise) to meet expenditure incurred or to be incurred by him in defending any criminal, regulatory or civil proceedings or in connection with an application for relief (or to enable any such director to avoid incurring such expenditure).

6.	Takeover bids

6.1

Neither WPP nor New WPP is currently subject to any mandatory takeover bid nor has WPP’s equity been the subject of any public takeover bid by third parties during either the last or the current financial year.

6.2

The City Code will apply to New WPP. Under the City Code, if an acquisition of New WPP Shares were to increase the aggregate holding of an acquirer and its concert parties to New WPP Shares carrying 30% or more of the voting rights in New WPP, the acquirer (and, depending upon the circumstances, its concert parties) would be required, except with the consent of the Panel on Takeovers and Mergers, to make a cash offer for the outstanding New WPP Shares at a price not less than the highest price paid for the New WPP Shares by the acquirer or its concert parties during the previous 12 months. A similar obligation to make such a mandatory offer would also arise on the acquisition of New WPP Shares by a person holding (together with its concert parties) New WPP Shares carrying between 30% and 50% of the voting rights in New WPP if the effect of such acquisition were to increase that person’s percentage of the voting rights they hold in New WPP Shares.

6.3

The Jersey Companies Law provides that where a person (the Offeror) makes a takeover offer to acquire all of the shares (or all of the shares of any class) in a Jersey company (other than any shares already held by the Offeror at the date of the offer), if the Offeror has by virtue of acceptances of the offer acquired or contracted to acquire not less than 90% in nominal value of the shares (or class of shares) to which the offer relates, the Offeror may (subject to the requirements of the Jersey Companies Law), by notice to the holders of the shares (or class of shares) to which the offer relates which the Offeror has not already acquired or contracted to acquire, compulsorily acquire those shares. A holder of any shares who receives a notice of compulsory acquisition may, within six weeks from the date on which such notice was given, apply to the Jersey Court for an order that the Offeror not be entitled and bound to purchase the holder’s shares or that the Offeror purchase the holder’s shares on terms different to those of the Offeror’s offer.

6.4

Where before the end of the period within which the takeover offer can be accepted, the Offeror has by virtue of acceptances of the offer acquired or contracted to acquire not less than 90% in nominal value of all of the shares (or all of the shares of a particular class) of the Jersey company, the holder of any shares (or class of shares) to which the offer relates who has not accepted the offer may, by written notice to the Offeror, require the Offeror to acquire the holder’s shares. The Offeror shall (subject to the requirements of the Jersey Companies Law) be entitled and bound to acquire the holder’s shares on the terms of the offer or on such other terms as may be agreed. Where a holder gives the Offeror a notice of compulsory acquisition, each of the Offeror and the holder of the shares is entitled to apply to the Jersey Court for an order that the terms on which the Offeror is entitled and bound to acquire the holder’s shares shall be such as the court thinks fit.

7.	New WPP Directors

7.1

Philip Lader, Sir Martin Sorrell, Paul Richardson, Mark Read, Colin Day, Esther Dyson, Orit Gadiesh, Ruigang Li, Stanley Morten, Koichiro Naganuma, John Quelch, Jeffrey Rosen, Timothy Shriver, Paul Spencer and Sol Trujillo were appointed as directors of New WPP on 1 November 2012.

7.2	The New WPP Directors, their functions and their biographies are set out below:

Name: Philip Lader	Position: Non-executive Chairman	Age: 66

Philip Lader was appointed chairman of WPP in 2001. The US Ambassador to the Court of St James’s from 1997 to 2001, he previously served in several senior executive roles in the US government, including as a member of the President’s Cabinet and as White House Deputy Chief of Staff. Before entering government service, he was executive vice president of the company managing the late Sir James Goldsmith’s US holdings and president of both a prominent American real estate company and universities in the US and Australia. A lawyer, he is also a senior adviser to Morgan Stanley, a director of Marathon Oil, Rusal and AES Corporations, a trustee of the Smithsonian Museum of American History and the Atlantic Council and a member of the Council on Foreign Relations.

Name: Sir Martin S Sorrell	Position: Chief Executive	Age: 67

Sir Martin Sorrell joined WPP in 1986 as a director, becoming WPP Group chief executive in the same year. He is a non-executive director of Formula One and Alcoa Inc.

Name: Paul W G Richardson	Position: Finance Director	Age: 54

Paul Richardson became WPP Group finance director in 1996 after four years with WPP as director of treasury. He is responsible for the WPP Group’s worldwide functions in finance, information technology, procurement, property, treasury, taxation, internal audit and sustainability. He is a chartered accountant and a fellow of the Association of Corporate Treasurers. He is a non-executive director of CEVA Group plc, Chime Communications plc and STW Communications Group Limited in Australia, the last two being companies associated with the WPP Group.

Name: Mark J Read	Position: Strategy Director and CEO WPP Digital	Age: 45

Mark Read was appointed a director of WPP in March 2005. He has been WPP’s Director of Strategy since 2002 and is also chief executive officer of WPP Digital. He is a member of the Supervisory Board of HighCo and a director of CHI & Partners. He worked at WPP between 1989 and 1995 in both parent and operating company roles. Before rejoining WPP in 2002, he was a principal at the consultancy firm of Booz-Allen & Hamilton. He subsequently founded and developed Web Rewards in the UK.

Name: Colin Day	Position: Non-executive Director	Age: 57

Colin Day was appointed a non-executive director of WPP in July 2005. He is the Chief Executive of Filtrona plc and a non-executive director of Amec. He was the group finance director of Reckitt Benckiser plc, until April 2011, having been appointed to its board in September 2000. Previously he has been group finance director of Aegis Group plc and held a number of senior finance positions with the ABB Group plc and De La Rue Group plc. He was a non-executive director of Vero Group plc until 1998, Bell Group plc until 2004, Imperial Tobacco plc until February 2007, easyJet plc until September 2005 and Cadbury plc until 2010.

Name: Esther Dyson	Position: Non-executive Director	Age: 61

Esther Dyson was appointed a director of WPP in 1999. In 2004, she sold her business, EDventure Holdings, to CNET Networks, the US-based writer interactive media company now owned by CBS. She left CNET at the end of 2006 and now operates as an independent investor and writer under the name EDventure. She has been highly influential for the past 25 years on the basis of her insights into online/ information technology markets and their social impact worldwide, including the emerging markets of Central & Eastern Europe, Asia and Africa. An active investor as well as an analyst/observer, she participated in the sale of Flickr to Yahoo!, and of Medstory and Powerset to Microsoft. She sits on the boards of Russia’s leading search company Yandex (YNDX) and also non-listed start-ups including 23andMe, Airship Ventures, Eventful.com, Evernote, Meetup Inc., NewspaperDirect (Canada), Voxiva (US) and XCOR Aerospace (US). Her current investments include Gridpoint, LinkedIn, Nomanini, Omada Health and Square. She is also active in public affairs and was founding chairman of ICANN, the domain name policy agency, from 1998 to 2000. She currently sits on the board of the Sunlight Foundation, which advocates transparency in government and writes a monthly column for Project Syndicate (www.project-syndicate.org) which is distributed worldwide.

Name: Orit Gadiesh	Position: Non-executive Director	Age: 61

Orit Gadiesh was appointed a director in April 2004. She is chairman of Bain & Company Inc., and a world-renowned expert on management and corporate strategy. She holds an MBA from Harvard Business School, was a Baker Scholar and was also presented the Brown Award. Ms. Gadiesh is a member of the Foundation Board for the World Economic Forum as well a member of the International Business Council of the World Economic Forum. She is on the Board of Directors of The Peres Institute for Peace, sits on the International Advisory Board of The Atlantic Council of the United States, and the Advisory Board for the British-American Business Council, as well as an Advisory Board member at the China Europe International Business School (CEIBS). She is the Chairman of the International Business Leaders’ Advisory Council for the Mayor of Shanghai (IBLAC) and sits on the International Advisory Board at HEC School of Management in France.

Name: Ruigang Li	Position: Non-executive Director	Age: 43

Ruigang Li was appointed a director of WPP in October 2010. He is Chairman of China Media Capital (CMC). CMC is the first and only sovereign private equity fund dedicated to the media sector in China and abroad. In 2010, CMC forged a strategic partnership with News Corporation’s Star China to jointly develop growth opportunities on operational and investment platforms within China and beyond. Li was president of Shanghai Media Group (SMG) between 2002 and 2011. Under Li’s Leadership, Shanghai Media Group, a multimedia conglomerate based in Shanghai, built the most complete portfolio of media and related businesses and became one of the world’s largest providers and distributors of Chinese language media contents and services. SMG’s business scope spans multiple platforms and disciplines of television, radio, print media, digital media, content distribution, e-commerce, live theatre entertainment and education.

Name: Stanley W Morten	Position: Non-executive Director	Age: 69

Stanley (Bud) Morten was appointed a director of WPP in 1991. He is a consultant and private investor. From 2003 to 2009 he was the Independent Consultant to Citigroup/Smith Barney with responsibility for its independent research requirements. Previously he was the chief operating officer of Punk, Ziegel & Co, a New York investment banking firm with a focus on the healthcare and technology industries. Before that he was the managing director of the equity division of Wertheim Schroder & Co, Inc. in New York. He is a former non-executive director of Register.com, which was sold to a private equity firm in November 2005 and of The Motley Fool, Inc. He is also a non-executive director of Darien Rowayton Bank, a private company.

Name: Koichiro Naganuma	Position: Non-executive Director	Age: 67

Koichiro Naganuma was appointed a director of WPP in 2004. He is chairman of the Board of Asatsu-DK Inc. He is also Vice Chairman of Japan Advertising Association and Chairman of the Japan Advertising Industry Pension Fund.

Name: John A Quelch	Position: Non-executive Director	Age: 61

John Quelch was appointed a director of WPP in 1988. He is the Dean, Vice President and Distinguished Professor of International Management at China Europe International Business School in Shanghai. Between 2001 and 2011 he was the Lincoln Filene Professor of Business Administration and Senior Associate Dean at Harvard Business School. Between 1998 and 2001 he was Dean of the London Business School. Between 2002 and 2011 he served as chairman of the Massachusetts Port Authority, the Honorary Consul General of the Kingdom of Morocco and as Honorary Chairman of the British American Business Council of New England. Professor Quelch’s writings focus on global business practice in emerging as well as developed markets, international marketing and the role of the multinational corporation and the nation state. He is a non-executive director of Alere, Inc and a member of the Trilateral Commission and the Council on Foreign Relations. He served previously on the boards of Blue Circle Industries plc, easyJet plc, Pentland Group plc, Pepsi Bottling Group and Reebok International Limited. In the 2011 Honours List he was awarded a CBE for services to the promotion of British business.

Name: Jeffrey A Rosen	Position: Non-executive Director	Age: 65

Jeffrey Rosen was appointed a director of WPP in December 2004. He is a deputy chairman and managing director of Lazard with over 30 years’ experience in international investment banking and corporate finance. He is a member of the Council on Foreign Relations and is President of the Board of Trustees of the International Center of Photography in New York.

Name: Timothy A Shriver	Position: Non-executive Director	Age: 53

Tim Shriver was appointed a director of WPP in August 2007. He is a social leader, educator, activist, film producer and business entrepreneur. As Chairman and CEO of Special Olympics, he serves nearly four million Special Olympic athletes in 180 countries all working to promote health, education, and unity through the joy of sports. Before joining Special Olympics in 1995, he was (and remains) a leading educator focusing on the social and emotional factors in learning. He co-founded and currently chairs the Collaborative for Academic, Social and Emotional Learning (CASEL), the leading research organisation in the field of social and emotional learning. He is a member of the Council on Foreign Relations, and is a non-executive director of Neogenix Oncology and Fisker Automotive.

Name: Paul Spencer	Position: Non-executive Director	Age: 62

Paul Spencer was appointed a director of WPP in April 2004. He is a financier with 20 years’ experience in the financial management of a number of blue chip companies, including British Leyland plc, Rolls Royce plc, Hanson plc and Royal & Sun Alliance plc. He has held a number of non-executive directorships including until 2009 Chairman of NS&I (National Savings and Investments). He is the chairman of State Street Managed Pension Funds and chairs audit at TR Property Investment Trust plc. He is the Independent Trustee of BT, BA and Rolls Royce Group pension funds. He is Chairman of Hermes Asset Managers Ltd. In the 2010 Honours List he was awarded a CBE for services to the financial services industry. Paul is a governor of Motability, a UK charity for the disabled.

Name: Sol Trujillo	Position: Non-executive Director	Age: 60

Sol Trujillo was appointed a director of WPP in October 2010. He is an international business executive with three decades’ experience as CEO of large market cap global companies in the US, the EU and Asia Pacific, including US West (now CenturyLink), Orange (now France Telecom) and Telstra, the Australian communications company. A digital pioneer operating in the telecommunications, technology, and media space, he has been a long-time champion of high-speed broadband and a pioneer and innovator of smartphone and the mobile internet to stimulate productivity and innovation across all sectors of the economy. He has managed operations in more than 25 countries – including developed and emerging markets from the EU and North America to China, South Asia, Africa and the Middle East. He currently sits on corporate boards in the US, EU and China – including Target and ProAmerica Bank in the US and, in Asia, Silk Road Technologies in China, where he is board chairman. In the public sector, Mr Trujillo served as trade policy advisor to the Clinton and Bush administrations and remains active on public policy issues related to immigration, trade, productivity and fiscal affairs.

7.3	The business address of each of the New WPP Directors is 27 Farm Street, London, W1J 5RJ.

7.4

In addition to their directorships of New WPP, WPP and companies in the WPP Group, the Directors hold or have held the following directorships and/or are or have been partners of the following partnerships in the past five years before the date of this document:

Name	Position	Company/Partnership	Position still held (Yes/No)
Philip Lader	Chairman	AES Corporation	Y
	(non-executive)	Lloyd’s of London	N
		Marathon Oil Corporation	Y
		Rusal Corporation	Y
		Songbird Estates plc	N
		Executive Office Group Ltd.	N
		Duck Creek Technologies Ltd.	N
		Morgan Stanley Russia	N
		United Company Rusal	Y
		First Southern Corp.	Y
		LFI Inc.	Y
		The Atlantic Council	Y
		Salzburg Global Seminar	Y
		Liberty Fellows	Y
		Nelson Mullins Riley & Scarborough	Y
Morgan Stanley Global Real Estate & Infrastructure
		Funds[1]	Y
		British Museum	N
		St Paul’s Cathedral Foundation	N

Name	Position	Company/Partnership	Position still held (Yes/No)
		21st Century Fund	N
Sir Martin Sorrell	Chief Executive	Colefax Group plc	N
	Officer	JMS Financial Services Limited	Y
		JMS Financial Services (No 2) Limited	Y
		Cherwell Films LLP	Y
		Clyde Films LLP	Y
		Formula One	Y
		Pruway Investments Ltd	Y
		Alcoa Inc.	Y
Paul Richardson	Finance Director	STW Communications Group Limited	Y
		Chime Communications plc	Y
		Internet Crimes Group, Inc.	Y
		CEVA Group Plc	Y
		IntegriChain	Y
Mark Read	Executive	CHI & Partners Limited	Y
	Director	HighCo	Y
Colin Day	Non-Executive	ERH Propack Limited[2]	N
	Director	Crookes Healthcare Limited	N
		Green, Young & Company Limited	N
		Glasgow Square Limited	N
		Hamol Limited	N
		Helpcentral Limited	N
		Linden Germany A Limited	N
		Linden Germany B Limited	N
		Lloyds Pharmaceuticals	N
		Nurofen Limited	N
		Optrex Limited	N
		RB Finance (France) Limited[3]	N
		RB Holdings (Nottingham) Limited	N
		RB Holdings Finance (France) Limited	Y
		RB Reigate (UK) Limited	N
		Reckitt Benckiser plc	N
		Reckitt Benckiser Healthcare (Central & Eastern Europe) Limited	N
		Reckitt Benckiser Healthcare (CIS) Limited	N
		Reckitt Benckiser Healthcare (MEMA) Limited	N
		Reckitt Benckiser Healthcare International Limited	N
		Reckitt Benckiser Treasury Services plc	N
		Reckitt Benckiser Group plc	N
		Reckitt Benckiser Treasury (2007) Limited	N
		Reckitt Benckiser Expatriate Services Limited	N
		Reckitt Benckiser Finance (2005) Limited	N
		Reckitt Benckiser (USA) Limited	N
		Reckitt Benckiser Luxembourg (No.1) Limited[4]	N
		Reckitt Benckiser Luxembourg (No.2) Limited[5]	N
		Reckitt Benckiser Luxembourg (No.3) Limited[6]	N
		Reckitt Benckiser Luxembourg (No.4) Limited[7]	N
		Reckitt Benckiser Service Bureau Limited	N
		Reckitt Benckiser (Grosvenor) Holdings Limited	N
		Suffolk Finance Company Limited	N
		Flyglass Limited	Y
		Filtrona plc	Y
		Filtrona International Ltd	Y
		Filtrona Finance Ltd	Y
		AMEC plc	Y

Name	Position	Company/Partnership	Position still held (Yes/No)
Esther Dyson	Non-Executive	Manugistics Group, Inc.	N
	Director	Scala Business Solutions N.V	N
		Graphisoft R&D Rt	N
		ComputerLand Poland S.A.	N
		Living Systems AG	N
		Trustworks Group, Inc.	N
		Cybiko, Inc.	N
		KeySystem	N
		Electrobug Limited	N
		Meetup, Inc.	Y
		NewspaperDirect, Inc.	Y
		CVO Group	N
		Eventful[8]	Y
		Yandex	Y
		Vatera (Hungary) Kft	Y
		Midentity Limited[9]	N
		Voxiva	Y
		Boxbe	N
		Evernote	Y
		XCOR Aerospace	Y
		Airship Ventures	Y
		23andMe	Y
Orit Gadiesh	Non-Executive	Bain & Company	Y
	Director	Federal Reserve Bank of New England	N
Ruigang Li	Non-Executive	China Media Capital	Y
	Director	Shanghai Media Group	N
Stanley Morten	Non-executive	Darien Rowayton Bank	Y
	Director	Morten Paper and Metal, Inc.	N
		The Motley Fool, Inc.	N
		Register.com, Inc.	N
Koichiro Naganuma	Non-Executive
	Director	Asatsu-DK, Inc.	Y
John Quelch	Non-executive
	Director	Alere, Inc	Y
		Pepsi Bottling Group, Inc.	N
		Inverness Medical Innovations, Inc.	N
		Loyalty Management UK Limited	N
		Pentland Group plc	N
		Blue Circle Industries plc	N
		The Stars Foundation	Y
Jeffrey Rosen	Non-Executive
	Director	Lazard Freres & Co. Limited	Y
		Lazard & Co., Europe Limited	Y
		Lazard & Co. S.r.l.	Y
		Lazard Asesores Financieros, S.A.	Y
		Lazard AB	Y
		Lazard Investments S.r.l.	Y
		Lazard Services Holdings Limited	Y
		Lazard & Co., Limited	Y
		Lazard & Co., Services Limited	Y
		Lazard & Co., Holdings Limited	Y
		Lazard Alternative Investments Holdings LLC	Y
		Haojile Five Limited[10]	Y
		Haojile Four Limited[11]	Y
		Cypress Air LLC	N
		Wasserstein Perella & Co. Holdings. Inc.	N
		Wasserstein Perella & Co., Inc.	N

Name	Position	Company/Partnership	Position still held (Yes/No)
		Dresdner Kleinwort Wasserstein, Inc.	N
		Wasserstein Perella & Co. Japan, Ltd.	N
		Wasserstein Perella & Co. Ltd.	N
		Wasserstein Perella & Co. Pacific, Ltd.	N
		Wasserstein Perella Emerging Markets, Inc.	N
		Wasserstein Perella (France) S.A.	N
		Wasserstein Perella Group Holdings, LLC.	N
		Wasserstein Perella Securities Limited	N
		WPEM Asset Management, Inc.	N
		WP Plan Management Partners, Inc.	N
		WP Plan Management Partners IT, Inc.	N
		Wasserstein Perella	N
		Wasserstein Perella International	N
		Dresdner Kleinwort Wasserstein	N
Timothy Shriver	Non-Executive	Lovin Scoopful LLC	Y
	Director	NCLC	Y
		CASEL	Y
		Special Olympics	Y
Paul Spencer	Non-Executive	Britannic Assurance plc	N
	Director	Britannic Group plc	N
		British American Tobacco UK Pension Fund Trustee	N
Limited
		Royal Sun Alliance Group plc	N
		Cavendish Insurance Limited	N
		CMC Markets plc	N
		CMC Markets UK plc	N
		Commercial Bridging Limited	N
		GHK Asset Management Limited	N
		Goshawk Insurance Holdings plc	N
		London Wall Trustees Limited	N
		MH (GB) Limited	Y
		National Savings and Investments	Y
		Nipponkoa Insurance Company (Europe) Limited	Y
		Recommend Limited	N
		Sovereign Reversions plc	Y
		State Street Managed Pension Funds Limited	Y
		TR Property Investment Trust plc	Y
		Trustco Finance plc	Y
		Trust Union Finance (1991) plc	Y
		P and L Partnership	Y
		Victoria Square Gardens Limited	Y
		Beachcroft Wansborough	N
Sol Trujillo	Non-Executive	Target	Y
	Director	ProAmerica Bank	Y
		Silk Road Technologies	Y
		CenturyLink	N
		Orange	N
		Telstra	N

Notes:

1.	Member of Investment Committee.
2.	Formerly called E.R. Howard Limited.
3.	Dissolved 11 March 2009.
4.	Formerly called Reckitt Benckiser Finance (Subsidiary) Company Limited.
5.	Formerly called Reckitt Benckiser USA Finance (No 1 Subsidiary) Limited.
6.	Formerly called Reckitt Benckiser USA Finance (No 2 Subsidiary) Limited.
7.	Formerly called Reckitt Benckiser USA Finance (No 3 Subsidiary) Limited.
8.	Formerly called EVDB, Inc.

9.	In liquidation as at 10 January 2008. Total deficiency to members of £646,162 as shown in statement of affairs dated 10 January 2008.
10.	Dormant company.
11.	Dormant company

7.5	None of the New WPP Directors has at any time within the last five years preceding the date of this document:

(a)	save as disclosed in paragraph 7.4 above, been a director or partner of any companies or partnerships; or

(b)	had any convictions (whether spent or unspent) in relation to offences involving fraud or dishonesty; or

(c)	been adjudged bankrupt or been the subject of any individual voluntary arrangement; or

(d)

save as disclosed in paragraph 7.4 above, been a director of a company which has been placed in receivership, compulsory liquidation, creditors’ voluntary liquidation or administration or which entered into any company voluntary arrangement or any composition or arrangement with its creditors generally or with any class of its creditors, at any time while he was a director of that company or within 12 months after his ceasing to be a director; or

(e)

been a partner or senior manager in a partnership which, while he was a partner or senior manager or within 12 months of his ceasing to be a partner or senior manager, was put into compulsory liquidation or administration or entered into any partnership voluntary arrangement or had a receiver appointed over any partnership asset; or

(f)	had a receiver appointed with respect to any assets belonging to him or a partnership of which he has been a partner; or

(g)

been subject to any official public incrimination and/or sanction by any statutory or regulatory authority (including any designated professional body) or been disqualified by a court from acting as a director or other officer of a company or from acting in the management or conduct of the affairs of any company.

7.6	None of the New WPP Directors has any family relationship with another New WPP Director.

8.	Directors’ interests in WPP and New WPP

8.1

Assuming no further WPP Shares are purchased or issued after 12 November 2012 (being the last practicable date before the publication of this document), the New WPP Directors and their immediate families have the following interests in the share capital of WPP (all of which are beneficial unless otherwise stated) and, in the event that the Scheme becomes effective, the New WPP Directors will have the following interests in New WPP by virtue of the effect of the Scheme on their existing holdings in WPP Shares:

Name	Number of WPP Shares before the Scheme becomes effective	Percentage of WPP Shares before the Scheme becomes effective	Number of New WPP Shares after the Scheme becomes effective	Percentage of New WPP Shares after the Scheme becomes effective
Philip Lader	11,950	<0.001	11,950	<0.001
Sir Martin Sorrell[1,3,4,5,6,7]	18,089,989	1.42	18,089,989	1.42
Paul Richardson[1,3,8]	613,055	0.05	613,055	0.05
Mark Read[1,3,9]	108,184	0.009	108,184	0.009
Colin Day	15,240	0.001	15,240	0.001
Esther Dyson	35,000	0.003	35,000	0.003
Orit Gadiesh	Nil	Nil	Nil	Nil
Ruigang Li	Nil	Nil	Nil	Nil
Stanley Morten	20,000	0.002	20,000	0.002
Koichiro Naganuma[2]	Nil	Nil	Nil	Nil
John Quelch	12,000	<0.001	12,000	<0.001
Jeffrey Rosen	12,000	<0.001	12,000	<0.001
Timothy Shriver	10,000	<0.001	10,000	<0.001
Paul Spencer	10,000	<0.001	10,000	<0.001
Sol Trujillo	10,000	<0.001	10,000	<0.001

Notes:

1.

Each executive WPP Director has a technical interest as an employee and potential beneficiary in WPP Shares held under the ESOPs. As at 12 November 2012 (being the last practicable date before the publication of this document), the ESOPs held in total 19,389,017 WPP Shares.

2.

Koichiro Naganuma is a director of Asatsu-DK, Inc., which as at 12 November 2012 (being the last practicable date before the publication of this document) had interests in 31,295,646 WPP Shares representing 2.46% of the issued share capital of WPP. Immediately following implementation of the Scheme, the shareholding will represent 2.46% of the issued share capital of New WPP.

3.	Interests include investment shares committed to the 2008, 2009, 2010 and 2011 awards under the LEAP plans but do not include matching shares from these awards, if any.
4.

Includes 4,176,833 WPP Shares pursuant to the vesting of the 2004 and 2005 awards, part of the 2006 award and the 2007 award granted under LEAP, the receipt of which has been deferred until 1 December 2017 at the latest.

5.

Includes 3,636,950 WPP Shares which originally formed part of the Capital Investment Plan (an award in respect of 4,691,392 WPP Shares in total, some of which have been received by Sir Martin Sorrell) and now comprise the UK and US Deferred Stock Units Award Agreements.

6.	Includes 7,848,990 WPP Shares charged to HSBC Private Bank Limited as security for facilities made available to Sir Martin Sorrell by HSBC Private Bank Limited.
7.	Excludes 805,936 WPP Shares in which the JMMRJ Sorrell Charitable Foundation is interested.
8.	Includes 115,611 WPP ADRs charged to Bank of America, N.A. as security for facilities made available to Paul Richardson by Bank of America, N.A..
9.	Excludes options over 20,494 WPP Shares at grant prices between £5.535 and £5.595 exercisable between November 2006 and October 2014.

Except as noted in the footnotes above, the above table does not reflect the extent to which any WPP Directors may have additional beneficial interests by virtue of their participation in the WPP Share Plans or the Restricted Stock Plan. The interests of the Directors in this regard are set out in paragraph 8.3 of this Part 5.

8.2

The interests of the New WPP Directors together represent approximately 1.49 per cent. of the issued share capital of WPP as at 12 November 2012 (being the last practicable date before publication of this document) and are expected to represent approximately 1.49 per cent. of the issued share capital of New WPP upon the Scheme becoming effective.

8.3

As at 12 November 2012 (being the last practicable date before the publication of this document), the following New WPP Directors held the following interests in WPP Shares under the WPP Share Plans and the WPP plc Restricted Stock Plan (details of which are set out in paragraphs 13.5 and 13.6 below, respectively):

Long-Term Incentive Plans – Leadership Equity Acquisition Plans (LEAP plans)

	Grant Date	Maximum number of WPP Shares
Sir Martin Sorrell	28/10/04	2,823,786	[1]
	15/12/05	562,245	[1]
	15/11/06	404,458	[1]
	11/12/07	386,344	[1]
	31/10/08	1,092,980
	15/12/09	1,829,390
	24/11/10	2,083,330
	07/12/11	3,555,795
Paul Richardson	31/10/08	546,490
	15/12/09	517,115
	24/11/10	504,840
	07/12/11	501,720
Mark Read	31/10/08	109,295
	15/12/09	137,030
	24/11/10	126,405
	07/12/11	150,830

Note:

1.	Receipt of these shares has been deferred and dividend shares will be due on payment.

The Deferred Stock Unit Awards (DSUs)

	Award	Number of WPP Shares	Due date
Sir Martin Sorrell	UK Deferred Stock Units	2,759,214	30.11.2017	[1]
	US Deferred Stock Units	877,736	30.11.2017	[2]

Notes:

1.	Structured as an option exercisable until this date.
2.	Structured as a payment due on this date.

Executive Share Awards (ESAs) pursuant to the Restricted Stock Plan

	Grant/award Date	Number of WPP Shares	Vesting Date
Sir Martin Sorrell	04/05/10	80,560	06/03/13
	31/03/11	123,657	06/03/13
	30/04/12	360,396	06/03/14
Paul Richardson[1]	04/05/10	11,813	06/03/13
	31/03/11	19,121	06/03/13
	30/04/12	21,995	06/03/14
Mark Read	04/05/10	23,164	06/03/13
	31/03/11	38,138	06/03/13
	30/04/12	48,454	06/03/14

Note:

1.	Paul Richardson’s awards are over WPP ADRs.

WPP Executive Stock Option Plan

	Grant Date	Number of WPP Shares	Exercise Price
Mark Read[1]	11/03	10,615	£5.595
	10/04	9,879	£5.535

Note:

1.	The options granted to Mark Read were granted prior to him becoming a WPP Director.

8.4

The interests disclosed in this paragraph 8 are based upon the interests of the New WPP Directors in the ordinary share capital of WPP which: (i) have been notified by each New WPP Director to WPP pursuant to Chapter 3 of the Disclosure and Transparency Rules before 12 November 2012 (the last practicable date before publication of this document); or (ii) are interests of a connected person (within the meaning of the Disclosure and Transparency Rules) of a Director which have been notified to WPP by each connected person pursuant to Chapter 3 of the Disclosure and Transparency Rules.

8.5	Save as set out in this paragraph 8, none of the New WPP Directors or any connected person has any interest, whether beneficial or non-beneficial, in the share capital of any member of the WPP Group.

8.6

Koichiro Naganuma was appointed as a WPP Director under the terms of an agreement between WPP 2005 and Asatsu-DK, Inc. (Asatsu), as described in paragraph 21 of this Part 5. Asatsu holds 2.46 per cent. of WPP’s issued share capital as at 12 November 2012 (being the last practicable date before publication of this document). Other than as set out in this paragraph, none of the WPP Directors has any potential conflicts of interest between their duties to WPP and their private interests and/or their duties to third parties.

9.	Principal shareholders

9.1

Insofar as is known to WPP and New WPP as at 12 November 2012 (being the last practicable date before publication of this document), the following persons were interested, directly or indirectly, in 3 per cent. or more of WPP’s voting share capital (on the basis of their disclosed existing holdings of WPP Shares as at 12 November 2012 (being the last practicable date before publication of this document)) and the amount of such person’s holding of the total voting rights in respect of the New WPP Shares following the Scheme becoming effective is expected to be as follows:

Name	Number of WPP Shares before the Scheme becomes effective	Percentage of WPP Shares before the Scheme becomes effective	Number of New WPP Shares after the Scheme becomes effective	Percentage of New WPP Shares after the Scheme becomes effective[1]
Legal & General Group plc	55,108,806	4.36	55,108,806	4.36
Capital Research and Management Company	41,585,000	3.29	41,585,000	3.29

The disclosed interests above refer to the respective combined holdings of those entities and to interests associated with them.

9.2

Save as disclosed in paragraph 9.1 above, the New WPP Directors are not aware of any holdings of voting rights (within the meaning of Chapter 5 of the Disclosure and Transparency Rules) which represent 3 per cent. or more of the total voting rights in respect of the issued ordinary share capital of New WPP once the Scheme becomes effective.

9.3

So far as New WPP is aware, immediately following implementation of the Scheme, no person or persons, directly or indirectly, jointly or severally, will exercise or could exercise control over New WPP.

9.4	Neither New WPP nor the New WPP Directors are aware of any arrangements, the operation of which may at a subsequent date result in a change of control of New WPP.

9.5

There are no differences between the voting rights enjoyed by the principal share owners described in paragraph 9.1 above and those enjoyed by any other WPP Share Owner and expected to be enjoyed by New WPP Share Owners.

9.6	There are no outstanding loans or guarantees granted or provided by New WPP to any of its subsidiaries for the benefit of any of the New WPP Directors.

10.	Related party transactions

10.1

From time to time the WPP Group enters into transactions with its associate undertakings. These transactions were not material for the six months ended 30 June 2012 nor for the years ended 31 December 2009, 2010 and 2011.

10.2

There are no related party transactions between any member of the WPP Group and a related party (as defined under IFRS) that were entered into during the financial years ended 31 December 2009, 2010 and 2011 or during the period between 1 January 2012 and 12 November 2012 (being the last practicable date before publication of this document).

11.	Corporate governance

The Board of New WPP is firmly committed to high standards of corporate governance and supports the principles of corporate governance contained in the UK Corporate Governance Code. WPP complies with the provisions of the UK Corporate Governance Code. New WPP does not comply with the provisions of the UK Corporate Governance Code as at the date of publication of this document, but will do so with effect from Admission. New WPP will establish an Audit Committee, Compensation Committee and Nomination Committee, the details of which are set out below.

(a)	Audit Committee

The Audit Committee will be chaired by Paul Spencer and its other members will be Colin Day, Sol Trujillo and Jeffrey Rosen, each of whom the Directors consider to be independent non-executive directors. The company secretary (or his/her nominee) shall be the secretary to the Audit Committee and other executives will be invited to attend the Audit Committee meetings, including the chairman of the New WPP Board, the Chief Financial Officer, the director of internal audit and the group chief counsel.

The Audit Committee will meet at least four times a year and otherwise as frequently as required and such meetings will be timed to coincide with key dates in New WPP’s reporting cycle. The external auditors, the Chief Financial Officer, the director of internal audit and group chief counsel may each request a meeting with the Audit Committee or its chairman if they consider that one is necessary. At least once a year the Audit Committee will meet with the external auditors and with the director of internal audit without the presence of executive management.

The Audit Committee will be responsible for reviewing the interim and annual financial statements, reviewing the adequacy of WPP Group’s internal control and risk management process and ensuring that procedures are in place to deal with issues regarding accounting, audit, and corporate social responsibility matters.

(b)	Compensation Committee

The Compensation Committee will be composed entirely of independent non-executive directors. It will be chaired by Jeffrey Rosen and its other members will be Esther Dyson, Colin Day, Tim Shriver and Philip Lader, each of whom the New WPP Directors consider to be independent non-executive directors. The Compensation Committee may require the Chief Executive Officer, Chief Talent Officer and other executives to attend its meetings for certain agenda items. No executive shall take part in decisions on his or her own remuneration. The Compensation Committee will meet at least three times a year and otherwise as frequently as is required.

The Compensation Committee will be responsible for formulating and recommending policy on executive remuneration. Within the terms of the agreed policy, the Compensation Committee will approve the specific components of remuneration packages of all executive directors and the chairman of New WPP. It will also review the general remuneration framework for senior executives and make awards under the WPP Share Plans, the ABDP and the Replacement Share Plans.

(c)	Nomination & Governance Committee

The Nomination & Governance Committee will be chaired by Philip Lader (non-executive chairman) and its other members will be Esther Dyson and Orit Gadiesh, each of whom the New WPP Directors consider to be independent non-executive directors. The Nomination Committee will meet at least once a year and otherwise as frequently as is required for the performance of its duties.

The Nomination Committee will review the structure, size and composition of the New WPP Board, oversee the recruitment of new WPP Board members, both executive and non-executive, review the responsibilities and performance of non-executive directors and monitor the effectiveness of the Audit and Compensation Committees.

12.	WPP Directors’ service agreements and emoluments

12.1

Sir Martin Sorrell has a UK service agreement with WPP 2005 and a US service agreement with WPP Group USA, Inc. Paul Richardson has a service agreement with WPP Group USA, Inc. and Mark Read has a service agreement with WPP 2005. Details of their service agreements are set out in paragraph 12.4 below. Each of the executive WPP Directors also has a fee agreement with WPP, pursuant to which they are each paid an annual fee of £100,000 in respect of their directorships of WPP. These fee agreements will be terminated upon the Scheme becoming effective, and the level of compensation under their service agreements adjusted to take account of such termination. No other changes will be made to their service agreements in connection with the Scheme, save that New WPP will become a party to Sir Martin Sorrell’s UK service agreement in place of WPP.

12.2

All of the non-executive WPP Directors have letters of appointment with WPP. Conditional on the Scheme becoming effective, all the non-executive WPP Directors will enter into new letters of appointment with New WPP in order to reflect the new structure of the WPP Group and any revised duties once the Scheme becomes effective. It is anticipated that such amendments will not result in any material change to the gross remuneration payable to the WPP Directors.

12.3

In order to terminate the service agreements or letters of appointment, written notice is required. The notice periods specified in the service agreements and letters of appointment (as applicable) are set out below, along with the date of each WPP Director’s current service agreement or letter of appointment (as applicable):

Director	Contract date	Notice period
Philip Lader	26 March 2012	2 months
Sir Martin Sorrell	19 November 2008	At will
Paul Richardson	19 November 2008	12 months
Mark Read	19 November 2008	6 months
Colin Day	26 March 2012	2 months
Esther Dyson	26 March 2012	2 months
Orit Gadiesh	26 March 2012	2 months
Ruigang Li	11 October 2010	2 months
Bud Morten	26 March 2012	2 months
Koichiro Naganuma	26 March 2012	2 months
John Quelch	26 March 2012	2 months
Jeffrey Rosen	26 March 2012	2 months
Tim Shriver	26 March 2012	2 months
Paul Spencer	26 March 2012	2 months
Sol Trujillo	11 October 2010	2 months

12.4

Key details of the executive WPP Directors’ service agreements are set out below. Following WPP’s Annual General Meeting in June 2012, WPP has entered into and continues to be engaged in discussions with share owners regarding compensation matters at WPP, both in relation to Sir Martin Sorrell and executive remuneration policy generally. The final tranche of awards under LEAP III (as described in paragraph 13.5(a) of this Part 5) will be granted before the end of 2012 and no awards will be granted in 2013 although the LEAP III plan originally covered 2013 as well. A new long term incentive plan is in the process of being discussed and agreed with share owners.

Sir Martin Sorrell

Sir Martin Sorrell’s current UK service agreement can be immediately terminated at any time by either party giving written notice. Except in certain events which would justify summary dismissal, such as gross neglect or wilful misconduct, any notice given by either party shall be deemed to be a notice given by such party on the grounds of Sir Martin’s retirement and upon giving such notice he shall be deemed to have retired and qualified for retirement treatment for the purposes of all plans, policies, arrangements of, or other agreements with, WPP, New WPP or any WPP Group company. He shall have no entitlement to any notice payment. Sir Martin’s UK service agreement does not contain any post-termination restrictive covenants. Sir Martin’s US service agreement is in materially similar form to his UK service agreement.

In the last full financial year (2011), Sir Martin Sorrell was paid an annual salary of £1,300,000 (including a fee of £100,000 in respect of his directorship of WPP) and an annual cash and share bonus of 385% of annual salary. Sir Martin also received pension contributions of 45% of annual salary and was entitled to participate in WPP’s long-term incentive plan. This compensation included his entitlements under his US service agreement.

Paul Richardson

Mr Richardson’s current service agreement can be terminated at any time by either party giving 12 months’ written notice. There is no provision in his service agreement for any further payment to be made to him on termination or following a change of control, although there is a change of control provision in a US supplemental retirement agreement, as detailed below.

In the last full financial year (2011), Mr Richardson was paid an annual salary of $925,000, a fee of £100,000 in respect of his directorship of WPP and an annual cash and share bonus of 275% of annual salary.

Mr Richardson’s service agreement contains post-termination restrictive covenants which, in summary, are intended to prevent him from doing the following during the period of 12 months from the termination of his employment or the commencement of garden leave (whichever is the earlier):

•

taking any steps preparatory to or being engaged, employed or interested or concerned in any Restricted Business (as defined in the service agreement) which is in competition with WPP Group USA, Inc., or any Relevant Group Company (as defined in the service agreement) and/or any business which was a potential target for acquisition by WPP Group USA, Inc., or any Relevant Group Company and/or any individual, firm, company or other entity directly or indirectly owning or controlling any such business;

•

acquiring a substantial or controlling interest directly or indirectly in any Restricted Business or any business which was a potential target for acquisition by WPP Group USA, Inc., or any Relevant Group Company or any individual, firm, company or other entity owning or controlling any such business;

•

soliciting or attempting to solicit, canvass, interfere with or entice away from WPP Group USA, Inc., or any Relevant Group Company the custom or any prospective custom of any client or prospective client with a view to providing to that client or prospective client any products or services which are the same as or materially similar to the Restricted Business in competition with WPP Group USA, Inc., or any Relevant Group Company;

•

providing or agreeing to provide any products or services which are the same as or materially similar to the Restricted Business with any client or prospective client in competition with WPP Group USA, Inc., or any Relevant Group Company;

•

soliciting, enticing or encouraging or attempting to solicit, entice or encourage any Key Person (as defined in the service agreement) to leave the employment of WPP Group USA, Inc., or any Relevant Group Company in relation to any Restricted Business or other entity directly or indirectly owned or controlled by or controlling any Restricted Business which is or is proposing to be in competition with WPP Group USA, Inc., or any Relevant Group Company;

•

employing, engaging, appointing, entering into partnership or association with or in any way causing to be employed, engaged or appointed the services of any Key Person in relation to any Restricted Business or other entity directly or indirectly owned or controlled by or controlling any Restricted Business which is or is proposing to be in competition with WPP Group USA, Inc., or any Relevant Group Company;

•

providing or agreeing to provide any Restricted Business in respect of any account, product or brand which competes with any client’s account, product or brand in respect of which Mr Richardson had material dealings or responsibility;

•

being employed or engaged by any client or prospective client if a reasonably likely consequence is that the client or prospective client will cease to use or materially reduce its usage of the services of WPP Group USA, Inc., or any Relevant Group Company or in the case of a prospective client will not use the services of WPP Group USA, Inc., or any Relevant Group Company or use them to a materially lesser extent;

•

soliciting or trying to solicit or place orders for the supply of products or services from any supplier to WPP Group USA, Inc., or any Relevant Group Company if a reasonably likely consequence is that the supplier will cease supplying, materially reduce its supply or vary detrimentally the terms on which it supplies products or services to WPP Group USA, Inc., or any Relevant Group Company; and

•	encouraging, assisting or procuring any individual, firm, company or other entity to do anything which if done by Mr Richardson would be a breach of any of the restrictions above.

Mr Richardson’s current service agreement entitles WPP Group USA, Inc. to place him on garden leave during any period of notice provided that it continues to pay his salary and continues his contractual benefits.

He is also currently entitled to participate in WPP’s short term and long term incentive plans. During 2011, and pursuant to a supplemental retirement agreement, 30% of Mr Richardson’s annual salary and director’s fee was paid into a deferred account which is a notional account set up to record amounts deferred and amounts of income gain or loss deemed credited in respect of him. The agreement further provides that his deferred account balance shall be paid out in a single lump sum in the event of a change of control of WPP or WPP Group USA, Inc.

Mark Read

Mr Read’s current service agreement can be terminated at any time by either party giving six months’ written notice. There is no provision in his service agreement for any further payment to be made to him on termination or following a change of control.

In the last full financial year (2011), Mr Read was paid an annual salary of £425,000 (including a fee of £100,000 in respect of his directorship of WPP) and an annual cash and share bonus of 190% of annual salary. Mr Read also received pension contributions of 10% of annual salary and was entitled to participate in WPP’s short and long term incentive plans.

Mr Read’s current service agreement contains post-termination restrictive covenants which (in summary) are intended to prevent him from doing the following during the period of 12 months from the termination of his employment or the commencement of garden leave (whichever is the earlier):

•

taking any steps preparatory to or being engaged, employed or interested or concerned in any Restricted Business (as defined in the service agreement) which is in competition with WPP 2005 or any Group Company (as defined in the service agreement) and/or any business which was a potential target for acquisition by WPP 2005 or any Group Company and/or any individual, firm, company or other entity directly or indirectly owning or controlling any such business;

•

acquiring a substantial or controlling interest directly or indirectly in any Restricted Business or any business which was a potential target for acquisition by WPP 2005 or any Group Company or any individual, firm, company or other entity owning or controlling any such business;

•

approaching, soliciting or endeavouring to entice for the purposes of any Restricted Business any Restricted Person (as defined in the service agreement) to leave the employment of WPP 2005 or any Group Company;

•	employing or offering to employ or engage the services of any Restricted Person in any Restricted Business or other entity directly or indirectly owned by or controlling any Restricted Business;

•

soliciting, interfering with or enticing away from WPP 2005 or any Group Company the custom of any Restricted Client (as defined in the service agreement) or Prospective Client (as defined in the service agreement) in relation to the conduct of any Restricted Business;

•	dealing with any Restricted Client or Prospective Client in relation to the conduct of Restricted Business; and

•	encouraging, assisting or procuring any individual, firm, company or other entity to do anything which if done by Mr Read would be a breach of any of the restrictions above.

Mr Read’s current service agreement entitles WPP to place him on garden leave during any period of notice, provided that WPP continues to pay his salary and continues his contractual benefits.

12.5

The remuneration of the Directors who were WPP Directors during the year ended 31 December 2011 is set out in the table below. All amounts shown constitute the total amounts which the respective Director received during 2011 and for the annual bonus in respect of 2011 but received in 2012.

				Short-term incentives		Total annual remuneration		Pensions contributions
	Location	Salary and fees	Other benefits[1]	Annual cash bonus (STIP)	Deferred share bonus (ESA)	2011 Total	2010 Total	2011 Total	2010 Total
		£000	£000	£000	£000	£000	£000	£000	£000
Chairman
P Lader	USA	425	—	—	—	425	315	—	—
Executive directors
M S Sorrell[2],[3]	UK	1,306	459	2,002	3,003	6,770	4,233	585	400
P W G Richardson[3]	USA	677	100	930	930	2,637	2,182	198	191
M Read	UK	425	3	404	404	1,236	839	43	33
Non-executive directors
C Day	UK	112	—	—	—	112	65	—	—
E Dyson	USA	90	—	—	—	90	70	—	—
O Gadiesh	USA	70	—	—	—	70	65	—	—
R Li	China	65	—	—	—	65	14	—	—
S W Morten	USA	85	—	—	—	85	70	—	—
K Naganuma[4]	Japan	—	—	—	—	—	—	—	—
J A Quelch	USA	70	—	—	—	70	94	—	—
J Rosen	USA	145	—	—	—	145	82	—	—
T Shriver	USA	85	—	—	—	85	65	—	—
P Spencer	UK	106	—	—	—	106	80	—	—
S Trujillo	USA	85	—	—	—	85	15	—	—

Total remuneration		3,746	562	3,336	4,337	11,981	8,189	826	624

Notes:

1	Other benefits include items such as healthcare, life assurance, spouse travel and allowances for cars and housing.
2

Payments made in accordance with the approval granted by share owners of amounts equal to the dividends that would be payable (totalling £1,339,364) were made to Sir Martin Sorrell during 2011 in respect of the shares reflected in the UK and US Deferred Stock Units Awards Agreements.

3

Both Sir Martin Sorrell and Paul Richardson currently receive part of their remuneration in pounds sterling and part in US dollars. Any US dollar amounts received in 2011 have been converted into sterling at an exchange rate of $1.6032 to £1 ($1.5462 for 2010).

4	Mr Naganuma received no remuneration from WPP given his executive position with Asatsu-DK, Inc.

12.6

For the financial year ended 31 December 2011, the aggregate remuneration paid and benefits in kind granted to the WPP Directors by the WPP Group was £11,981,000 and the aggregate amount set aside by the WPP Group to provide pension, retirement or similar benefits to the WPP Directors was £826,000.

12.7

Other than as described in this paragraph, there is no arrangement under which a New WPP Director has waived or agreed to waive future emoluments nor have there been any such waivers during the financial year immediately preceding the date of this document.

12.8	There are no outstanding loans or guarantees granted or provided by any member of the WPP Group to, or for the benefit of, any of the New WPP Directors.

12.9	Other than as described in paragraph 12.4 above no benefit, payment or compensation of any kind is payable to any New WPP Director upon termination of his or her employment.

13.	The Replacement Share Plans, the ABDP and the WPP Share Plans

13.1	The Share Plan Proposals

It is WPP’s intention that the Scheme should, where possible, have no impact on the rights outstanding under the WPP Share Plans or the ABDP and that those rights should continue after the Scheme becomes effective. Accordingly, where permitted under the rules of the WPP Share Plans and the ABDP, rights will not vest or become exercisable early as a result of the Scheme becoming effective but will continue on the same terms other than that they will ultimately be satisfied using New WPP Shares rather than WPP Shares. For most participants this will not require any action on their part, although some will need to agree to having their existing rights over WPP Shares exchanged for equivalent rights over New WPP Shares.

Minor amendments will need to be made to the rules of certain of the WPP Share Plans and the ABDP to enable the awards under the relevant plans to be satisfied using New WPP Shares.

13.2	Summary of the Share Plan Proposals

(a)	The Replacement Share Plans

The Replacement Share Plans comprise the WPP 2012 Executive Stock Option Plan and the WPP 2012 Worldwide Ownership Plan, both of which are summarised in paragraph 13.3 below.

These are new plans that are to be adopted by New WPP in order to allow new awards to be granted following the Scheme becoming effective. It is intended not to grant any awards to executive directors under the Replacement Share Plans, although the 2012 ExSOP rules provide that if options are granted to directors they will be subject to performance conditions set by the Compensation Committee.

(b)	The ABDP

This is an existing plan that will be adopted by New WPP in order to both grant new awards and satisfy existing awards using New WPP Shares. Executive directors are eligible to participate in the ABDP, although none hold outstanding awards.

Except for US taxable participants, the Scheme would trigger early vesting of awards under the rules of the ABDP. Participant consent is required to prevent this and to permit existing awards to be satisfied using New WPP Shares. It is proposed to request consent from most of the participants (that is, except from those taxable in the US, whose share awards are not in any event subject to early vesting) to prevent the Scheme triggering the early vesting of awards.

(c)	The WPP Share Plans

It is proposed to allow New WPP Shares to be used ultimately to satisfy existing awards under these plans. No new awards will be granted under these plans after the Scheme becomes effective. Executive directors have outstanding awards under LEAP III and 2004 LEAP, and Mark Read holds outstanding Executive Plan options which were granted prior to him becoming a director. Sir Martin Sorrell is the only person who holds the DSUs.

13.3	The Replacement Share Plans

It is proposed to adopt the Replacement Share Plans to replace the 2008 ExSOP and the 2008 WWOP.

(a)	The WPP 2012 Executive Stock Option Plan (2012 ExSOP)

(i)	Outline

The 2012 ExSOP is being adopted by New WPP to replace the 2008 ExSOP and has the same provisions as the 2008 ExSOP (other than where a change to the section intended to be capable of approval by HMRC is required to satisfy current HMRC practice), which itself was a replacement for, and had the same provisions as, the 2005 ExSOP. No further options will be granted under the 2008 ExSOP after the Scheme becomes effective. The 2012 ExSOP will expire in 2015. The 2012 ExSOP includes a section intended to be capable of approval by HMRC as well as additional sections which amend the rules in certain jurisdictions. The 2012 ExSOP will be administered by the Compensation Committee.

(ii)	Eligibility

Options may be granted to employees or executive directors of any member of the New WPP Group.

(iii)	Grant of options

Normally options may only be granted within the period of six weeks following the announcement of New WPP’s interim or final results for any period. In exceptional circumstances, such as to facilitate the recruitment of a new employee, options may be granted at other times.

Whilst it is the current policy of WPP not to grant options to executive directors under the 2008 ExSOP, and it is intended not to do so under the 2012 ExSOP, the rules provide that if such options are granted they will be subject to performance conditions set by the Compensation Committee. The default performance condition applicable to options granted to executive directors under the 2012 ExSOP (i.e. if no other performance condition is specified when the options are granted) is that the growth in earnings per share of New WPP must exceed the growth in the UK Retail Prices Index by at least 5 per cent. per annum over a fixed three year period. The Compensation Committee may, at its discretion, make other grants of options conditional on the satisfaction of performance conditions (either the default performance condition or otherwise).

(iv)	Option price

The price payable per New WPP Share for the exercise of an option must not be less than the lower of the two prices shown for New WPP Shares on the grant date plus one quarter of the difference between them (as derived from the Daily Official List of the London Stock Exchange or other reputable market source) or, in the case of an option over a New WPP ADS, the fair market value of a New WPP ADS as quoted on the NASDAQ over any number of consecutive dealing days (being not more than five) immediately preceding or ending on the grant date.

(v)	Exercise of options

Options granted under the 2012 ExSOP will normally be exercisable after the third anniversary of grant. The options may also be exercised (to the extent permitted under any performance conditions) for a limited period after the optionholder ceases employment by reason of injury, disability, death, retirement on or after reaching the age (if any) specified in his employment contract or following the sale out of the New WPP Group of the company or business in which the optionholder is employed. If an optionholder ceases employment for any other reason, the Compensation Committee may permit options to be exercised within a limited period after ceasing employment. An option will lapse if an optionholder ceases employment within six months of the grant unless the employment is terminated by reason of death, injury or disability and, except in the case of options granted under the HMRC approved section of the 2012 ExSOP, the Compensation Committee does not decide that the options should lapse in any event. If an option is exercised in any of these circumstances less than three years after it was granted, the number of New WPP Shares in respect of which the option may be exercised will be scaled back on a pro rata time basis unless the Compensation Committee determines otherwise. Options may also be exercised in the event of a takeover, reconstruction or winding up of New WPP or the declaration of the assets of New WPP en désastre (to the extent permitted under any performance conditions) and, if this occurs less than three years after the option was granted, the number of New WPP Shares in respect of which the option may be exercised will be automatically scaled back on a pro rata time basis.

If exercise of an option that is subject to performance conditions is permitted before the end of the performance period, the Compensation Committee will make an early determination as to the extent to which the performance conditions have been met.

(vi)	Issue of shares

Options granted under the 2012 ExSOP may be satisfied by the issue of New WPP Shares or by the transfer of existing New WPP Shares or New WPP Treasury Shares.

New WPP Shares issued on the exercise of options will rank equally with shares of the same class in issue on the date of allotment except in respect of rights arising by reference to a prior record date.

(vii)	Plan limits

New WPP will not grant options under the 2012 ExSOP which would, when aggregated with other options or awards granted or made by New WPP and any other company in the WPP Group in the ten years prior to the grant of the option being considered, result in the number of New WPP Shares which are required to be issued to satisfy those options and awards exceeding 10 per cent. of the issued share capital of New WPP.

For the purposes of this limit, rights to acquire shares which are released or which lapse without being exercised cease to count but the transfer of treasury shares is treated as the issue of new shares.

No individual may, in any 12 month period, receive options over New WPP Shares under the 2012 ExSOP with a value exceeding four times that individual’s basic annual salary.

(viii)	Variation of share capital

In the event of a variation of the share capital of New WPP, the Compensation Committee may make appropriate adjustments to the number of New WPP Shares or New WPP ADSs subject to an option and to the option exercise price, provided that the adjustments are confirmed by the auditors or other experts as being in their view fair and reasonable. An adjustment may only reduce the price at which those New WPP Shares are acquired on exercise to less than their nominal value if the New WPP Board is authorised to capitalise from the reserves of New WPP a sum equal to the difference between the nominal value of the shares and exercise price of the options and to apply that sum in paying up the amount on the New WPP Shares.

(ix)	Pensionability

Benefits under the 2012 ExSOP are not pensionable.

(x)	Amendments

The Compensation Committee may amend the provisions of the 2012 ExSOP or, with the exception of options granted under the HMRC approved section of the 2012 ExSOP, the terms of options granted under it provided that no amendment to the advantage of eligible employees or participants in the 2012 ExSOP will be made without the prior approval by ordinary resolution of the New WPP Share Owners, unless the amendment is a minor amendment to benefit administration of the 2012 ExSOP to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for any participant or any WPP Group company. Amendments to key features of the HMRC approved section of the 2012 ExSOP cannot be made without the approval of HMRC.

(b)	The WPP 2012 Worldwide Ownership Plan (2012 WWOP)

(i)	Outline

The 2012 WWOP is being adopted by New WPP to replace the 2008 WWOP and has the same provisions as the 2008 WWOP (other than where a change to the section intended to be capable of approval by HMRC is required to satisfy current HMRC practice), which itself was a replacement for, and had the same provisions as, the 2005 WWOP. No further options will be granted under the 2008 WWOP after the Scheme becomes effective. The 2012 WWOP will expire in 2015. The 2012 WWOP includes a section intended to be capable of approval by HMRC and additional sections amending the rules in certain overseas jurisdictions. The 2012 WWOP is administered by the Compensation Committee.

(ii)	Eligibility

Options may be granted to employees of the WPP Group or any subsidiary designated as a participating company who are employees of the New WPP Group with at least two years’ continuous service (or any other period of service determined by the Compensation Committee).

(iii)	Grant of options

Normally, options may only be granted within the period of six weeks following the announcement of New WPP’s interim or final results for any period. In exceptional circumstances, options may be granted at other times.

The Compensation Committee can apply performance conditions to a grant of options under the 2012 WWOP where it considers it appropriate to do so.

(iv)	Option price

The price payable per New WPP Share for the exercise of an option must not be less than the lower of the two prices shown for New WPP Shares on the grant date plus one quarter of the difference between them (as derived from the Daily Official List of the London Stock Exchange or other reputable market source) or, in the case of an option over a New WPP ADS, the fair market value of a New WPP ADS as quoted on the NASDAQ over any number of consecutive dealing days (being not more than five) immediately preceding or ending on the grant date.

(v)	Exercise of options

Options granted under the 2012 WWOP will generally be exercisable after the third anniversary of grant. The options may also be exercised for a limited period after the optionholder ceases employment by reason of injury, disability, death, retirement on or after reaching the age (if any) specified in his employment contract or following the sale out of the WPP Group of the company or business by which the optionholder is employed. If an optionholder ceases employment for any other reason, the Compensation Committee may permit options to be exercised within a limited period after ceasing employment. An option will lapse if an optionholder ceases employment within six months of the grant unless the employment is terminated by reason of death, injury or disability and, except in the case of options granted under the HMRC approved section of the 2012 WWOP, the Compensation Committee does not decide that the options shall lapse in any event. If an option is exercised in any of these circumstances less than three years after it was granted, the number of New WPP Shares in respect of which the option may be exercised will be scaled back on a pro rata time basis unless, except in the case of options granted under the HMRC approved section of the 2012 WWOP, the Compensation Committee determines otherwise. Options may also be exercised in the event of a takeover, reconstruction or winding up of New WPP or the declaration of the assets of New WPP en désastre and, if this occurs less than three years after the option was granted, the number of New WPP Shares in respect of which the option may be exercised will be automatically scaled back on a pro rata time basis.

(vi)	Issue of shares

Options granted under the 2012 WWOP may be satisfied by the issue of New WPP Shares or by the transfer of existing New WPP Shares or New WPP Treasury Shares. New WPP Shares issued on the exercise of options will rank equally with shares of the same class in issue on the date of allotment except in respect of rights arising by reference to a prior record date.

(vii)	Plan limits

New WPP will not grant options under the 2012 WWOP which would, when aggregated with other options or awards granted or made by New WPP and any other company in the WPP Group in the ten years before the grant of the option being considered, result in the number of New WPP Shares which are required to be issued to satisfy those options and awards exceeding 10 per cent. of the issued share capital of New WPP.

For the purposes of this limit, rights to acquire shares which are released or which lapse without being exercised cease to count but the transfer of treasury shares is treated as the issue of new shares.

No individual may, in any 12 month period, receive options over New WPP Shares under the 2012 WWOP with a value exceeding one times that individual’s basic annual salary.

(viii)	Variation of share capital

In the event of a variation of the share capital of New WPP, the Compensation Committee may make appropriate adjustments to the number of New WPP Shares or New WPP ADSs subject to an option and the option exercise price, provided that the adjustments are confirmed by the auditors or other experts as being in their view fair and reasonable. An adjustment may only reduce the price at which shares are acquired on the exercise of an option to less than their nominal value if the New WPP Board is authorised to capitalise from the reserves of New WPP a sum equal to the difference between the nominal value of the shares and exercise price of the options and to apply such sum in paying up such amount on such shares.

(ix)	Pensionability

Benefits under the 2012 WWOP are not pensionable.

(x)	Amendments

The Compensation Committee may amend the provisions of the 2012 WWOP or, with the exception of options granted under the HMRC approved section of the 2012 WWOP, the terms of options granted under it, provided that no amendment to the advantage of participants in the 2012 WWOP can be made without the prior approval by ordinary resolution of the New WPP Share Owners, unless the amendment is a minor amendment to benefit administration of the 2012 WWOP, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for any participant or any WPP Group company. Amendments to key features of the HMRC approved section of the 2012 WWOP cannot be made without the approval of HMRC.

13.4	The ABDP

It is proposed to adopt the ABDP to enable New WPP to grant new awards under this plan over New WPP Shares and to satisfy existing awards under the plan using New WPP Shares (including newly-issued New WPP Shares or New WPP Treasury Shares).

Summaries of the principal terms of the ABDP that will be applicable to both existing awards and new awards if the Scheme becomes effective are set out below.

(i)	Outline

For each financial year the Compensation Committee selects the employees who may participate in the ABDP. The ABDP offers a variety of methods for employees to invest cash bonuses received as part of their remuneration in New WPP Shares.

(ii)	Form of awards

Under the ABDP participants may receive one or more of the following:

•	Basic Share Awards, where employees choose to waive their cash bonuses and receive an entitlement to free New WPP Shares after four years;

•	Basic Share Rights, where employees choose to waive their cash bonuses and receive options to acquire New WPP Shares at a nominal price after four years;

•	Invested Shares, where employees choose to receive their cash bonuses and apply them in acquiring New WPP Shares that are placed in an employee benefit trust for four years;

•

Bonus Share Awards, where free New WPP Shares (the number of which is linked to either the number of free New WPP Shares to which the participant is entitled under a Basic Share Award or the amount applied in acquiring Invested Shares) are transferred to participants who continue to be employed by the WPP Group after a period of four years; or

•

Bonus Share Rights, which are extra nominal cost options to acquire New WPP Shares (the number of which is linked to either the number of free New WPP Shares in respect of which a participant has an option under a Basic Share Right or the amount applied in acquiring Invested Shares) that are issued if the employee participates in the ABDP and remains with the WPP Group for a vesting period of four years.

Employees can choose whether to receive Bonus Share Rights or Bonus Share Awards.

(iii)	Eligibility

To be eligible to be selected to participate in the ABDP, an employee must be employed by the WPP Group and not be under notice to leave at the grant date.

(iv)	Forfeiture

Bonus Share Awards and Bonus Share Rights in respect of Invested Shares are granted contingently on the continuous holding by a participant of the Invested Shares during the four year vesting period. During the vesting period the participant may not withdraw, transfer, pledge, assign, charge or otherwise dispose of all or any Invested Shares unless the Compensation Committee determines otherwise. The corresponding Bonus Share Award or Bonus Share Rights will lapse if the participant does so without the Compensation Committee’s consent.

(v)	Dividends, scrip dividends and voting rights

Bonus Share Awards and Bonus Share Rights in respect of Invested Shares are contingent on the participant waiving any right to all dividends and scrip dividends declared in respect of the Invested Shares until the Invested Shares are transferred to the participant. Where a dividend is declared by reference to a record date after the date of the award and before the date of transfer, the trustees of the employee benefit trust will acquire further New WPP Shares calculated by reference to the dividends that would have been paid on the shares subject to a Basic Share Award or a Basic Share Right and any Invested Shares (Dividend Shares).

A participant is not entitled to instruct the trustees on how to vote or abstain from voting or whether to accept or reject any offer in respect of the participant’s Invested Shares. The trustees of the ESOPs may, at their discretion, vote or abstain from voting in respect of the New WPP Shares which are the subject of any award.

(vi)	Transfer, exercise, lapse of awards and invested shareholdings

The New WPP Shares subject to a Basic Share Award or a Bonus Share Award and Invested Shares will be transferred to the participant together with such number of Dividend Shares determined by the Compensation Committee, as soon as reasonably practicable after the final day of the four year vesting period.

Basic Share Rights or Bonus Share Rights do not become exercisable before the end of the vesting period.

If the participant ceases employment with the WPP Group for any reason the New WPP Shares subject to a Basic Share Award, the Invested Shares and any Dividend Shares will be transferred to the participant as soon as is reasonably practicable following the date of cessation, unless the Compensation Committee determines otherwise.

If a participant holds Basic Share Rights and ceases employment with the WPP Group for any reason, the Basic Share Rights become exercisable unless the Compensation Committee determines otherwise.

Satisfaction of awards under the ABDP may involve the issue of New WPP Shares and/or the transfer of New WPP Treasury Shares.

(vii)	Scheme limits

New WPP may not grant awards under the ABDP which would, when aggregated with other options or awards granted by New WPP and WPP in the ten years before the grant of the award, result in the number of New WPP Shares which are required to be issued to satisfy those options and awards (combined with the number of New WPP Treasury Shares required for that purpose) exceeding 10 per cent. of the issued share capital of New WPP.

(viii)	Change of control

If there is a change of control of New WPP (which for US taxable participants means a change of control as provided for by section 409A of the Internal Revenue Code) or New WPP passes a resolution for the winding up of New WPP or the assets of New WPP are declared en désastre, the trustees shall, as soon as is reasonably practicable after the relevant event, transfer to the participant all of the New WPP Shares subject to a Basic Share Award and a pro rata number of New WPP Shares (determined by the Compensation Committee) subject to a Bonus Share Award. A Basic Share Right will be exercisable in respect of all the New WPP Shares under it for 60 days following the relevant event and Bonus Share Rights will be exercisable in respect of a pro rata number of New WPP Shares (determined by the Compensation Committee) for 60 days following the relevant event. Notwithstanding the above, for non-US taxable participants the Compensation Committee may determine that a change of control pursuant to a scheme of arrangement under Article 125 of the Companies (Jersey) Law 1991 does not result in awards under the ABDP vesting early. For US taxable participants the Scheme is not a change of control in any event.

(ix)	Variations of capital

In the event of any capitalisation issue, rights issue, rights offer or the issue of New WPP Shares as consideration for an acquisition or any sub-division, consolidation, reduction or other variation of the capital of New WPP or the payment of any dividend in specie, demerger or in such other circumstances as the Compensation Committee determines, the Compensation Committee may make such adjustment to the awards as the Compensation Committee considers fair and reasonable provided that New WPP’s auditors confirm that such adjustment is fair and reasonable.

(x)	Pensionability

Benefits under the ABDP are not pensionable.

(xi)	Amendments

The Compensation Committee, with the consent of the trustees, may at any time alter or add to all or any of the provisions of the ABDP in any respect, provided that no amendment to certain provisions which are to the advantage of eligible employees or participants may be made without the prior approval by ordinary resolution of the New WPP Share Owners unless the amendment is a minor amendment to benefit the administration of the ABDP, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or any member of the WPP Group.

13.5	The WPP Share Plans

It is proposed to satisfy existing awards under the WPP Share Plans ultimately using New WPP Shares. Summaries of the principal terms of the WPP Share Plans that will be applicable to existing awards if the Scheme becomes effective are set out below.

On exercise of awards under the Taylor Nelson Sofres Worldwide Employee Sharesave Plan after the Effective Date, WPP will issue WPP Shares to the participant. However, subject to WPP Share Owner approval of the resolution to approve the Scheme at the General Meeting, the articles of association of WPP will be amended so that New WPP will automatically acquire (and a participant will be obliged to transfer) the WPP Shares issued to the participant under the plan in exchange for the same number of New WPP Shares as would have been received in respect of these WPP Shares under the Scheme (but adjusted, if appropriate, to take into account any variations in the share capital of WPP and/or New WPP that occur after the Scheme).

(a)	The WPP plc Leadership Equity Acquisition Plan III (LEAP III)

(i)	General

LEAP III was established in 2009 and replaced the previous Leadership Equity Acquisition Plan established in 2004. Awards under LEAP III have been granted annually up to and including 2011. The final tranche of awards will be granted before the end of 2012 but LEAP III will not be used to grant awards after the Scheme becomes effective.

(ii)	Investment shares

A participant must commit investment shares (Investment Shares) in order to qualify for matching shares. The maximum aggregate value of Investment Shares is determined by the Compensation Committee and cannot exceed 400 per cent. of annual earnings and each annual award cannot exceed 100 per cent. of annual earnings. Investment Shares are committed to LEAP for a five year period (the Investment Period). Following any offer to participate in LEAP III, Investment Shares are held under arrangements approved by the Compensation Committee.

(iii)	Matching shares

The Compensation Committee will grant awards of matching shares (conditional on the satisfaction of performance conditions) to participants who commit Investment Shares to LEAP III. For each Investment Share committed to LEAP III the participant may earn up to five matching shares if the associated performance condition is fully satisfied over the performance period. The number of matching shares a participant may receive at the end of the Investment Period will depend on the performance of the WPP Group measured over the five financial years commencing with the financial year in which the award is granted (the Performance Period). In respect of all existing awards, the number of matching shares will depend on the total share owner return (TSR) achieved by the WPP Group relative to a number of comparator businesses in the global communication services industry, with each comparator group company weighted according to market capitalisation. To achieve the maximum number of five matching shares for every Investment Share the WPP Group must rank at least equal to the 90th percentile over the Performance Period. If the WPP Group’s performance is below the 50th percentile of the comparator group, no matching shares vest. The Compensation Committee acknowledges that TSR may not always accurately reflect the true performance of the WPP Group and so it has the discretion to vary the number of matching shares that will vest if it determines that, during a Performance Period, there have been exceptional circumstances. In respect of the right to receive dividends on the number of matching shares which vest at the end of a Performance Period, the Compensation Committee may provide that participants will be entitled to receive an issue or transfer at the end of a Performance Period of that number of New WPP Shares which could have been acquired if the dividend, which would have been paid on an award in the form of actual WPP Shares and New WPP Shares, had been reinvested in WPP Shares and New WPP Shares on the respective payment dates of the relevant dividend.

(iv)	Participation form of awards and scheme limits

No further awards under LEAP III will be granted after the Scheme becomes effective.

(v)	Special situations

If, during the Investment Period, a participant ceases to be employed by the WPP Group for any reason other than voluntary resignation or termination for cause, the number of matching shares which is capable of vesting shall be reduced proportionately based on the part of the Investment Period that the participant remained in employment (but the award will lapse altogether if the participant ceases to be in employment during the first year of the Performance Period or if the participant does not retain all of his Investment Shares until the end of the Investment Period except to the extent that the Compensation Committee decides otherwise). The reduced number of matching shares may vest, to the extent to which the applicable performance conditions are satisfied, at the end of the Investment Period. If the participant resigns voluntarily or his employment is terminated for cause during the Investment Period, no matching shares will vest, except to the extent that the Compensation Committee decides otherwise.

(vi)	Change of control

Following a change of control of New WPP as a result of a takeover offer, a number of matching shares may vest depending on the extent to which the applicable performance condition pro-rated to the date of the change of control is satisfied.

If a court sanctions a compromise or arrangement under Part 18A of the Jersey Companies Law or a resolution is passed for the voluntary winding up of New WPP, the terms of awards and the terms on which the Investment Shares have been committed to LEAP III may be varied in the manner the Compensation Committee decides and the auditors (or other financial advisers) confirm to be, in their opinion, fair and reasonable.

(vii)	Pensionability

Benefits under LEAP III are not pensionable.

(viii)	Amendments

The Compensation Committee may amend the provisions of LEAP III or the terms of any outstanding awards under it provided that no amendment to the advantage of eligible employees or participants will be made without the prior approval by ordinary resolution of the New WPP Share Owners unless the amendment is a minor amendment to benefit the administration of LEAP III, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants in LEAP III or for any member of the WPP Group.

(ix)	Variation of share capital

In the event of a variation of the share capital of New WPP, the Compensation Committee may make such amendments to the terms of outstanding awards and the terms on which Investment Shares are held as they consider appropriate and the auditors (or other advisers) confirm to be, in their opinion, fair and reasonable.

(b)	The WPP Group plc 2004 Leadership Equity Acquisition Plan (2004 LEAP)

(i)	General

2004 LEAP was established in 2004 and replaced the previous Leadership Equity Acquisition Plan established in 1999 (under which there are no outstanding awards). There is one unvested award under 2004 LEAP (which will vest in March 2013).

(ii)	Investment shares

Participants committed investment shares (Investment Shares) in order to qualify for matching shares. With the exception of Sir Martin Sorrell (for whom the relevant limit was Investment Shares to the maximum value of US$18 million), the maximum aggregate value of Investment Shares was determined by the Compensation Committee and could not exceed 400 per cent. of annual earnings. Investment Shares are committed to 2004 LEAP for a five year period (the Investment Period). Investment Shares are held under arrangements approved by the Compensation Committee.

(iii)	Matching shares

The Compensation Committee granted awards of matching shares (conditional on the satisfaction of performance conditions) to participants who committed Investment Shares to 2004 LEAP. For each Investment Share committed to 2004 LEAP the participant may earn up to five matching shares if the associated performance condition is fully satisfied over the performance period. The number of matching shares a participant may receive at the end of the Investment Period will depend on the performance of WPP measured over the five financial years commencing with 2008 (the Performance Period). In respect of the unvested award, the number of matching shares will depend on the total share owner return (TSR) achieved by WPP relative to a number of comparator businesses in the global communication services industry. To achieve the maximum number of five matching shares for every Investment Share, the TSR of WPP must rank equal to the TSR of the first or second comparator group company over the Performance Period. If WPP’s performance is below the median of the comparator group no matching shares vest. The Compensation Committee acknowledges that TSR may not always accurately reflect the true performance of the WPP Group and so it has the discretion to vary the number of matching shares that will vest if it determines that, during a Performance Period, there have been exceptional circumstances. In respect of the right to receive dividends on the number of matching shares which vest at the end of a Performance Period, the Compensation Committee may provide that participants will be entitled to receive an issue or transfer at the end of a Performance Period of that number of New WPP Shares which could have been acquired if the dividends, which would have been paid on an award in the form of actual WPP Shares, had been reinvested in WPP Shares on the respective payment dates of the relevant dividends.

(iv)	Participation, form of awards and scheme limits

No further awards under 2004 LEAP will be granted.

(v)	Special situations

If, during the Investment Period, a participant ceases to be employed by the WPP Group for any reason other than voluntary resignation or termination for cause, the number of matching shares which is capable of vesting shall be reduced proportionately based on the part of the Investment Period that the participant remained in employment (but the award will lapse altogether if the participant does not retain all of his Investment Shares until the end of the Investment Period except to the extent that the Compensation Committee decides otherwise). The reduced number of matching shares may vest, to the extent to which the applicable performance conditions are satisfied, at the end of the Investment Period. If the participant resigns voluntarily or his employment is terminated for cause during the Investment Period, no matching shares will vest, except to the extent that the Compensation Committee decides otherwise.

(vi)	Change of control

Following a change of control of New WPP as a result of a takeover offer, a number of matching shares may vest depending on the extent to which the applicable performance condition pro-rated to the date of the change of control is satisfied.

If a court sanctions a compromise or arrangement under Part 18A of the Jersey Companies Law or a resolution is passed for the voluntary winding up of New WPP, the terms of awards and the terms on which the Investment Shares have been committed to 2004 LEAP may be varied in the manner the Compensation Committee decides and the auditors (or other financial advisers) confirm to be, in their opinion, fair and reasonable.

(vii)	Pensionability

Benefits under 2004 LEAP are not pensionable.

(viii)	Amendments

The Compensation Committee may amend the provisions of 2004 LEAP or the terms of any outstanding awards under it provided that no amendment to the advantage of eligible employees or participants will be made without the prior approval by ordinary resolution of the New WPP Share Owners unless the amendment is a minor amendment to benefit the administration of 2004 LEAP, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants in 2004 LEAP or for any member of the WPP Group.

(ix)	Variation of share capital

In the event of a variation of the share capital of New WPP, the Compensation Committee may make such amendments to the terms of outstanding awards and the terms on which Investment Shares are held as they consider appropriate and the auditors (or other advisers) confirm to be, in their opinion, fair and reasonable.

(c)	The WPP 2008 Executive Stock Option Plan (2008 ExSOP)

(i)	Outline

The 2008 ExSOP is being replaced by the 2012 ExSOP and no new options will be granted under the 2008 ExSOP after the Scheme becomes effective. Options will remain outstanding under the 2008 ExSOP after the Scheme becomes effective. The 2008 ExSOP includes a section approved by HMRC as well as additional sections which amend the rules in certain jurisdictions.

If all outstanding options under the 2008 ExSOP as at 5 November 2012 (being the last practicable date prior to the publication of this document) were to be exercised and satisfied by the issue of New WPP Shares, this would involve the issue of up to 20,253 New WPP Shares.

(ii)	Exercise of options

Options granted under the 2008 ExSOP are normally exercisable after the third anniversary of grant. The options may also be exercised (to the extent permitted under any performance conditions) for a limited period after the optionholder ceases employment by reason of injury, disability, death, retirement on or after reaching the age (if any) specified in his employment contract or following the sale out of the WPP Group of the company or business by which the optionholder is employed. If an optionholder ceases employment for any other reason, the Compensation Committee may permit options to be exercised within a limited period after ceasing employment. If an option is exercised in any of these circumstances less than three years after it was granted, the number of New WPP Shares in respect of which the option may be exercised will be scaled back on a pro rata time basis unless the Compensation Committee determines otherwise. Options may also be exercised in the event of a takeover, reconstruction or winding up of New WPP or the declaration of the assets of New WPP en désastre (to the extent permitted under any performance conditions) and, if this occurs less than three years after the option was granted, the number of New WPP Shares in respect of which the option may be exercised will be automatically scaled back on a pro rata time basis.

If exercise of an option that is subject to performance conditions is permitted before the end of the performance period, the Compensation Committee will make an early determination as to the extent to which the performance conditions have been met.

(iii)	Issue of shares

Options granted under the 2008 ExSOP may be satisfied by the issue of New WPP Shares or by the transfer of existing New WPP Shares or New WPP Treasury Shares.

New WPP Shares issued on the exercise of options will rank equally with shares of the same class in issue on the date of allotment except in respect of rights arising by reference to a prior record date.

(iv)	Variation of share capital

In the event of a variation of the share capital of New WPP, the Compensation Committee may make appropriate adjustments to the number of New WPP Shares or New WPP ADSs subject to an option and to the option exercise price, provided that the adjustments are confirmed by the auditors or other experts as being in their view fair and reasonable. An adjustment may only reduce the price at which those New WPP Shares are acquired on exercise to less than their nominal value if the New WPP Board is authorised to capitalise from the reserves of New WPP a sum equal to the difference between the nominal value of the shares and exercise price of the options and to apply that sum in paying up the amount on the New WPP Shares.

(v)	Pensionability

Benefits under the 2008 ExSOP are not pensionable.

(vi)	Amendments

The Compensation Committee may amend the provisions of the 2008 ExSOP or the terms of options granted under it, provided that no amendment to the advantage of eligible employees or participants in the 2008 ExSOP will be made without the prior approval by ordinary resolution of the New WPP Share Owners, unless the amendment is a minor amendment to benefit administration of the 2008 ExSOP, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for any participant or any WPP Group company. Amendments to key features of the approved section of the 2008 ExSOP cannot be made without the approval of HMRC.

(d)	The WPP 2008 Worldwide Ownership Plan (2008 WWOP)

(i)	Outline

The 2008 WWOP is being replaced by the 2012 WWOP and no new options will be granted under the 2008 WWOP after the Scheme becomes effective. Options will remain outstanding under the 2008 WWOP after the Scheme becomes effective. The 2008 WWOP includes a section approved by HMRC as well as additional sections which amend the rules in certain jurisdictions.

If all outstanding options under the 2008 WWOP as at 5 November 2012 (being the last practicable date prior to the publication of this document) were to be exercised and satisfied by the issue of New WPP Shares, this would involve the issue of up to 10,824,584 New WPP Shares.

(ii)	Exercise of options

Options granted under the 2008 WWOP are normally exercisable after the third anniversary of grant. The options may be exercised for a limited period after the optionholder ceases employment by reason of injury, disability, death, retirement on or after reaching the age (if any) specified in his employment contract or following the sale out of the WPP Group of the company or business in which the optionholder is employed. If an optionholder ceases employment for any other reason, the Compensation Committee may permit options to be exercised within a limited period after ceasing employment. If an option is exercised in any of these circumstances less than three years after it was granted, the number of New WPP Shares in respect of which the option may be exercised will be scaled back on a pro rata time basis unless the Compensation Committee determines otherwise. Options may also be exercised in the event of a takeover, reconstruction or winding up of New WPP or the declaration of the assets of New WPP en désastre and, if this occurs less than three years after the option was granted, the number of New WPP Shares in respect of which the option may be exercised will be automatically scaled back on a pro rata time basis.

(iii)	Issue of shares

Options granted under the 2008 WWOP may be satisfied by the issue of New WPP Shares or by the transfer of existing New WPP Shares or New WPP Treasury Shares.

New WPP Shares issued on the exercise of options will rank equally with shares of the same class in issue on the date of allotment except in respect of rights arising by reference to a prior record date.

(iv)	Variation of share capital

In the event of a variation of the share capital of New WPP, the Compensation Committee may make appropriate adjustments to the number of New WPP Shares or New WPP ADSs subject to an option and to the option exercise price, provided that the adjustments are confirmed by the auditors or other experts as being in their view fair and reasonable. An adjustment may only reduce the price at which shares are acquired on the exercise of an option to less than their nominal value if the New WPP Board is authorised to capitalise from the reserves of New WPP a sum equal to the difference between the nominal value of the shares and exercise price of the options and to apply such sum in paying up such amount on such shares.

(v)	Pensionability

Benefits under the 2008 WWOP are not pensionable.

(vi)	Amendments

The Compensation Committee may amend the provisions of the 2008 WWOP or the terms of options granted under it, provided that no amendment to the advantage of participants in the 2008 WWOP can be made without the prior approval by ordinary resolution of the New WPP Share Owners, unless the amendment is a minor amendment to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for any participant or any WPP Group company. Amendments to key features of the approved section of the 2008 WWOP cannot be made without the approval of HMRC.

(e)	The WPP 2005 Executive Stock Option Plan (2005 ExSOP)

(i)	Outline

The 2005 ExSOP was replaced by the 2008 ExSOP in 2008 since when no new options have been or will be granted under the 2005 ExSOP. Options will remain outstanding under the 2005 ExSOP after the Scheme becomes effective. The 2005 ExSOP includes a section approved by HMRC as well as additional sections which amend the rules in certain jurisdictions.

If all outstanding options under the 2005 ExSOP as at 5 November 2012 (being the last practicable date prior to the publication of this document) were to be exercised and satisfied by the issue of New WPP Shares, this would involve the issue of up to 222,268 New WPP Shares.

(ii)	Exercise of options

Options granted under the 2005 ExSOP are normally exercisable after the third anniversary of grant. The options may also be exercised (to the extent permitted under any performance conditions) for a limited period after the optionholder ceases employment by reason of injury, disability, death, retirement on or after reaching the age (if any) specified in his employment contract or following the sale out of the WPP Group of the company or business by which the optionholder is employed. If an optionholder ceases employment for any other reason, the Compensation Committee may permit options to be exercised within a limited period after ceasing employment. If an option is exercised in any of these circumstances less than three years after it was granted, the number of New WPP Shares in respect of which the option may be exercised will be scaled back on a pro rata time basis unless the Compensation Committee determines otherwise. Options may also be exercised in the event of a takeover, reconstruction or winding up of New WPP or the declaration of the assets of New WPP en désastre (to the extent permitted under any performance conditions) and, if this occurs less than three years after the option was granted, the number of New WPP Shares in respect of which the option may be exercised will be automatically scaled back on a pro rata time basis.

If exercise of an option that is subject to performance conditions is permitted before the end of the performance period, the Compensation Committee will make an early determination as to the extent to which the performance conditions have been met.

(iii)	Issue of shares

Options granted under the 2005 ExSOP may be satisfied by the issue of New WPP Shares or by the transfer of existing New WPP Shares or New WPP Treasury Shares.

New WPP Shares issued on the exercise of options will rank equally with shares of the same class in issue on the date of allotment except in respect of rights arising by reference to a prior record date.

(iv)	Variation of share capital

In the event of a variation of the share capital of New WPP, the Compensation Committee may make appropriate adjustments to the number of New WPP Shares or New WPP ADSs subject to an option and to the option exercise price, provided that the adjustments are confirmed by the auditors or other experts as being in their view fair and reasonable. An adjustment may only reduce the price at which those New WPP Shares are acquired on exercise to less than their nominal value if the New WPP Board is authorised to capitalise from the reserves of New WPP a sum equal to the difference between the nominal value of the shares and exercise price of the options and to apply that sum in paying up the amount on the New WPP Shares.

(v)	Pensionability

Benefits under the 2005 ExSOP are not pensionable.

(vi)	Amendments

The Compensation Committee may amend the provisions of the 2005 ExSOP or the terms of options granted under it, provided that no amendment to the advantage of eligible employees or participants in the 2005 ExSOP will be made without the prior approval by ordinary resolution of the New WPP Share Owners, unless the amendment is a minor amendment to benefit administration of the 2005 ExSOP, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for any participant or any WPP Group company. Amendments to key features of the approved section of the 2005 ExSOP cannot be made without the approval of HMRC.

(f)	The WPP 2005 Worldwide Ownership Plan (2005 WWOP)

(i)	Outline

The 2005 WWOP was replaced by the 2008 WWOP in 2008 since when no new options have been or will be granted under the 2005 WWOP. Options will remain outstanding under the 2005 WWOP after the Scheme becomes effective. The 2005 WWOP includes a section approved by HMRC as well as additional sections which amend the rules in certain jurisdictions.

If all outstanding options under the 2005 WWOP as at 5 November 2012 (being the last practicable date prior to the publication of this document) were to be exercised and satisfied by the issue of New WPP Shares, this would involve the issue of up to 3,117,500 New WPP Shares.

(ii)	Exercise of options

Options granted under the 2005 WWOP are normally exercisable after the third anniversary of grant. The options may be exercised for a limited period after the optionholder ceases employment by reason of injury, disability, death, retirement on or after reaching the age (if any) specified in his employment contract or following the sale out of the WPP Group of the company or business in which the optionholder is employed. If an optionholder ceases employment for any other reason, the Compensation Committee may permit options to be exercised within a limited period after ceasing employment. If an option is exercised in any of these circumstances less than three years after it was granted, the number of New WPP Shares in respect of which the option may be exercised will be scaled back on a pro rata time basis unless the Compensation Committee determines otherwise. Options may also be exercised in the event of a takeover, reconstruction or winding up of New WPP or the declaration of the assets of New WPP en désastre and, if this occurs less than three years after the option was granted, the number of New WPP Shares in respect of which the option may be exercised will be automatically scaled back on a pro rata time basis.

(iii)	Issue of shares

Options granted under the 2005 WWOP may be satisfied by the issue of New WPP Shares or by the transfer of existing New WPP Shares or New WPP Treasury Shares.

New WPP Shares issued on the exercise of options will rank equally with shares of the same class in issue on the date of allotment except in respect of rights arising by reference to a prior record date.

(iv)	Variation of share capital

In the event of a variation of the share capital of New WPP, the Compensation Committee may make appropriate adjustments to the number of New WPP Shares or New WPP ADSs subject to an option and to the option exercise price, provided that the adjustments are confirmed by the auditors or other experts as being in their view fair and reasonable. An adjustment may only reduce the price at which shares are acquired on the exercise of an option to less than their nominal value if the New WPP Board is authorised to capitalise from the reserves of New WPP a sum equal to the difference between the nominal value of the shares and exercise price of the options and to apply such sum in paying up such amount on such shares.

(v)	Pensionability

Benefits under the 2005 WWOP are not pensionable.

(vi)	Amendments

The Compensation Committee may amend the provisions of the 2005 WWOP or the terms of options granted under it, provided that no amendment to the advantage of participants in the 2005 WWOP can be made without the prior approval by ordinary resolution of the New WPP Share Owners, unless the amendment is a minor amendment to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for any participant or any WPP Group company. Amendments to key features of the approved section of the 2005 WWOP cannot be made without the approval of HMRC.

(g)	The WPP Executive Stock Option Plan (the Executive Plan)

(i)	Outline

The Executive Plan was adopted in 1996 and includes a section which is approved by HMRC. The Executive Plan also contains additional sections which amend the rules in certain jurisdictions. The Executive Plan was replaced by the 2005 ExSOP in 2005.

No new options can be granted under the Executive Plan. Options will remain outstanding under the Executive Plan after the Scheme becomes effective. If all outstanding options under the Executive Plan as at 5 November 2012 (being the last practicable date prior to the publication of this document) were to be exercised and satisfied by the issue of New WPP Shares, this would involve the issue of up to 3,367,980 New WPP Shares.

(ii)	Exercise of options

Options granted under the Executive Plan are normally exercisable after the third anniversary of grant. The exercise of an option may be conditional on the satisfaction of any performance conditions set at the date of grant. If the optionholder ceases employment by reason of injury, disability, death, retirement upon reaching the age when the optionholder becomes bound to retire under his employment contract or following the sale of the WPP Group company or business in which the optionholder is employed or, in respect of options granted before March 1999, redundancy, an option may be exercised within the period of 12 months after the date of cessation. If an optionholder ceases employment for any other reason, the board may permit options to be exercised within the same period. Options may also be exercised in the event of a takeover, reconstruction or winding up of New WPP or the declaration of the assets of New WPP en désastre.

Option exercises may be satisfied by the use of newly issued New WPP Shares.

(iii)	Variation of share capital

In the event of a variation of the share capital of New WPP, the New WPP Board may make certain adjustments to options. An adjustment may only reduce the price at which shares are acquired on the exercise of an option to less than their nominal value if the New WPP Board is authorised to capitalise from the reserves of New WPP a sum equal to the difference between the nominal value of the shares and exercise price of the options and to apply such sum in paying up such amount on such shares.

(iv)	Amendments

The New WPP Board may amend the provisions of the Executive Plan or the terms of options granted under it, provided that no amendment to the advantage of participants in the Executive Plan will be made without the prior approval by ordinary resolution of the New WPP Share Owners unless the amendment is a minor amendment to benefit the administration of the Executive Plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for any participant or any WPP Group company. Amendments to the approved section of the Executive Plan cannot be made without the approval of HMRC.

(v)	Pensionability

Benefits under the Executive Plan are not pensionable.

(h)	The WPP Worldwide Ownership Plan (the Worldwide Plan)

(i)	Outline

The Worldwide Plan was approved in 1996. The approved section of the Worldwide Plan is approved by HMRC and additional sections of the Worldwide Plan amend the rules in certain overseas jurisdictions. The Worldwide Plan was replaced by the 2005 WWOP in 2005.

No new options can be granted under the Worldwide Plan. Options will remain outstanding under the Worldwide Plan after the Scheme becomes effective. If all outstanding options under the Worldwide Plan as at 5 November 2012 (being the last practicable date prior to the publication of this document) were to be exercised and satisfied by the issue of New WPP Shares, this would involve the issue of up to 758,565 New WPP Shares.

(ii)	Exercise of options

Options granted under the Worldwide Plan are normally exercisable after the third anniversary of grant. If an optionholder ceases employment by reason of injury, disability, death, retirement upon reaching the age when the optionholder becomes bound to retire under his employment contract or following the sale of the WPP Group company or business in which the optionholder is employed or, in respect of options granted before March 1999, redundancy, an option may be exercised within the period of 12 months after the date of cessation. If an optionholder ceases employment for any other reason, the New WPP Board may permit options to be exercised within the same period. Options may also be exercised in the event of a takeover, reconstruction or winding up of New WPP or the declaration of the assets of New WPP en désastre.

Option exercises may be satisfied by the use of newly issued New WPP Shares.

(iii)	Variation of share capital

In the event of a variation of the share capital of New WPP, the New WPP Board may make certain adjustments to options. An adjustment may only reduce the price at which shares are acquired upon the exercise of an option to less than their nominal value if the New WPP Board is authorised to capitalise from the reserves of New WPP a sum equal to the difference between the nominal value of the shares and exercise price of the options and to apply such sum in paying up such amount on such shares.

(iv)	Amendments

The New WPP Board may amend the provisions of the Worldwide Plan or the terms of options granted under it, provided that no amendment to the advantage of participants in the Worldwide Plan can be made without the prior approval by ordinary resolution of the New WPP Share owners, unless the amendment is a minor amendment to benefit the administration of the Worldwide Plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for any participant or any WPP Group company. Amendments to the approved section of the Worldwide Plan must also be approved by HMRC.

(v)	Pensionability

Benefits under the Worldwide Plan are not pensionable.

(i)	The Deferred Stock Units Award Agreements (the DSUs)

The capital investment plan (the CIP) provided Sir Martin Sorrell with a capital incentive which was initially dependent on satisfaction of performance requirements over a five year period.

Sir Martin deferred his entitlement to 3,636,950 WPP 2005 Shares under two separate DSUs. On 24 November 2010, WPP received share owner approval to further defer his entitlement to the 3,636,950 WPP Shares.

Under the DSUs, Sir Martin Sorrell will have an entitlement to receive 877,736 New WPP Shares at an aggregate price of £19.32 on 30 November 2017, or on a change of control of, or a cessation of employment with, WPP 2005 or WPP Group USA, Inc. if earlier than 30 November 2017. In addition, under the DSUs, Sir Martin deferred his option to acquire 2,759,214 WPP Shares at an option price of £60.72 in aggregate. The option element of the DSUs is exercisable over New WPP Shares at any time up to 30 November 2017. Benefits under the DSUs are not pensionable.

(j)	The 24/7 Media, Inc. 1998 Stock Incentive Plan and the 24/7 Real Media, Inc. 2002 Stock Incentive Plan (the TFSM Plans)

(i)	Outline

The TFSM Plans were used to grant awards to employees and consultants of 24/7 Real Media, Inc. (TFSM) and its affiliates before the acquisition of TFSM by WPP. All subsisting awards have been converted into awards relating to WPP Shares and/or WPP ADSs and no further awards will be granted under the TFSM Plans.

If all outstanding awards under the TFSM Plans as at 5 November 2012 (being the last practicable date prior to the publication of this document) were to be exercised and satisfied by the issue of New WPP Shares, this would involve the issue of up to 35,499 New WPP Shares.

(ii)	Awards

Awards take the form of stock options (either qualified stock options which satisfy the requirements of section 422 of the Internal Revenue Code or non-qualified stock options), stock appreciation rights or restricted stock.

The option price of options is not less than the fair market value of the shares at the time of grant. Options are exercisable at such time or times determined by the plan committee. The term of each option was determined by the Plan Committee but in no case is more than ten years.

Restricted stock awards were generally purchased at no cost and are subject to restrictions on transfer during the applicable vesting period, as determined by the plan committee.

A stock appreciation right gives a participant the right to receive on exercise an amount in cash or stock equal in value to the excess of the fair market value on the date of exercise over the fair market value on the date of grant.

(iii)	Variation of share capital

In the event of a variation of the share capital of New WPP, the plan committee may adjust the number of New WPP Shares subject to awards and the exercise price of options.

(iv)	Amendments

The directors of TFSM may amend or terminate the TFSM Plans so long as the amendment does not, without the consent of a participant, impair the participant’s rights under an outstanding award. No amendment to the advantage of eligible employees or participants in the TFSM Plans will be made without the prior approval by ordinary resolution of the New WPP Share Owners, unless the amendment is a minor amendment to benefit administration of the TFSM Plans, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for any participant or any WPP Group company.

(v)	Pensionability

Benefits under the TFSM Plans are not pensionable.

(k)	The Taylor Nelson Sofres Worldwide Employee Sharesave Plan (the TNS Plan)

(i)	Outline

The TNS Plan was used to grant options to employees of Taylor Nelson Sofres plc (TNS) and its subsidiaries before the acquisition of TNS by WPP. All subsisting options have been converted into options over WPP Shares.

If all outstanding awards under the TNS Plan as at 5 November 2012 (being the last practicable date prior to the publication of this document) were to be exercised and satisfied by the issue of New WPP Shares, this would involve the issue of up to 775,351 New WPP Shares.

(ii)	Options

The exercise price of options is not less than 80% of the market value of the shares at the date of grant. Participants in the TNS Plan have entered into three-, five- or seven-year savings contracts with the TNS Plan administrator, under which specified monthly amounts are deducted from salary. At the end of the savings contract, participants receive from the savings contract provider a tax-free terminal bonus, which is fixed at the start of the savings contract. The number of shares that can be acquired on exercise of the options will be such number that have an aggregate exercise price not exceeding the total proceeds of the savings contract (including the bonus). Options may be exercised within a six-month period after maturity of the savings contract by a person who is then a director or an employee of a member of the TNS group or an associated company of TNS or a company of which TNS has control.

Options may be exercised for a limited period after cessation of employment if the participant ceases due to death, injury, disability, redundancy or retirement or because the subsidiary or business by which he is employed is sold out of the TNS group of companies. Where the exercise of an option occurs before the maturity of the relevant savings contract the number of shares in respect of which it can be exercised will be limited by reference to the accrued proceeds of the savings contract at the date of exercise.

(iii)	Variation of share capital

If an increase or variation in the capital of WPP occurs by reason of a capitalisation or rights issue or a sub-division, consolidation or reduction or otherwise, then the board of directors of WPP may make appropriate adjustments to the exercise price and the number of shares under option. Any such adjustment to options granted to UK participants may only be made with the prior consent of HMRC. Where the option is to subscribe for shares the exercise price may not be less than the nominal value of a share.

(iv)	Amendments

The terms of the TNS Plan may only be amended to the advantage of current or potential participants with the prior authority of TNS in general meeting, except for minor amendments to benefit the administration of the TNS Plan or maintain favourable tax, exchange control or regulatory treatment for participants or for any member of the TNS group of companies. For options granted to UK participants, no amendment can take effect until the approval of HMRC is obtained.

(v)	Pensionability

Benefits under the TNS Plan are not pensionable.

13.6	WPP Restricted Stock Plan (RSP)

The RSP is not a “long term incentive scheme” as that term is defined for the purposes of the Listing Rules. Accordingly, this plan has not been approved by WPP Share Owners. The summary shows the principal terms of the plan that will be applicable to existing awards and new awards if the Scheme becomes effective.

The RSP was designed to allow flexibility to grant different types of awards (for example, performance share awards and executive share awards).

(i)	Eligibility

Awards may only be made under the RSP to employees and executive directors of the WPP Group. The Compensation Committee will determine which employees and directors participate.

(ii)	Grant of Awards

After the end of each financial year of New WPP or at such other time as the Compensation Committee may determine, the Compensation Committee will consider whether to grant awards under the RSP. Normally awards may only be granted within the period of six weeks following the announcement of New WPP’s results for any period but exceptionally awards may be granted at other times.

(iii)	Nature of Awards

Awards will be in respect of a specified number of New WPP Shares, which will usually be delivered to the participant two years after the award is made (or after such other period as the Compensation Committee determines at the date of grant). If the participant ceases to be employed with the WPP Group during that period the award may lapse or be unaffected or the number of New WPP Shares comprised in the award may be delivered early, in each case at the discretion of the Compensation Committee. For certain types of “bad” leavers (such as employees who are summarily dismissed), the awards will lapse automatically. Subject to the discretion of the Compensation Committee, the number of New WPP Shares that are delivered may be reduced on a pro rata basis to reflect the proportion of the vesting period elapsed at the date of cessation of employment.

(iv)	Change of Control

In the event of a change of control of New WPP, the number of New WPP Shares comprised in the awards will normally be transferred to the participants shortly after the change of control occurs. In these circumstances any awards may be scaled down on a pro rata time basis.

(v)	Variation of share capital

In the event of a variation of the share capital of New WPP, the Compensation Committee may make appropriate adjustments to awards provided that the amendments are confirmed by the auditors or other experts as being in their view fair and reasonable.

(vi)	Pensionability

Benefits under the RSP are not pensionable.

(vii)	Amendments

The Compensation Committee has discretion to amend any aspect of the RSP and/or the terms of any awards to be granted under it provided that no amendments can be made that could result in New WPP Shares being issued or New WPP Treasury Shares of New WPP being transferred or that would widen the scope of the RSP as it will apply to directors so that it would become a long term incentive scheme (as defined in the Listing Rules), in each case without the consent of the New WPP Share Owners.

(viii)	Satisfaction of Awards

New WPP will procure that sufficient New WPP Shares are transferred to satisfy awards at the end of the vesting period.

13.7	401k Plans

(a)	GroupM Worldwide, Inc. Plan (the M Plan)

(i)	Outline

The M Plan is intended to qualify as a profit-sharing plan under Section 401(a) of the Internal Revenue Code, and includes a cash or deferred arrangement intended to qualify under Section 401(k) of the Internal Revenue Code.

(ii)	Eligibility

Employees of GroupM Worldwide, Inc., other than non-resident aliens, leased employees and certain collectively-bargained employees are eligible to make elective contributions to the M Plan upon attainment of age 18, and are eligible to participate in the employer contributions portion of the plan (employer matching contributions and employer profit sharing contributions) upon attainment of age 18 and completion of one year of service.

(iii)	Contributions

The M Plan provides for elective employee contributions in which participants are automatically 100% vested, discretionary employer matching contributions which vest 100% upon completion of three years of service, and discretionary employer profit sharing contributions which vest 100% upon the completion of three years of service.

(iv)	Investment of assets

The M Plan has several investment options into which participants may direct contributions, including WPP ADSs. To the extent that a participant’s account is invested in WPP ADSs on the date distribution is to be made, the participant may elect to receive an in-kind distribution. Participants who invest in WPP ADSs are provided pass-through voting rights, allowing them to direct the trustee how to vote the shares. In the absence of instructions, shares generally remain unvoted. In the case of a tender offer, shares remain unvoted and untendered unless otherwise required by statute.

(v)	Distributions

Distributions from the M Plan are available upon a participant’s termination of employment with GroupM Worldwide, Inc. and all related companies. The plan provides for distributions while a participant is still employed if the participant has reached his or her normal retirement date (the later of age 62 or the fifth anniversary of participation) or becomes disabled. Payments are generally made in a single lump sum or instalments.

(vi)	Amendments

The Board of GroupM Worldwide, Inc. or its appointed delegate may amend or terminate the M Plan. No amendment may (A) decrease the accrued benefit of any participant, (B) revert plan assets to the company, (C) divert plan assets for uses other than those in the exclusive benefit of the participants, or (D) be retroactive, except as allowed under applicable law.

(b)	The Ogilvy & Mather Profit Sharing Retirement and 401(k) Plan (the O&M Plan)

(i)	Outline

The O&M Plan is intended to qualify as a profit-sharing plan under Section 401(a) of the Internal Revenue Code, and includes a cash or deferred arrangement intended to qualify under Section 401(k) of the Internal Revenue Code.

(ii)	Eligibility

Employees of the Ogilvy Group, Inc., other than non-resident aliens, leased employees, certain independent contractors and certain collectively-bargained employees, are eligible to participate in the O&M Plan on the first day of the month coinciding with or next following one month of service, except that part-time, temporary or contingent employees are eligible to participate on the first day of the month coinciding with or next following one year of service.

(iii)	Contributions

The O&M Plan provides for pre-tax and Roth (after-tax) elective contributions and discretionary employer profit sharing contributions in which participants are automatically 100% vested.

(iv)	Investment of assets

The O&M Plan has several investment options into which participants may direct contributions, including WPP ADSs. To the extent that a participant’s account is invested in WPP ADSs on the date distribution is to be made, the participant may elect to receive an in-kind distribution. Participants who invest in WPP ADSs are provided pass-through voting rights, allowing them to direct the trustee how to vote the shares. In the absence of instructions from a participant, shares generally are voted by the trustee in the same proportion as voted shares. In the case of a tender offer, in the absence of participant instructions, the shares remain unvoted and untendered, unless otherwise required by statute. However, in the case of shares related to the ESOP which was merged into the plan in 2001, those are voted in the same proportion as voted shares.

(v)	Distributions

Distributions from the O&M Plan are available upon a participant’s termination of employment with the Ogilvy Group, Inc. and all related companies. The plan provides for distributions while a participant is still employed if the participant has reached age 70 1/2 or if the participant encounters financial hardship. Payments are generally made in a single lump sum.

(vi)	Amendments

The Board of Ogilvy Group, Inc. may amend or terminate the O&M Plan. No amendment may (A) decrease the benefit of any participant, (B) revert plan assets to the company, (C) divert plan assets for uses other than those in the exclusive benefit of the participants, or (D) substantially increase the duties of the trustee without its consent.

(c)	The J. Walter Thompson Company U.S. Employees’ Profit Sharing and Matched Savings Plan (the JWT Plan)

(i)	Outline

The JWT Plan is intended to qualify as a profit-sharing plan under Section 401(a) of the Internal Revenue Code, and includes a cash or deferred arrangement intended to qualify under Section 401(k) of the Internal Revenue Code.

(ii)	Eligibility

Employees of J. Walter Thompson Company, other than non-resident aliens, employees of foreign affiliates, leased employees, certain independent contractors, consultants, freelancers, employment agency employees and certain collectively-bargained employees, are eligible to participate in the JWT Plan on (1) the first day of the month following their employment commencement date for elective contributions; (2) on the first day of the month following one year of service for matching contributions; and (3) the first day of the month following two years service for profit sharing contributions.

(iii)	Contributions

The JWT Plan provides for elective employee contributions and discretionary employer profit sharing contributions in which participants are automatically 100% vested, and discretionary employer matching contributions in which the participant becomes fully vested upon completion of three years of service.

(iv)	Investment of assets

The JWT Plan has several investment options into which participants may direct contributions, including WPP ADSs. To the extent that a participant’s account is invested in WPP ADSs on the date distribution is to be made, the participant may elect to receive an in-kind distribution. Participants who invest in WPP ADSs are provided pass-through voting rights, allowing them to direct the trustee how to vote the shares. In the absence of instructions from a participant, shares generally are voted by the trustee in the same proportion as voted shares. In the case of a tender offer, in the absence of participant instructions, shares remain unvoted and untendered. If time constraints make it unlikely that participant instructions can be received on a timely basis, then the Investment Fiduciary (the administrative committee of the Board) may direct the trustee how to vote. In the case that the Investment Fiduciary’s instructions are not received, the trustee can get advice from a bank, insurance company, investment adviser or other investment professional or retain an investment manager or other independent fiduciary to make the voting decision.

(v)	Distributions

Distributions from the JWT Plan are available upon a participant’s termination of employment with J. Walter Thompson Company and all related companies. The plan provides for distributions while a participant is still employed if the participant has attained age 59 1/2 or if the participant encounters financial hardship. Payments are made in a single lump sum, unless they are made from assets transferred from the merged money purchase plan, in which case payments are made in the form of an annuity, unless a lump sum is elected, with spousal consent as required by law.

(vi)	Amendments

The Board of J. Walter Thompson Company may amend or terminate the JWT Plan. No amendment may (A) reduce any vested right of any participant, (B) vest in the company any interest in plan assets, (C) divert plan assets for uses other than those in the exclusive benefit of the participants or (D) change the rights, powers or duties of the trustees without their consent.

(d)	The Hill and Knowlton Retirement and 401k Savings Plan (the H&K Plan)

(i)	Outline

The H&K Plan is intended to qualify as a profit-sharing plan under Section 401(a) of the Internal Revenue Code, and includes a cash or deferred arrangement intended to qualify under Section 401(k) of the Internal Revenue Code.

(ii)	Eligibility

Employees of Hill & Knowlton, Inc., other than non-resident aliens, employees of foreign affiliates, leased employees, certain independent contractors, consultants, freelancers, employment agency employees and certain collectively-bargained employees, are eligible to participate in the H&K Plan on the first day of the month following date of hire for elective and matching contributions and on the first day of the month following two years service for profit sharing contributions.

(iii)	Contributions

The H&K Plan provides for elective employee contributions and employer profit-sharing contributions (at least 3% of eligible participant compensation) in which participants are automatically 100% vested. Employer matching contributions (up to 4% of the participant’s compensation) vest as to 25% upon the completion of one year of service, and as to an additional 25% upon the completion of each year of service for the next three years of service.

(iv)	Investment of assets

The H&K Plan has several investment options into which participants may direct contributions, including WPP ADSs. To the extent that a participant’s account is invested in WPP ADSs on the date distribution is to be made, the participant may elect to receive an in-kind distribution. Participants who invest in WPP ADSs are provided pass-through voting, allowing them to direct the trustee on how to vote the shares. In the absence of instructions from a participant, shares generally are voted by the trustee in the same proportion as voted shares.

(v)	Distributions

Distributions from the H&K Plan are available upon a participant’s termination of employment with Hill and Knowlton, Inc. and all related companies. The plan provides for distributions while a participant is still employed if the participant has reached age 59 1/2 or if the participant encounters financial hardship. Payments are made in a single lump sum, unless they are made from assets transferred from the merged money purchase plan, in which case payments are made in the form of an annuity, unless a lump sum is elected, with spousal consent as required by law.

(vi)	Amendments

The Board of Hill and Knowlton, Inc. may amend or terminate the H&K Plan. No amendment may (A) reduce any vested right of any participant, (B) vest in the company any interest in plan assets, (C) divert plan assets for uses other than those for the exclusive benefit of the participants, or (D) change the rights, duties or powers of trustees without their consent.

13.8	The ESOPs

The ESOPs are trusts constituted by separate trust deeds for the benefit generally of employees, former employees and family members of employees and former employers of WPP, subject to the following clarification:

The WPP Group plc Grantor Trust is for the benefit of:

•

the employees and former employees from time to time of any subsidiary (as defined in the trust deed) organised or incorporated in any jurisdiction other than the United Kingdom and the wives, husbands, widows, widowers and children and step-children under the age of 18 of such employees and former employees; and

•

the employees and former employees from time to time of any other subsidiary (as defined in the trust deed) who are citizens or residents of any jurisdiction other than the United Kingdom and the wives, husbands, widows, widowers and children and step-children under the age of 18 who are citizens of any jurisdiction other than the United Kingdom or employees and former employees of any other subsidiary (as defined in the trust deed).

The WPP Group plc CIP Grantor Trust is for the benefit of:

•

the employees and former employees from time to time of any subsidiary (as defined in the trust deed) organised in the United States of America and the wives, husbands, widows, widowers and children and step-children under the age of 18 of such employees and former employees; and

•

the employees and former employees from time to time of any other subsidiary (as defined in the trust deed) who are citizens or residents of the United States of America and the wives, husbands, widows, widowers and children and step-children under the age of 18 who are citizens of the United States of America of such employees and former employees or any other subsidiary.

The WPP Group plc ROW ESOP is for the benefit of:

•

the employees and former employees from time to time of any subsidiary (as defined in the trust deed) incorporated outside the United Kingdom other than any subsidiary organised or incorporated under the laws of the United States of America; and

•	the wives, husbands, widows, widowers and children and step-children under the age of 18 of such employees and former employees.

The WPP Group plc UK ESOP is for the benefit of:

•	the employees and former employees from time to time of WPP and/or any subsidiary (as defined in the trust deed) incorporated in the United Kingdom; and

•

the wives, husbands, widows, widowers and children and step-children under the age of 18 of such employees and former employees but excluding any person who is a citizen or resident of the United States of America.

The assets of the ESOPs cannot be used to benefit WPP or New WPP.

The powers of investment in the ESOPs specifically allow the trustees of the trusts to subscribe for, or purchase, ordinary shares in WPP. The shares can be used to satisfy share incentives granted to employees of WPP or any of its subsidiaries.

The trustees have been given a broad range of powers to hold the ESOPs’ funds or to pay or apply the income and capital of the trust fund to or for the benefit of all or any of the beneficiaries.

13.9	Outstanding options and awards under the WPP Share Plans, the RSP and the ABDP

The table below shows details of the options and awards that constitute rights to acquire WPP Shares and which were outstanding under the WPP Share Plans and the ABDP on 5 November 2012 (the last practicable date before the publication of this document). No consideration was paid for the grant of the options and awards.

Plan Name	Shares expressed in ordinaries as at 5 November 2012

Executive Stock Option Plan pre October 2005	3,367,980
Executive Stock Option Plan post October 2005 but pre October 2008	222,268
Executive Stock Option Plan post October 2008	20,253
Worldwide Ownership Plan pre October 2005	758,565
Worldwide Ownership Plan post October 2005 but pre October 2008	3,117,500
Worldwide Ownership Plan post October 2008	10,824,584
2004 Leadership Equity Acquisition Plan[1]	8,753,383
Leadership Equity Acquisition Plan III[1]	14,674,345
Deferred Stock Unit Award Agreements[2]	3,636,950
RSP post October 2005 but pre October 2008	187,185
RSP post October 2008	24,402,080
ABDP pre October 2005	0
ABDP post October 2005 but pre October 2008	0
ABDP post October 2008	901,938
TFSM Plans	35,499
TNS Plan	775,351

Total	71,677,881

1	Multiplied by 5 (maximum shares)
2	As per WPP’s 2011 Annual Report and Accounts

(Actual awards are made over a combination of WPP Shares and WPP ADSs but are shown here as being over WPP Shares.)

14.	Pension plans

The form and level of the WPP Group sponsored retirement programmes varies depending on historical practices and local market considerations. In the two markets where the WPP Group employs the largest number of people, the US and the UK, pension provision generally takes the form of defined contribution plans, although the WPP Group still maintains various defined benefit plans and arrangements primarily in the US and UK. In each case, these pension plans are provided for the benefit of employees in specific operating companies and, in the case of the UK defined benefit plans, are closed to new entrants. All pension coverage for WPP’s executive directors is currently on a defined contribution basis and only base salary is pensionable under any WPP retirement plan.

The WPP Group’s pension deficit on an IAS 19 basis was £280.8 million as at 31 December 2011, compared to £239.9 million as at 31 December 2010. The increase in the deficit is primarily due to lower discount rates as well as a lower return on pension assets. These factors are partially offset by actions taken by WPP to curtail and settle plans. Actuarial valuations are obtained at least triennially and are updated at 31 December each year. Consequently the pension deficit recorded by the WPP Group as at 30 June 2012 was unchanged from the deficit as at 31 December 2011.

Employer contributions in 2011 were £66.8 million (2010: £53.3 million) and are expected to be in the range of £60 million to £80 million in 2012 depending on the performance of the assets.

15.	Subsidiary undertakings

Upon the Scheme becoming effective, New WPP will be the holding company of the WPP Group and New WPP will have the following subsidiary undertakings (each of which is considered by New WPP to be likely to have a significant effect on the assessment of assets and liabilities, the financial position and/ or the profits and losses of New WPP and is an operating company):

Name and country of incorporation/ residence	Registered office	Class of share capital (issued and fully paid, unless otherwise stated)	Proportion of capital held	Proportion of voting power held	Nature of business
WPP 2005 Ltd UK	Pennypot Industrial Estate Hythe Kent CT21 6PE	Ordinary shares	100%	100%	Advertising and media investment management
J. Walter Thompson Company, Inc. USA	The Corporation Trust Company 1209 Orange Street Wilmington Delaware 19801 USA	Common Stock	100%	100%	Advertising
GroupM Worldwide, Inc. USA	United Corporate Services, Inc 874 Walker Road Suite C Dover Delaware 19904 USA	Common Stock	100%	100%	Media investment management
The Ogilvy Group, Inc. USA	309 West 24th Street New York NY 10019 USA	Common Stock and Cumulative Preferred Stock	100%	100%	Advertising
Young & Rubicam, Inc. USA	The Corporation Trust Company, Corporation Trust Center 1209 Orange Street Wilmington Delaware 19801 USA	Common Stock	100%	100%	Advertising
Grey Global Group Inc. USA	1209 Orange Street Wilmington Delaware 19801 USA	Common Stock	100%	100%	Advertising
TNS Group Holdings Ltd. UK	TNS House Westgate London W5 1UA UK	Ordinary Shares and Special Voting Cumulative Preference Shares	100%	100%	Market research

16.	Securities laws

16.1

The distribution of this document and the issue of New WPP Shares in certain jurisdictions may be restricted by law or regulation and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions, including those in the paragraphs that follow. Any failure to comply with these restrictions may constitute a violation of the securities laws or regulations of any such jurisdiction.

16.2

This document does not constitute an invitation or offer to sell or exchange or the solicitation of an invitation or offer to buy or exchange any security or to become a member of New WPP. None of the securities referred to in this document shall be sold, issued, exchanged or transferred in any jurisdiction in contravention of applicable law.

16.3

No person has been authorised to give any information or make any representations other than those contained in this document and any documents incorporated by reference and, if given or made, such information or representations must not be relied on as having been so authorised by New WPP, the New WPP Directors, Merrill Lynch or any of Merrill Lynch’s affiliates. Without prejudice to any obligation of the Company to publish a supplementary prospectus pursuant to section 87G of the FSMA and section 3.4 of the Prospectus Rules, neither the delivery of this document nor any subscription or sale made under the Scheme will, under any circumstances, create any implication that there has been no change in the affairs of the WPP Group since the date of this document or that the information in it is correct as of any subsequent time to the date of this document.

16.4

The contents of this document should not be construed as legal, financial or tax advice. Each Scheme Share Owner should consult his, her or its own legal, financial or tax adviser for legal, financial or tax advice.

17.	Employees

The average number of employees of the WPP Group for the three financial years ended 31 December 2011 and the period ended 30 June 2012 and the breakdown by main category and geographical location were as follows:

	30 June 2012	31 Dec 2011	31 Dec 2010	31 Dec 2009
Geographical location:
North America	27,453	27,540	25,546	25,004
United Kingdom	11,227	10,555	9,620	9,704
Western Continental Europe	23,180	22,504	21,154	22,230
Asia Pacific, Latin America, Africa & Middle East and
Central & Eastern Europe	51,451	49,372	45,067	48,380

	113,311	109,971	101,387	105,318

Their operating sector distribution was as follows:
Advertising and Media Investment Management	48,445	47,252	42,424	42,906
Consumer Insight	28,730	29,204	28,167	28,325
Public Relations and Public Affairs	8,429	7,869	7,364	7,325
Branding & Identity, Healthcare and Specialist
Communications	27,707	25,646	23,432	26,762

	113,311	109,971	101,387	105,318

18.	UK taxation

18.1	General

The following statements are intended only as a general guide to certain UK tax considerations and do not purport to be a complete analysis of all potential UK tax consequences of acquiring, holding or disposing of New WPP Shares (or New WPP ADSs). They are based on current UK tax law and what is understood to be the current practice (which may not be binding) of HMRC as at the date of this document, both of which are subject to change, possibly with retrospective effect. They relate only to New WPP Share Owners (or holders of New WPP ADSs) who are resident (and, in the case of individuals, ordinarily resident and domiciled) for tax purposes in (and only in) the UK (except insofar as express reference is made to the treatment of non-UK residents), who hold their New WPP Shares (or New WPP ADSs) as an investment (other than under an individual savings account) and who are the absolute beneficial owner of both the New WPP Shares (or New WPP ADSs) and any dividends paid on them. The discussion does not address all possible tax consequences relating to an investment in the New WPP Shares (or New WPP ADSs). The tax position of certain categories of New WPP Share Owners (or holders of New WPP ADSs) who are subject to special rules (such as persons acquiring (or deemed to acquire) their New WPP Shares (or New WPP ADSs) in connection with an office or employment, traders, brokers, dealers in securities, insurance companies, banks, financial institutions, investment companies, tax-exempt organisations, persons connected with New WPP or the WPP Group, persons holding New WPP Shares (or New WPP ADSs) as part of hedging or conversion transactions, New WPP Share Owners (or holders of New WPP ADSs) who are not domiciled or not ordinarily resident in the UK, collective investment schemes and those who hold 5% or more of the New WPP Shares) is not considered nor is the tax position of any person holding investments in any HMRC approved arrangements or schemes, including the enterprise investment scheme, venture capital scheme or business expansion scheme, or New WPP Share Owners (or holders of New WPP ADSs) that hold the New WPP Shares (or New WPP ADSs) in connection with a trade, profession or vocation carried on in the UK (whether through a branch or agency or, in the case of a corporate New WPP Share Owner (or holder of New WPP ADSs), a permanent establishment or otherwise).

Prospective investors who are in any doubt as to their tax position or who may be subject to tax in a jurisdiction other than the UK are strongly recommended to consult their own professional advisers.

References in this paragraph 18 to New WPP Shares include references to New WPP ADSs and corresponding references to New WPP Share Owners (or holders of New WPP ADSs) include references to holders of New WPP ADSs, unless indicated otherwise.

18.2	Tax on dividends

The Company will not be required to withhold UK tax at source from dividend payments it makes.

(a)	Individuals

An individual New WPP Share Owner who is resident for tax purposes in the UK and who receives a cash dividend from New WPP will generally be entitled to a tax credit equal to one-ninth of the amount of the cash dividend received, which is equivalent to 10% of the aggregate of the dividend received and the tax credit (the gross dividend), and will be subject to income tax on the gross dividend. An individual UK resident New WPP Share Owner who is subject to income tax at a rate or rates not exceeding the basic rate will be liable to tax on the gross dividend at the rate of 10%, so that the tax credit will satisfy the income tax liability of such a New WPP Share Owner in full. Where the tax credit exceeds the New WPP Share Owner’s tax liability the New WPP Share Owner cannot claim repayment of the tax credit from HMRC. An individual UK resident New WPP Share Owner who is subject to income tax at the higher rate will be liable to income tax on the gross dividend at the rate of 32.5% to the extent that such sum, when treated as the top slice of that New WPP Share Owner’s income, exceeds the threshold for higher rate income tax. After setting the 10% tax credit against part of the New WPP Share Owner’s liability, a higher rate taxpayer will therefore be liable to account for tax equal to 22.5% of the gross dividend, (or 25% of the net cash dividend), to the extent that the gross dividend exceeds the threshold for the higher rate.

An individual UK resident New WPP Share Owner liable to income tax at the additional rate will be subject to income tax on the gross dividend at the rate of 42.5% of the gross dividend to the extent the threshold is exceeded, but will be able to set the UK tax credit off against part of this liability. The effect of that set-off of the UK tax credit is that such a New WPP Share Owner will have to account for additional tax equal to 32.5% of the gross dividend (or approximately 36.1% of the net cash dividend) to the extent that the gross dividend exceeds the threshold for the additional rate (subject to the changes discussed below).

The UK Government has announced that the dividend additional rate will be reduced from 42.5% to 37.5%, with effect on and after 6 April 2013. From 6 April 2013 onwards a UK resident individual New WPP Share Owner liable to income tax at the additional rate will be subject to income tax on the gross dividend at the rate of 37.5% to the extent the threshold is exceeded but will be able to set the tax credit off against part of his liability. This will have the effect that the New WPP Share Owner will have to account for tax equal to 27.5% of the gross dividend (or approximately 30.6% of the net cash dividend), to the extent that the gross dividend exceeds the threshold for the additional rate.

(b)	Companies

New WPP Share Owners within the charge to UK corporation tax which are “small companies” for the purposes of Chapter 2 of Part 9A of the Corporation Tax Act 2009 will not be subject to UK corporation tax on any dividend received from New WPP provided certain conditions are met (including an anti-avoidance condition).

Other New WPP Share Owners within the charge to UK corporation tax will not be subject to UK corporation tax on dividends received from New WPP so long as the dividends fall within an exempt class and certain conditions are met. For example, dividends paid on shares that are “ordinary shares” and are not “redeemable” (as those terms are used in Chapter 3 of Part 9A of the Corporation Tax Act 2009), and dividends paid to a person holding less than 10% of the issued share capital of New WPP should generally fall within an exempt class. However, the exemptions are not comprehensive and are subject to anti-avoidance rules. New WPP anticipates that the New WPP Shares should be treated as “ordinary shares” and not “redeemable” shares for these purposes.

If the conditions for exemption are not met or cease to be satisfied, or such a New WPP Share Owner elects for an otherwise exempt dividend to be taxable, the New WPP Share Owner will be subject to UK corporation tax on dividends received from New WPP, at the rate of corporation tax applicable to that New WPP Share Owner (currently 24% for companies paying the full rate of corporation tax for financial year 2012, a rate of 23% for financial year 2013 and a rate which is expected to reduce to 22% for financial year 2014).

(c)	No Payment of Tax Credit

Individual UK resident New WPP Share Owners who are not liable to UK income tax in respect of the gross dividends, and other UK resident tax payers who are not liable to UK tax on dividends, including UK pension funds and charities, will not be entitled to claim repayment of the tax credit attaching to any dividends paid by New WPP.

(d)	Non-UK Resident New WPP Share Owners

New WPP Share Owners who are resident outside the UK for tax purposes will not generally be able to claim repayment from HMRC of any part of the tax credit attaching to dividends received from New WPP, although this will depend on the existence and terms of any double taxation convention between the UK and the country in which such New WPP Share Owner is resident. A New WPP Share Owner resident outside the UK may also be subject to taxation on dividend income under local law. A New WPP Share Owner who is not solely resident in the UK for tax purposes should consult his own tax advisers concerning his tax liabilities (in the UK and any other country) on dividends received from New WPP, whether they are entitled to claim any part of the tax credit and, if so, the procedure for doing so, and whether any double taxation relief is due in any country in which they are subject to tax.

18.3	Taxation of disposals

A disposal or deemed disposal of New WPP Shares by a New WPP Share Owner who is (at any time in the relevant UK tax year) resident or, in the case of an individual, ordinarily resident in the UK for tax purposes may, depending upon the New WPP Share Owner’s circumstances and subject to any available exemption or relief (such as the annual exempt amount for individuals and indexation allowance for corporate New WPP Share Owners), give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of capital gains.

An individual New WPP Share Owner who has ceased to be resident or ordinarily resident for tax purposes in the UK for a period of less than five tax years and who disposes of all or part of his New WPP Shares during that period may be liable to capital gains tax in respect of any chargeable gain arising from such a disposal on his return to the UK, subject to any available exemptions or reliefs.

18.4	Stamp duty and stamp duty reserve tax (SDRT)

No UK stamp duty or SDRT will be payable on the issue of New WPP Shares.

UK stamp duty should generally not need to be paid on a transfer of the New WPP Shares.

No UK SDRT will be payable in respect of any agreement to transfer New WPP Shares unless they are registered in a register kept in the UK by or on behalf of New WPP. It is not intended that such a register will be kept in the UK.

The statements in this paragraph summarise the current position on stamp duty and SDRT and are intended as a general guide only. Special rules apply to agreements made by, amongst others, intermediaries and certain categories of person may be liable to stamp duty or SDRT at higher rates.

19.	Jersey taxation

19.1	General

The following summary of the anticipated tax treatment in Jersey of New WPP and New WPP Share Owners and holders of New WPP ADSs (other than residents of Jersey) is based on Jersey taxation law as it is understood to apply at the date of this document. It does not constitute legal or tax advice. New WPP Share Owners or holders of New WPP ADSs should consult their professional advisers on the implications of acquiring, buying, holding, selling or otherwise disposing of New WPP Shares or New WPP ADSs under the laws of the jurisdictions in which they may be liable to taxation. New WPP Share Owners or holders of New WPP ADSs should be aware that tax rules and practice and their interpretation may change.

19.2	Income Tax

(a)	New WPP

Under the Jersey Income Tax Law, New WPP will be regarded as either:

(i)

not resident in Jersey under Article 123(1) of the Jersey Income Tax Law provided that (and for so long as) it satisfies the conditions set out in that provision, in which case New WPP will not (except as noted below) be liable to Jersey income tax; or

(ii)

resident in Jersey and will fall under Article 123C of the Jersey Income Tax Law, in which case New WPP (being neither a financial services company nor a specified utility company under the Jersey Income Tax Law at the date hereof) will (except as noted below) be subject to Jersey income tax at a rate of 0 per cent.

New WPP intends to be tax resident in the United Kingdom and therefore not regarded as resident in Jersey.

If New WPP derives any income from the ownership, exploitation or disposal of land in Jersey or the trade of importing and supplying hydrocarbon oil in Jersey, such income will be subject to tax at the rate of 20 per cent. It is not expected that New WPP will derive any such income.

(b)	Holders of New WPP Shares

New WPP will be entitled to pay dividends to holders of New WPP Shares without any withholding or deduction for or on account of Jersey tax. Holders of New WPP Shares (other than residents of Jersey) will not be subject to any tax in Jersey in respect of the holding, sale or other disposition of such New WPP Shares.

(c)	Holders of New WPP ADSs

Under Jersey law and the New WPP Articles, New WPP is only permitted to pay a dividend to a person who is recorded in its register of members as the holder of a New WPP Share. The US Depositary will be recorded in New WPP’s register of members as the holder of each New WPP Share represented by a New WPP ADS. Accordingly, New WPP will pay all dividends in respect of each New WPP Share represented by a New WPP ADS to the US Depositary (as the registered holder of each such New WPP Share) rather than to the holder of the New WPP ADS.

The US Depositary will not be subject to any tax in Jersey in respect of the holding, sale or other disposition of the New WPP Shares held by it. In addition, holders of the New WPP ADSs (other than residents of Jersey) should not be subject to any tax in Jersey in respect of the holding, sale or other disposition of such New WPP ADSs.

19.3	Goods and services tax

New WPP is an “international services entity” for the purposes of the Goods and Services Tax (Jersey) Law 2007 (the GST Law). Consequently, New WPP is not required to:

(a)	register as a taxable person pursuant to the GST Law;

(b)	charge goods and services tax in Jersey in respect of any supply made by it; or

(c)	subject to limited exceptions that are not expected to apply to New WPP, pay goods and services tax in Jersey in respect of any supply made to it.

19.4	Stamp duty

No stamp duty is payable in Jersey on the issue or inter vivos transfer of New WPP Shares or New WPP ADSs.

Upon the death of a New WPP Share Owner, a grant of probate or letters of administration will be required to transfer the New WPP Shares of the deceased person. However, New WPP may (at its discretion) dispense with this requirement where: (a) the deceased person was domiciled outside of Jersey at the time of death; and (b) the value of the deceased’s movable estate in Jersey (including any New WPP Shares) does not exceed £10,000.

Upon the death of a New WPP Share Owner, Jersey stamp duty will be payable on the registration in Jersey of a grant of probate or letters of administration, which will be required in order to transfer or otherwise deal with:

(a)

(where the deceased person was domiciled in Jersey at the time of death) the deceased person’s personal estate wherever situated (including any New WPP Shares) if the net value of such personal estate exceeds £10,000; or

(b)

(where the deceased person was domiciled outside of Jersey at the time of death) the deceased person’s personal estate situated in Jersey (including any New WPP Shares) if the net value of such personal estate exceeds £10,000.

The rate of stamp duty payable is:

(i)

(where the net value of the deceased person’s relevant personal estate is more than £10,000 but does not exceed £100,000) 0.50 per cent. of the net value of the deceased person’s relevant personal estate; or

(ii)

(where the net value of the deceased person’s relevant personal estate exceeds £100,000) £500 for the first £100,000 plus 0.75 per cent. of the net value of the deceased person’s relevant personal estate which exceeds £100,000.

In addition, application and other fees may be payable.

20.	US federal income taxation

20.1	Introduction

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, HOLDERS OF NEW WPP SHARES OR NEW WPP ADSs ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF US FEDERAL TAX ISSUES IN THIS PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY HOLDERS OF NEW WPP SHARES OR NEW WPP ADSs FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON, HOLDERS OF NEW WPP SHARES OR NEW WPP ADSs UNDER THE INTERNAL REVENUE CODE OF 1986; (B) SUCH DISCUSSION IS INCLUDED HEREIN BY NEW WPP IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY WPP OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS OF NEW WPP SHARES OR NEW WPP ADSs SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.

The following is a summary of certain material US federal income tax consequences of the ownership and disposition of New WPP Shares or New WPP ADSs by a US Holder (as defined below). This summary deals only with initial acquirers of New WPP Shares or New WPP ADSs that are US Holders and that will hold the New WPP Shares or New WPP ADSs as capital assets. The discussion does not cover all aspects of US federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of New WPP Shares or New WPP ADSs by particular investors, and does not address state, local, foreign or other tax laws. In particular, this summary does not address all of the tax considerations that may be relevant to investors subject to special treatment under the US federal income tax laws (such as financial institutions, insurance companies, investors liable for the alternative minimum tax, investors that own (directly or indirectly) 10% or more of the voting stock of New WPP, investors that hold New WPP Shares or New WPP ADSs through a permanent establishment, individual retirement accounts and other tax-deferred accounts, tax-exempt organisations, dealers in securities or currencies, traders that elect to mark to market, investors that will hold the New WPP Shares or New WPP ADSs as part of straddles, hedging transactions or conversion transactions for US federal income tax purposes, investors whose functional currency is not the US dollar or persons who received their New WPP Shares or New WPP ADSs in connection with the performance of services or on exercise of options received as compensation in connection with the performance of services).

As used herein, the term US Holder means a beneficial owner of New WPP Shares or New WPP ADSs that is, for US federal income tax purposes: (i) a citizen or individual resident of the United States; (ii) a corporation, or other entity treated as a corporation for US federal tax purposes, created or organised in or under the laws of the United States or any State thereof; (iii) an estate the income of which is subject to US federal income tax without regard to its source; or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for US federal income tax purposes.

This discussion does not address any tax consequences applicable to holders of equity interests in a holder of New WPP Shares or New WPP ADSs. The US federal income tax treatment of a partner in a partnership that holds New WPP Shares or New WPP ADSs will depend on the status of the partner and the activities of the partnership. Holders of New WPP Shares or New WPP ADSs that are partnerships should consult their tax advisers concerning the US federal income tax consequences to their partners of the acquisition, ownership and disposition of New WPP Shares or New WPP ADSs.

New WPP does not expect to become a passive foreign investment company (a PFIC) for US federal income tax purposes and this summary assumes the correctness of this position. New WPP’s possible status as a PFIC must be determined annually and therefore may be subject to change. If New WPP were to be a PFIC in any year, materially adverse consequences could result for US Holders.

The summary is based on the US federal income tax laws, including the US Internal Revenue Code of 1986 as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect, and all of which are subject to change, perhaps with retroactive effect.

The summary of US federal income tax consequences set out below is for general information only. US Holders are urged to consult their own tax advisers as to the particular tax consequences to them of owning the New WPP Shares or New WPP ADSs, including the applicability and effect of state, local, foreign and other tax laws and possible changes in tax law.

20.2	Classification of the New WPP ADSs

US Holders of New WPP ADSs should be treated for US federal income tax purposes as owners of the New WPP Shares represented by the New WPP ADSs. Accordingly, the US federal income tax consequences discussed below apply equally to US Holders of New WPP ADSs.

20.3	Tax on dividends

Distributions paid by New WPP out of current or accumulated earnings and profits (as determined for US federal income tax purposes) will generally be taxable to a US Holder as foreign source dividend income, and will not be eligible for the dividends received deduction generally allowed to US corporations.

A US Holder of New WPP ADSs generally will include dividends in gross income in the taxable year in which such holder actually or constructively receives the dividend. US Holders that surrender their New WPP ADSs in exchange for the underlying New WPP Shares should consult their tax advisers regarding the proper timing for including dividends in gross income.

Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the US Holder’s basis in the New WPP Shares or New WPP ADSs and thereafter as capital gains. However, New WPP will not maintain calculations of its earnings and profits in accordance with US federal income tax accounting principles. US Holders should, therefore, assume that any distribution by New WPP with respect to the New WPP Shares or New WPP ADSs will constitute ordinary dividend income. US Holders should consult their tax advisers with respect to the appropriate US federal income tax treatment of any distribution received from New WPP.

Under current federal income tax law, for taxable years beginning before 2013, dividends paid by a foreign corporation to a non-corporate US Holder as “qualified dividend income” are taxable at the special reduced rate normally applicable to capital gains provided the foreign corporation qualifies for the benefits of the income tax treaty between the United States and the corporation’s country of residence. In such case, the non-corporate US Holder is eligible for the reduced rate only if the US Holder has held the shares or ADSs for more than 60 days during the 121 day-period beginning 60 days before the ex-dividend date. New WPP believes it will qualify for the benefits of the income tax treaty between the United States and the United Kingdom (the “Treaty”). However, the provisions providing for the application of this reduced rate to qualified dividend income are set to expire at the end of 2012. There can be no assurance that these provisions will be extended beyond 2012 and, if extended, in what form. Additionally, even if extended, there is no assurance that New WPP will qualify for the benefits of the Treaty going forward. Therefore, US Holders of New WPP Shares or New WPP ADSs who receive distributions from New WPP will need to consult their own tax advisors regarding the continued applicability of this special reduced rate to such distributions.

Dividends paid in pounds sterling will be included in income in a US dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the US Holder in the case of New WPP Shares or the US Depositary (in case of New WPP ADSs), regardless of whether the pounds sterling are converted into US dollars at that time. If dividends received in pounds sterling are converted into US dollars on the day they are received, the US Holder generally will not be required to recognise a foreign currency gain or loss in respect of the dividend income. Generally, a gain or loss realised on a subsequent conversion of pounds sterling to US dollars or other disposition will be treated as US source ordinary income or loss.

20.4	Sale or other disposition

Upon a sale or other disposition of New WPP Shares or New WPP ADSs (other than an exchange of New WPP ADSs for New WPP Shares), a US Holder generally will recognise a capital gain or loss equal to the difference, if any, between the amount realised on the sale or other disposition and the US Holder’s adjusted tax basis in the New WPP Shares or New WPP ADSs. This capital gain or loss will generally be US source and will be a long-term capital gain or loss if the US Holder’s holding period in the New WPP Shares or New WPP ADSs exceeds one year. However, regardless of a US Holder’s actual holding period, any loss may be a long-term capital loss to the extent the US Holder receives a dividend that qualifies for the reduced rate described above under the section entitled “Tax on Dividends”, above, and exceeds 10% of the US Holder’s tax basis in its New WPP Shares or New WPP ADSs. Deductibility of capital losses is subject to limitations.

A US Holder’s tax basis in a New WPP Share or a New WPP ADS will generally be its US dollar cost. The US dollar cost of a New WPP Share or a New WPP ADS purchased with foreign currency will generally be the US dollar value of the purchase price on the date of purchase or, in the case of New WPP Shares or New WPP ADSs traded on an established securities market, as defined in the applicable Treasury Regulations, that are purchased by a cash basis US Holder (or an accrual basis US Holder that so elects), on the settlement date for the purchase. Such an election by an accrual basis US Holder must be applied consistently from year to year and cannot be revoked without the consent of the Internal Revenue Service (the IRS).

The surrender of New WPP ADSs in exchange for New WPP Shares (or vice versa) should not be a taxable event for US federal income tax purposes and US Holders should not recognise any gain or loss upon such a surrender. A US Holder’s tax basis in the withdrawn New WPP Shares will be the same as the US Holder’s tax basis in the New WPP ADSs surrendered, and the holding period of the New WPP Shares will include the holding period of the New WPP ADSs.

The amount realised on a sale or other disposition of New WPP Shares or New WPP ADSs for an amount in foreign currency will be the US dollar value of this amount on the date of sale or disposition. On the settlement date, the US Holder will recognise US source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the US dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of New WPP Shares or New WPP ADSs traded on an established securities market that are sold by a cash basis US Holder (or an accrual basis US Holder that so elects), the amount realised will be determined using the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognised at that time.

Foreign currency received on the sale or other disposition of a New WPP Share or a New WPP ADS will have a tax basis equal to its US dollar value on the settlement date. Any gain or loss recognised on a sale or other disposition of a foreign currency (including upon exchange for US dollars) will be US source ordinary income or loss.

20.5	Backup withholding and information reporting

Payments of dividends and other proceeds with respect to New WPP Shares or New WPP ADSs by a US paying agent or other US intermediary will be reported to the IRS and to the US Holder unless the holder is a corporation or otherwise establishes a basis for exemption. Backup withholding may apply to reportable payments if the US Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its US federal income tax returns. Any backup withholding tax will be refunded or allowed as a credit against the US Holder’s US federal income tax liability if the US Holder timely gives the appropriate information to the IRS. US Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

21.	Material contracts

21.1

The following is a summary of each contract (not being a contract entered into in the ordinary course of business) that has been entered into by any member of the WPP Group: (a) within the two years immediately preceding the date of this document which are, or may be, material to the WPP Group; or (b) at any time which contain obligations or entitlements which are, or may be, material to the WPP Group as at the date of this document:

(i)

on 3 August 1998, WPP 2005 entered into an agreement with Asatsu pursuant to which WPP 2005 subscribed for approximately 23% (at that time) of the share capital of Asatsu for approximately £139 million and Asatsu subscribed for 31,295,646 ordinary shares in WPP 2005 representing approximately 4% (at that time) of the issued share capital of WPP 2005. Each party agreed not to transfer any shares held by them in the other for a period of five years and thereafter only to transfer such shares following a procedure set out in the agreement. Each party is further entitled to nominate a non-executive director to the board of the other subject to retaining its shareholding in the other. Due to the disparity of the percentage shareholdings of WPP in Asatsu and of Asatsu in WPP, an agreement was also entered into on 3 August 1998 imposing, inter alia, limitations, in certain circumstances, on the voting rights in respect of the shares held by WPP 2005 in Asatsu;

(ii)

on 23 June 2004, WPP Finance (UK) issued US$650,000,000 of 5.875% notes due 2014 pursuant to the Indenture and the First Supplemental Indenture both dated as at 23 June 2004 among WPP Finance (UK), as issuer, WPP 2005, as guarantor, and Citibank N.A., as trustee, as supplemented by the First Supplemental Indenture dated as at 23 June 2004 among WPP Finance (UK), as issuer, WPP 2005, as guarantor, and Citibank N.A., as Trustee. The notes were fully and unconditionally guaranteed by WPP 2008 pursuant to the Second Supplemental Indenture dated 27 June 2006 and by WPP Young & Rubicam US Holdings (a subsidiary of WPP) pursuant to the Third Supplemental Indenture dated 19 December 2006. The notes were fully and unconditionally guaranteed by WPP and WPP Air 1 Limited (a subsidiary of WPP) pursuant to the Fourth Supplemental Indenture dated 7 October 2008 and the Fifth Supplemental Indenture dated 30 April 2009. The Indenture contains events of default provisions (including a cross-default provision). It also contains a restriction on the issuer or any of the guarantors referred to above consolidating or merging with any other person and conveying, transferring or leasing all or substantially all of their properties and assets to any person except where the entity resulting from such consolidation or merger or to whom such properties and assets are transferred becomes a primary obligor of the notes and gives certain certificates and indemnities. The covenants of the Indenture also contain a negative pledge and a limitation on the sale and leaseback of any assets by the guarantors referred to above and their principal subsidiaries. The Indenture allows for defeasance of these covenants subject to certain conditions. The Indenture also contains a joint and several indemnity from the issuer and the guarantors referred to above in favour of the trustee. On 2 December 2011, holders exchanged US$281,369,000 of the foregoing notes for $312,387,000 principal amount of 4.75% guaranteed senior notes due November 2021 issued by WPP Finance 2010 and guaranteed by WPP, WPP Air 1 Limited, WPP 2008 and WPP 2005. The outstanding principal of the 5.875% notes due 2014 is therefore now US$368,631,000;

(iii)

on 5 December 2006, WPP 2008 issued EUR 600,000,000 4.375% guaranteed bonds due 2013. The bonds are guaranteed by WPP 2005 and were constituted by a Trust Deed dated 5 December 2006 between Citicorp Trustee Company Limited, the guarantor and WPP 2008. The administration of payments to bondholders is provided for in a Paying Agency Agreement dated 5 December 2006 between WPP 2008, Citibank, N.A., London Branch and others. The bonds are traded on the London Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a change of control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision. The Trust Deed also contains an indemnity by WPP 2008 in favour of Citicorp Trustee Company Limited. Pursuant to a supplemental trust deed dated 19 November 2008, WPP, WPP Air 1 Limited and WPP Air 3 Limited acceded as additional guarantors to the bonds;

(iv)

on 4 April 2007, WPP 2008 issued £400,000,000 6.0% guaranteed bonds due 2017. The bonds are guaranteed by WPP 2005 and were constituted by a Trust Deed dated 4 April 2007 between Citicorp Trustee Company Limited, the guarantor and WPP 2008. The bonds are traded on the London Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a change of control, a negative pledge provision and events of default provisions (including a cross-default provision). The Trust Deed also contains an indemnity by WPP 2008 in favour of Citicorp Trustee Company Limited. Pursuant to a supplemental trust deed dated 19 November 2008, WPP, WPP Air 1 Limited and WPP Air 3 Limited acceded as additional guarantors to the bonds;

(v)

on 6 November 2007, WPP Finance S.A. issued EUR 500,000,000 5.25% guaranteed bonds due 2015 and £200,000,000 6.375% guaranteed bonds due 2020. Both tranches of bonds are guaranteed by WPP 2005 and WPP 2008 and were constituted respectively by two Trust Deeds dated 6 November 2007 between Citicorp Trustee Company Limited, the guarantors and WPP Finance S.A. The bonds are traded on the London Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a change of control, a negative pledge provision and events of default provisions (including a cross-default provision). The Trust Deeds also contain indemnities by WPP Finance S.A. in favour of Citicorp Trustee Company Limited. Pursuant to supplemental trust deeds dated 19 November 2008, WPP, WPP Air 1 Limited and WPP Air 3 Limited acceded as additional guarantors to the bonds;

(vi)

on 12 May 2008, WPP 2008 issued EUR 750,000,000 6.625% guaranteed bonds due 2016. The bonds are guaranteed by WPP 2005 and were constituted by a Trust Deed dated 12 May 2008 between Citicorp Trustee Company Limited, the guarantor and WPP 2008. The bonds are traded on the London Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a change of control, a negative pledge provision and events of default provisions (including a cross-default provision). The Trust Deed also contains an indemnity by WPP 2008 in favour of Citicorp Trustee Company Limited. Pursuant to a supplemental trust deed dated 19 November 2008, WPP, WPP Air 1 Limited and WPP Air 3 Limited acceded as additional guarantors to the bonds;

(vii)

effective 19 November 2008, WPP entered into a deposit agreement with Citibank, N.A., as US Depositary, and the holders and beneficial owners of WPP ADSs that sets out the terms on which the US Depositary agreed to act as depositary with respect to issued WPP ADSs. The deposit agreement contains, amongst other things, customary provisions pertaining to the form of ADRs, the deposit and withdrawal of ordinary shares, distributions to holders of ADSs, voting of ordinary shares underlying ADSs, obligations of the US Depositary and WPP, charges of the US Depositary, and compliance with applicable law;

(viii)

on 19 May 2009, WPP issued £450,000,000 of 5.75% guaranteed convertible bonds due 2014. The bonds are guaranteed by WPP 2008, WPP 2005, WPP Air 1 Limited and WPP Air 3 Limited and were constituted by a trust deed dated 19 May 2009. The bonds are traded on the London Stock Exchange and the terms and conditions contain a conversion provision allowing bondholders to convert their bonds into ordinary shares of WPP within a specified period. The bonds contain a conversion option upon a change of control, a negative pledge and events of default provisions (including a cross default provision). The trust deed contains an indemnity in favour of Citicorp Trustee Company Limited;

(ix)

on 10 June 2009, WPP Finance (UK) issued US$600,000,000 of 8% guaranteed senior notes due 2014 pursuant to the Indenture and the First Supplemental Indenture both dated as at 10 June 2009 among WPP Finance (UK), as issuer, WPP, WPP Air 1 Limited, WPP 2008 and WPP 2005 as guarantors, and Wilmington Trust Company, as trustee. The Indenture contains events of default provisions (including a cross-default provision). It also contains a restriction on the issuer or any of the guarantors consolidating or merging with any other person and conveying, transferring or leasing all or substantially all of their properties and assets to any person except where the entity resulting from such consolidation or merger or to whom such properties and assets are transferred becomes a primary obligor of the notes and gives certain certificates and indemnities. The covenants of the Indenture also contain a negative pledge and a limitation on the sale and leaseback of any assets by the guarantors and their principal subsidiaries. The Indenture allows for defeasance of these covenants subject to certain conditions. The holders of the notes have the right to require the issuer to repurchase the notes at a price equal to 101% of the principal amount of the notes in the event that there is a change of control of WPP and the notes lose their investment grade rating. The Indenture also contains a joint and several indemnity from the issuer and the guarantors referred to above in favour of the trustee;

(x)

on 2 November 2011, WPP Finance 2010 issued US$500,000,000 of 4.75% guaranteed senior notes due November 2021. In December 2011, WPP Finance 2010 issued an additional $312,387,000 of 4.75% guaranteed senior notes due November 2021 in exchange for $281,369,000 of outstanding 5.875% senior notes due 2014 of WPP Finance (UK). In total, WPP Finance 2010 issued US$812,387,000 of the 4.75% guaranteed senior notes due November 2021 pursuant to the Indenture and the First Supplemental Indenture, both dated as at 2 November 2011, among WPP Finance 2010 as issuer, WPP, WPP Air 1 Limited, WPP 2008 and WPP 2005 as guarantors, and Wilmington Trust, National Association as trustee, Citibank, N.A., as Security Registrar and paying agent and Citibank, N.A., London Branch as paying agent. Aside from the coupon and repayment date, the terms and conditions of the notes are the same as those for the US $600,000,000 8% notes due September 2014 described above;

(xi)

on 30 November 2011, WPP CP Finance plc, WPP Finance Co. Limited and WPP Group Canada Finance Inc (as borrowers), guaranteed by WPP, WPP 2005, WPP 2008, WPP Air 1 Limited and WPP CP Finance plc entered into an agreement for a five-year multi-currency revolving credit facility (with a US Dollar swingline option) for US$1.05 billion and £375 million with a syndicate of banks and Citibank International plc as facility agent. The facility is available for drawing by way of multi-currency cash advances on a revolving basis, with an option to draw US Dollar swingline advances up to a sub-limit of US$825 million. The rate of margin for the facility is, if the long-term unsecured and non-credit enhanced debt rating of WPP published by Moody’s and Standard & Poor’s (the Credit Rating) is A-/A3 or higher, 0.55% per annum. If the Credit Rating is BBB+ or Baa1, the rate of margin for the facility shall be 0.65% per annum. If the Credit Rating is BBB or Baa2, the rate of margin for the facility is 0.75% per annum. If the Credit Rating is BBB- or Baa3, the rate of margin for the facility is 0.95% per annum. If the Credit Rating is BB+ or Ba1 or lower, the rate of margin for the facility is 1.25% per annum. If Moody’s and Standard & Poor’s assign different Credit Ratings, the margin shall be the average of the margins determined by each of Moody’s and Standard & Poor’s. The commitment fee payable on undrawn commitments is equal to 35% of the then applicable margin. A utilisation fee of 0.20% per annum is payable on US dollar outstandings on any day on which the US dollar amount of dollar outstandings exceed 33% of the total dollar facility commitments but is less than or equal to 66% of the total dollar facility commitments. A utilisation fee of 0.40% per annum is payable on US dollar outstandings on any day on which the US dollar amount of dollar outstandings exceed 66% of the total dollar facility commitments. A utilisation fee of 0.20% per annum is payable on sterling outstandings on any day on which the sterling amount of sterling outstandings exceed 33% but is less than or equal to 66% of the total sterling facility commitments. A utilisation fee of 0.40% per annum is payable on sterling outstandings on any day on which the sterling amount of sterling outstandings exceed 66% of the total sterling facility commitments. The facility agreement contains customary representations, covenants and events of default. The interest rate for swingline advances is the higher of the US prime commercial lending rate and 0.50% per annum above the federal funds rate;

(xii)

on 19 June 2012, WPP entered into an agreement and plan of merger with AKQA Holdings, Inc., WPP Luxembourg Holdings Eight Sarl, Mavericks Acquisition Corporation and GA Escrow LLC pursuant to which Mavericks Acquisition Corporation, a wholly-owned subsidiary of Luxembourg Holdings Eight Sarl, itself an indirect wholly owned subsidiary of WPP, was merged into AKQA Holdings, Inc., subsequent to which Mavericks Acquisition Corporation ceased to exist and AKQA Holdings, Inc. became a wholly-owned subsidiary of Luxembourg Holdings Eight Sarl. The related obligations of Luxembourg Holdings Eight Sarl and Mavericks Acquisition Corporation were guaranteed by WPP;

(xiii)

on 7 September 2012, WPP Finance 2010 issued US$500,000,000 3.625 per cent. guaranteed senior notes due September 2022 and $300,000,000 5.125 per cent. guaranteed senior notes due 2042. These notes were issued under the Indenture dated as at 2 November 2012, described above, as supplemented by the Second Supplemental Indenture and the Third Supplemental Indenture, respectively, each dated as at 7 September 2012, among WPP Finance 2010 as issuer, WPP, WPP

Air 1 Limited, WPP 2008 and WPP 2005 as guarantors, Wilmington Trust, National Association as trustee, Citibank, N.A., as security registrar and paying agent and Citibank, N.A., London Branch as paying agent. Aside from the coupon and repayment date, the terms and conditions of these notes are the same as those for the $600,000,000 8 per cent. notes due September 2014 described above;

(xiv)

on 13 November 2012, WPP and New WPP entered into a sponsor’s agreement with the Sponsor which sets out the terms on which the Sponsor was appointed as New WPP’s sponsor for the purposes of New WPP’s application for Admission (the Sponsor’s Agreement). The Sponsor’s Agreement contains, amongst other things, customary warranties given by New WPP and WPP to the Sponsor and a customary indemnity from New WPP and WPP in favour of the Sponsor; and

(xv)

on or after the Effective Date, New WPP will enter into a deposit agreement with Citibank, N.A., as US Depositary, and the holders and beneficial owners of ADSs that sets out the terms on which the US Depositary has agreed to act as depositary with respect to the New WPP ADSs to be issued in exchange for WPP ADSs following effectiveness of the Scheme. The deposit agreement will contain, amongst other things, customary provisions pertaining to the form of ADRs, the deposit and withdrawal of ordinary shares, distributions to holders of ADSs, voting of ordinary shares underlying ADSs, obligations of the US Depositary and New WPP, charges of the US Depositary, and compliance with applicable law.

22.	Litigation

There are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which New WPP is aware) during the 12 months preceding the date of this document which may have, or have had in the recent past, significant effects on the financial position or profitability of WPP and/or the WPP Group.

23.	Listing, dealings and settlement of New WPP Shares

23.1	Delisting of WPP Shares

Application will be made by WPP to the London Stock Exchange and the UK Listing Authority, respectively, to cancel trading in the WPP Shares on the London Stock Exchange’s main market for listed securities with effect from the close of business on the Business Day immediately prior to the Effective Date and to delist the WPP Shares from the Official List with effect from 8.00 a.m. on the Effective Date. The last day of dealings in the WPP Shares on the London Stock Exchange is expected to be 31 December 2012 (being the Business Day immediately before the Effective Date) and no transfers of WPP Shares will be registered after 6.00 p.m. on that date. On the Effective Date, share certificates in respect of the Scheme Shares will cease to be valid and should be destroyed.

23.2	Listing of New WPP Shares

Applications will be made by New WPP to the UK Listing Authority for admission of the New WPP Shares to the Official List and to the London Stock Exchange for admission of the New WPP Shares to trading on its main market for listed securities. Subject to the Scheme becoming unconditional in all respects, it is expected that Admission of the New WPP Shares will become effective and that dealings in the New WPP Shares, fully paid, will commence at 8.00 a.m. on 2 January 2013 (the anticipated Effective Date).

23.3	Admission to CREST

Applications will be made by New WPP for the New WPP Shares to be admitted to CREST. Euroclear requires New WPP to confirm to it that certain conditions imposed by the CREST Regulations are satisfied before Euroclear will admit any security to CREST. It is expected that these conditions will be satisfied in respect of the New WPP Shares on admission of the New WPP Shares to the Official List. As soon as practicable after satisfaction of the conditions, New WPP will confirm this to Euroclear.

23.4	Settlement

Subject to satisfaction of the conditions referred to in paragraph 3.2 of Part 1, the New WPP Shares to which WPP Share Owners are entitled under the Scheme (as the case may be) are expected:

(a)

to the extent the entitlement arises as a result of a holding of WPP Shares in certificated form at the Scheme Record Time, to be delivered in certificated form in the name of the relevant WPP Share Owner with the relevant share certificate expected to be despatched by post, at the applicant’s risk, by no later than 15 January 2013; and

(b)

to the extent the entitlement arises as a result of a holding of WPP Shares in uncertificated form at the Scheme Record Time, to be credited to the appropriate CREST accounts (under the same participant and account ID that applied to the WPP Shares), with corresponding entitlements to New WPP Shares with effect from 8.00 a.m. on 2 January 2013.

Notwithstanding anything above or any other provision of this document or any other document relating to the New WPP Shares, WPP reserves the right to deliver any New WPP Shares applied for through CREST in certificated form. In normal circumstances, this right is only likely to be exercised in the event of any interruption, failure or breakdown of CREST (or any part of CREST), or on the part of the facilities and/or systems operated by the Registrars in connection with CREST. This right may also be exercised if the correct details in respect of bona fide market claims (such as the CREST member account ID and CREST participation ID details) are not provided as requested.

Scheme Share Owners who are CREST-sponsored members should refer to their CREST sponsor regarding the action to be taken in connection with this document.

23.5	New WPP ADSs

The US Depositary will effect the cancellation of WPP ADSs, including WPP ADSs held in the form of WPP ADRs, and issuance of New WPP ADSs under the terms of a New WPP ADS Deposit Agreement, as promptly as practicable after the Effective Date and upon due surrender of the WPP ADSs to it. The US Depositary will cancel the WPP ADSs held in book-entry form in an account maintained by a participant in DTC and issue New WPP ADSs through the book-entry transfer facilities of DTC as soon as practicable upon receipt by the US Depositary of the applicable number of New WPP Shares in its CREST account upon due surrender of the WPP ADSs to it by DTC. Holders of WPP ADSs will need to surrender any WPP ADSs held in the form of WPP ADRs to the US Depositary (including any WPP ADSs held in the form of WPP ADRs which are restricted) for cancellation and exchange for New WPP ADSs. Promptly following the Effective Date, the US Depositary will mail materials to effect the exchange of WPP ADSs evidenced by WPP ADRs for New WPP ADSs to the holders of WPP ADSs represented by WPP ADRs registered on its books as of the Effective Date. The holders of WPP ADSs evidenced by WPP ADRs will receive their New WPP ADSs in the form of book-entry direct registration with the US Depositary. Holders of WPP ADSs which are evidenced by WPP ADRs and are restricted will receive New WPP ADSs in the form of New WPP ADRs subject to the same restrictions as WPP ADRs. The US Depositary will cancel WPP ADSs registered in book entry uncertificated form in the direct registration system maintained by it and issue New WPP ADSs in book entry uncertificated form in the direct registration system maintained by it promptly upon receipt of the applicable number of New WPP Shares in its CREST account.

Prior to the Effective Date, WPP will file a “Notification: Substitution Listing Event” with NASDAQ notifying NASDAQ of the Scheme and, upon effectiveness of the Scheme, the New WPP ADSs will be listed on NASDAQ in substitution for the WPP ADSs.

24.	Working capital

In the opinion of New WPP, taking into account existing bank facilities available to the New WPP Group, the working capital available to the New WPP Group is sufficient for its present requirements, that is for at least the 12 months following the date of this document.

25.	Consent

Merrill Lynch has given and has not withdrawn its consent to the inclusion in this document of its name in the form and context in which it appears.

26.	Third party information

New WPP confirms that the information contained in this document sourced from any third party has been accurately reproduced and, as far as New WPP is aware and has been able to ascertain from information published by any such third party, no facts have been omitted which would render the reproduced information inaccurate or misleading. Where third party information has been used in this document, the source of such information has been identified.

27.	No significant change

There has been no significant change in the financial or trading position of the WPP Group since 30 June 2012, being the date to which WPP’s Interim Report for the period to 30 June 2012 was prepared. Since 25 October 2012 (the date of incorporation of New WPP), New WPP has not traded.

28.	General

28.1

The total costs and expenses of, or incidental to, the Proposals and Admission (exclusive of any amounts in respect of value added tax) payable by New WPP and WPP are estimated to amount to approximately £4.1 million.

28.2

Statutory accounts of WPP for each of the three financial years ended 31 December 2009, 2010 and 2011 have been delivered to the Registrar of Companies in Jersey. The auditors of WPP have made reports under the relevant provisions in Jersey companies law in respect of these statutory accounts and each report was an unqualified report.

29.	Sources and bases

The information contained within “Current trading, trends and prospects” in paragraph 4 of Part 4 is based on that provided in the WPP Group’s trading update for the third quarter of 2012, which was announced on 25 October 2012.

30.	Documents available for inspection

Copies of the following documents are available for inspection from WPP’s website at: http://www.wpp.com and at the registered office of New WPP at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES and at the offices of Allen & Overy LLP at One Bishops Square, London, E1 6AD during normal business hours on any Business Day from the date of this document until Admission:

(a)	the WPP Articles and the amended WPP Articles (as they are proposed to be amended at the General Meeting);

(b)	the New WPP Memorandum of Association and the New WPP Articles;

(c)	the rules of the Replacement Share Plans, the ABDP and the WPP Share Plans;

(d)

the consolidated audited accounts of the WPP Group for the three financial years ended 31 December 2009, 2010 and 2011, the unaudited consolidated financial statements of the WPP Group for the periods ended 30 June 2011 and 30 June 2012 and the WPP Group’s trading update for the third quarter of 2012 which was announced on 25 October 2012;

(e)	the Scheme Circular; and

(f)	this document.

Dated 13 November 2012

PART 6

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus should be read and construed in conjunction with the following documents, which have been previously published and filed with the FSA and/or announced through a Regulatory Information Service, and shall be deemed to be incorporated in, and form part of, this prospectus and which are available for inspection in accordance with paragraph 30 of Part 5 “Additional Information” of this prospectus.

The table below sets out the various sections of those documents which are incorporated by reference into this prospectus so as to provide the information required under the Prospectus Rules and to ensure that Share Owners and others are aware of all information which, according to the particular nature of New WPP and the New WPP Shares, is necessary to enable Share Owners and others to make an informed assessment of the assets and liabilities, financial position, profits and losses and prospects of the WPP Group and of the rights attaching to the New WPP Shares.

WPP’s website is www.wpp.com and this prospectus is available on that website. The other information on that website, and the information on any other website which is mentioned in this prospectus or mentioned on or, directly or indirectly, linked to or from WPP’s website, has not been verified and is not incorporated into and does not form part of this prospectus (unless expressly specified) and Share Owners should not rely on such information.

The documents incorporated by reference in this prospectus have been incorporated by reference in compliance with Prospectus Rule 2.4.1. Any documents themselves incorporated by reference (or referred or cross-referred) in the documents incorporated by reference in this prospectus shall not form part of this prospectus. Except as set forth below, no other portion of these documents is incorporated by reference into this prospectus and any information contained in the documents specified above which is not incorporated by reference in this prospectus is either not relevant for prospective Share Owners and/or investors for the purposes of Article 5(1) of the Prospectus Directive or is covered elsewhere in this prospectus.

Any information which is incorporated by reference into this prospectus shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus (or in a later document which is incorporated by reference into this prospectus) modifies or supersedes such earlier statement (whether expressly or by implication).

Reference Document	Information Incorporated by Reference	Page number in reference document	Page number in this prospectus

WPP’s 2009 Annual Report and Accounts	Audited consolidated financial statements for the year ended 31 December 2009 together with relevant accounting policies and notes	145-178	46

	Independent auditor’s report	179-180	46

	Consolidated balance sheet as at 31 December 2009	155	46

	Consolidated income statement for the year ended 31 December 2009	152	46

	Statement showing changes in equity	156	46

	Consolidated cash flow statement	154	46

	Accounting policies	145-151	46

	Explanatory notes	157-176	46

	Parent company balance sheet as at 31 December 2009	177	46

	Explanatory notes to parent company balance sheet	178	46

WPP’s 2010 Annual Report and Accounts	Audited consolidated financial statements for the year ended 31 December 2010 together with relevant accounting policies and notes	149-182	46

Reference Document	Information Incorporated by Reference	Page number in reference document	Page number in this prospectus

	Independent auditor’s report	183-184	46

	Consolidated balance sheet as at 31 December 2010	159	46

	Consolidated income statement for the year ended 31 December 2010	156	46

	Statement showing changes in equity	160	46

	Consolidated cash flow statement	158	46

	Accounting policies	149-155	46

	Explanatory notes	161-180	46

	Parent company balance sheet as at 31 December 2010	181	46

	Explanatory notes to parent company balance sheet	182	46

WPP’s 2011 Annual Report and Accounts	Audited consolidated financial statements for the year ended 31 December 2011 together with relevant accounting policies and notes	145-178	46

	Independent auditor’s report	179-180	46

	Consolidated balance sheet as at 31 December 2011	155	46

	Consolidated income statement for the year ended 31 December 2011	152	46

	Statement showing changes in equity	156	46

	Consolidated cash flow statement	154	46

	Accounting policies	145-151	46

	Explanatory notes	157-175	46

	Parent company balance sheet as at 31 December 2011	176	46

	Explanatory notes to parent company balance sheet	177-178	46

WPP’s Interim Report for the six months ended 30 June 2011	Unaudited interim financial statements for the six months ended 30 June 2011 together with relevant notes	12-35	46

	Consolidated balance sheet as at 30 June 2011	15	46

	Consolidated income statement for the six months to 30 June 2011	12	46

	Statement showing changes in equity	16	46

	Consolidated cash flow statement	14	46

	Explanatory notes	17-35	46

	Independent review from auditors for the six months ended 30 June 2011	37	46

WPP’s Interim Report for the six months ended 30 June 2012	Unaudited interim financial statements for the six months ended 30 June 2012 together with relevant notes	13-36	46

	Consolidated balance sheet as at 30 June 2012	16	46

	Consolidated income statement for the six months to 30 June 2012	13	46

	Statement showing changes in equity	17	46

	Consolidated cash flow statement	15	46

	Explanatory notes	18-36	46

	Independent review from auditors for the six months ended 30 June 2012	38	46

WPP and New WPP will provide without charge to each person to whom a copy of this document has been delivered, upon written or oral request, a copy of any documents incorporated by reference in this document, except that exhibits to such document will not be provided unless they are specifically incorporated by reference into this document. Requests for copies of any such document should be directed to WPP at:

WPP plc

6 Ely Place

Dublin 2

Ireland

Attention: Marie Capes

Telephone: +353 1669 0333

WPP 2012 plc

27 Farm Street

London W1J 5RJ

England

Attention: Marie Capes

Telephone: +44 (0)20 7408 2204

PART 7

DEFINITIONS

The following definitions apply throughout this document unless the context requires otherwise or unless stated otherwise:

ABDP means the WPP Annual Bonus Deferral Programme;

Admission means admission of the New WPP Shares to the premium segment of the Official List and to trading on the London Stock Exchange’s main market for listed securities, and “Admission becoming effective” means it becoming effective in accordance with paragraph 3.2.7 of the Listing Rules and the Admission and Disclosure Standards published by the London Stock Exchange;

Business Day means a day (other than a Saturday, Sunday or public holiday) on which banks are generally open for business in the City of London for the transaction of normal banking business;

BRICs means the countries of Brazil, Russia, India and China;

certificated or in certificated form means in relation to a share or other security, a share or other security which is not in uncertificated form;

City Code means the City Code on Takeovers and Mergers;

CIVETS means the countries of Colombia, Indonesia, Vietnam, Egypt, Turkey and South Africa;

Court or Jersey Court means the Royal Court of Jersey;

Court Hearing means the hearing by the Jersey Court of the claim form to sanction the Scheme under Article 125 of the Companies (Jersey) Law 1991 and to confirm the reduction of share capital of WPP pursuant to the Scheme under Article 61 of the Companies (Jersey) Law 1991;

Court Meeting means the meeting of the Scheme Share Owners convened by order of the Jersey Court pursuant to Article 125 of the Companies (Jersey) Law 1991 to be held at the Four Seasons Hotel, Simmonscourt Road, Dublin 4, Ireland at 11.30 a.m. on 11 December 2012 to consider and, if thought fit, approve the Scheme, notice of which is set out in Part 6 of the Scheme Circular, and any adjournment thereof;

CREST means the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by Euroclear in accordance with the CREST Regulations;

CREST Regulations means the Companies (Uncertificated Securities) (Jersey) Order 1999, as amended;

Deloitte means Deloitte LLP;

Disclosure and Transparency Rules means the rules and regulations made by the FSA in its capacity as the UK Listing Authority under Part VI of FSMA, and contained in the UK Listing Authority’s publication of the same name;

DTC means The Depository Trust Company;

Effective Date means the date on which the Scheme becomes effective in accordance with Clause 7 of the Scheme, which is expected to be 2 January 2013;

ESOPs means the WPP Group plc Grantor Trust, the WPP Group CIP Grantor Trust, the WPP Group plc ROW ESOP and the WPP Group plc UK ESOP;

Euroclear means Euroclear UK & Ireland Limited;

European Economic Area means the European Union, Iceland, Norway and Liechtenstein;

401k Plans means the J. Walter Thompson Company U.S. Employees Profit Sharing and Matched Savings Plan, The M Plan, the Ogilvy & Mather Profit Sharing Retirement and 401(k) Plan, and the Hill and Knowlton Retirement and 401k Savings Plan;

FSA means the Financial Services Authority;

FSMA means the Financial Services and Markets Act 2000, as amended;

General Meeting means the general meeting of WPP Share Owners to be held at the Four Seasons Hotel, Simmonscourt Road, Dublin 4, Ireland at 11.45 a.m. on 11 December 2012 (or as soon thereafter as the Court Meeting shall been concluded or adjourned), notice of which is set out in Part 7 of the Scheme Circular, and any adjournment thereof;

HMRC means Her Majesty’s Revenue and Customs;

IAS means International Accounting Standards;

IFRS means International Financial Reporting Standards;

IRS means the United States Internal Revenue Service;

ISA means an individual savings account;

ISIN means International Securities Identification Number;

Jersey Companies Law means the Companies (Jersey) Law 1991 (as amended);

Jersey Income Tax Law means the Income Tax (Jersey) Law 1961 (as amended);

Jersey Statutes means the Jersey Companies Law and every other statute, statutory instrument, regulation or order, for the time being in force, concerning companies registered under the Jersey Companies Law, including the Electronic Communication (Jersey) Law 2000 and the CREST Regulations;

Listing Rules means the listing rules of the UK Listing Authority;

London Stock Exchange means the London Stock Exchange plc;

Meetings means the Court Meeting and the General Meeting, and Meeting means either of them;

Member State means a sovereign state which is a member of the European Union;

Merrill Lynch means Merrill Lynch International;

MIST means Mexico, Indonesia, South Korea and Turkey;

NASDAQ means The NASDAQ OMX Group, Inc.;

New Shares means ordinary shares of ten pence each in the capital of WPP created following the cancellation of the Scheme Shares, which shall be of an aggregate nominal amount equal to the aggregate nominal amount of the cancelled Scheme Shares and which shall be issued credited as fully paid to New WPP pursuant to the Scheme;

New WPP or Company means WPP 2012 plc, a public company limited by shares incorporated in Jersey under the Jersey Companies Law with registered number 111714;

New WPP ADR means a certificate commonly known as an “American Depositary Receipt” evidencing New WPP ADSs;

New WPP ADS means an American Depositary Share to be issued by the US Depositary in respect of and representing five (5) New WPP Shares;

New WPP ADS Deposit Agreement means the deposit agreement relating to New WPP ADSs among New WPP and Citibank, N.A., as US Depositary and the holders and beneficial owners of New WPP ADSs, as described in paragraph 21.1(vii) of Part 5 of this document;

New WPP Articles means the articles of association of New WPP;

New WPP Board means the board of directors of New WPP;

New WPP Directors means the directors of New WPP whose names appear in the section of this document headed “Directors, Secretary, Registered and Head Office and Advisers”;

New WPP Group means before the Effective Date, New WPP, and after the Effective Date, New WPP and its subsidiaries and subsidiary undertakings and, where the context requires, its associated undertakings;

New WPP Memorandum of Association means the memorandum of association of New WPP;

New WPP Reduction of Capital means the proposed reduction of capital of New WPP under the Jersey Companies Law, as described in paragraph 2.4 of Part 1 of this document;

New WPP Reduction of Capital Resolution means special resolution 2, as set out in the notice convening the General Meeting contained in Part 7 of the Scheme Circular, to approve the New WPP Reduction of Capital;

New WPP Share Owner means a holder of New WPP Shares from time to time;

New WPP Shares means ordinary shares of ten pence each in the capital of New WPP;

New WPP Treasury Shares means ordinary shares of ten pence in the share capital of New WPP which are held in treasury;

Next 11 means the countries of Bangladesh, Egypt, Indonesia, Mexico, Nigeria, Pakistan, the Philippines, South Korea, Turkey, Vietnam and Iran;

Official List means the official list of the UK Listing Authority;

Overseas Persons means Scheme Share Owners who are resident in, ordinarily resident in, or citizens of, jurisdictions outside the United Kingdom or Jersey;

Proposals means collectively the Scheme, the Share Plan Proposals and the New WPP Reduction of Capital;

Prospectus Rules means the rules and regulations made by the FSA in its capacity as the UK Listing Authority under Part VI of the FSMA, and contained in the UK Listing Authority’s publication of the same name;

Registrar of Companies or Jersey Registrar of Companies means the Registrar of Companies in Jersey;

Registrars or Jersey Registrars means Computershare Investor Services (Jersey) Limited, Queensway House, Hilgrove Street, St Helier, Jersey JE1 1EJ;

Regulatory Information Service means a regulatory information service that is approved by the FSA;

Replacement Share Plans means the WPP 2012 Executive Stock Option Plan (2012 ExSOP) and the WPP 2012 Worldwide Ownership Plan (2012 WWOP), both as summarised in paragraph 13.3 of Part 5 of this document;

Scheme or Scheme of Arrangement means the scheme of arrangement proposed to be made under Article 125 of the Companies (Jersey) Law 1991 between WPP and the holders of Scheme Shares as set out in Part 3 of the Scheme Circular, with or subject to any modification, addition or condition approved or imposed by the Jersey Court and agreed to by WPP and New WPP;

Scheme Circular means the circular addressed to WPP Share Owners dated 13 November 2012 relating to the Proposals;

Scheme Court Order means the Act of the Jersey Court sanctioning the Scheme under Article 125 of the Companies (Jersey) Law 1991 and confirming the Scheme Reduction of Capital under Article 61 of the Companies (Jersey) Law 1991, together with the approved minute attached thereto;

Scheme Record Time means 6.00 p.m. on the Business Day immediately preceding the Effective Date;

Scheme Reduction of Capital means the reduction of capital referred to in Clause 1(a) of the Scheme;

Scheme Share Owner means a holder of Scheme Shares as appearing in the register of members of WPP;

Scheme Shares means:

(a)	all the WPP Shares in issue at the date of this document;

(b)	all (if any) additional WPP Shares issued after the date of this document and before the Voting Record Time; and

(c)

all (if any) further WPP Shares which may be in issue at or after the Voting Record Time and immediately before the confirmation by the Court of the Scheme Reduction of Capital in respect of which the original or any subsequent holders shall be bound by the Scheme or in respect of which the original or any subsequent holders shall have agreed in writing to be so bound;

SEC means the US Securities and Exchange Commission;

Share Plan Proposals means the adoption and/or the satisfaction of existing awards under the Replacement Share Plans, the ABDP and the WPP Share Plans in accordance with special resolution 1 to be proposed at the General Meeting, as set out in Part 7 of the Scheme Circular;

Sponsor means Merrill Lynch International;

Sponsor’s Agreement means the sponsor’s agreement between WPP, New WPP and the Sponsor dated 13 November 2012, as described in paragraph 21.1(xiv) of Part 5 – “Additional Information”;

subsidiary or subsidiary undertaking has the meaning given in the Companies Act 2006;

UK Bond Issues means the €600,000,000 4.375 per cent. guaranteed bonds due 2013 (the 2013 Bonds), the €750,000,000 6.625 per cent. guaranteed bonds due 2016 (the 2016 Bonds), the €500,000,000 5.25 per cent. guaranteed bonds due 2015 (the 2015 Bonds), the £400,000,000 6.0%. guaranteed bonds due 2017 (the 2017 Bonds), the £200,000,000 6.375 per cent. guaranteed bonds due 2020 (the 2020 Bonds) and the £450,000,000 5.75% guaranteed convertible bonds due 2014 (the Convertible Bond) (each a UK Bond Issue respectively);

UK Corporate Governance Code means the UK Corporate Governance Code 2010;

UK GAAP means generally accepted accounting principles in the UK;

UK Listing Authority means the FSA acting in its capacity as the competent authority for the purposes of Part VI of FSMA and in the exercise of its functions in respect of the Admission to the Official List otherwise than in accordance with Part VI of FSMA;

uncertificated or in uncertificated form means, in relation to a share or other security, a share or other security title to which is recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and the title to which, by virtue of the CREST Regulations, may be transferred by means of CREST;

United Kingdom or UK means the United Kingdom of Great Britain and Northern Ireland;

United States or US means the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia;

US Bond Issues means the $368,631,000 (originally $650,000,000) 5.875 per cent. guaranteed notes due 2014, the $600,000,000 8 per cent. guaranteed notes due 2014, the $812,387,000 4.75 per cent. guaranteed notes due 2021, the $500,000,000 3.625 per cent. guaranteed notes due 2022, the $300,000,000 5.125 per cent. guaranteed notes due 2042 and the $25,000,000 6.34 per cent. guaranteed series B senior notes due 2014;

US Depositary means Citibank N.A., 388 Greenwich Street, 14th Floor, New York, NY 10013, USA, including, where the context requires, its nominee;

US GAAP means generally accepted accounting principles in the US;

US Securities Act means the US Securities Act of 1933 (as amended);

US Securities Exchange Act means the US Securities Exchange Act of 1934 (as amended);

Voting Record Time means 6.00 p.m. (London time) on 9 December 2012 or, if the Court Meeting is adjourned, 48 hours before the time appointed for any adjourned Court Meeting;

WPP means WPP plc, a public limited company incorporated in Jersey with registered number 101749 and, where the context requires in Part 4 – “Operating and Financial Review”, the WPP Group;

WPP ADR means a certificate commonly known as an “American Depositary Receipt”, evidencing WPP ADSs;

WPP ADS means an American Depositary Share issued by the US Depositary in respect of and representing five (5) WPP Shares;

WPP Articles means the articles of association of WPP;

WPP Board means the board of directors of WPP;

WPP Directors means the directors of WPP whose names are set out in paragraph 3.1 of Part 4 of the Scheme Circular;

WPP Facility means the US$1,050,000,000 and £375,000,000 Revolving Credit Facility (including US $825,000,000 Swingline Facility) granted pursuant to an agreement dated 30 November 2011 between, amongst others, WPP, Citibank International plc (as agent) and Citibank, N.A. (as swingline agent);

WPP Group means before the Effective Date, WPP and its subsidiaries and subsidiary undertakings, and, where the context requires, its associated undertakings and, after the Effective Date, New WPP and its subsidiaries and subsidiary undertakings and, where the context requires, its associated undertakings;

WPP Share Owners or Share Owners means holders of WPP Shares from time to time;

WPP Share Plans means the WPP Executive Stock Option Plan (the Executive Plan), the WPP Worldwide Ownership Plan (the Worldwide Plan), the WPP Group plc 2004 Leadership Equity Acquisition Plan (2004 LEAP), the WPP 2005 Executive Stock Option Plan (2005 ExSOP), the WPP 2005 Worldwide Ownership Plan (2005 WWOP), the WPP 2008 Executive Stock Option Plan (2008 ExSOP), the WPP 2008 Worldwide Ownership Plan (2008 WWOP), the WPP plc Leadership Equity Acquisition Plan III (LEAP III), the Deferred Stock Units Award Agreements (the DSUs), the 24/7 Media, Inc. 1998 Stock Incentive Plan and the 24/7 Real Media, Inc. 2002 Stock Incentive Plan (the TFSM Plans) and the Taylor Nelson Sofres Worldwide Employee Sharesave Plan (the TNS Plan);

WPP Shares means ordinary shares of ten pence each in the capital of WPP;

WPP 2005 means the previous parent company of the WPP Group up to October 2005, now renamed WPP 2005 Limited; and

WPP 2008 means the previous parent company of the WPP Group up to November 2008, now renamed WPP 2008 Limited.

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